Exhibit (a)(2)
CIRCULAR DATED 30 MARCH 2007
THIS CIRCULAR IS IMPORTANT AS IT CONTAINS THE RECOMMENDATIONS OF THE INDEPENDENT DIRECTORS OF STATS CHIPPAC LTD. AND THE ADVICE OF MORGAN STANLEY DEAN WITTER ASIA (SINGAPORE) PTE IN CONNECTION WITH THE OFFER FOR THE OFFER SHARES AND THE CONVERTIBLE NOTES AND THE OPTIONS PROPOSAL (ALL DEFINED HEREIN). THIS CIRCULAR REQUIRES YOUR IMMEDIATE ATTENTION. PLEASE READ IT CAREFULLY AND IN ITS ENTIRETY.
If you are in any doubt as to the action you should take in relation to this Circular (as defined herein), you should consult your stockbroker, bank manager, solicitor or other professional adviser immediately.
If you have sold or transferred all your Ordinary Shares (as defined herein), your ADSs (as defined herein) and/ or your Convertible Notes (as defined herein), you should immediately forward this Circular to the purchaser or transferee or to the bank, stockbroker or agent through whom the sale was effected for onward transmission to the purchaser or transferee.
The Singapore Exchange Securities Trading Limited assumes no responsibility for the correctness of any of the statements made, reports contained or opinions expressed in this Circular.
None of the United States Securities and Exchange Commission, any US state securities commission or the securities regulatory authority of any other jurisdiction has: (1) approved or disapproved of the Offer; (2) passed upon the merits or fairness of the Offer; or (3) passed upon the adequacy or accuracy of the disclosure in the Offer to Purchase or this Circular. Any representation to the contrary is a criminal offence under the laws of the United States of America.
STATS ChipPAC Ltd.
(Incorporated in Singapore)
(Co. Reg. No.: 199407932D)
CIRCULAR
TO SHAREHOLDERS AND NOTEHOLDERS
IN RELATION TO THE VOLUNTARY CONDITIONAL CASH OFFER
FOR THE OFFER SHARES AND THE CONVERTIBLE NOTES
AND
TO OPTIONHOLDERS IN RELATION TO THE OPTIONS PROPOSAL
by
GOLDMAN SACHS (SINGAPORE) PTE
(Incorporated in Singapore)
(Co. Reg. No.: 198602165W)
for and on behalf of
SINGAPORE TECHNOLOGIES SEMICONDUCTORS PTE LTD
(Incorporated in Singapore)
(Co. Reg. No.: 199503003D)
a wholly-owned subsidiary of
TEMASEK HOLDINGS (PRIVATE) LIMITED
(Incorporated in Singapore)
(Co. Reg. No.: 197401143C)
Independent financial adviser to
the Independent Committee (as defined herein) of the Company
MORGAN STANLEY DEAN WITTER ASIA (SINGAPORE) PTE
(Incorporated in Singapore)
(Co. Reg. No.: 199206298Z)
SHAREHOLDERS AND NOTEHOLDERS SHOULD NOTE THAT THE OFFER TO PURCHASE STATES THAT THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 3:30 P.M. SINGAPORE TIME, 3:30 A.M. NEW YORK TIME ON FRIDAY, 13 APRIL 2007, UNLESS THE OFFER IS EXTENDED.

i

SUMMARY TERM SHEET
      This Summary Term Sheet highlights important and material information contained in this Circular but is intended to be an overview only. To fully understand the Offer and the Options Proposal described in this Circular, and for a more complete description of the terms of the Offer and the Options Proposal, Shareholders, Noteholders and Optionholders should read carefully (i) this entire Circular, the annexes and appendices to this Circular, and the documents incorporated by reference or otherwise referred to herein, and (ii) the Offer to Purchase, the Acceptance Forms and the Options Proposal, as applicable, provided with the Offer to Purchase. Section and heading references are included to direct Shareholders, Noteholders and Optionholders to a more complete description of the topics contained in this Summary Term Sheet. Capitalised terms not defined in this Summary Term Sheet are defined under the heading “Definitions” on page 10 or in the text of this Circular.

Securities	Ordinary Shares, American Depository Shares representing Ordinary Shares, Convertible Notes due 2008 and Convertible Subordinated Notes due 2008.

Offer for Ordinary Shares and ADSs	On 1 March 2007, Singapore Technologies Semiconductors Pte Ltd (STSPL or the Offeror), a wholly-owned subsidiary of Temasek Holdings (Private) Limited (Temasek), announced its intention to acquire all of the Ordinary Shares and ADSs not already owned by STSPL at a price of:

• S$1.75 per Ordinary Share; and

• S$17.50 per ADS,

each in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and described in this Circular. If the 90% Threshold (as defined below) is reached, the Offer to Purchase states that the Share Offer Price will be raised to the Higher Offer Price of:

• S$1.88 per Ordinary Share; and

• S$18.80 per ADS,

each in cash, for all Ordinary Shares and ADSs tendered, including for all Ordinary Shares and ADSs tendered prior to the time the 90% Threshold was reached.

As stated in the Offer to Purchase, the Higher Offer Price will also be paid once the 90% Fully Diluted Threshold (as defined below) is reached. As stated in the Offer to Purchase, the Share Offer Price and the Higher Offer Price will be paid without interest. See paragraph “2. THE OFFER”.

Offer for Convertible Notes	STSPL also proposes to acquire all of the Convertible Notes due 2008 and Convertible Subordinated Notes due 2008. The Convertible Notes Offer Price is the “see-through” price, which is the price holders of Convertible Notes would receive if they converted their Convertible Notes into Ordinary Shares or ADSs at the conversion prices specified in the terms of the Convertible Notes and then tendered their Ordinary Shares or ADSs in the Share Offer. As stated in the Offer to Purchase, the actual Convertible Notes Offer Price will be calculated based on the whole number of Ordinary Shares or ADSs into which the aggregate amount of Convertible Notes tendered by a holder would be convertible. Noteholders will not receive payments for any fractional Ordinary Shares or ADSs. The Convertible Notes Offer Price will be payable in cash without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and described in this Circular. As an illustration, for a US$1,000 principal amount, the “see-through” Convertible Notes Offer Price would be:

• S$997.50 for the Convertible Notes due 2008; and

• S$1,872.50 for the Convertible Subordinated Notes due 2008.

If the 90% Threshold is reached, the Offer to Purchase states that the “see-through” Higher Offer Price for the Convertible Notes will be determined based on the Higher Offer Price for the Ordinary Shares and the ADSs for all Convertible Notes tendered, including for Convertible Notes tendered prior to the time the 90% Threshold was reached. The “see-through” Higher Offer Price will also be paid once the 90% Fully Diluted Threshold (as defined below) is reached. As an illustration, for a US$1,000 principal amount, the “see-through” Higher Offer Price would be:

• S$1,071.60 for the Convertible Notes due 2008; and

• S$2,011.60 for the Convertible Subordinated Notes due 2008.

Both the Convertible Notes Offer Price and the Higher Offer Price for the Convertible Notes due 2008 are lower than what Noteholders are entitled to receive upon maturity of such Convertible Notes, because the conversion price for such Convertible Notes is higher than the Share Offer Price for the Ordinary Shares. See paragraph “2. THE OFFER”.

90% Threshold	The 90% Threshold means 90% of the total number of issued Ordinary Shares (including Ordinary Shares represented by ADSs but excluding any Ordinary Shares held by the Company as treasury shares) as of the final Closing Date of the Offer (other than those already held by STSPL, its related corporations or their respective nominees as of 16 March 2007, the date of the Offer to Purchase).

The 90% Threshold will be reached if STSPL acquires or agrees to acquire (or is deemed or treated under Section 215 of the Companies Act (Chapter 50) of Singapore (Companies Act) as having acquired or agreed to acquire) Ordinary Shares (including Ordinary Shares represented by ADSs but excluding those Ordinary Shares or ADSs held by its related corporations or their respective nominees as of 16 March 2007, the date of the Offer to Purchase, which are acquired or agreed to be acquired by STSPL) during the period from (and including) the date of the Offer to Purchase up to (and including) the final Closing Date of the Offer (whether pursuant to valid acceptances of the Offer or otherwise) which are equal to or more than the 90% Threshold.

90% Fully Diluted Threshold	The 90% Fully Diluted Threshold will be reached if STSPL acquires or agrees to acquire (or is deemed or treated under Section 215 of the Companies Act as having acquired or agreed to acquire) Ordinary Shares (including Ordinary Shares represented by ADSs but excluding those Ordinary Shares or ADSs held by its related corporations or their respective nominees as of 16 March 2007, the date of the Offer to Purchase, which are acquired or agreed to be acquired by STSPL) during the period from (and including) the date of the Offer to Purchase up to (and including) a date prior to the final Closing Date of the Offer (whether pursuant to valid acceptances of the Offer or otherwise) which results or would result in STSPL holding such number of Ordinary Shares (including Ordinary Shares represented by ADSs but excluding any Ordinary Shares held by the Company as treasury shares) which are equal to or more than 90% of the maximum potential issued share capital of the Company as of such date; provided, however, that the date on which the 90% Fully Diluted Threshold may be reached may not be earlier than the first Closing Date.

For purposes of this Circular, maximum potential issued share capital of the Company means the total number of Ordinary Shares (including Ordinary Shares represented by ADSs) which would be in issue if all the outstanding Convertible Notes were validly converted and if all the outstanding Options were validly exercised.

Higher Offer Price Threshold	The Higher Offer Price Threshold will be reached if:

• the 90% Threshold is reached; or

• the 90% Fully Diluted Threshold is reached.

If the Higher Offer Price Threshold is reached, the Offer to Purchase states that the Share Offer Price and the Convertible Notes Offer Price will be raised to the Higher Offer Price, as from the date that the Higher Offer Price Threshold is reached. In this event, the Offer to Purchase states that a subsequent offering period will commence, so that the Offer remains open for acceptances (but not withdrawals) for at least an additional ten US business days.

If the Higher Offer Price Threshold is reached, the Offer to Purchase states that STSPL will make an announcement by a corporate release, a newspaper advertisement in the United States, a filing with the SEC and a posting on SGXNET. As stated in the Offer to Purchase, the announcement to be posted on SGXNET will be posted on SGXNET by 8:00 a.m. Singapore time on the Singapore business day immediately following the date on which the Higher Offer Price Threshold is reached (but not earlier than the day after the first Closing Date).

Closing Date	3:30 p.m. Singapore time, 3:30 a.m. New York time on Friday, 13 April 2007, or as extended.

Options Proposal	Concurrently with the Offer, STSPL announced that it is making an options proposal to all holders of Options granted under the STATS ChipPAC Ltd. Share Option Plan, the STATS ChipPAC Ltd. Substitute Share Purchase and Option Plan and the STATS ChipPAC Ltd. Substitute Equity Incentive Plan. The Options Proposal is subject to the Offer for the Ordinary Shares, ADSs and Convertible Notes being declared unconditional in all respects. See paragraph “3. OPTIONS AND OPTIONS PROPOSAL”.

STSPL Ownership	STSPL currently owns approximately 35.3% of the Ordinary Shares. For a more detailed discussion of STSPL’s current ownership interests in the Company, see “Appendix II. INFORMATION ON THE OFFEROR AND TEMASEK GROUP”.

Conditions	The Share Offer for the Ordinary Shares and ADSs is conditional upon, among other things, STSPL having received, by the final Closing Date of the Offer, valid acceptances (which have not been withdrawn) in respect of such number of Ordinary Shares and ADSs which, together with Ordinary Shares (including Ordinary Shares represented by ADSs) owned, controlled or agreed to be acquired before or during the Offer by or on behalf of STSPL or parties acting or deemed to be acting in concert with it, will result in STSPL and parties acting or deemed to be acting in concert with it holding such number of Ordinary Shares (including Ordinary Shares represented by ADSs) carrying more than 50% of voting rights attributable to the issued Ordinary Shares (including Ordinary Shares represented by ADSs) as of the final Closing Date of the Offer (Minimum Tender Condition).

Accordingly, the Share Offer for the Ordinary Shares and ADSs will not be capable of being declared unconditional as to acceptances until the final Closing Date of the Offer, unless at any time prior to the Closing Date of the Offer (but after the first Closing Date of the Offer), STSPL has received valid acceptances (which have not been withdrawn) in respect of such number of Ordinary Shares which, together with Ordinary Shares owned, controlled or agreed to be acquired before or during the Offer by or on behalf of STSPL or parties acting or deemed to be acting in concert with it, will result in STSPL or parties acting or deemed to be acting in concert with it holding such number of Ordinary Shares (including Ordinary Shares represented by ADSs) representing more than 50% of the maximum potential issued share capital of the Company.

The Offer to Purchase states that STSPL will make an announcement by a corporate release, by a filing with the SEC and by a posting on SGXNET if the Offer is declared unconditional in all respects. As stated in the Offer to Purchase, the announcement to be posted on SGXNET will be posted on SGXNET by 8:00 a.m. Singapore time on the Singapore business day immediately following the date on which the Offer is declared unconditional in all respects.

Withdrawal Rights	The initial offer period for acceptances and withdrawals is the period from 16 March 2007, being the Commencement Date, until 3:30 p.m. Singapore time, 3:30 a.m. New York time on Friday, 13 April 2007.

As stated in the Offer to Purchase, STSPL may extend the Closing Date for acceptances, and, if it does so, Shareholders and Noteholders will be able to continue to tender Ordinary Shares, ADSs and Convertible Notes, and to withdraw such tenders during such extension. However, during such extended period for acceptances, Shareholders’ and Noteholders’ rights to withdraw tenders will terminate prior to the next scheduled Closing Date as soon as the Offer is declared unconditional in all respects. As stated in the Offer to Purchase, the Offer will be declared unconditional in all respects prior to the scheduled Closing Date of such an extension when STSPL has received valid acceptances (which have not been withdrawn) in respect of such number of Ordinary Shares and ADSs which, together with Ordinary Shares (including Ordinary Shares represented by ADSs) owned, controlled or agreed to be acquired before or during the Offer by or on behalf of STSPL or parties acting or deemed to be acting in concert with it holding such number of Ordinary Shares (including Ordinary Shares represented by ADSs) representing more than 50% of the maximum potential issued share capital of the Company and when all other conditions of the Offer are satisfied.

The Offer to Purchase states that STSPL will issue an announcement (through a corporate release, a posting on SGXNET and a filing with the SEC) midway through any extension of the initial offer period (unless STSPL has declared the Offer unconditional and terminated the initial offer period by that time) reminding Shareholders and Noteholders that (1) the initial offer period may be terminated prior to the date of its scheduled expiration if all of the Offer conditions are satisfied, (2) until any such termination, Shareholders and Noteholders will continue to be able to withdraw any Offer Shares and Notes tendered into the Offer, (3) the right of Shareholders and Noteholders to withdraw their tenders will expire immediately upon the occurrence of an early termination of the initial offer period, and (4) immediately following any early termination of the initial offer period, a subsequent offering period will commence, during which time the Offer would remain open for tenders, but no withdrawal rights would apply. The Offer to Purchase states that STSPL also will disclose in any such announcement the number of Ordinary Shares, ADSs and Convertible Notes tendered at that time.

See paragraph “2.1(iv). Withdrawal Rights”.

Compulsory Acquisition	If the Higher Offer Price Threshold is reached, STSPL has stated its intention to exercise its right under the Companies Act to compulsorily acquire those Ordinary Shares, including Ordinary Shares represented by ADSs, not previously tendered, at the Higher Offer Price, without interest, at the price for the Ordinary Shares purchased in the Offer (Compulsory Acquisition). See paragraph “2.9. Compulsory Acquisition and Listings”.

As a result of the Compulsory Acquisition:

• STSPL would own all of the Ordinary Shares of the Company; and

• the Company’s current minority Shareholders would no longer have any interest in the Company’s future earnings or growth.

If the Compulsory Acquisition takes place, STSPL has stated its intention to delist the Ordinary Shares from the Singapore Exchange Securities Trading Limited (SGX-ST) and the ADSs from the Nasdaq Stock Market (Nasdaq), and terminate the Company’s reporting obligations under US federal securities laws, subject to applicable law. As a result:

• the Ordinary Shares would no longer trade on the SGX-ST and the ADSs would no longer trade on the Nasdaq; and

• the Company’s financial statements and other information about the Company may no longer be publicly available.

See paragraph “2.9. Compulsory Acquisition and Listings”.

Consideration	The Offer to Purchase states that Shareholders and Noteholders who tender their Offer Shares and Convertible Notes in the Offer may elect to receive cash in S$ or US$. Shareholders and Noteholders who elect US$ will, if the Offer is completed, receive the Offer Price in US$ based on the US$/ S$ spot exchange rate on or around the day on which funds are received by The Central Depository (Pte) Limited or M&C Services Private Limited, in the case of Ordinary Shares, or by the Tender Agent or its custodian in Singapore, in the case of ADSs and Convertible Notes. Shareholders who tender their Offer Shares in the Offer will receive the Share Offer Price sooner than Shareholders whose Ordinary Shares (including Ordinary Shares represented by ADSs) are acquired in the Compulsory Acquisition, assuming that STSPL will have a right to effect a Compulsory Acquisition.

Payment	If the Offer is declared unconditional, the Offer to Purchase states that Shareholders and Noteholders who had validly tendered without withdrawing their acceptances before the date on which the Offer is declared unconditional will be paid within 14 calendar days after the date on which the Offer is declared unconditional, and Shareholders and Noteholders who validly tender their acceptances after the date on which the Offer is declared unconditional will be paid within 14 calendar days of STSPL’s receipt of their tenders. In each case, STSPL has stated that it will use its best efforts to make the payment within seven US business days.

If the Higher Offer Price Threshold is reached, the Offer to Purchase states that Shareholders and Noteholders who have received payment prior to the time the Higher Offer Price Threshold is reached will be paid the difference between the Higher Offer Price and the Share Offer Price and/or Convertible Notes Offer Price within 14 calendar days after the date on which the Higher Offer Price Threshold is reached, although STSPL will use its best efforts to make the payment within seven US business days.

Shareholders and Noteholders who accept the Offer may elect to receive the Offer Price in US$.

Shareholders who accept the Offer in respect of their Ordinary Shares will receive the Share Offer Price in S$ if they do not elect to receive the Share Offer Price in US$ in accordance with the instructions on the FAA or the FAT.

Shareholders and Noteholders who accept the Offer in respect of their ADSs or Convertible Notes will receive the Share Offer Price and Convertible Notes Offer Price in US$ if they do not elect to receive the Offer Price in S$ in accordance with the instructions in the ADS Letter of Transmittal and the Convertible Notes Letter of Transmittal. Tendering holders of ADSs and of Convertible Subordinated Notes due 2008 (CUSIP 169657AD5, 169657AC7) who elect to receive the Share Offer Price and Convertible Notes Offer Price in S$ will need to specify to the Tender Agent the particulars of the account in Singapore into which the Share Offer Price and Convertible Notes Offer Price in S$ is to be delivered. Tendering holders of Convertible Notes due 2008 (ISIN XS0179763973) who elect to receive the Convertible Notes Offer Price in S$ will receive the Convertible Notes Offer Price in S$ in their Euroclear or Clearstream account in which the tendered Convertible Notes due 2008 were held, subject to the terms of the Offer. If a tendering holder of ADSs or Convertible Notes does not timely and validly elect to receive the offer price in S$, the Share Offer Price and Convertible Notes Offer Price will be paid in US$.

Source of Funds	In the event that the Higher Offer Price Threshold is reached, the Offer to Purchase states that the Higher Offer Prices for the securities imply a total offer value of approximately S$3.1 billion for all of the Ordinary Shares and ADSs not owned by STSPL, Convertible Notes and Options. STSPL has stated in the Offer to Purchase that it expects to have sufficient funds to purchase all the securities tendered in the Offer, to purchase the Ordinary Shares and ADSs in the Compulsory Acquisition (if applicable) and to implement the Options Proposal, through working capital and borrowings from Temasek and/or an affiliate that is wholly-owned by Temasek. The Offer is not conditional on STSPL obtaining these funds. As stated in the Offer to Purchase, Goldman Sachs, as financial adviser to STSPL, has confirmed that sufficient financial resources are available to STSPL to satisfy full acceptance of the Offer and the Options Proposal. As stated in the Offer to Purchase, this confirmation has been provided by Goldman Sachs to meet the requirements of the Code.

Fairness of the Share Offer; Independent Directors’ Recommendation regarding the Share Offer	The IFA delivered a fairness opinion in respect of the Share Offer to the Independent Committee to the effect that, as of the date of such opinion, the consideration to be paid for Offer Shares in the Share Offer is fair, from a financial point of view, to the Shareholders (other than the Offeror, its related corporations or their respective nominees). The Independent Directors have determined the Share Offer to be fair to the Shareholders (other than the Offeror, its related corporations and their respective nominees) and recommend that Shareholders accept the Share Offer and tender their Offer Shares pursuant to the Share Offer. The Independent Committee notes, however, that Shareholders may have the opportunity to sell their Offer Shares in the market at prices in excess of the Share Offer Price of S$1.75 per Ordinary Share (or S$17.50 per ADS) and that Shareholders who are willing to forego the potential opportunity to receive the Higher Offer Price of S$1.88 per Ordinary Share (or S$18.80 per ADS) may wish to sell their Offer Shares in the market. Shareholders are encouraged to obtain current market quotations for Offer Shares.

Independent Directors’ Recommendation regarding the Convertible Notes Offer	The IFA delivered a written advice letter with respect to the Convertible Notes Offer to the effect that, as of the date of such letter, the Independent Directors should caution the holders of Convertible Notes to carefully consider all relevant factors in evaluating the various alternatives available to them in relation to the Convertible Notes Offer. The Independent Directors have decided to remain neutral with respect to the Convertible Notes Offer and recommend that Noteholders make their own decisions as to whether it would be in their best interest, in light of their individual circumstances, to accept the Convertible Notes Offer and tender their Convertible Notes pursuant to the Convertible Notes Offer or to reject the Convertible Notes Offer and refrain from tendering their Convertible Notes pursuant to the Convertible Notes Offer.

Independent Directors’ Recommendation regarding the Options Proposal	The IFA delivered a written advice letter with respect to the Options Proposal to the effect that, as of the date of such letter, the Independent Directors should caution the holders of the Options to carefully consider all relevant factors in evaluating the various alternatives available to them in relation to the Options Proposal. The Independent Directors have decided to remain neutral with respect to the Options Proposal and recommend that Optionholders make their own decisions as to whether it would be in their best interest, in light of their individual circumstances, to accept the Options Proposal or to reject the Options Proposal.

Appraisal Rights	Appraisal rights are not available in connection with the Offer, and will not be available in connection with a Compulsory Acquisition (if applicable).

Certain Tax Considerations	For a discussion of certain Singapore and US federal income tax consequences of the Offer applicable to the security holders, see paragraph “8. Certain Tax Consequences of the Offer” of the Letter.

Independent Financial Adviser	Morgan Stanley Dean Witter Asia (Singapore) Pte in its capacity as the independent financial adviser to the Independent Committee.

Receiving Agents for Ordinary Shares	The Central Depository (Pte) Limited, for Ordinary Shares held through CDP, and M&C Services Private Limited, for Ordinary Shares held in scrip form.

Tender Agent for ADSs and Convertible Notes	Citibank, N.A.

Offeror’s Information Agent	MacKenzie Partners, Inc.

Latest Practicable Date	Unless otherwise stated, the information in this Circular was updated as of 19 March 2007, being the latest practicable date prior to the printing of this Circular. In particular, all figures related to the number, percent or principal amount of Ordinary Shares, ADSs, Convertible Notes and Options, is given as of 19 March 2007.

Additional Documentation; Further Information	Additional copies of this Circular and any other documents related to the Offer may be obtained from and questions may be directed to The Central Depository (Pte) Limited or M&C Services Private Limited, if you are a holder of Ordinary Shares, or to the Offeror’s Information Agent, if you are a holder of ADSs or Convertible Notes.

DEFINITIONS
      Unless otherwise defined in this Circular or where the context otherwise requires, the following definitions shall apply:

Acceptance Forms	The FAA, FAT, ADS Letter of Transmittal, Convertible Notes Letter of Transmittal and the Options Acceptance Letter

ADS	American Depository Share of the Company

ADS Letter of Transmittal	The letter, despatched with the Offer to Purchase, to be completed by holders of ADSs who wish to accept the Offer

affiliate	As defined in Rule 13e-3 of the Exchange Act, an affiliate of, or a person affiliated with, a specific person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified

Board	The Board of Directors of the Company as at the Latest Practicable Date

CDP	The Central Depository (Pte) Limited

Circular	This circular containing the Letter, the IFA Letters and any other document which may be issued by or on behalf of the Company to amend, revise, supplement or update this circular from time to time

Closing Date	3:30 p.m. Singapore time, 3:30 a.m. New York time on Friday, 13 April 2007, unless the Offer is extended

Code	The Singapore Code on Take-overs and Mergers

Commencement Date	16 March 2007, being the date of despatch of the Offer to Purchase

Companies Act	The Companies Act (Chapter 50) of Singapore

Company or STATS ChipPAC	STATS ChipPAC Ltd.

Compulsory Acquisition	The acquisition by the Offeror pursuant to Section 215 of the Companies Act, of the Ordinary Shares, including Ordinary Shares represented by the ADSs, held by Shareholders who have not accepted the Offer

Conditional Offer Period	The period commencing on (and including) the Offer Announcement Date up to (and including) the date on which the Offer becomes or is declared unconditional as to acceptances

Convertible Notes	The Convertible Notes due 2008 and the Convertible Subordinated Notes due 2008

Convertible Notes due 2008	The Company’s zero coupon convertible notes due 2008, brief particulars of which are set out in paragraph 2.2 of the Letter

Convertible Notes Letter of Transmittal	The letter, despatched with the Offer to Purchase, to be completed by Noteholders who wish to accept the Convertibles Notes Offer

Convertible Notes Offer	The offer made by Goldman Sachs for and on behalf of the Offeror for the Convertible Notes on the terms and conditions set out in the Offer to Purchase, as may be amended, extended or revised from time to time by or on behalf of the Offeror

Convertible Notes Offer Price	The price offered by the Offeror for the Convertible Notes under the Convertible Notes Offer, as more particularly described in paragraph 2.2(ii) of the Letter

Convertible Subordinated Notes due 2008	The Company’s 2.50% convertible subordinated notes due 2008, brief particulars of which are set out in paragraph 2.2 of the Letter

Directors	Directors of the Company as at the Latest Practicable Date

EBITDA	Unless otherwise stated, refers to earnings before interest, tax, depreciation and amortisation

Exchange Act	US Securities Exchange Act of 1934, as amended from time to time

FAA	The Form of Acceptance and Authorisation, which forms part of the Offer to Purchase and which is issued to Shareholders whose Ordinary Shares are deposited with CDP to tender their Ordinary Shares in acceptance of the Share Offer

FAT	The Form of Acceptance and Transfer, which forms part of the Offer to Purchase and which is issued to Shareholders whose Ordinary Shares are not deposited with CDP but registered under their own names in the Singapore Register to tender their Ordinary Shares in acceptance of the Share Offer

FY	Financial year of the Company ended or ending on the Sunday nearest to 31 December (since the beginning of FY2005) of a particular year as stated, as the case may be, or December 31 (for any fiscal year prior to FY2005)

Goldman Sachs	Goldman Sachs (Singapore) Pte, the financial adviser to the Offeror

Group	The Company and its subsidiaries

Higher Offer Price	The higher offer price to be paid on the Offer Shares validly tendered if the 90% Threshold or 90% Fully Diluted Threshold is attained, particulars of which are set out in detail in paragraphs 2.1 and 2.2(ii) of the Letter

Higher Offer Price Threshold	The threshold that will be attained if the 90% Threshold or 90% Fully Diluted Threshold is attained, particulars of which are set out in detail in paragraphs 2.1 and 2.2(ii) of the Letter

IFA	Morgan Stanley Dean Witter Asia (Singapore) Pte, in its capacity as the independent financial adviser to the Independent Committee

IFA Letters	The fairness opinion relating to the Share Offer and letters of advice relating to the Convertible Notes Offer and Options

Proposal delivered by the IFA to the Independent Committee in respect of the Offer and the Options Proposal

Independent Committee	The committee consisting of the Independent Directors

Independent Directors	Directors who are considered independent for the purposes of making the recommendations to Shareholders, Noteholders and Optionholders in respect of the Share Offer, Convertible Notes Offer and Options Proposal (as may be applicable), namely Mr Charles R. Wofford, Mr Steven H. Hamblin, Mr Richard J. Agnich, Dr Robert W. Conn, Mr R. Douglas Norby, Dr Park Chong Sup, Mr Teng Cheong Kwee and Mr Tokumasa Yasui

Latest Practicable Date	19 March 2007, being the latest practicable date prior to the printing of this Circular

Letter	The letter from the Board to the Shareholders, Noteholders and Optionholders included on pages 19 through 76 of this Circular

Listing Manual	Listing manual of the SGX-ST

Market Day	A day on which SGX-ST and Nasdaq are open for the trading of securities

maximum potential issued share capital	The total number of Ordinary Shares (including Ordinary Shares represented by ADSs) which would be in issue if all the outstanding Convertible Notes had been validly converted and if all the outstanding Options had been validly exercised on the date the Offer is declared or becomes unconditional

Minimum Tender Condition	The receipt, by the Closing Date, by the Offeror of valid acceptances (and which have not been withdrawn) in respect of such number of Ordinary Shares and ADSs which, together with Ordinary Shares (including Ordinary Shares represented by ADSs) owned, controlled or agreed to be acquired before or during the Offer by or on behalf of the Offeror or parties acting or deemed to be acting in concert with it, will result in the Offeror and parties acting or deemed to be acting in concert with it holding such number of Ordinary Shares (including Ordinary Shares represented by ADSs) carrying more than 50% of voting rights attributable to the issued Ordinary Shares (including Ordinary Shares represented by ADSs) as of the final Closing Date

Morgan Stanley	Morgan Stanley Dean Witter Asia (Singapore) Pte

Nasdaq	Nasdaq Stock Market

Noteholder	A holder of the Convertible Notes due 2008 and/or Convertible Subordinated Notes due 2008

Offer	The Share Offer and the Convertible Notes Offer

Offer Announcement	The announcement made by Goldman Sachs of the Offeror’s intention to make the Offer and the Options Proposal

Offer Announcement Date	1 March 2007, being the date of the announcement by Goldman Sachs of the Offeror’s intention to make the Offer and the Options Proposal

Offer to Purchase	The document dated 16 March 2007 containing the formal terms of the Offer including the Acceptance Forms, letter to Shareholders accompanying the Offer to Purchase and any other document which may be issued by or on behalf of the Offeror to revise, supplement or update such document from time to time

Offer Shares	All the Ordinary Shares and ADSs in issue and to be issued pursuant to the valid conversion of Convertible Notes and the valid exercise of any Options prior to the close of the Share Offer, other than those already owned, directly or indirectly, by the Offeror as at the date of the Share Offer

Offeror or STSPL	Singapore Technologies Semiconductors Pte Ltd, a company incorporated in Singapore and a wholly-owned subsidiary of Temasek

Offeror’s Information Agent	MacKenzie Partners, Inc.

Options	Options granted pursuant to the Option Plans to subscribe for new Ordinary Shares, including Ordinary Shares represented by the ADSs

Options Acceptance Letter	The acceptance letter for the Options Proposal attached to the Options Letter

Options Letter	The letter from the Offeror to the Optionholders dated 16 March 2007 containing the Options Proposal

Option Plans	The STATS ChipPAC Share Option Plan, the STATS ChipPAC Substitute Share Purchase and Option Plan and the STATS ChipPAC Substitute Equity Incentive Plan

Options Proposal	The proposal by the Offeror to the Optionholders in respect of the Options as set out in paragraph 3 of the Options Letter, a summary of which is set out in paragraph 3 of the Letter

Optionholders	Holders of Options

Ordinary Shares	Ordinary shares in the capital of the Company

PWC	PricewaterhouseCoopers Singapore, the auditors of the Company

SEC	United States Securities and Exchange Commission

Securities Account	A securities account (other than a securities sub-account) maintained by a Depositor with CDP

SGX-ST	Singapore Exchange Securities Trading Limited

Share Offer	Voluntary conditional cash offer made by Goldman Sachs for and on behalf of the Offeror, to acquire the Ordinary Shares and ADSs on the terms and conditions set out in the Offer to Purchase, as may be amended, extended or revised from time to time by or on behalf of the Offeror

Share Offer Price	The offer price for each Offer Share under the Share Offer, as more particularly described in paragraph 2.1 of the Letter

Shareholder	A holder of the Offer Shares, including a Depositor whose Offer Shares are deposited with CDP, and a person whose Offer Shares are deposited with the US Depository or registered on the Singapore Register or US Register

SIC	The Securities Industry Council of Singapore

Singapore business day	Any day other than a Saturday, Sunday or a Singapore public holiday and consists of the time period 12.01 a.m. to 12 midnight, Singapore time

Singapore Register	The register of holders of the Ordinary Shares, as maintained by the Singapore Registrar

Singapore Registrar or M&C	M&C Services Private Limited, as registrar of the Ordinary Shares

Temasek	Temasek Holdings (Private) Limited

Temasek Group	Temasek and its subsidiaries

Tender Agent	Citibank, N.A., the tender agent for ADSs and Convertible Notes

US	The United States of America

US business day	Any day other than a Saturday, Sunday or US federal public holiday and consists of the time period 12:01 a.m. to 12 midnight, New York time

US Depository	Citibank, N.A., Depositary Receipt Services, as depository of the ADSs

US GAAP	Generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or such other statements by such other entity as have been approved by a significant segment of the US accounting profession

US Register	The register of holders of the ADSs, as maintained by the US Depository

US Registrar	Citibank, N.A., Depositary Receipt Services, as registrar of the ADSs

90% Fully Diluted Threshold	The threshold described in paragraph 2.1(i) of the Letter

90% Threshold	90 percent of the total number of issued Ordinary Shares (including Ordinary Shares represented by ADSs but excluding any Ordinary Shares held by the Company as treasury shares) as at the final Closing Date of the Offer (other than those already held by the Offeror, its related corporations or their respective nominees as at the Commencement Date)

% or percent	Percentum or percentage

S$	Singapore dollars

US$	United States dollars

      In this Circular:

(i)	statements which are reproduced in their entirety from the Offer to Purchase or the IFA Letters are set out in this Circular within quotes in italics;

(ii)	the expressions acting in concert, concert parties, associates and interested persons shall have the respective meanings ascribed to them in the Code;

(iii)	the terms Depositor, Depository Agent and Depository Register shall have the respective meanings ascribed to them in the Companies Act;

(iv)	words importing the singular shall, where applicable, include the plural and vice versa, references to one gender shall, where applicable, include all genders, and references to persons shall include individuals, bodies corporate, unincorporated associations and partnerships;

(v)	the headings in this Circular are inserted for convenience only and shall not affect the construction of this Circular;

(vi)	any reference to an enactment or statutory provision (which shall, for the purposes of this Circular, include those in the Code) is a reference to it as it may have been, or may from time to time be modified, consolidated or re-enacted, and any word defined under the Companies Act or the Code which is used but not defined in this Circular shall, unless the context otherwise requires, have the meaning ascribed to it under the Companies Act or the Code, as the case may be;

(vii)	any reference to a time of day and date in this Circular shall be a reference to Singapore time of day and date, unless otherwise specified; and

(viii)	any discrepancies in the tables in this Circular between the listed amounts and the totals are due to rounding and, accordingly, figures may have been adjusted to ensure that totals reflect an arithmetic aggregation of the figures that precede them, as the case may be.
      STATS ChipPAC is the subject of the Offer. The Company’s principal executive office is located at 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059, and its telephone number is (+65) 6824 7629.

FORWARD-LOOKING STATEMENTS
      Certain statements in this Circular, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this Circular. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products such as communications equipment and personal computers; decisions by customers to discontinue outsourcing of test and packaging services; reliance on a small group of principal customers; continued success in technological innovations; availability of financing; pricing pressures including declines in average selling prices; the Offer; actions that may be taken by the Company or third parties in connection with or in response to such Offer; the Company’s substantial level of indebtedness; potential impairment charges; adverse tax and other financial consequences if the South Korean taxing authorities do not agree with the Company’s interpretation of the applicable tax laws; ability to develop and protect the Company’s intellectual property; rescheduling or cancelling of customer orders; changes in products mix; intellectual property rights disputes and litigation; capacity utilisation; delays in acquiring or installing new equipment; limitations imposed by the Company’s financing arrangements which may limit its ability to maintain and grow its business; changes in customer order patterns; shortages in supply of key components; disruption of the Company’s operations; loss of key management or other personnel; defects or malfunctions in the Company’s testing equipment or packages; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in the Company’s subsidiaries; significant ownership by Temasek that may result in conflicting interests with Temasek and the Company’s affiliates; unsuccessful acquisitions and investments in other companies and businesses; the Company’s ability to successfully integrate the operations of former ST Assembly Test Services Ltd (STATS) and ChipPAC, Inc. (ChipPAC) and their employees; labour union problems in South Korea; uncertainties of conducting business in China; natural calamities and disasters, including outbreaks of epidemics and communicable diseases; and other risks described from time to time in the Company’s SEC filings, including its annual report on Form 20-F dated 12 March 2007. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

APPLICABLE LAW AND REGULATIONS GENERALLY
      The Company is incorporated in Singapore. Consequently, the fiduciary duties of the Independent Directors in relation to their review and consideration of the Offer and the Options Proposal and any other alternatives available to the Company, and the actions undertaken by the Independent Directors in connection therewith, are governed by Singapore law. The Ordinary Shares are listed on the SGX-ST (SGX-ST: STATSChP) and the ADSs are quoted on Nasdaq (NASDAQ: STTS). Consequently, the disclosures contained in this Circular and certain other matters relating to the Offer and the Options Proposal may, depending on the circumstances, be governed by the applicable laws of Singapore, the US federal and state securities laws and/ or the applicable laws of other jurisdictions in which Foreign Holders (as defined below) are resident.
NOTICE TO FOREIGN HOLDERS
      The Offer is made to all Shareholders and Noteholders and the Options Proposal is made to all Optionholders, subject to compliance with any applicable laws. However, the validity of the Offer and the Options Proposal (as applicable) to such holders resident outside Singapore and the US (Foreign Holders) may be affected by the laws of the relevant foreign jurisdictions. Foreign Holders should inform themselves about, seek independent legal advice and comply with the applicable laws in their relevant jurisdictions.
      It is the responsibility of Foreign Holders who wish to accept the Offer and/or the Options Proposal to satisfy themselves as to the full observance of the laws of the relevant jurisdiction, including the obtaining of any governmental or other consent which may be required, or compliance with other necessary formalities or legal requirements and the payment of taxes, imposts, duties or other requisite payments due in such jurisdiction. If you are in doubt about your position, you should consult your professional adviser in the relevant jurisdiction.
      Potential restrictions in sending such documents to foreign jurisdictions may result in this Circular not being sent to a Foreign Holder in such jurisdictions. Copies of the Circular may however be obtained from the office of the Singapore Registrar at 138 Robinson Road, #17-00 The Corporate Office, Singapore 068906 and the US Registrar at 388 Greenwich St., 14th Floor, New York, NY 10013 (collectively, Share Registrars). Alternatively, any Foreign Holder may write to any of the Share Registrars at the aforementioned addresses to request for the Circular and any related documents to be sent to an address in Singapore and US by ordinary post at his own risk (the last date for despatch in respect of such request shall be a date falling three Market Days prior to the final Closing Date).

STATS ChipPAC Ltd.
(Incorporated in Singapore)
(Co. Reg. No.: 199407932D)

Board of Directors	Registered Office
Mr Charles R. Wofford	5 Yishun Street 23
Mr Lim Ming Seong	Singapore 768442
Mr Tan Lay Koon
Mr Peter Seah Lim Huat
Mr Steven H. Hamblin
Mr Richard J. Agnich
Dr Robert W. Conn
Mr R. Douglas Norby
Dr Park Chong Sup
Mr Teng Cheong Kwee
Mr Tokumasa Yasui
30 March 2007
To:     Shareholders, Noteholders and Optionholders of STATS ChipPAC Ltd.

(1)	VOLUNTARY CONDITIONAL CASH OFFER FOR THE OFFER SHARES, THE CONVERTIBLE NOTES DUE 2008 AND THE CONVERTIBLE SUBORDINATED NOTES DUE 2008

(2)	OPTIONS PROPOSAL

1.	INTRODUCTION

1.1	Background

On the Offer Announcement Date, Goldman Sachs, for and on behalf of the Offeror, a wholly-owned subsidiary of Temasek Holdings (Private) Limited, announced the Offeror’s intention to make a voluntary conditional cash offer to acquire the Offer Shares and an appropriate offer to acquire the Convertible Notes as well as a proposal to Optionholders in respect of their Options pursuant to Rule 19 of the Code.

Additional details regarding the background to the Offer and the process undertaken by the Independent Directors in formulating their recommendations to Shareholders, Noteholders and Optionholders in relation to the Share Offer, Convertible Notes Offer and Options Proposal respectively are set forth in paragraph 5.4 of this Letter.

1.2	Purpose of Circular

The purpose of this Circular is to provide Shareholders, Noteholders and Optionholders with relevant information relating to the Share Offer, the Convertible Notes Offer and the Options Proposal and to set out the IFA’s advice to the Independent Committee in relation to the Offer and Options Proposal, and the recommendation of the Independent Directors to Shareholders, Noteholders and Optionholders.

1.3	Summary of Independent Directors’ Recommendations

The summary of the recommendations of the Independent Directors is set forth below. Shareholders, Noteholders and Optionholders should refer to paragraph 5.3 of this Letter for the full text of the Independent Directors’ recommendations.

As there is no assurance that the Higher Offer Price of S$1.88 per Ordinary Share (or S$18.80 per ADS), which is contingent upon the Offeror acquiring sufficient Offer Shares during the Offer to permit the Offeror to commence a Compulsory Acquisition, will be paid pursuant to the Share Offer, Shareholders should not assume that they would receive more than S$1.75 per Ordinary Share (or S$17.50 per ADS) in the Share Offer, and Noteholders and Optionholders should not assume that they would receive payments determined with reference to a per Ordinary Share price greater than S$1.75 pursuant to the Convertible Notes Offer or the Options Proposal, as applicable.

(i)	Share Offer

The Independent Directors have determined the Share Offer to be fair to the Shareholders (other than the Offeror, its related corporations and their respective nominees), and recommend that Shareholders accept the Share Offer and tender their Offer Shares pursuant to the Share Offer. The Independent Directors note, however, that Shareholders may have the opportunity to sell their Offer Shares in the market at prices in excess of the Share Offer Price of S$1.75 per Ordinary Share (or S$17.50 per ADS), and that Shareholders who are willing to forego the potential opportunity to receive the Higher Offer Price of S$1.88 per Ordinary Share (or S$18.80 per ADS) may wish to sell their Offer Shares in the market. Shareholders are encouraged to obtain current market quotations for Offer Shares.

(ii)	Convertible Notes Offer

The Independent Directors have decided to remain neutral with respect to the Convertible Notes Offer and recommend that Noteholders make their own decisions as to whether it would be in their best interests, in light of their individual circumstances, to accept the Convertible Notes Offer and tender their Convertible Notes pursuant to the Convertible Notes Offer or to reject the Convertible Notes Offer and refrain from tendering their Convertible Notes pursuant to the Convertible Notes Offer.

(iii)	Options Proposal

The Independent Directors have decided to remain neutral with respect to the Options Proposal and recommend that Optionholders make their own decisions as to whether it would be in their best interests, in light of their individual circumstances, to accept or reject the Options Proposal.

See paragraph 5 of the Letter for information with respect to Morgan Stanley’s advice to the Independent Committee with respect to the Offer and the Options Proposal, background information relating to the Offer, reasons for the Independent Directors’ recommendations and determinations, and related matters.

Shareholders, Noteholders and Optionholders should consider carefully the recommendation of the Independent Directors and the advice of the IFA to the Independent Committee before deciding whether or not to accept the Offer and/or the Options Proposal (as applicable). Further details relating to the background and terms and conditions of the Offer are set out in the Offer to Purchase. Shareholders and Noteholders should have by now received a copy of the Offer to Purchase and

Optionholders should have by now received a copy of the Options Letter and are urged to read carefully the terms and conditions contained therein.

Any Shareholder, Noteholder or Optionholder who has not received a copy of the Offer to Purchase and the Acceptance Forms or the Options Letter should contact the CDP or M & C if they hold Ordinary Shares or the Offeror Information Agent if they hold ADSs or Convertible Notes. Holders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

2.	THE OFFER

The Offeror has offered to acquire the Offer Shares and Convertible Notes on the terms and conditions set out in the Offer to Purchase and the Acceptance Forms.

2.1	Share Offer Terms

The Offer to Purchase states that:

(i)	Share Offer Price

The price for each Offer Share will be as follows:

(a)	for each Ordinary Share: S$1.75 in cash; and

(b)	for each ADS: S$17.50 in cash.

The Offeror will pay the Higher Offer Price set out below if either the 90% Threshold or the 90% Fully Diluted Threshold is reached:

(a)	for each Ordinary Share: S$1.88 in cash; and

(b)	for each ADS: S$18.80 in cash.

The definitions of 90% Threshold and 90% Fully Diluted Threshold have been extracted from pages 2 to 3 of the Offer to Purchase under the heading “SUMMARY TERM SHEET” and reproduced below.

90% Threshold

“The 90% Threshold means 90% of the total number of issued Ordinary Shares (including Ordinary Shares represented by ADSs but excluding any Ordinary Shares held by the Company as treasury shares) as of the final closing date of the Offer (other than those already held by STSPL, its related corporations or their respective nominees as of the date of this Offer to Purchase).

The 90% Threshold will be reached if STSPL acquires or agrees to acquire (or is deemed or treated under Section 215 of the Companies Act, Chapter 50 of Singapore (the “Companies Act”) as having acquired or agreed to acquire) Ordinary Shares (including Ordinary Shares represented by ADSs but excluding those Ordinary Shares or ADSs held by its related corporations or their respective nominees as of the date of this Offer to Purchase which are acquired or agreed to be acquired by STSPL) during the period from (and including) the date of this Offer to Purchase up to (and including) the final closing date of the Offer (whether pursuant to valid acceptances of the Offer or otherwise) which are equal to or more than the 90% Threshold.”

90% Fully Diluted Threshold

“The 90% Fully Diluted Threshold will be reached if STSPL acquires or agrees to acquire (or is deemed or treated under Section 215 of the Companies Act as having acquired or agreed to acquire) Ordinary Shares (including Ordinary Shares represented by ADSs but excluding those Ordinary Shares or ADSs held by its related corporations or their respective nominees as of the date of this Offer to Purchase which are acquired or agreed to be acquired by STSPL) during the period from (and including) the date of this Offer to Purchase up to (and including) a date prior to the final closing date of the Offer (whether pursuant to valid acceptances of the Offer or otherwise) which results or would result in STSPL holding such number of Ordinary Shares (including Ordinary Shares represented by ADSs but excluding any Ordinary Shares held by the Company as treasury shares) which are equal to or more than 90% of the maximum potential issued share capital of the Company as of such date; provided, however, that the date on which the 90% Fully Diluted Threshold may be reached may not be earlier than the first closing date. For purposes of this Offer to Purchase, “maximum potential issued share capital of the Company” means the total number of Ordinary Shares (including Ordinary Shares represented by ADSs) which would be in issue if all the outstanding Convertible Notes were validly converted and if all the outstanding Options were validly exercised.”

(ii)	No Encumbrances

The Offer Shares will be acquired:

(a)	“fully paid;”

(b)	“free from all liens, equities, charges, encumbrances, rights of pre-emption and any other third party rights or interests of any nature whatsoever; and”

(c)	“together with all rights, benefits and entitlements attached thereto as of [the Offer Announcement Date] and thereafter attaching thereto, including the right to receive and retain all dividends, rights and other distributions (if any) declared, paid or made by the Company on or after [the Offer Announcement Date].”

(iii)	Acceptance

The detailed procedure for acceptance of the Offer and tendering Ordinary Shares and the ADSs is set out on pages 47 to 51 and pages 51 to 54 of the Offer to Purchase respectively under the headings “THE OFFER—Section 3. Procedure for Accepting the Offer and Tendering Ordinary Shares” and “THE OFFER—Section 4. Procedure for Accepting the Offer and Tendering ADSs”.

The summary of the acceptance procedures set out below has been extracted from the Offer to Purchase under the heading “IMPORTANT”:

“Holders of Ordinary Shares

If you are a holder of Ordinary Shares and wish to validly tender all or any portion of your Ordinary Shares pursuant to the Offer, you must do one of the following, as applicable:

•	For Ordinary Shares standing to the credit of a securities account with CDP, you must, prior to the close of the Offer, complete, execute and return to CDP a Form of Acceptance and Authorisation in accordance with the Instructions of the Form of Acceptance and Authorisation and follow the procedures described below under the heading “THE OFFER—Section 3. Procedure for Accepting the Offer and Tendering Ordinary Shares—Ordinary Shares Held by Depositors with a Securities Account at CDP”.

•	For Ordinary Shares held “in scrip form”, you must, prior to the close of the Offer, complete, execute and return to M&C a Form of Acceptance and Transfer in accordance with the Instructions of the Form of Acceptance and Transfer and follow the procedures described below under the heading “THE OFFER—Section 3. Procedure for Accepting the Offer and Tendering Ordinary Share—Ordinary Shares Held in Scrip Form”. If you were to deposit your share certificate(s) with CDP after the date of this Offer to Purchase with the intent to tender your Ordinary Shares through the facilities of

CDP, the Ordinary Shares may not be credited into your securities account at CDP in time for you to accept the Offer.

Holders of ADSs

If you are a holder of ADSs and wish to validly tender all or any portion of your ADSs pursuant to the Offer, your tender must satisfy the following conditions:

•	a properly completed and duly executed ADS Letter of Transmittal in accordance with the instructions of the ADS Letter of Transmittal, with any required signature guarantees, or an Agent’s Message, and any other documents required by the ADS Letter of Transmittal must be received by the Tender Agent at the applicable address set forth on the back cover of this Offer to Purchase prior to the close of the Offer; and

•	the depositary receipts, sometimes referred to as “ADRs”, evidencing the ADSs to be tendered must be received by the Tender Agent or such ADSs must be properly delivered pursuant to the procedures for book-entry transfer and confirmation of such delivery must be received by the Tender Agent prior to the close of the Offer.

No tenders of ADSs will be accepted by means of guaranteed delivery procedures.

If your bank, broker or other nominee holds your ADSs for you in “street name”, you must instruct your bank, broker or nominee to tender your ADSs on your behalf. You should contact such entity sufficiently in advance of the close of the Offer if you wish to tender your ADSs.

These procedures are described in further detail [in the Offer to Purchase] under the heading “THE OFFER—Section 4. Procedure for Accepting the Offer and Tendering ADSs”.”

(iv)	Withdrawal Rights

Pages 58 to 60 of the Offer to Purchase “THE OFFER—Section 7. Withdrawal Rights” set out in detail the withdrawal rights of Shareholders and Noteholders.

Page 5 of the Offer to Purchase under the heading “SUMMARY TERM SHEET” sets out in summary form the withdrawal rights of Shareholders and Noteholders as follows:

“The initial offer period for acceptances and withdrawals is the period from [the Commencement Date] until 3:30 PM Singapore time, 3:30 AM New York City time, on Friday, April 13, 2007.

[The Offeror] may extend the closing date for acceptances, and, if it does so, you will be able to continue to tender your Ordinary Shares, ADSs and Convertible Notes, and to withdraw your tender during such extension. However, during such extended period for acceptances, your right to withdraw tenders will terminate prior to the next scheduled closing date as soon as the Offer is declared unconditional in all respects. The Offer will be declared unconditional in all respects prior to the scheduled closing date of such an extension when [the Offeror] has received valid acceptances (which have not been withdrawn) in respect of such number of Ordinary Shares and ADSs which, together with Ordinary Shares (including Ordinary Shares represented by ADSs) owned, controlled or agreed to be acquired before or during the Offer by or on behalf of [the Offeror] or parties acting or deemed to be acting in concert with it holding such number of Ordinary Shares (including Ordinary Shares represented by ADSs) representing more than 50% of the maximum potential issued share capital of the Company and when all other conditions of the Offer are satisfied.

STSPL will issue an announcement (through a press release, a posting on SGXNET and a filing with the SEC) midway through any extension of the initial offer period (unless [the

Offeror] has declared the Offer unconditional and terminated the initial offer period by that time) reminding holders that (1) the initial offer period may be terminated prior to the date of its scheduled expiration if all of the Offer conditions are satisfied, (2) until any such termination, security holders will continue to be able to withdraw any Securities tendered into the Offer, (3) the right of security holders to withdraw their tenders will expire immediately upon the occurrence of an early termination of the initial offer period, and (4) immediately following any early termination of the initial offer period, a subsequent offering period will commence, during which time the Offer would remain open for tenders, but no withdrawal rights would apply. [The Offeror] also will disclose in any such announcement the number of Ordinary Shares, ADSs and Convertible Notes tendered at that time.”

(v)	Extension of Share Offer

The Offer to Purchase states that the Share Offer will also be extended to:

(a)	“all Ordinary Shares and ADSs owned, controlled or agreed to be acquired by parties acting or deemed to be acting in concert with [the Offeror] in connection with the Offer;”

(b)	“all new ADSs issued pursuant to the deposit with the ADS depositary, Citibank, N.A., of any Ordinary Shares prior to the final closing date of the Offer;”

(c)	“all new Ordinary Shares and ADSs unconditionally issued or to be issued pursuant to the valid conversion prior to the final closing date of the Offer of any Convertible Notes; and”

(d)	“all new Ordinary Shares unconditionally issued or to be issued pursuant to the valid exercise prior to the final closing date of the Offer of any Options”.

For the purposes of the Offer and for the avoidance of doubt, the expression “Offer Shares” will include all Ordinary Shares and all Ordinary Shares represented by all ADSs.

(vi)	Payment election

The Offer to Purchase states that Shareholders who accept the Share Offer may elect to receive the Offer Price in US$, in which event the Offer Price shall be converted from S$ to US$ on the open spot market on or around the date of settlement of the Offer Price and the actual amount of US$ to be received by a Shareholder who elects for US$ in settlement of the Offer Price will therefore depend upon the relevant exchange rate prevailing on the day the conversion is effected.

2.2	Convertible Notes Offer Terms

(i)	Convertible Notes Offer

Pursuant to Rule 19 of the Code, the Offeror has made the Convertible Notes Offer for the Convertible Notes.

The details of the Convertible Notes outstanding as at the Latest Practicable Date are:

			Annual
	Outstanding		Coupon
	Principal Amount		Rate	Due Date

Convertible Notes due 2008	US$	115,000,000	0%	7 November 2008
Convertible Subordinated Notes due 2008	US$	150,000,000	2.5%	1 June 2008

(ii)	Convertible Notes Offer Price

The Offer to Purchase states that the Convertible Notes Offer Price will be as follows:

	Convertible Notes
	Offer Price for every
	US$1,000 principal
	amount of		Payment
	convertible notes		Type

Convertible Notes due 2008	S$	997.50	Cash
Convertible Subordinated Notes due 2008	S$	1,872.50	Cash

The Offer to Purchase states that the Convertible Notes Offer Price (as set out in the table above) “for each series of Convertible Notes is the “see-through” price, which is the price holders of the Convertible Notes would receive if they converted their Convertible Notes into Ordinary Shares or ADSs at the conversion prices specified in the terms of the Convertible Notes and then tendered their Ordinary Shares or ADSs in the Offer. The actual offer price will be calculated based on the whole number of Ordinary Shares or ADSs into which the aggregate amount of Convertible Notes tendered by a holder would be convertible”.

If the 90% Threshold or the 90% Fully Diluted Threshold is reached, the Offer to Purchase states that the Higher Offer Price will be:

	Convertible Notes
	Offer Price for every
	US$1,000 principal
	amount of		Payment
	convertible notes		Type

Convertible Notes due 2008	S$	1,071.60	Cash
Convertible Subordinated Notes due 2008	S$	2,011.60	Cash

“The “see-through” higher offer price for Convertible Notes will be determined based on the higher offer price for the Ordinary Shares and the ADSs for all Convertible Notes tendered, including for Convertible Notes tendered prior to the time the 90% Threshold was reached.”

(iii) No Encumbrances

The Convertible Notes will be acquired:

(a)	“free from all liens, equities, charges, encumbrances, rights of pre-emption and any other third party rights or interests of any nature whatsoever; and”

(b)	“together with all rights, benefits and entitlements attached thereto as of [the Offer Announcement Date], and thereafter attaching thereto, including the right to receive and retain all interest, payments, rights and other distributions (if any) declared, paid or made by the Company on or after [the Offer Announcement Date].”

(iv) Acceptances

The procedure for accepting the Convertible Notes Offer and tendering the Convertible Notes is set out on pages 54 to 58 of the Offer to Purchase “THE OFFER— Section 5. Procedure for Accepting the Offer and Tendering Convertible Notes.”

In summary:

Holders of Convertible Subordinated Notes due 2008

“If you are a holder of Convertible Subordinated Notes due 2008 (CUSIP169657AD5, 169657AC7) and wish to validly tender all or any portion of your Convertible Subordinated Notes due 2008 pursuant to the Offer, your tender must satisfy the following conditions:

•	a properly completed and duly executed Convertible Notes Letter of Transmittal in accordance with the instructions of the Convertible Notes Letter of Transmittal, with any required signature guarantees, or an Agent’s Message, and any other documents required by the Convertible Notes Letter of Transmittal must be received by the Tender Agent at the applicable address set forth on the back cover of this Offer to Purchase prior to the close of the Offer; and

•	the certificates evidencing Convertible Subordinated Notes must be received by the Tender Agent or such Convertible Subordinated Notes must be properly delivered pursuant to the procedures for book-entry transfer and confirmation of such delivery must be received by the Tender Agent prior to the close of the Offer.”

Holders of Convertible Notes due 2008

“If you are a holder of the Convertible Notes due 2008 (ISIN XS0179763973) and wish to validly tender all or any portion of your Convertible Notes due 2008 pursuant to the Offer, you must timely instruct the direct participant in Euroclear Bank S.A./ N.V. (“Euroclear”) or Clearstream Banking, société anonyme (“Clearstream”) that holds your Convertible Notes due 2008 in Euroclear or Clearstream to follow the tender procedures and observe the deadlines that Euroclear and Clearstream will establish for the processing of instructions to tender the Convertible Notes due 2008 to the Tender Agent in the Offer. Euroclear and Clearstream will act in respect of the Offer only upon timely receipt of valid instructions to do so received from direct participants in Euroclear and Clearstream, respectively.

You and your direct participant in Euroclear or Clearstream are required to make yourselves aware of the procedures and deadlines that Euroclear and Clearstream will establish for the Offer. You are responsible for determining the procedures and deadlines your direct participant in Euroclear or Clearstream may establish for the Offer. None of STSPL, Temasek or the Tender Agent will be responsible for ensuring that any of your tender instructions are submitted to or accepted by Euroclear or Clearstream or your direct participant in Euroclear or Clearstream.

The instruction to tender your Convertible Notes due 2008 in the Offer that your direct participant provides to Euroclear and Clearstream will need to include the following:

•	the amount of the Convertible Notes due 2008 to be tendered in the Offer,

•	an election to receive the Offer Price in Singapore dollars or in U.S. dollars,

•	instructions to block any attempt to transfer the tendered Convertible Notes due 2008 to a third party prior to the settlement of payment of the Offer Price, and

•	instructions to debit the tendered Convertible Notes due 2008 from your account upon receipt of an instruction to that effect from the Tender Agent,

subject in each case to the automatic withdrawal of these instructions in the event the Offer lapses or is withdrawn.

If your bank, broker or other nominee holds your Convertible Notes for you in “street name”, you must instruct your bank, broker or nominee to tender your Convertible Notes on your behalf. You should contact such entity sufficiently in advance of the close of the Offer if you wish to tender your Convertible Notes.

No tenders of Convertible Notes will be accepted by means of guaranteed delivery procedures.

Notwithstanding anything contained in the Offer to Purchase or in any Acceptance Form, a holder who tenders Convertible Notes in the Offer (including book-entry tenders via DTC, Euroclear or Clearstream) will be required to physically deliver a duly completed and signed Convertible Notes Letter of Transmittal to the Tender Agent at the applicable address set forth on the back cover of the Offer to Purchase unless STSPL and the Tender Agent waive such requirement.”

(v) Payment Election

As stated in the Offer to Purchase, Noteholders who accept the Convertible Notes Offer may elect to receive the Convertible Notes Offer Price in US$, in which event the Convertible Notes Offer Price shall be converted from S$ to US$ on the open spot market on or around the date of settlement of the Convertible Notes Offer Price and the actual amount of US$ to be received by a Noteholder who elects for US$ in settlement of the Convertible Notes Offer Price will therefore depend upon the relevant exchange rate prevailing on the day the conversion is effected.

2.3	Conditions to the Offer

As stated in the Offer to Purchase, the Share Offer is subject to the following conditions:

(i) Minimum Tender Condition

“[The Offeror] having received, by the final closing date of the Offer, valid acceptances (which have not been withdrawn) in respect of such number of Ordinary Shares and ADSs which, together with Ordinary Shares (including Ordinary Shares represented by ADSs) owned, controlled or agreed to be acquired before or during the Offer by or on behalf of [the Offeror] or parties acting or deemed to be acting in concert with it, will result in [the Offeror] and parties acting or deemed to be acting in concert with it holding such number of Ordinary Shares (including Ordinary Shares represented by ADSs) carrying more than 50% of voting rights attributable to the issued Ordinary Shares (including Ordinary Shares represented by ADSs) as of the final closing date of the Offer (the “Minimum Tender Condition”).

Accordingly, the Offer for the Ordinary Shares and ADSs will not be capable of being declared unconditional as to acceptances until the final closing date of the Offer, unless at any time prior to the closing date of the Offer (but after the first closing date of the Offer), [the Offeror] has received valid acceptances (which have not been withdrawn) in respect of such number of Ordinary Shares which, together with Ordinary Shares owned, controlled or agreed to be acquired before or during the Offer by or on behalf of [the Offeror] or parties acting or deemed to be acting in concert with it, will result in [the Offeror] or parties acting or deemed to be acting in concert with it holding such number of Ordinary Shares (including Ordinary Shares represented by ADSs) representing more than 50% of the maximum potential issued share capital of the Company.”

The Minimum Tender Condition may not be waived.

(ii)	Other Conditions to the Offer (Other Conditions)

The Other Conditions to the Offer are set out on pages 70 to 72 of the Offer to Purchase under the heading “THE OFFER— Section 14. Conditions to Offer” and have been reproduced for reference purposes in Appendix IV of this Circular.

The Offer to Purchase states that each of the Other Conditions “is for the sole benefit of [the Offeror], Temasek and their respective affiliates (other than the Company) and and may be invoked by [the Offeror] regardless of the circumstances (including any action or inaction by

[the Offeror] or Temasek) giving rise to any such conditions or may be waived by [the Offeror], in whole or in part, at any time and from time to time in the sole discretion of [the Offeror] after prior consultation with and consent having been obtained from the SIC. The Minimum Tender Condition may not be waived by [the Offeror]. Without prejudice to the generality of the foregoing, [the Offeror] may invoke the [Other Conditions] when the circumstances which give rise to the right to invoke such [Other Conditions] are of material significance to [the Offeror] in the context of the [Share Offer] and after prior consultation with and consent having been obtained from the SIC.”

“The failure by [the Offeror] at any time to exercise its rights under any of the [Other Conditions] will not be deemed a waiver of any such rights and each such right will be deemed an ongoing right which may be asserted at any time or from time to time prior to the Closing Date.”

The Offer to Purchase states that the Convertible Notes Offer will also be conditional upon the Share Offer becoming or being declared unconditional in all respects and that the Offeror will not consummate the acquisition of the Convertible Notes unless the Offeror also consummates the acquisition of the Ordinary Shares and ADSs pursuant to the Share Offer.

2.4	Revision of Offer

The Offeror has on pages 44 to 45 of the Offer to Purchase under the heading “THE OFFER—Section 1. Terms of the Offer” discussed certain obligations which may arise if there are material changes in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer:

“If STSPL makes a material change in the terms of the Offer or the information concerning the Offer or if it waives a material condition of the Offer, STSPL will extend the Offer to the extent required by Singapore law and Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or change in percentage of securities sought, will depend upon the relevant facts and circumstances then existing, including the relative materiality of the changed terms or information. In a public release, the SEC has stated its view that an offer must remain open for a minimum period of time following a material change in the terms of the Offer and that waiver of a material condition is a material change in the terms of the Offer. The release states that an offer should remain open for a minimum of five U.S. business days from the date a material change is first published or sent or given to security holders and that, if material changes are made in respect to information that approaches the significance of price and percentage of Ordinary Shares, ADSs or Convertible Notes sought, a minimum of ten U.S. business days may be required to allow for adequate dissemination to shareholders and investor response.”

2.5	Subsequent Offer Period

The extract below from pages 45 to 46 of the Offer to Purchase under the heading “THE OFFER—Section 1. Terms of the Offer” highlights when a subsequent offering period will commence and the rights of Shareholders and Noteholders (including any rights of withdrawal) during such period.

“If the Offer is declared unconditional, STSPL will immediately commence a subsequent offering period (within the meaning of Rule 14d-11 under the Exchange Act) that will last at least ten U.S. business days after the initial offer period; the subsequent offering period will start as soon as the initial offer period terminates (as it may have been extended, including as a result of the Offer being declared unconditional prior to the scheduled closing date of an extension). Withdrawals may not be made during the subsequent offering period. STSPL will publicly announce the commencement of any subsequent offering period.

However, if the Offer is declared unconditional as to acceptances, the announcement need not state a new closing date but may state that the Offer will remain open until further notice. In such a case, STSPL will give holders of Ordinary Shares, ADSs and Convertible Notes at least 14 calendar days prior notice before closing the subsequent offering period. Under the Singapore Code, at any time before the Offer becomes unconditional as to acceptances, STSPL would have the option to deliver to holders a notice at least 14 days in advance of the date on which the Offer would have closed that the Offer will not be open for acceptance beyond that date. In this Offer, however, STSPL has committed not to deliver such a notice.

Holders of Ordinary Shares, ADSs and Convertible Notes who did not tender their securities during the initial offer period may tender (but not withdraw) their securities during the subsequent offering period. If the Offer is not declared unconditional in all respects by (and including) the close of the initial offer period or any extension, STSPL has no obligation to extend the Offer.”

2.6	Settlement of Payment

The expected timetable set forth on page 9 of the Offer to Purchase (which is indicative only and may be subject to change) indicates that the date for first payment to be made in respect of the Offer is 27 April 2007, assuming that the Minimum Tender Condition and all other conditions to the Offer are satisfied (or waived) on 13 April 2007, and that Shareholders and Noteholders will be paid within 14 calendar days.

“If the Offer is declared unconditional, holders who had validly tendered without withdrawing their acceptances before the date on which the Offer is declared unconditional will be paid within 14 calendar days after the date on which the Offer is declared unconditional, and holders who validly tender their acceptances after the date on which the Offer is declared unconditional will be paid within 14 calendar days of [the Offeror’s] receipt of their tenders. In each case, [the Offeror] will use its best efforts to make the payment within seven U.S. business days.

If the Higher Offer Price Threshold is reached, holders who have received payment prior to the time the Higher Offer Price Threshold is reached will be paid the difference between the higher offer price and the offer price within 14 calendar days after the date on which the Higher Offer Price Threshold is reached, although [the Offeror] will use its best efforts to make the payment within seven U.S. business days.”

2.7	Warranty

The applicable Acceptance Forms require a Shareholder or Noteholder, who tenders his Offer Shares and/or Convertible Notes due 2008 and/or Convertible Subordinated Notes due 2008, as the case may be, in acceptance of the Share Offer or Convertible Notes Offer to provide certain warranties in respect of title, encumbrances and rights and entitlements to and of the Offer Shares and/or Convertible Notes (as applicable).

Shareholders and Noteholders should carefully read Acceptance Form applicable to them.

2.8	Rationale for the Offer and the Offeror’s Intentions Relating to the Company

Pages 28 to 29 of the Offer to Purchase set out the purpose and reasons for the Offer and the Offeror’s plans for the Company after the Offer under the heading “SPECIAL FACTORS—

Section 2. Purpose and Reasons for the Offer; Plans for the Company after the Offer and the Compulsory Acquisition”, parts of which have been extracted and set out below:

“The purpose of the Offer is for [the Offeror] and Temasek to increase their direct and indirect ownership of the outstanding Ordinary Shares from the current level of approximately 35.3%. If the Offer is completed, the Company will become a majority-owned subsidiary of [the Offeror].”

“[The Offeror] and Temasek currently intend to retain the Ordinary Shares acquired pursuant to the Offer and the Compulsory Acquisition (if applicable), but may in the future consider transfers or sales to related corporations or other third parties.”

“[The Offeror] and Temasek have been impressed by the performance of the board of directors and management of the Company and wish to have their continued support. [The Offeror] and Temasek expect that, following the consummation of the Offer, the Company’s current management team will continue to operate the business of the Company substantially as currently operated. However, following the Offer, [the Offeror] and Temasek expect, to the extent permitted by prevailing law, to work with the board of the Company and its management to review the Company and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel to consider and determine what changes, if any, would be appropriate or desirable to implement. [The Offeror] and Temasek expressly reserve the right to make any changes that they deem necessary, appropriate or convenient in light of their review or in light of future developments. Such changes could include, among other things, changes in the Company’s business, corporate structure, memorandum and articles of incorporation, capitalization (whether arising from refinancing or otherwise), management or dividend policy.”

In the absence of any other information in the Offer to Purchase relating to the Offeror’s or Temasek’s intentions in relation to the Company, the Independent Directors are unable to provide any additional commentary regarding the Offeror’s or Temasek’s intentions in relation to the Company.

2.9	Compulsory Acquisition and Listings

If the 90% Threshold is reached, the Offeror has stated in the Offer to Purchase that it intends to exercise its rights of Compulsory Acquisition in accordance with Section 215 of the Companies Act.

The intentions of the Offeror in relation to Compulsory Acquisition are set out in “SPECIAL FACTORS—Section 5. Effects of the Offer and the Compulsory Acquisition”.

Compulsory Acquisition

Ordinary Shares (including Ordinary Shares represented by ADSs)

“Pursuant to Section 215(1) of the Companies Act, if the Higher Offer Price Threshold is reached, [the Offeror] will be entitled to exercise the right to compulsorily acquire all the remaining Ordinary Shares, including Ordinary Shares represented by ADSs. [The Offeror] currently intends to exercise such right of Compulsory Acquisition. After the Compulsory Acquisition, the Company would be a wholly-owned subsidiary of [the Offeror].

To exercise the right to compulsorily acquire all the remaining Ordinary Shares pursuant to Section 215(1) of the Companies Act, [the Offeror] will, within two months after the date on which [the Offeror] reaches the Higher Offer Price Threshold, give notice to the shareholders of the Company who had failed or refused to accept the Offer in respect of their Ordinary Shares or the Ordinary Shares represented by ADSs (the “Dissenting Shareholders”), requiring the Dissenting Shareholders to transfer their Ordinary Shares or ADSs to [the Offeror]. The Dissenting Shareholders may apply to a Singapore court to have the Compulsory Acquisition set aside. Unless the court thinks fit to order otherwise, [the Offeror] shall be entitled and bound to acquire the Ordinary Shares or ADSs of the Dissenting Shareholders, at a price of S$1.88 per Ordinary Share and S$18.80 per ADS, in each case in cash and without interest. [The Offeror] may elect to settle the purchase price in the Compulsory Acquisition in U.S. dollars. In such event, the purchase price shall be converted from Singapore dollars to U.S. dollars on the open spot market on or around the date of settlement of the purchase price. The actual amount of U.S. dollars to be received by a shareholder whose Ordinary Shares or ADSs are compulsorily acquired will therefore depend upon the relevant exchange rate prevailing on the day the conversion is effected.

Upon completion of the Compulsory Acquisition, the Company will become a privately held corporation. Accordingly, former shareholders will not have the opportunity to participate in the earnings and growth of the Company after the Compulsory Acquisition and will not have any right to vote on corporate matters. Similarly, former shareholders will not face the risk of losses generated by the Company’s operations or decline in the value of the Company after the Compulsory Acquisition. Therefore, the benefit of the Offer and the Compulsory Acquisition to the unaffiliated shareholders of the Company is the right to receive the same price paid in the Offer (which in this case would be the Higher Offer Price). The detriments are that unaffiliated shareholders will cease to participate in the Company’s future earnings and growth, if any, and that the receipt of the payment for their shares may be a taxable transaction for Singapore and United States federal income tax purposes unless the shareholder has an applicable exemption. See “THE OFFER—Section 8. Certain Tax Consequences of the Offer”.

In addition, after the Compulsory Acquisition, the Ordinary Shares will cease to be listed on the SGX-ST, the ADSs will cease to be listed on Nasdaq, price quotations with respect to sales of Ordinary Shares and ADSs in the public market will no longer be available, registration of the Ordinary Shares under the Exchange Act and the Company’s reporting issuer status under U.S. securities laws will be terminated, and the Company may no longer be required to file periodic reports with the SGX-ST or the SEC.”

Convertible Notes

“The change in ownership of the Ordinary Shares resulting from acceptances tendered pursuant to the Offer and Compulsory Acquisition will not constitute a change of control under the terms of the Convertible Notes. As a result holders of the Convertible Notes will not have the right to require the Company to repurchase the Convertible Notes at the change of control purchase price specified in the terms of the Convertible Notes. If the Ordinary Shares are no longer listed on the SGX-ST, holders of the Convertible Notes due 2008 will have a right to cause the Company to purchase all of such holders’ notes in cash at an accreted value including accrued but unpaid interest. Otherwise, the Convertible Notes not tendered in the Offer will remain outstanding, and the right to receive payments and the right to conversion under the terms of the Convertible Notes will not be affected by the Offer or a Compulsory Acquisition”.

Listings

As to a full discussion of the effect of the Offer on the listing status and market for the Ordinary Shares and ADSs following the Offer, please see Pages 72 to 73 of the Offer to Purchase under the heading “THE OFFER— Section 15. Effect of the Offer on the Market for the Ordinary Shares and ADSs; the SGX-ST and Nasdaq Listings; Exchange Act Registration and Margin Regulations”.

SGX-ST Listing

“Pursuant to Rule 1105 of the Listing Manual of the SGX-ST (the “Listing Manual”), in the event that [the Offeror] (and parties acting in concert with it) owns more than 90 percent of the issued Ordinary Shares, the SGX-ST may suspend the listing of the Ordinary Shares on the SGX-ST until such time when the SGX-ST is satisfied that at least 10% of the issued Ordinary Shares are held by at least 500 Shareholders who are members of the public. In addition, this would result in the Company not being in compliance with Rule 723 of the Listing Manual as less than 10% of the issued Ordinary Shares would be held by members of the public. Under Rule 724 of the Listing Manual, if the percentage of the issued Ordinary Shares held in public hands falls below 10%, the Company must, as soon as possible, announce that fact and the SGX-ST may suspend trading of all the Ordinary Shares on the SGX-ST. Rule 725 of the Listing Manual states that the SGX-ST may allow the Company a period of three months, or such longer period as the SGX-ST may agree, for the proportion of issued Shares held by members of the public to be raised to at least 10% (the “SGX-ST Shareholding Requirement”), failing which the Company may be de-listed from the SGX-ST. In the event that the Company does not meet the requirement of Rule 723 of the Listing Manual, STSPL currently does not intend to maintain the present listing status of the Company and accordingly, currently does not intend to place out any Shares held by [the Offeror] to members of the public to meet the SGX-ST Shareholding Requirement.”

Nasdaq Listing

“Under Nasdaq Marketplace Rules, the ADSs may be delisted if the number of publicly held ADSs (which excludes the ADSs held by officers, directors or beneficial owners of 10% or more of the outstanding Ordinary Shares) falls under 750,000 or if there are fewer than 400 round lot Shareholders. In the event that the Company does not meet these requirements, [the Offeror] does not intend to maintain the present listing status of the Company and accordingly does not intend to place out any ADSs held by [the Offeror] to members of the public to meet these requirements.”

2.10	Options which may be considered if the Offer is not completed

The Offeror has set out certain options which it may consider if the Offer is not completed on page 38 of the Offer to Purchase under the heading “SPECIAL FACTORS— Section 6. Options Which May Be Considered if the Offer is Not Completed”.

“If the Offer is not completed because the Minimum Tender Condition is not satisfied or because another condition is not satisfied or waived, [the Offeror] and Temasek may consider, among other things, engaging in open market or privately negotiated purchases of Ordinary Shares, ADSs and/or Convertible Notes, including to the extent required for [the Offeror] to acquire all of the equity interest in the Company. However, if the Offer is not completed, [the Offeror] may not, unless with the SIC’s consent, within one year from the date the Offer lapses or is withdrawn, make another voluntary offer for shares of the Company or acquire voting rights in the Company such that [the Offeror] would be obligated to make a mandatory offer for shares of the Company (as would be required if [the Offeror] and all its concert parties acquired more than 1% of the Ordinary Shares in any 6-month period). In addition, if the Offer is consummated, [the Offeror] may not within 6 months of the final closing date of the Offer make a second offer for shares of the Company or acquire shares of the Company at a price higher than that paid in the Offer.

If [the Offeror] and Temasek were to pursue any of these alternatives, it might take considerably longer for the public shareholders of the Company to receive any consideration (if applicable) for their Ordinary Shares or ADSs (other than through sales in the open market or privately negotiated transactions) than if they had tendered their Ordinary Shares or ADSs in the Offer. Any such transaction could result in proceeds per Ordinary Share or ADS to the public shareholders of the Company that are more or less than, or the same as, the Offer Price in the Offer or could result in the trading price of the Ordinary Shares to increase, decrease or be unchanged. [The Offeror] and Temasek have no obligation to pursue any of these alternatives if the Offer is not completed.”

2.11	Certain Effects of the Offer on ADSs and Convertible Notes

The Offeror has highlighted certain events which may be triggered in relation to the ADSs and Convertible Notes as a result of the Offer on page 36 and pages 37 to 38 of the Offer to Purchase under the headings “SPECIAL FACTORS— Section 5. Effects of the Offer and the Compulsory Acquisition”.

ADSs

“...the deposit agreement between the Company and Citibank, N.A. establishing the ADR(1) programme may be terminated as a result of the Offer. If the deposit agreement is terminated, holders of ADSs will be entitled to receive, for a period of six months after the termination date and upon payment of a ADS cancellation fees, ten Ordinary Shares in exchange for each ADS held by such holder upon surrender by them of their ADSs, subject to the terms and conditions of the Deposit Agreement.”

Convertible Notes

“The change in ownership of the Ordinary Shares resulting from acceptances tendered pursuant to the Offer and Compulsory Acquisition will not constitute a change of control under the terms of the Convertible Notes. As a result, holders of the Convertible Notes will not have the right to require the Company to repurchase the Convertible Notes at the change of control purchase price specified in the terms of the Convertible Notes. If the Ordinary Shares are no longer listed on the SGX-ST, holders of the Convertible Notes due 2008 will have a right to cause the Company to purchase all of such holders’ notes in cash at an accreted value including accrued but unpaid interest. Otherwise, the Convertible Notes not tendered in the Offer will remain outstanding, and the right to receive payments and the right to conversion under the terms of the Convertible Notes will not be affected by the Offer or a Compulsory Acquisition.

As stated above, to the extent that the Offer reduces the number of Convertible Notes that might trade publicly and reduces the number of holders of Convertible Notes, the liquidity of the Convertible Notes held by holders not tendering in the Offer may be affected. Additionally, to the extent that the Offer reduces the number of Ordinary Shares and ADSs that might trade publicly and reduces the number of holders of Ordinary Shares and ADSs, holders of Convertible Notes may be affected by any decrease in liquidity and market value of Ordinary Shares or ADSs into which the Convertible Notes may be converted. Holders of the Convertible Subordinated Notes due 2008 do not have the right to require the Company to repurchase their notes in the event of a delisting of the Ordinary Shares or ADSs in connection with a Compulsory Acquisition or otherwise; as a result, the value of their Convertible Notes may decline significantly as a result of the material decrease in liquidity and market value of the Ordinary Shares and ADSs following such delisting.”

3.	OPTIONS AND OPTIONS PROPOSAL

(i)	Options

Optionholders should have by now received the Options Letter. As described in the Options Letter, the Offeror will extend the Share Offer, on the same terms and conditions set out in paragraph 2.1 of the Letter, to Ordinary Shares issued upon the valid exercise of Options. As also described in the Options Letter, the Offeror has made the Options Proposal on terms designed to enable holders of “in-the-money” Options (i.e., Options with an exercise price lower than the Share Offer Price), including in-the-money Options that have not yet vested, to receive, in exchange for agreeing not to exercise any of such Options into new Ordinary Shares or otherwise exercise any rights as a holder of such Options, the same form and amount of consideration as such Optionholder would receive if he or she exercised such Options and tendered the Ordinary Shares acquired upon such exercise pursuant to the Share Offer.

     (1) ADR refers to American Depository Receipt.

On 23 March 2007, the Offeror through a publicly released question and answer sheet (FAQ) confirmed that the Options Proposal extended to all Options, whether vested or unvested. The FAQ is reproduced in Appendix V of this Circular.

Paragraph 2.3 of the Options Letter sets forth in full what must be done by an Optionholder who wishes to exercise Options for the purpose of accepting the Share Offer. Paragraph 2.4 of the Options Letter sets forth the process by which Securities Accounts of the Optionholders who choose to exercise Options for the purpose of accepting the Share Offer will be credited.

Exercise of Options

“Holders of Options who wish to exercise all or part of their Options (the “Exercising Optionholders”) for the purpose of accepting the Offer in respect of the Ordinary Shares to be unconditionally allotted and issued fully paid to them pursuant to the exercise of their respective Options, should:

(a)	give the relevant exercise notice(s) in accordance with the terms of the relevant Option, the STATS ChipPAC Ltd. Share Option Plan, the STATS ChipPAC Ltd. Substitute Share Purchase and Option Plan or the STATS ChipPAC Ltd. Substitute Equity Incentive Plan, as the case may be and as applicable, accompanied by a remittance of the full amount of the exercise price for the relevant number of Ordinary Shares to the Company Secretary of STATS ChipPAC at its registered office at 5 Yishun Street 23, Singapore 768442 or its office address at 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059. Exercising Optionholders should note the time allowed to STATS ChipPAC under the terms of the relevant Option, the STATS ChipPAC Ltd. Share Option Plan, the STATS ChipPAC Ltd. Substitute Share Purchase and Option Plan or the STATS ChipPAC Ltd. Substitute Equity Incentive Plan, as the case may be, to allot the Ordinary Shares to Exercising Optionholders upon exercise of the Options;

(b)	complete and sign the FAA for the Ordinary Shares in accordance with the provisions of the Offer to Purchase as well as the provisions and instructions printed on the FAA for the Ordinary Shares; and

(c)	forward the duly completed and signed FAA for the Ordinary Shares at his or her own risk to the Company Secretary of STATS ChipPAC before 12:00 noon Singapore time on the Closing Date (as defined in the Offer to Purchase) for onward transmission to Singapore Technologies Semiconductors Pte Ltd, c/o The Central Depository (Pte) Limited, 4 Shenton Way #02-01, SGX Centre 2, Singapore 068807.”

OPTIONHOLDERS WHO WISH TO EXERCISE THEIR OPTIONS SHOULD REFER TO THE OPTION PLAN APPLICABLE TO THEM AND THEIR OPTION AGREEMENTS ENTERED INTO AT THE TIME OF THE GRANT OF THEIR OPTIONS FOR THE PROCEDURES ON HOW TO EXERCISE THEIR OPTIONS.

Crediting of Securities Accounts after Valid Exercise

“Holders of Options should note that The Central Depository (Pte) Limited (“CDP”) will credit the Securities Accounts of the Exercising Optionholders with the number of new Ordinary Shares only after receiving the share certificates from M & C Services Private Limited, the Share Registrar, and after the new Ordinary Shares have been approved for listing on the SGX-ST.

Holders of Options should also note that if the Securities Accounts of the Exercising Optionholders are not credited with the relevant number of new Ordinary Shares by the date of receipt by CDP, on behalf of the Offeror, of the FAA (provided that the date of receipt is on or before the Closing Date), the acceptance of the Offer by the Exercising Optionholders will be rejected.”

The Options Letter states that the Options Proposal shall remain open for acceptances until 3:30 p.m. Singapore time, 3:30 a.m. New York time on Friday, 13 April 2007 or such later date(s) as may be announced from time to time by or on behalf of the Offeror.

Settlement of the consideration to be made to the accepting Exercising Optionholders will be made on the basis set out in the Offer to Purchase. In this respect, please see paragraph 2.6 of this Letter.

For the avoidance of doubt, the Offeror has stated that the Offer will be extended to all new Ordinary Shares issued or to be issued pursuant to the valid exercise of the Options on or prior to the Closing Date of the Offer.

(ii)	Options Proposal

In addition to extending the Offer to all new Ordinary Shares to be issued pursuant to the valid exercise of Options on or prior to the close of the Offer, the Offeror has also made an Options Proposal to each Optionholder.

As stated above, the Offeror has on 23 March 2007 in the FAQ confirmed that the Options Proposal extended to all Options, whether vested or unvested.

The terms of the Options Proposal as set out in paragraph 3 of the Options Letter are:

“(a)	subject to the Offer being declared unconditional in all respects; and

(b)	the relevant Options continuing to be exercisable into new Ordinary Shares,

the Offeror will pay a holder of such Options a cash amount (determined as provided below) (the “Option Price”) in consideration of such a holder agreeing: (i) not to exercise any of such Options into new Ordinary Shares; and (ii) not to exercise any of his or her rights as a holder of such Options, in each case from the date of his or her acceptance of the Options Proposal to the respective dates of expiry of such Options. Further, if the Offer is declared unconditional in all respects, a holder of the Options who has accepted the Options Proposal will also be required to surrender all of his or her Options for cancellation. If the Offer lapses or is withdrawn or if the relevant Options cease to be exercisable into new Ordinary Shares, the Options Proposal will lapse accordingly.”

Option Price

“The Option Price is calculated on a “see-through basis”. In other words, the Option Price for an Option will be the amount (if positive) of the Offer Price or (if applicable) the Higher Offer Price less the exercise price of that Option. If the exercise price of an Option is equal to or more than the Offer Price or (if applicable) the Higher Offer Price, the Option Price for each Option will be the nominal amount of S$0.001.”

Duration of Options Proposal

“The Options Proposal shall remain open for acceptance until 3:30 p.m. Singapore time on the Closing Date or such later date(s) as may be announced from time to time by or on behalf of the Offeror.”

Acceptance Procedures

“A holder of Options who wishes to accept the Options Proposal (the “Accepting Optionholder”) should do the following: (a) complete and sign the acceptance letter for the Options Proposal (the “Acceptance Letter”) enclosed herein; and (b) forward the duly completed and signed Acceptance Letter at his or her own risk by 3:30 p.m. Singapore time on the Closing Date or such later date(s) as may be announced from time to time by or on behalf of the Offeror to Singapore Technologies Semiconductors Pte Ltd, c/o M&C Services Private Limited, 138 Robinson Road #17-00, The Corporate Office, Singapore 068906.”

Accordingly, any Optionholder who wishes to accept the Option Proposal should complete and sign the Acceptance Letter and return the same to the attention of the Offeror for receipt by the Offeror on or prior to the Closing Date.

Settlement

“Subject to the receipt by the Offeror from the Accepting Optionholder of the duly completed Acceptance Letter, and to the fulfillment of the conditions set out in paragraph 3.1 [of the Options Letter], remittances in the form of cheques for the appropriate amounts will be despatched to the Accepting Optionholder by ordinary post and at the risk of such Accepting Optionholder as soon as practicable and in any case:

(a)	in respect of acceptances of the Options Proposal which are received on or before the date on which the Offer is declared to be unconditional, within 14 calendar days of that date; or

(b)	in respect of acceptances of the Options Proposal which are received after the date on which the Offer is declared to be unconditional, but before the Offer closes, within 14 calendar days of the date of such receipt.”

(iii)	Choices

OPTIONHOLDERS SHOULD CONSIDER CAREFULLY THE RECOMMENDATION OF THE INDEPENDENT DIRECTORS IN RELATION TO THE OPTIONS PROPOSAL SET FORTH ON PAGES 52 AND 53 OF THIS LETTER.

In its advice letter relating to the Options Proposal, Morgan Stanley advised that it had considered the alternatives available to Optionholders in relation to the Options Proposal, which include the following:

(i)	accept the Options Proposal;

(ii)	not accept the Options Proposal but exercise their Options to purchase Ordinary Shares and tender such Ordinary Shares into the Offer;

(iii)	not accept the Options Proposal and exercise their Options to purchase Ordinary Shares and dispose of such Ordinary Shares in the open market; and

(iv)	not accept the Options Proposal and hold their Options for future exercise.

Optionholders are requested to carefully consider all relevant factors in evaluating the various alternatives available to them in relation to the Options Proposal and the Offer, which factors include but are not limited to:

(a)	whether such holders believe that by holding their Options beyond the Closing Date, they will be able to realise a value in the future from their Options (after deducting related expenses and taking into account all relevant factors, which may include (but which are not limited to) the future performance of the Company and the future existence and liquidity of trading markets for the Ordinary Shares) greater than the consideration to be paid to Optionholders under the Options Proposal; and

(b)	whether such holders believe that the difference between the price at which Ordinary Shares issuable upon exercise of their Options may be disposed of in the open market at any time prior to the Closing Date and the relevant exercise price of such Options (after deducting related expenses and taking into account the time required for the issuance of new Ordinary Shares pursuant to the exercise of such Options) will be greater than the consideration to be paid to Optionholders under the Options Proposal.

4.	EXEMPTION RELATING TO DIRECTORS’ RECOMMENDATIONS

The following Directors have been exempted by the SIC from joining in the recommendations to Shareholders, Noteholders and Optionholders in relation to the Offer and the Options Proposal by the Independent Directors (Offer Recommendation) for the following reasons:

(1)	Mr Tan Lay Koon

Mr Tan is the Director, President and Chief Executive Officer of the Company and was the Chief Executive Officer of STATS, which merged with ChipPAC to form the Company.

The Company is required to comply with both the Code as well as US securities laws in respect of the Offer as it is quoted and listed on both the SGX-ST Main Board and Nasdaq. In the US, the board of directors of a public company, when faced with an offer from an affiliate to purchase the publicly-owned equity of the company, typically forms a special committee of independent directors to determine if the tender offer is fair to and in the best interests of the public shareholders of the company.

Under the Nasdaq rules, Mr Tan does not qualify as an independent director because he is the Chief Executive Officer of the Company. Accordingly, to address US investors’ expectations and avoid confusion about the independence of the Directors in making recommendations on the Offer and the Options Proposal, Mr Tan has been excluded from joining in the Offer Recommendation.

(2)	Mr Peter Seah Lim Huat

Mr Seah is a non-executive Director of the Company. He is also the chairman and director of Singapore Computer Systems Limited, Sembcorp Industries Ltd and Singapore Technologies Engineering Ltd, as well as the deputy chairman and director of Singapore Technologies Telemedia Pte Ltd and STT Communications Ltd. In addition to other directorships, Mr Seah is also on the board of CapitaLand Limited, Chartered Semiconductors Manufacturing Ltd., Singapore Technologies Holdings Pte Ltd and StarHub Ltd., associates and Affiliates of the Offeror.

Mr Seah is a member of the Temasek Advisory Panel.

Accordingly, in view of the above and the potential conflict of interest that may arise, the SIC has exempted Mr Seah from joining in the Offer Recommendation.

(3)	Mr Lim Ming Seong

Mr Lim is a non-executive Director of the Company. He is a director of StarHub Ltd, Founders Industries Pte Ltd, Accuron Technologies Ltd, Singapore Technologies Kinetics Ltd, Singapore Technologies Telemedia Pte Ltd, STT Communications Ltd and Tuas Power Ltd, associates and affiliates of the Offeror.

He has been with the Company since 1986 and has held directorships in various companies in the former Singapore Technologies group. Accordingly, in view of the above and the potential conflict of interest that may arise, the SIC has exempted Mr Lim from joining in the Offer Recommendation.

Although the abovementioned Directors have been exempted by SIC from having to make a recommendation to Shareholders, Noteholders and Optionholders in relation to the Offer and

Options Proposal, they remain responsible for the accuracy of the facts stated or opinions expressed in this Circular.

5.	ADVICE AND RECOMMENDATIONS IN RELATION TO THE OFFER AND OPTIONS PROPOSAL

Shareholders, Noteholders and Optionholders should read and consider carefully the fairness opinion and advice letters of Morgan Stanley and related matters discussed in paragraphs 5.1 and 5.2 of this Letter and the recommendations of the Independent Directors and determinations of the Independent Committee and related matters discussed in paragraphs 5.3 through 5.5 of this Letter before deciding whether to accept or reject the Offer and/or the Options Proposal.

5.1	Morgan Stanley’s Fairness Opinion and Advice Letters

Pursuant to an engagement letter executed on 13 March 2007, the Independent Committee engaged Morgan Stanley to act as its financial advisor. Morgan Stanley and its affiliates constitute an internationally recognised investment banking firm that has substantial experience with tender offers similar to the Offer and the Options Proposal. As part of its investment banking business, Morgan Stanley is engaged in the valuation of businesses and securities in connection with mergers and acquisitions, divestitures, negotiated underwritings, primary and secondary distributions of listed and unlisted securities and private placements.

Singapore law requires the Independent Directors to obtain independent advice on the Offer and make the substance of the advice known to Shareholders, Noteholders and Optionholders. US federal securities law requires the Independent Directors to express its belief as to the fairness of the Share Offer to unaffiliated Shareholders (but not the fairness of the Convertible Notes Offer or the Options Proposal to unaffiliated Noteholders or Optionholders, respectively) and to communicate to Shareholders, Noteholders and Optionholders the position of the Independent Committee as to whether such holders should accept or reject the Share Offer, the Convertible Notes Offer and the Options Proposal, respectively.

(i)	Fairness Opinion

At the 26 March 2007 meeting of the Independent Committee, Morgan Stanley delivered its oral opinion, which was subsequently confirmed in a written opinion dated as of 26 March 2007, to the effect that the consideration to be paid to the Shareholders was fair, from a financial point of view, to such holders, other than the Offeror, its related corporations or their respective nominees, as of that date, and based on the procedures and subject to the assumptions, qualifications and limitations set forth in the opinion.

THE FULL TEXT OF THE MORGAN STANLEY WRITTEN FAIRNESS OPINION DATED 26 MARCH 2007 WHICH SETS FORTH, AMONG OTHER THINGS, THE ASSUMPTIONS MADE, SOME OF THE MATTERS CONSIDERED AND QUALIFICATIONS AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY MORGAN STANLEY IN CONNECTION WITH ITS OPINION, IS ATTACHED AS ANNEX I TO THIS LETTER. WE URGE SHAREHOLDERS TO READ THE OPINION IN ITS ENTIRETY. THE SUMMARY OF THE OPINION SET FORTH IN THIS LETTER IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION.

In reading the discussion of Morgan Stanley’s fairness opinion set forth in this Letter, the Shareholders should be aware that Morgan Stanley’s fairness opinion:

•	was provided to the Independent Committee for its benefit and use in consideration of the Share Offer and was not addressed to any Shareholder;

•	does not address the relative merits of the Share Offer as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available; and

•	does not constitute a recommendation to the Independent Committee or any Shareholder as to whether such holder should tender Offer Shares pursuant to the Share Offer.

A copy of Morgan Stanley’s written presentation to the Independent Committee is filed with the SEC as an exhibit to the Schedule 13E-3 and will be available for inspection and copying at the Company’s principal executive offices during regular business hours by any interested Shareholder or any representative of such holder who has been so designated in writing and may be inspected and copied at the office of, and obtained by mail from, the SEC.

While Morgan Stanley did provide financial advice to the Independent Committee during the course of its evaluation of the Offer, the recommendations of the Independent Directors set forth in this Circular are solely those of the Independent Directors. Morgan Stanley’s fairness opinion was among numerous factors that the Independent Committee took into consideration in making its recommendations.

In the course of rendering its fairness opinion, Morgan Stanley has:

•	reviewed certain publicly available financial statements and other publicly available business and financial information of the Company;

•	reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

•	reviewed certain financial projections prepared by the management of the Company;

•	discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

•	reviewed the reported prices and trading activity for the Offer Shares;

•	compared the financial performance of the Company and the prices and trading activity of the Offer Shares with that of certain other comparable publicly-traded companies and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	participated in discussions with representatives of Temasek, the Offeror and their financial and legal advisers;

•	held preliminary, informal discussions with selected third parties with respect to a possible acquisition of the Company;

•	reviewed the Offer to Purchase; and

•	performed such other analyses, reviewed such other information, and considered such other factors as Morgan Stanley deemed appropriate.

In connection with its review, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information supplied or otherwise made available to Morgan Stanley by the Company for the purposes of Morgan Stanley’s opinion, including the financial projections. Morgan Stanley assumed that the financial projections have been reasonably prepared on bases reflecting the best then currently available estimates and judgments of the future financial performance of the Company. Morgan Stanley also relied upon, without independent verification, the assessment of the Company and its other advisers with respect to legal, tax or regulatory matters. In arriving at its opinion, Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of the Company, nor was it furnished with any such appraisals. Accordingly, Morgan Stanley could not and did not represent or warrant, expressly or impliedly, and did not accept any responsibility for, the accuracy, completeness or adequacy of the information, including the financial projections, supplied to Morgan Stanley by the Company.

During the period from 16 March 2007 through 21 March 2007, representatives of Morgan Stanley contacted six financial sponsors and four industry participants identified by Morgan Stanley as being likely to have a potential interest in acquiring the Company. None of the parties contacted indicated a willingness to propose an alternative transaction to the Offer. Among the factors cited by various of these parties for their unwillingness to propose an alternative transaction were the perceived inability to realise an acceptable return on investment if required to pay a per Offer Share price in excess of that provided for in the Offer and the impediments presented by the Offeror’s ownership of approximately 35% of the outstanding Ordinary Shares (including Ordinary Shares represented by ADSs). On 23 March 2007, Morgan Stanley had a follow-up discussion with one of the prospective strategic investors contacted earlier in the week. Such prospective investor confirmed that it was not interested in proposing an alternative transaction to the Offer. Morgan Stanley did not receive any unsolicited indications of interest in acquiring the Company during or after this period, despite the Company’s repeated public indications that the Independent Committee was interested in considering alternatives to the Offer.

Morgan Stanley’s fairness opinion is necessarily based on financial, economic, market, industry, regulatory and other conditions in effect on, and the information made available to Morgan Stanley as of, the date of its opinion, and Morgan Stanley undertook no obligation to update, revise or reaffirm its opinion to reflect any developments occurring after that date.

In rendering its opinion, Morgan Stanley did not take into account the general or specific investment objectives, financial situation, risk profiles, tax position or particular needs and constraints of any Shareholder. As different Shareholders would have different investment profiles and objectives, the Independent Committee recommends that any such holder who may require specific advice in relation to his investment portfolio should consult his own professional advisers.

Pursuant to the terms of the Offer to Purchase, in the Offer (i) the holder of each Ordinary Share tendered would receive the Share Offer Price of S$1.75 per Ordinary Share in cash and (ii) the holder of each ADS tendered would receive the Share Offer Price of S$17.50 per ADS in cash. However, if either the 90% Threshold or 90% Fully Diluted Threshold is reached, then (i) the holder of each Ordinary Share tendered would receive the Higher Offer Price of S$1.88 per Ordinary Share in cash, and (ii) the holder of each ADS tendered would receive the Higher Offer Price of S$18.80 per ADS in cash. As there is no assurance that either the 90% Threshold or the 90% Fully Diluted Threshold will be reached, and therefore no assurance that the Higher Offer Prices will be realised, Morgan Stanley’s opinion assumes that the consideration to be paid to Shareholders in connection with the Share Offer will be based solely on the Share Offer Price and will not reflect the Higher Offer Price.

In preparing its opinion, Morgan Stanley performed a variety of financial and comparative analyses, including those described below. The summary of these analyses is not a complete description of the analyses underlying Morgan Stanley’s opinion. The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant assumptions and methods of financial analysis and the application of these methods to the particular circumstances involved. Fairness opinions therefore are not readily susceptible to partial analysis or summary description, and taking portions of the analyses set out below, without considering the analyses as a whole, would create an incomplete and misleading picture of the processes underlying the analyses considered in rendering Morgan Stanley’s opinion. Morgan Stanley did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. In arriving at its opinion, Morgan Stanley considered the results of its separate analyses and did not attribute particular weight to any one analysis or factor. The analyses performed by Morgan Stanley, particularly those based on estimates and projections, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favourable than suggested by these analyses. These analyses were prepared solely as part of the Morgan Stanley analysis of the fairness, from a financial point of view, of the consideration to be received by the Shareholders, other than the Offeror, its related corporations or their respective nominees.

In performing its analyses, Morgan Stanley considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of the Company. Any estimates contained in the analyses performed by Morgan Stanley are not necessarily indicative of actual values or future results, which may be significantly more or less favourable than suggested by these analyses. Additionally, estimates of the value of business or securities do not purport to be appraisals of or to reflect the prices at which such businesses or securities may actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty.

The following summaries of financial analyses include information presented in tabular format. The Shareholders should read these tables together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Morgan Stanley’s financial analyses.

HISTORICAL STOCK TRADING ANALYSIS

Morgan Stanley reviewed the publicly available information on the historical stock trading performance of the Ordinary Shares and observed the following summary trading data as of 19 March 2007:

Historical Stock Price Performance

	STATS ChipPAC
	Ordinary Share
Period	Price

March 19, 2007	S$	1.83
1-Week Average	S$	1.83
1-Month Average	S$	1.69
3-Month Average	S$	1.38
6-Month Average	S$	1.21

Morgan Stanley analysed the publicly available information on the trading volume within certain price ranges of the Ordinary Shares during the last six months and 12 months ended 19 March 2007 as illustrated by the table below:

Historical Stock Price Trading Levels

	% of Total Volume

	Last 6	Last 12
	Months(1)	Months(1)

S$1.76-S$2.00	22%	13%
S$1.51-S$1.75	7%	4%
S$1.26-S$1.50	24%	21%
S$1.01-S$1.25	31%	34%
S$0.76-S$1.00	16%	29%

(1)	As of 19 March 2007.

Morgan Stanley also analysed the publicly available information on the trading volume within certain price ranges of the Ordinary Shares during the last six months and 12 months ended 28 February 2007, being the last trading day prior to the announcement of the Offer, as illustrated by the table below:

Historical Stock Price Trading Levels Pre-Announcement

	% of Total Volume

	Last 6	Last 12
	Months(1)	Months(1)

S$1.76-S$2.00	0%	0%
S$1.51-S$1.75	8%	5%
S$1.26-S$1.50	28%	24%
S$1.01-S$1.25	41%	38%
S$0.76-S$1.00	23%	33%

(1)	As of 28 February 2007.

Morgan Stanley noted that (1) the Ordinary Shares predominantly traded between S$1.01 and S$1.50 during the six months and 12 months ended 28 February 2007, being the last trading day prior to the announcement of the Offer and (2) the highest and the lowest closing prices at which the Ordinary Shares traded during the 52-week period ended 28 February 2007 were S$1.57 and S$0.87, respectively.

Morgan Stanley also analysed the publicly available information on the average daily trading volume during the six-month period ended 19 March 2007 as a percentage of the total number of shares traded and not owned by affiliates or management (which is sometimes referred to as the Public Float) of the Company to various companies in the semiconductor assembly and test sector, as illustrated by the table below:

Average Daily Volume as a % of Public Float Last 6 months

Company	% Float

STATS ChipPAC Ltd.	0.9%
Advanced Semiconductor Engineering, Inc.	0.9%
Amkor Technology, Inc.	3.5%
Siliconware Precision Industries Ltd.	0.5%
United Test and Assembly Center Ltd.	1.1%
Average	1.4%

Morgan Stanley noted that the average daily volume of the Ordinary Shares as a percentage of its Public Float was 0.9%, in line with levels observed for the semiconductor assembly and test sector.

COMPARABLE COMPANIES ANALYSIS

Morgan Stanley reviewed and compared certain publicly available financial information for the Company to corresponding publicly available financial information and ratios for the following four publicly traded companies (Comparable Companies):

•	Advanced Semiconductor Engineering, Inc.

•	Amkor Technology, Inc.

•	Siliconware Precision Industries Ltd.

•	United Test and Assembly Center Ltd.

The Comparable Companies were chosen because they are publicly traded companies with operations or businesses which for purposes of analysis may be considered similar to the Company’s operations or businesses.

Morgan Stanley also calculated and compared various financial multiples based on information it obtained from public filings, publicly available research reports and the Institutional Brokers Estimate System (IBES). Such multiples were calculated, where possible, by dividing each Comparable Company’s aggregate value (calculated as equity value plus straight debt, minority interest, straight preferred stock, out-of-the-money convertibles, less investments in non-consolidated affiliates and cash) by such Comparable Company’s estimated 2007 and 2008 EBITDA as well as by dividing each Comparable Company’s equity value by such Comparable Company’s estimated 2007 and 2008 earnings and adjusted tangible book value based on reported 2006 balance sheet data. The results of these analyses are summarised as follows:

Comparable Companies Analysis

Multiple	Range	Median	Mean

Aggregate value as a multiple of:
2007E EBITDA	4.2-7.2x	5.4x	5.6x
2008E EBITDA	3.7-6.0x	4.9x	4.9x
Equity value as a multiple of:
2007E earnings	9.4-11.7x	11.4x	11.0x
2008E earnings	7.9-9.5x	9.2x	8.9x
2006A adjusted tangible book value	1.9-2.5x	2.4x	2.3x

       “E” indicates estimated figures; “A” indicates actual figures.

Based on these analyses and IBES estimates for the Company’s 2007 and 2008 EBITDA and earnings and the Company’s adjusted tangible book value based on reported 2006 balance sheet data, Morgan Stanley determined that the implied equity value per Ordinary Share ranged from S$0.82 to S$1.59, using a S$ to US$ exchange rate of 1.525, as of 19 March 2007.

Morgan Stanley also considered the premia typically associated with a change of control transaction. A control premium range of approximately 15% to 30% was observed in select change of control transactions involving semiconductor and Singapore-listed targets since 1 January 2001. By applying the control premium range, Morgan Stanley determined that the implied equity value per Ordinary Share from the Comparable Companies Analysis would be increased to S$0.95 to S$2.06.

Morgan Stanley emphasized that the above comparison with the Comparable Companies is for illustrative purposes only as the Comparable Companies are not considered identical to the Company in terms of the geographical spread of activities, scale of operations, asset base, risk profile, track record, composition of their business activities, future prospects and other relevant criteria. Morgan Stanley also emphasized that in using the market prices of the Comparable Companies in its evaluation of the offer price for the Offer Shares, such market prices can be affected by, inter alia, the level of free float, liquidity of shares, breadth of research coverage on the companies, and proportion of retail and institutional investors’ interests in the Comparable Companies. Accordingly, such comparisons with the Comparable Companies may not serve as a meaningful indication of the current market valuation of the Company.

The Comparable Companies analysis should not be considered to be a profit forecast or an indication of what price the securities of the Company should be or could be achieved. The IBES estimates have not been reported on by the Company’s independent auditors or any other independent accountants or financial advisers.

DISCOUNTED CASH FLOW ANALYSIS

Morgan Stanley calculated the net present value of unlevered free cash flows based on projections provided by the Company for the years 2007 to 2009 (Management Case) and projections extracted from publicly available Wall Street research reports for the years 2007 to 2009 (Wall Street Case) using discount rates ranging from 9.5% to 11.5%. The discount rates used were based on Morgan Stanley’s estimate of the Company’s weighted average cost of capital of 10.5%. Morgan Stanley calculated terminal values using multiples ranging from 5.0× to 6.0× estimated EBITDA in 2009 based on historically prevailing valuation levels of comparable companies. These terminal values were then discounted to present value using discount rates ranging from 9.5% to 11.5% and added to the net present value of the unlevered free cash flows to determine a range of aggregate values and a range of implied equity values per Ordinary Share. Assuming approximately 2,216 million Ordinary Shares (including Ordinary Shares represented by ADSs) and net debt of approximately US$428 million, Morgan Stanley determined that the implied equity value per Ordinary Share ranged from approximately S$1.68 per Ordinary Share to S$2.11 per Ordinary Share in the Management Case and approximately S$1.56 per Ordinary Share to S$1.98 per Ordinary Share in the Wall Street Case, using a S$ to US$ exchange rate of 1.525, as of 19 March 2007.

None of the discounted cash flow analysis or the Management Case or the Wall Street Case used in the analysis should be considered an indication of what price the securities of the Company should be or could be achieved. The Management Case should not be considered to be or relied on as a profit forecast as it has been prepared for the Company’s internal 3-year planning requirements and has been included in this Circular for the sole purpose of complying with US securities laws and hence, the assumptions on which the Management Case are based are not in compliance with the Code. In particular, the Management Case has not been compiled, examined or reported on by the Company’s auditors and financial advisers or prepared in compliance with the Code. The Wall Street Case has not been reported on by the Company’s independent auditors or any other independent accountants or financial advisers.

RECAPITALISATION ANALYSIS

Morgan Stanley analysed the impact of a prospective leveraged recapitalisation, assuming that the Company raises new debt and returns cash proceeds to Shareholders. The value of the cash proceeds per Ordinary Share was then added to the pro forma equity value per Ordinary Share, calculated as the Company’s diluted earnings per Ordinary Share, adjusted pro forma for the effect of after tax interest expense on new debt incurred, multiplied by a range of price-to-earnings ratios. Morgan Stanley determined that the total value delivered per Ordinary Share from a leveraged recapitalisation ranged from approximately S$1.25 per Ordinary Share to S$1.67 per Ordinary Share, using a S$ to US$ exchange rate of 1.525, as of 19 March 2007.

The recapitalisation analysis should not be considered to be a profit forecast or an indication of what price the securities of the Company should be or could be achieved. The IBES estimates have not been reported on by the Company’s independent auditors or any other independent accountants or financial advisers.

LEVERAGED RETURNS ANALYSIS

Using projections provided by the Company, Morgan Stanley analysed the equity internal rate of return from the Offeror’s perspective, assuming a target internal rate of return from 20% to 30%, the Company’s estimated level of debt capitalisation if it were to be subject to a leveraged buyout and that the Offeror exits its position in year three at 5.0x to 6.0x EBITDA. Morgan Stanley determined that the implied equity value per Ordinary Share ranged from approximately

S$1.40 per share to S$2.02 per Ordinary Share, using a S$ to US$ exchange rate of 1.525, as of 19 March 2007.

Neither the leveraged returns analysis nor the projections used in that analysis should be considered an indication of what price the securities of the Company should be or could be achieved. The projections used in the leveraged returns analysis should not be considered to be or relied on as a profit forecast as it has been prepared for the Company’s internal 3-year planning requirements and has been included in this Circular for the sole purpose of complying with US securities laws and, hence, the assumptions on which the leveraged returns analysis are based are not in compliance with the Code. In particular, the projections used in the leveraged returns analysis have not been reported on by an auditor or financial adviser as required under the Code.

PREMIA ANALYSIS

Morgan Stanley conducted (i) an analysis of the implied premium to be paid to the holders of the Ordinary Shares, (ii) an analysis of the premia paid in select transactions of semiconductor companies since 1 January 2001, and (iii) an analysis of premia paid in select change of control transactions involving targets listed on the SGX-ST since 1 January 2001. In the analysis, Morgan Stanley used information from publicly available filings, Thomson Financial and Factset.

The results of these analyses are summarised as follows:

Premia Analysis

	Premia Paid Over(1)

	1-Day	1-Week	1-Month	3-Month	6-Month

S$1.75 Share Offer Price	18.2%	17.9%	30.9%	38.2%	55.5%
S$1.88 Higher Offer Price(2)	27.0%	26.7%	40.6%	48.5%	67.1%
Premia Paid in Select Semiconductor Transactions
Mean	24.2%	25.9%	28.1%	27.0%	23.1%
Median	20.0%	21.9%	27.7%	28.9%	23.0%
Premia Paid in Select Singapore Change of Control Transactions
Mean	15.7%	17.4%	22.7%	29.4%	33.6%
Median	16.4%	17.0%	20.8%	28.7%	26.9%

(1)	Premia paid to the holders of the Ordinary Shares are calculated as of the business day immediately preceding the Offer Announcement Date.
(2)	Higher Offer Price is payable only if the Offeror achieves the 90% Threshold or 90% Fully Diluted Threshold.

(ii)	Convertible Notes Advice Letter and Options Advice Letter

At the 26 March 2007 meeting of the Independent Committee, Morgan Stanley delivered its oral advice with respect to (i) the consideration to be paid to Noteholders in connection with the Convertible Notes Offer and (ii) the consideration to be paid to Optionholders in connection with the Options Proposal, which was subsequently confirmed in two written advice letters each dated as of 26 March 2007 (the Convertible Notes Advice Letter and the Options Advice Letter, respectively, and collectively, the Advice Letters).

Morgan Stanley’s advice set forth in the Convertible Notes Advice Letter, as of the date thereof, and based on the procedures and subject to the assumptions, qualifications and limitations set forth in such letter, was that when considering its own recommendation to the Noteholders with respect to the consideration to be paid to the Noteholders in connection with the Convertible Notes Offer, the Independent Committee should caution the Noteholders to carefully consider all relevant factors in evaluating the various alternatives available to them in relation to the Convertible Notes Offer, which factors include but are not limited to:

(a)	whether such holders believe that by holding their Convertible Notes to maturity or, in the case of the Convertible Notes due 2008, redeeming such Convertible Notes at the optional redemption date, they will be able to realise a value in the future from their Convertible Notes (after deducting related expenses and taking into account all relevant factors, which may include (but which are not limited to) the future performance of the Company, the ability of the Company to pay the principal, interest and other amounts due on such Convertible Notes as and when they come due, and the future existence and liquidity of trading markets for the Convertible Notes and the Ordinary Shares) greater than the relevant Convertible Notes Offer Price;

(b)	whether such holders believe that they will be able to dispose of their Convertible Notes in the open market at a price higher than the relevant offer price for such Convertible Notes (after deducting related expenses);

(c)	whether such holders believe that, if they convert their Convertible Notes into Ordinary Shares and dispose of such Ordinary Shares in the open market, they will be able to receive a value (after deducting related expenses and taking into account the time required for the issuance of new Ordinary Shares pursuant to the conversion of such Convertible Notes) greater than the relevant Convertible Notes Offer Price for such Convertible Notes, noting, however, that both the Share Offer Price and Higher Offer Price for the Ordinary Shares, and the historical market trading prices for the Ordinary Shares since 18 April 2002 are in each case lower than the conversion price for the Convertible Notes due 2008; and

(d)	all other relevant factors which may affect the future market price of Convertible Notes, which may include (but which are not limited to) general changes in interest rates and actual or anticipated changes in the perceived creditworthiness of the Company.

THE FULL TEXT OF THE MORGAN STANLEY CONVERTIBLE NOTES ADVICE LETTER DATED 26 MARCH 2007 WHICH SETS FORTH, AMONG OTHER THINGS, THE ASSUMPTIONS MADE, SOME OF THE MATTERS CONSIDERED AND QUALIFICATIONS AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY MORGAN STANLEY IN CONNECTION WITH THE CONVERTIBLE NOTES ADVICE LETTER, IS ATTACHED AS ANNEX II TO THIS LETTER. WE URGE NOTEHOLDERS TO READ THE CONVERTIBLE NOTES ADVICE LETTER IN ITS ENTIRETY. THE SUMMARY OF THE CONVERTIBLE NOTES ADVICE LETTER SET FORTH IN THIS LETTER IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE CONVERTIBLE NOTES ADVICE LETTER.

Morgan Stanley’s advice set forth in the Options Advice Letter, as of the date thereof, and based on the procedures and subject to the assumptions, qualifications and limitations set forth in such letter, was that when considering its own recommendation to Optionholders with respect to the consideration to be paid to Optionholders in connection with the Options Proposal, the Independent Committee should caution the Optionholders to carefully consider all relevant factors in evaluating the various alternatives available to them in relation to the Options Proposal, which factors include but are not limited to:

(a)	whether such holders believe that by holding their Options beyond the Closing Date, they will be able to realise a value in the future from their Options (after deducting related expenses and taking into account all relevant factors, which may include (but which are not limited to) the future performance of the Company and the future existence and liquidity of trading markets for the Ordinary Shares) greater than the consideration to be paid to Optionholders under the Options Proposal; and

(b)	whether such holders believe that the difference between the price at which Ordinary Shares issuable upon exercise of their Options may be disposed of in the open market at any time prior to the Closing Date and the relevant exercise price of such Options (after deducting related expenses and taking into account the time required for the issuance of new Ordinary Shares pursuant to the exercise of such Options) will be greater than the consideration to be paid to Optionholders under the Options Proposal.

THE FULL TEXT OF THE MORGAN STANLEY OPTIONS ADVICE LETTER DATED 26 MARCH 2007 WHICH SETS FORTH, AMONG OTHER THINGS, THE ASSUMPTIONS MADE, SOME OF THE MATTERS CONSIDERED AND QUALIFICATIONS AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY MORGAN STANLEY IN CONNECTION WITH THE OPTIONS ADVICE LETTER, IS ATTACHED AS ANNEX III TO THIS LETTER. WE URGE OPTIONHOLDERS TO READ THE OPTIONS ADVICE LETTER IN ITS ENTIRETY. THE SUMMARY OF THE OPTIONS ADVICE LETTER SET FORTH IN THIS LETTER IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPTIONS ADVICE LETTER.

Morgan Stanley’s advice set forth in each Advice Letter was confined to the financial terms of the Convertible Notes Offer and the Options Proposal, respectively. Since the consideration to be paid to Noteholders under the Convertible Notes Offer and the consideration to be paid to Optionholders under the Options Proposal are each based on a “see-through price” referenced to the Share Offer Price, Morgan Stanley was of the view that the evaluation of the consideration to be paid to Noteholders under the Convertible Notes Offer and the consideration to be paid to Optionholders under the Options Proposal are each linked to that of the Share Offer Price and therefore Morgan Stanley considered only the Share Offer Price in its advice set forth in either Advice Letter.

In reading the discussion of Morgan Stanley’s Advice Letters (or the advice set forth therein) set forth in this Circular, the Noteholders and Optionholders, as applicable, should be aware that each of the Advice Letters (and the advice set forth therein):

•	was provided to the Independent Committee for its benefit and use in consideration of the Convertible Notes Offer and the Options Proposal, as applicable, and was not addressed to any Noteholders or Optionholders, as applicable;

•	does not address the relative merits of the Convertible Notes Offer or the Options Proposal, as applicable, as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available;

•	does not represent or constitute a fairness opinion; and

•	does not constitute a recommendation to the Independent Committee or any Noteholders or Optionholders, as applicable, as to whether such holder should tender his Convertible Notes pursuant to the Convertible Notes Offer and/or accept the Options Proposal, as applicable.

While Morgan Stanley did provide the advice set forth in the Advice Letters to the Independent Committee, the recommendations of the Independent Committee set forth in this Letter are solely those of the Independent Committee. Morgan Stanley’s advice set forth in the Advice Letters was among numerous factors that the Independent Committee took into consideration in making its recommendations.

For purposes of the advice set forth in the Advice Letters, Morgan Stanley has:

(a)	reviewed the reported prices and trading activity for the Ordinary Shares and the ADSs;

(b)	reviewed the Offer to Purchase; and

(c)	performed such other analyses, reviewed such other information, and considered such other factors as Morgan Stanley deemed appropriate.

In connection with its review, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information supplied or otherwise made available to Morgan Stanley by the Company for the purposes of Morgan Stanley’s advice. Morgan Stanley also relied upon, without independent verification, the assessment of the Company and its other advisers with respect to legal, tax or regulatory matters. In arriving at its advice, Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of the Company, nor was it furnished with any such appraisals. Accordingly, Morgan Stanley could not and did not represent or warrant, expressly or impliedly, and did not accept any responsibility for, the accuracy, completeness or adequacy of the information supplied to Morgan Stanley by the Company.

Morgan Stanley’s advice set forth in the Advice Letters is necessarily based on financial, economic, market, industry, regulatory and other conditions in effect on, and the information made available to Morgan Stanley as of, the date of each Advice Letter, and Morgan Stanley undertook no obligation to update, revise or reaffirm its Advice Letters (or the advice set forth therein) to reflect any developments occurring after that date.

In rendering its advice set forth in the Advice Letters, Morgan Stanley did not take into account the general or specific investment objectives, financial situation, risk profiles, tax position or particular needs and constraints of any Noteholder or Optionholder, as applicable. As different holders would have different investment profiles and objectives, the Independent Committee recommends that any such holder who may require specific advice in relation to his investment portfolio should consult his own professional advisers.

Morgan Stanley noted that both the Convertible Notes Offer Price and the Higher Offer Price for the Convertible Notes due 2008 set forth in the Offer to Purchase are lower than what Noteholders are entitled to receive upon the maturity or the optional redemption of such Convertible Notes, because the conversion price for such Convertible Notes is higher than both the Share Offer Price and the Higher Offer Price for the Ordinary Shares.

(iii)	Miscellaneous

Morgan Stanley had no role or involvement and did not provide any advice (financial or otherwise) whatsoever in the preparation, review and verification of the Circular. Accordingly, Morgan Stanley takes no responsibility for and expresses no views, whether express or implied, on the contents of the Circular (other than Morgan Stanley’s fairness opinion and the Advice Letters). Morgan Stanley’s fairness opinion in relation to the Share Offer, the Convertible Notes Advice Letter and the Options Advice Letter should each be considered in the context of the entirety of such fairness opinion or Advice Letter, as applicable, and the Circular.

Under the terms of its engagement letter executed on 13 March 2007 with Morgan Stanley, the Independent Committee agreed to pay Morgan Stanley a fee of US$4.8 million, payable upon the earliest of (i) the completion of any acquisition by the Offeror or any third party of all or a significant portion of the share capital, business or assets of the Company and its subsidiaries taken as a whole, (ii) the Offer lapsing, terminating or being withdrawn and the Independent Committee terminating its consideration of any other alternatives involving a potential transaction described in clause (i), and (iii) 12 September 2007. The Company also agreed to reimburse Morgan Stanley for its reasonable expenses, including the fees and disbursements of outside counsel and other professional advisers and to indemnify Morgan Stanley, its affiliates and their respective officers, directors, employees, agents and controlling persons against certain liabilities and expenses.

In the past, Morgan Stanley has provided financial advisory and financing services for Temasek and the Company and has received fees in connection with such services. Morgan Stanley may also seek to provide such services to Temasek, the Offeror and the Company in the future and will receive fees for the rendering of these services. In the ordinary course of its underwriting, trading, brokerage, credit transaction services business, asset management and financing activities, Morgan Stanley or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers, in debt or equity securities or senior loans of the Offeror, the Company or any other company or in any currency or commodity that may be involved in this Offer, or in any related derivative instrument. Morgan Stanley and its affiliates and the directors, officers and employees of Morgan Stanley and its affiliates may also at any time invest on a principal basis or manage funds that invest on a principal basis, in debt or equity securities of the Offeror, the Company or any other company, or in any currency or commodity that may be involved in this Offer, or in any related derivative instrument.

5.2	Limitations

Shareholders, Noteholders and Optionholders should note that Morgan Stanley’s fairness opinion and Advice Letters:

•	were provided to the Independent Committee for its benefit and use in consideration of the Offer and the Options Proposal, as applicable, and were not addressed to any Shareholder, Noteholder or Optionholder;

•	do not address the relative merits of the Offer or the Options Proposal as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available;

•	do not constitute a recommendation to the Independent Committee or any Shareholder, Noteholder or Optionholder as to whether such holder should tender the Offer Shares or Convertible Notes pursuant to the Offer or accept the Options Proposal; and

•	in the case of the Advice Letters, do not constitute a fairness opinion.

Furthermore, Noteholders and Optionholders should be aware that Convertible Notes and Options have different economic and investment characteristics from Offer Shares, and their decisions with respect to accepting or rejecting the Convertible Notes Offer and the Options Proposal, as the case may be, should be informed by considerations that differ from the considerations applicable to a decision to accept or reject the Share Offer.

Shareholders and Noteholders should note that the trading prices of the Offer Shares and the Convertible Notes are subject to, among other factors, the performance and prospects of the Company, prevailing economic conditions, economic outlook and current and expected future stock and bond market performance and sentiments. Morgan Stanley has stated in the IFA Letters that it does not and cannot take into account future trading activities or patterns or price levels that may be established for the Offer Shares as these are governed by factors beyond the ambit of Morgan Stanley’s review.

The Independent Directors recommend that Shareholders, Noteholders or Optionholders who may require specific advice in connection with their decisions in relation to the Share Offer, the Convertible Notes Offer and the Options Proposal, as applicable, should consult their own professional advisers.

5.3	Independent Directors’ Recommendations

As there is no assurance that the Higher Offer Price of S$1.88 per Ordinary Share (or S$18.80 per ADS), which is contingent upon the Offeror acquiring sufficient Offer Shares during the Share Offer to permit the Offeror to commence a Compulsory Acquisition, will be paid pursuant to the Share Offer, Shareholders should not assume that they would receive more than S$1.75 per Ordinary Share (or S$17.50 per ADS) in the Share Offer, and Noteholders and Optionholders should not assume that they would receive payments determined with reference to a price per Ordinary Share greater than S$1.75 pursuant to the Convertible Notes Offer or the Options Proposal, as applicable.

(i)	Share Offer

Based on a careful review and evaluation of various analyses prepared by the IFA, and numerous meetings and discussions by members of the Independent Committee with representatives of the IFA, the Company’s management and the Offeror, during which the Independent Committee drew upon its members’ extensive business experience within the semiconductor industry, the Independent Committee has determined the Share Offer to be fair to the Shareholders (other than the Offeror, its related corporations and their respective nominees) and unanimously recommends that Shareholders accept the Share Offer and tender their Offer Shares pursuant to the Share Offer. The Independent Committee notes, however, that Shareholders may have the opportunity to sell their Offer Shares in the market at prices in excess of the Share Offer Price of S$1.75 per Ordinary Share (or S$17.50 per ADS), and that Shareholders who are willing to forego the potential opportunity to receive the Higher Offer Price of S$1.88 per Ordinary Share (or S$18.80 per ADS) may wish to sell their Offer Shares in the market rather than pursuant to the Share Offer. Shareholders are encouraged to obtain current market quotations for Offer Shares. The reasons for the Independent Committee’s recommendation with respect to the Share Offer are set forth in paragraph 5.5.

(ii)	Convertible Notes Offer

Due to the numerous variables associated with individual Noteholders’ circumstances, the Independent Committee has decided to remain neutral with respect to the Convertible Notes Offer and recommends that Noteholders make their own decisions as to whether it would be in their best interests, in light of their individual circumstances, to accept the Convertible Notes Offer and tender their Convertible Notes pursuant to the Convertible Notes Offer or to reject the Convertible Notes Offer and refrain from tendering their Convertible Notes pursuant to the Convertible Notes Offer.

The Independent Committee believes that the most desirable course of action for any particular Noteholder may be influenced by a variety of considerations, many of which may vary from Noteholder to Noteholder, may require the exercise of substantial subjective judgment and/or may be dependent upon specific circumstances applicable to any particular Noteholder. Accordingly, the Independent Committee does not believe that it is practicable to make a blanket recommendation as to what course of action would best serve the interests of individual Noteholders in relation to the Convertible Notes Offer.

In making the determinations and the recommendations referred to above, the Independent Committee has not had regard to the specific investment objectives, financial situation, tax position or particular needs, constraints or other circumstances of any individual Noteholder. Individual Noteholders who may require specific advice in connection with their decisions in relation to the Convertible Notes Offer should consult their own professional advisers.

Because the amounts payable to Noteholders pursuant to the Convertible Notes Offer are to be calculated on a “see-through” basis as described in the Offer to Purchase, the Independent Committee believes that many of the factors discussed in paragraph 5.5 may also be relevant to the decisions of Noteholders as to whether to accept the Convertible Notes Offer. However, because the Convertible Notes have different economic and investment characteristics from the Offer Shares, the considerations relevant to a decision to accept or reject the Convertible Notes Offer will differ from the considerations relevant to a decision to accept or reject the Share Offer.

Noteholders should make their own decisions as to whether it would be in their best interests to accept or reject the Convertible Notes Offer in light of their individual circumstances and such other considerations as they may determine to be relevant. Considerations that may be relevant to such determinations include, but are not limited to, the following:

•	whether such holders believe that by holding their Convertible Notes to maturity or, in the case of the Convertible Notes due 2008, redeeming such Convertible Notes at the optional redemption date, they will be able to realise a value in the future from their Convertible Notes (after deducting related expenses and taking into account all relevant factors, which may include (but which are not limited to) the future performance of the Company, the ability of the Company to pay the principal, interest and other amounts due on such Convertible Notes as and when they come due, and the future existence and liquidity of trading markets for the Convertible Notes and the Ordinary Shares) greater than the relevant Convertible Notes Offer Price;

•	whether such holders believe that they will be able to dispose of their Convertible Notes in the open market at a price higher than the Convertible Notes Offer Price (after deducting related expenses);

•	whether such holders believe that, if they convert their Convertible Notes into Ordinary Shares and dispose of such Ordinary Shares in the open market, they will be able to receive a value (after deducting related expenses and taking into account the time required for the issuance of new Ordinary Shares pursuant to the conversion of such Convertible Notes) greater than the Convertible Notes Offer Price, noting, however, that both the Share Offer Price and Higher Offer Price for the Ordinary Shares, and the historical market trading prices for the Ordinary Shares since 18 April 2002 are in each case lower than the conversion price for the Convertible Notes due 2008; and

•	all other relevant factors which may affect the future market price of Convertible Notes, which may include (but which are not limited to) general changes in interest rates and actual or anticipated changes in the perceived creditworthiness of the Company.

(iii)	Options Proposal

Due to the numerous variables associated with individual Optionholder’s circumstances, the Independent Committee has decided to remain neutral with respect to the Options Proposal and recommends that Optionholders make their own decisions as to whether it would be in their best interests, in light of their individual circumstances, to accept or reject the Options Proposal.

The Independent Committee believes that the most desirable course of action for any particular Optionholder may be influenced by a variety of considerations, many of which may vary from Optionholder to Optionholder, may require the exercise of substantial subjective judgment and/or may be dependent upon specific circumstances applicable to any particular Optionholder. Accordingly, the Independent Committee does not believe that it is practicable to make a blanket recommendation as to what course of action would best serve the interests of individual Optionholders in relation to the Options Proposal.

In making the determinations and the recommendations referred to above, the Independent Committee has not had regard to the specific investment objectives, financial situation, tax position or particular needs, constraints or other circumstances of any individual Optionholder.

Individual Optionholders who may require specific advice in connection with their decisions in relation to the Options Proposal should consult their own professional advisers.

Because the amounts payable to Optionholders pursuant to the Options Proposal are to be calculated on a “see-through” basis as described in the Offer to Purchase, the Independent Committee believes that many of the factors discussed in paragraph 5.5 may also be relevant to the decisions of Optionholders as to whether to accept the Options Proposal. However, because the Options have different economic and investment characteristics from the Offer Shares, the considerations relevant to a decision to accept or reject the Options Proposal will differ from the considerations relevant to a decision to accept or reject the Share Offer.

Optionholders should make their own decisions as to whether it would be in their best interests to accept or reject the Options Proposal in light of their individual circumstances and such other considerations as they may determine to be relevant. Considerations that may be relevant to such determinations include, but are not limited to, the following:

•	whether such holders believe that by holding their Options beyond the Closing Date, they will be able to realise a value in the future from their Options (after deducting related expenses and taking into account all relevant factors, which may include (but which are not limited to) the future performance of the Company and the future existence and liquidity of trading markets for the Ordinary Shares) greater than the consideration to be paid to Optionholders under the Options Proposal; and

•	whether such holders believe that the difference between the price at which Ordinary Shares issuable upon exercise of their Options may be disposed of in the open market at any time prior to the Closing Date and the relevant exercise price of such Options (after deducting related expenses and taking into account the time required for the issuance of new Ordinary Shares pursuant to the exercise of such Options) will be greater than the consideration to be paid to Optionholders under the Options Proposal.

5.4	Background of the Offer

The Company was incorporated in Singapore on 31 October 1994 and began operations in January 1995. Prior to a global offering of the Company’s Ordinary Shares in 2000, Singapore Technologies Pte Ltd (STPL), a wholly-owned subsidiary of Temasek, beneficially owned approximately 90.6% of the then outstanding Ordinary Shares. Following the completion of the global offering, STPL beneficially owned approximately 72.5% of the then outstanding Ordinary Shares. In 2003, as part of a corporate restructuring, STPL transferred all of its ownership of its Ordinary Shares (including Ordinary Shares represented by ADSs) to the Offeror. After the transfer, the Offeror owned approximately 66.2% of the then outstanding Ordinary Shares (including Ordinary Shares represented by ADSs).

In August 2004, the Company acquired ChipPAC, a corporation organized under the laws of Delaware, and changed its name to STATS ChipPAC Ltd. As a result of the acquisition, the Offeror’s percentage ownership in the Company was reduced. According to the Offer to Purchase, as of 9 March 2007, Singapore Technologies Semiconductors Pte Ltd, a wholly-owned subsidiary of Temasek and the Offeror in the Offer, held 712,228,050 Ordinary Shares, including Ordinary Shares represented by ADSs, representing approximately 35.3% of the outstanding Ordinary Shares (including Ordinary Shares represented by ADSs).

On 1 March 2007, a representative of the Offeror and Temasek contacted representatives of the Company to advise them of the Offeror’s intention to make the Offer. At the same time, the Offeror delivered to the Company a letter (Offeror Letter) addressed to the Board (as set out below), which included a copy of the Offer Announcement.

March 1, 2007

Chairman and Board of Directors
STATS ChipPAC Ltd.
10 Ang Mo Kio Street 65
#05-17,20 Techpoint
Singapore 569059

Gentlemen:

Singapore Technologies Semiconductors Pte Ltd (“STS”), a wholly-owned subsidiary of Temasek Holdings (Private) Limited, is pleased to advise you that it intends to commence a voluntary cash tender offer for all outstanding ordinary shares of STATS ChipPAC Ltd. (the “Company”), including any shares represented by American Depositary Shares. STS intends to offer to purchase the shares for a cash purchase price of S$1.75 per share (the “Offer Price”), or S$17.50 per ADS. However, if STS acquires sufficient shares during the offer to permit STS to institute a compulsory acquisition under Singapore law of the remaining shares of the Company, STS would pay a purchase price of S$1.88 per share (the “Higher Offer Price”), or S$18.80 per ADS, for all shares tendered in the offer. For this purpose, STS would need to acquire a minimum of 90% of the outstanding shares of the Company, other than those owned by STS and its related corporations when it commences the offer.

The Offer Price represents a premium of approximately 18.2% over the closing price of the shares on the Singapore Stock Exchange on February 28, 2007, 40.5% over the average closing price of the shares during the past three months and 55.1% over the average closing price of the shares during the past six months. The Higher Offer Price represents a premium of approximately 27.0% over the closing price of the shares on February 28, 2007, 51.0% over the average closing price of the shares during the past three months and 66.6% over the average closing price of the shares during the past six months.

The tender offer will be conditioned upon, among other matters, the tender of such number of shares to STS that, together with the shares already acquired or agreed to be acquired by STS before or during the offer, will result in STS and its concert parties holding more than 50% of the total outstanding shares of the Company. If STS acquires sufficient shares during the offer to permit STS to institute a compulsory acquisition under Singapore law of the remaining shares of the Company, STS intends to exercise such rights and to acquire the remaining shares at the Higher Offer Price.

We believe that STS’s offer to acquire the ordinary shares of the Company represents a unique opportunity for the Company’s shareholders to realize the value of their shares at a premium to the Company’s current and recent share price. STS has been a long-term shareholder of the Company and continues to believe in the prospects of the Company. STS would like to increase its shareholding in the Company.

As a long-term shareholder of the Company, we wish to acknowledge the efforts of the board and management. We appreciate the contribution you have made to improve the business in a challenging environment.

A draft of the offer announcement is attached for your information. We expect to make the offer announcement prior to the Singapore market opening on March 1, 2007.

STS expects that the Company’s board of directors will form a special committee consisting of independent directors to consider the tender offer and to make a recommendation to the Company’s shareholders with respect to the tender offer.

Sincerely,

Lena Chia Yue Joo
Director
For and on behalf of
Singapore Technologies Semiconductors Pte Ltd

On 1 March 2007, the Company issued a corporate release disclosing its receipt of the Offeror Letter, indicating that the Company would be appointing an independent financial adviser to advise the Independent Directors with respect to the Offer, and advising Shareholders to exercise caution when dealing in or otherwise taking action with respect to their Offer Shares until the Company circulates a circular containing the advice of the independent financial adviser to the Independent Directors and the recommendations of the Independent Directors to the Shareholders. Also on 1 March 2007, the Company contacted representatives of three law firms, including Drew & Napier LLC (Drew & Napier), with respect to serving as Singapore counsel to advise the Company on matters relating to the Offer and the Options Proposal arising under Singapore law. After consideration of various matters, including Drew & Napier’s representation to the Company that it had no conflicts of interest which would prevent it from serving as Singapore counsel to the Company with respect to matters relating to the Offer and the Options Proposal, the Company engaged Drew & Napier as Singapore counsel with respect to matters relating the Offer and the Options Proposal.

As of 1 March 2007, the Board comprised of the following individuals:

Charles R. Wofford

Mr Charles R. Wofford has been a member of the Board since February 1998 and the Chairman of the Board since August 2002. Mr Wofford was with Texas Instruments, Inc. for 33 years before leaving as Senior Vice-President to join Farr Company in 1991. He was the Chairman, Chief Executive Officer and President of Farr Company from 1992 to 1995 and Executive Vice Chairman of FSI International from 1996 to 1998. He received his Bachelor of Arts degree from Texas Western College.

Lim Ming Seong

Mr Lim Ming Seong has been the Deputy Chairman of the Board since June 1998. He is the Chairman of CSE Global Ltd, formerly known as CSE Systems & Engineering Ltd, and sits on the boards of StarHub Ltd and several other companies. Since joining STPL, a wholly-owned subsidiary of Temasek, in December 1986, he has held various senior positions in the former Singapore Technologies group, including as Group Director of STPL until 31 January 2002. Prior to joining STPL, he was with the Ministry of Defence of Singapore. Mr Lim received his Bachelor of Applied Science (Honors) in Mechanical Engineering from the University of Toronto and his Diploma in Business Administration from the University of Singapore. He also participated in the Advanced Management Programs at INSEAD and Harvard University.

Tan Lay Koon

Mr Tan Lay Koon has been the Company’s President and Chief Executive Officer and a member of the Board since June 2002. Mr Tan joined the Company in May 2000 as the Company’s Chief Financial Officer. Prior to joining the Company, he was an investment banker with Salomon Smith Barney, the global investment banking unit of Citigroup Inc.. Before that, he held various positions with the Government of Singapore, Times Publishing Limited and United Overseas Bank Limited in Singapore. Mr Tan graduated with a Bachelor of Engineering (First Class Honors) from the University of Adelaide, Australia as a Colombo Plan Scholar. He also has a Master of Business Administration (Distinction) from the Wharton School, University of Pennsylvania where he was elected a Palmer scholar.

Peter Seah Lim Huat

Mr Peter Seah Lim Huat has been a member of the Board since July 2002. He has been a member of the Temasek Advisory Panel (an internal advisory panel which provides Temasek with its perspectives on industries within the Temasek Group) since 1 January 2005. He was, until

31 December 2004, the President and Chief Executive Officer of STPL and a member of its board of directors. He was a banker for the past 33 years, retiring as the Vice Chairman and Chief Executive Officer of Overseas Union Bank Limited in 2001. Mr Seah is the Chairman of Singapore Computer Systems Limited, SembCorp Industries Ltd and Singapore Technologies Engineering Ltd and sits on the boards of CapitaLand Limited, Chartered and StarHub Ltd. His other appointments include being a member of S Rajaratnam School of International Studies, Vice President of the Singapore Chinese Chamber of Commerce and Industry and Honorary Treasurer of the Singapore Business Federation Council. Mr Seah also serves on the board of the Government of Singapore Investment Corporation. He was awarded the Public Service Star (Bintang Bakti Masyarakat) in 1999. Mr Seah graduated from the University of Singapore in 1968 with an honors degree in Business Administration.

Steven H. Hamblin

Mr Steven Hugh Hamblin has been a member of the Board since June 1998. Mr. Hamblin was with Compaq Computer Corporation from 1984 to 1996 and held various positions including, Managing Director of Compaq Asia Manufacturing, Vice President Asia/ Pacific Division, Vice President and Financial Controller for Corporate Operations and Vice President of Systems Division Operations. He was with Texas Instruments, Inc. for ten years before leaving as its Marketing Division Controller, Semiconductor Group, to join General Instrument, Microelectronics Division, New York in 1983 as its Group Financial Executive. Mr Hamblin is also a board member of Chartered and a Certified Public Accountant. He received his Bachelor of Science in Civil Engineering from the University of Missouri and his Master of Science in Industrial Administration from Carnegie-Mellon University.

Richard J. Agnich

Mr Richard J. Agnich has been a member of the Board since October 2001. He has 27 years of experience in the semiconductors industry. Mr Agnich joined Texas Instruments, Inc. in 1973 and held various positions, including that of Senior Vice President, Secretary and General Counsel. He is also a co-founder and is currently the Chair of Entrepreneurs Foundation of North Texas, and serves on the Board of Trustees of Austin College. Mr Agnich received his B.A. in Economics from Stanford University and a Juris Doctor from the University of Texas School of Law.

Robert W. Conn

Dr Robert W. Conn has been a member of the Board since August 2004. Dr Conn was a member of the board of directors of ChipPAC prior to the acquisition of ChipPAC. Dr Conn has been the Managing Director of Enterprise Partners Venture Capital since July 2002. Dr Conn served as Dean of the Jacobs School of Engineering, University of California, San Diego, from 1994 to 2002. From 1980 to 1994, Dr Conn served as Professor of Engineering and Applied Science at the University of California, Los Angeles, where he was founding director of the Institute of Plasma and Fusion Research. Dr Conn co-founded a semiconductors equipment company in 1986, Plasma & Materials Technologies, now Trikon Technologies, and was Chairman of the Board through 1993. Dr Conn is a member of the U.S. National Academy of Engineering, and served in 1997 and 1998 as a member of the U.S. President’s Committee of Advisors on Science and Technology Panel on Energy R&D Policy for the 21st Century. As Managing Director of a venture capital firm, Dr Conn serves as a director of 11 private companies: NEXX Systems, Inc., Pivotal Systems, Inc., Nuelight Inc., 3Leaf Networks, Inc., Quorum Systems, Inc., Tarari Systems, Inc. Calient Networks, Inc., Hammerhead Systems, Inc., Novera Optics, Inc., Scoperta, Inc. and Quartics, Inc.. He is a member of one other public company board, Intersil Corporation, and serves on Intersil’s audit committee. Dr Conn received his Bachelor of Science in Chemical Engineering and Physics from the Pratt Institute. He received a Masters of Science in Mechanical Engineering and a Ph.D in Engineering Science from the California Institute of Technology.

R. Douglas Norby

Mr R. Douglas Norby has been a member of the Board since August 2004. Mr Norby was a member of the board of directors of ChipPAC prior to the acquisition of ChipPAC. He was Senior Vice President and Chief Financial Officer of Tessera Technologies, Inc. (Tessera) from July 2003 to January 2006. Mr Norby worked as a consultant for Tessera from May to July 2003. Mr Norby was Senior Vice President and Chief Financial Officer of Zambeel, Inc. from March 2002 to February 2003. From December 2000 to March 2002, Mr Norby was Senior Vice President and Chief Financial Officer of Novalux, Inc., and from 1996 to 2000, he was Executive Vice President and Chief Financial Officer of LSI Logic Corporation. Mr. Norby is a director of LSI Logic Corporation, Alexion Pharmaceuticals, Inc. (Alexion), Neterion, Inc. (Neterion), Magnachip Semiconductor Ltd. (MagnaChip) and Nexx Systems, Inc. (Nexx), and serves as the Chairman of Alexion’s, Neterion’s, Magnachip’s and Nexx’s audit committee. He received his B.A. in Economics from Harvard University and M.B.A. from Harvard Business School.

Park Chong Sup

Dr Park Chong Sup has been a member of the Board since August 2004. Dr Park was a member of the board of directors of ChipPAC prior to the acquisition of ChipPAC. Dr Park has been the Chairman and Chief Executive Officer of Maxtor Corporation from November 2004 to May 2006. Dr Park served as Investment Partner and Senior Advisor at H&Q Asia Pacific from April 2004 until September 2004, and as Managing Director from November 2002 until March 2004. Dr Park served as the Chairman and Chief Executive Officer of Hynix Semiconductor Inc. (formerly Hyundai Electronics Industries Co. Ltd.) from April 2000 to May 2002. He served as President and Chief Executive Officer of Hyundai Electronics America, Inc. from September 1996 to October 1999 and Chairman from November 1999 to May 2002. Dr. Park is a director of Smart Modular Technologies, Inc., A-Max Technology Ltd., Seagate Technology and Ballard Power Systems, Inc. Dr Park holds a B.A. in Management from Yonsei University, an M.A. in Management from Seoul National University, an M.B.A. from the University of Chicago and a Doctorate in Management from Nova Southeastern University.

Teng Cheong Kwee

Mr Teng Cheong Kwee has been a member of the Board since October 2006. He was previously a member of the Company’s Board from January 2001 to August 2004 and was appointed a member and Chairman of the Company’s Audit Committee in January 2001 and January 2003, respectively. Mr Teng was the Head of Risk Management & Regulatory Division of the SGX-ST and has held various positions in regulatory and financial institutions including the Monetary Authority of Singapore. Mr Teng has more than 20 years of experience in the finance industry. He is also a non-executive Director of several other companies listed on the SGX-ST. Mr Teng received his Bachelor of Engineering (Industrial) (First Class Honors) and Bachelor of Commerce from the University of Newcastle, Australia.

Tokumasa Yasui

Mr Tokumasa Yasui has been a member of the Board since January 2007. Mr Yasui is currently Special Advisor to the President of Renesas Solutions Corp., a subsidiary of Renesas Technology Corp., a joint venture between Hitachi Ltd. and Mitsubishi Ltd. Prior to that, he was a Managing Director of Renesas Semiconductor (Malaysia) Sdn. Bhd.. He has also held various senior management positions with Hitachi Ltd. where he last served as Group Executive of the Semiconductor Division. He has also served as Executive Vice President of Elpida Memory, Inc., which started as a joint venture between Hitachi Ltd. and NEC Corp. Mr. Yasui holds a Bachelor of Engineering and a Master of Engineering in Electrical Engineering from Kyoto University.

On 3 March 2007, the Board met to discuss the Offer and related matters. Among the matters discussed were the current or past affiliations with Temasek and the Offeror of two of the Company’s Directors, being Messrs Peter Seah Lim Huat and Lim Ming Seong. Their affiliations are described in greater detail in Section 4. In light of these affiliations, the Board formed the Independent Committee, to take all action on behalf of the Board necessary or desirable in connection with the Offer and the Company’s responses thereto, including the consideration and, if determined by the Independent Committee to be appropriate, implementation of alternatives to the Offer. On 3 March 2007 it was determined that an application would be made to the SIC to exempt Messrs. Peter Seah Lim Huat, Lim Ming Seong and Tan Lay Koon from joining in the recommendation of the Independent Committee on the Offer. As of 3 March 2007, each of the Independent Directors (excluding the directors for whom an exemption application had been submitted to SIC) was regarded as independent for purposes of the Offer under the Code.

On 3 March 2007, the Independent Committee met to discuss the Offer and related matters. In recognition of the fact that Mr Tan might be perceived by some as being less than fully independent due to his positions as President and Chief Executive Officer of the Company, and in order to provide for a structure that would reduce logistical impediments and facilitate more expeditious action, the Independent Committee formed a sub-committee consisting of Messrs Wofford, Agnich, Norby and Teng (Sub-Committee), to take all action on behalf of the Independent Committee necessary or desirable in connection with the Offer and the Company’s responses thereto, including the consideration and, if determined by the Sub-Committee to be appropriate, implementation of alternatives to the Offer. It is anticipated that, following the completion of the Sub-Committee’s mandate, members of the Sub-Committee will be compensated for their services as such in such amounts as the Board may determine are appropriate in relation to the time and effort put forth by the members of the Sub-Committee in their capacities as such.

On 3 March 2007, the Sub-Committee met to further discuss the Offer and related matters, including the engagement of a financial adviser to the Independent Committee.

On 5 March 2007, members of the Sub-Committee considered the qualifications of four financial advisory firms, including Morgan Stanley, and conducted preliminary interviews with three of these firms, including Morgan Stanley. Following these discussions, two financial advisory firms, including Morgan Stanley, were chosen to make presentations to the Sub-Committee on 6 March 2007. Also on 5 March 2007, Messrs Wofford and Agnich met with a representative of Jones Day to discuss retaining Jones Day as legal counsel to the Independent Committee and the Sub-Committee.

On 6 March 2007, the Sub-Committee met with representatives of the two financial advisory firms to review and consider their qualifications to serve as financial adviser to the Independent Committee, including, among other things, the absence of any material conflicts of interests relating to prior services provided by such financial advisory firms to Temasek and its affiliates. In connection with this process the Sub-Committee requested that each of the two financial advisory firms disclose to the Sub-Committee information regarding any services provided to the Offeror and its affiliates during the preceding five years, including the remuneration received for such services. The Sub-Committee also discussed the desirability of the Sub-Committee and the Independent Committee having available to them the services of counsel, and after discussion determined that Jones Day should be engaged as counsel to the Independent Committee and the Sub-Committee. Although Jones Day has performed legal services for certain affiliates of Temasek in matters unrelated to the Offer, the Sub-Committee considered that such services were immaterial in magnitude and were unlikely to affect the quality, objectivity or effectiveness of the services to be provided by Jones Day to the Independent Committee and the Sub-Committee.

On 7 and 8 March 2007, the Sub-Committee and Jones Day met by telephone to further discuss the retention of the independent financial adviser and, on 8 March 2007, the Sub-Committee authorised the hiring of Morgan Stanley, subject to the finalisation of the economic and other terms of Morgan Stanley’s engagement and Morgan Stanley reconfirming its prior assurances to the Sub-Committee to the effect that certain financial analyses regarding the Company previously performed by Morgan Stanley at the Company’s request in connection with matters unrelated to the Offer would not affect Morgan Stanley’s ability to perform the financial analyses that would be appropriate in connection with the consideration by the Independent Committee and the Sub-Committee of the Offer and other alternatives or the conclusions that Morgan Stanley might reach as a result of such analyses. Although Morgan Stanley has performed financial advisory and investment banking services for Temasek and its affiliates, the Sub-Committee considered that it was likely that most qualified financial advisory firms would also have provided such services and that the services so provided by Morgan Stanley were immaterial in magnitude and were unlikely to affect the quality, objectivity or effectiveness of the services to be provided by Morgan Stanley to the Independent Committee and the Sub-Committee. Similarly, although Morgan Stanley has provided financial advisory and investment banking services to the Company, the Sub-Committee considered that Morgan Stanley’s familiarity with the Company would facilitate its ability to perform financial analyses with respect to the Company expeditiously and, subject to the reconfirmation referred to above, that Morgan Stanley’s relationship with the Company was unlikely to affect the quality, objectivity or effectiveness of the services to be provided by Morgan Stanley to the Independent Committee and the Sub-Committee. In connection with this process, Mr Norby was authorised by the Sub-Committee to negotiate the terms of Morgan Stanley’s engagement (which negotiations were conducted on 7 and 8 March 2007), subject to specified parameters prescribed by the Sub-Committee.

On 12 March 2007, the Sub-Committee, together with representatives of Jones Day, Drew & Napier and Morgan Stanley, met in Singapore to finalise the terms of the engagement of Morgan Stanley as financial adviser to the Independent Committee and to receive preliminary advice from Morgan Stanley with respect to the Offer and with respect to alternatives potentially available to the Company. Following confirmation by Drew & Napier that it viewed its engagement by the Company as extending to the provision to the Independent Committee and the Sub-Committee of such services of Singapore counsel as they might require, the Sub-Committee received advice from Drew & Napier regarding the fiduciary duties of the Independent Directors, including restrictions under the Code on the taking of any action that might have the effect of frustrating the Offer and other matters governed by Singapore law, and advice from Jones Day regarding matters governed by US federal securities laws. The matters considered by the Sub-Committee at the meeting included, among others:

•	The likelihood that the Offeror would commence the Offer as early as 15 March 2007, with the consequences that the positions of the Independent Directors and the Company with respect to the Offer would be required to be published no later than 29 March 2007 and that the Offer could be completed as early as 12 April 2007;

•	The impact that these time constraints and the potential opposition of the Offeror to alternatives to the Offer potentially available to the Company could have on the Company’s ability to effectively identify and execute such alternatives; and

•	The resultant desirability of seeking a delay in the commencement of the Offer, seeking clarification from the Offeror of its objectives and flexibility with respect to the Offer (including whether the Offeror would be willing to support a proposed acquisition of the Company at a per Offer Share price greater than that which the Offeror would be willing to pay in the Offer), and evaluating the alternatives potentially available to the Company as expeditiously as possible.

In light of the foregoing, the Sub-Committee determined that the Offeror should be contacted to request a delay in the commencement of the Offer and to seek insight as to its possible flexibility and objectives with respect to the Offer, and that Morgan Stanley should continue to analyse matters relevant to a valuation of the Company and prepare to contact various third parties that might be interested in acquiring the Company (a number of which had been identified and discussed by Morgan Stanley at the meeting). Thereafter, representatives of Morgan Stanley contacted representatives of the Offeror to request a delay in the commencement of the Offer and to schedule a meeting with the Offeror. The Offeror’s representatives declined to provide any assurance as to when the Offeror would commence the Offer, but expressed a willingness to meet with Morgan Stanley later in the week.

Morgan Stanley also began obtaining from management of the Company certain non-public financial and other data relevant to a valuation of the Company. Over the course of the next two weeks, Morgan Stanley continued to gather and analyse such data and other data relevant to an evaluation of the Company in connection with Morgan Stanley’s provision of financial advice to the Sub-Committee and the Independent Committee in relation to the Offer and potential alternatives to the Offer.

On 12 March 2007, the Company filed its Annual Report on Form 20-F for the year ended 31 December 2006. In its annual report, the Company disclosed that on 3 March 2007 the Board had appointed the Independent Committee to review and consider the Offer and such other alternatives available to the Company as the Independent Committee may deem appropriate.

On 13 March 2007, the Independent Committee met in Singapore (with a number of the members participating by telephone) and were briefed by members of the Sub-Committee and representatives of Jones Day, Drew & Napier and Morgan Stanley regarding the matters described above and other related matters. Thereafter, the Company issued a corporate release announcing the formation of the Independent Committee and the engagement of Morgan Stanley, Jones Day and Drew & Napier to assist the Independent Committee in connection with the consideration of the Offer and the Options Proposal and such other alternatives available to the Company that the Independent Committee may determine to be appropriate.

Also on 13 March 2007, the Company’s Executive Committee, which consists of three directors, Mr Wofford, Mr Teng (both members of the Sub-Committee) and Mr Hamblin, held a scheduled meeting to consider the Company’s plan and related matters. An additional member of the Sub-Committee, Mr Agnich, was also present throughout this meeting. In the course of this meeting the Executive Committee and Mr Agnich reviewed and considered presentations from management regarding, among other things, industry and competitive conditions, the Company’s historical and forecasted financial condition and results of operations, the Company’s operational and financial objectives and various budgets, plans, strategies, and execution and other risks associated with the Company’s pursuit of such objectives.

Also on 13 March 2007, representatives of Morgan Stanley contacted representatives of Goldman Sachs, the Offeror’s financial adviser, to arrange a meeting with the Offeror, to request that the Offeror postpone the commencement of the Offer to the extent permitted under the Code in order to provide the Independent Committee and its advisers with additional time to gather information and formulate their positions with respect to the Offer, and to discuss other matters related to the Offer, including the Offeror’s objectives, the possibility of an improvement in the financial and other terms of the Offer (including its two-tier pricing structure) and the Offeror’s potential willingness to support a proposed acquisition of the Company by a third party at a per Offer Share price greater than that which the Offeror would be willing to pay in the Offer. The representatives of Goldman Sachs indicated that they wanted to commence the Offer as soon as possible to allow Shareholders who tendered in the Offer to receive payment at an earlier date, but would discuss such a postponement with the Offeror. The representatives of Goldman Sachs further indicated, among other things, that they believed that the Offeror was not flexible as to the price offered in the Offer and that, while they were unwilling to comment on hypothetical circumstances, they believed that in the present circumstances the Offeror was interested only in increasing its ownership of the Company and had not considered supporting an acquisition of the Company by a third party.

On 14 March 2007, representatives of Morgan Stanley contacted representatives of Goldman Sachs to confirm a time for a meeting with representatives of the Offeror and to reconfirm the agenda for the meeting (including the possibility of a postponement of the commencement of the Offer, the Offeror’s objectives, the possibility of an improvement in the financial and other terms of the Offer (including its two-tier pricing structure), and the Offeror’s potential willingness to support a proposed acquisition of the Company by a third party).

On 15 March 2007, Messrs Wofford and Teng of the Sub-Committee met by telephone with representatives of Morgan Stanley, Jones Day and Drew & Napier to discuss matters relating to the Offer and to receive an update from the representatives of Morgan Stanley regarding their conversations with representatives of Goldman Sachs and the status of Morgan Stanley’s analyses of the Company and the Offer and review of alternatives to the Offer potentially available to the Company.

On 16 March 2007, a representative of Morgan Stanley met with representatives of the Offeror and Goldman Sachs. Among other things, the parties discussed the possibility of a postponement of the commencement of the Offer, the Offeror’s objectives, the possibility of an improvement in the financial and other terms of the Offer (including its two-tier pricing structure) and the Offeror’s potential willingness to support a proposed acquisition of the Company by a third party, and Morgan Stanley’s and the Sub-Committee’s view that the two-tier pricing structure proposed by the Offeror made evaluating the Offer more difficult. At this meeting representatives of the Offeror indicated that, among other things:

•	the Offeror was unwilling to defer the commencement of the Offer and would in fact be commencing the Offer later that day;

•	the Offeror believed that the Share Offer Price of S$1.75 per Ordinary Share (or S$17.50 per ADS) represents a fair price in any event and the Offeror was unwilling to discuss the possibility of any increase in the Share Offer Price; and

•	under the current circumstances the Offeror was interested only in increasing its ownership of the Company and had not considered supporting an acquisition of the Company by a third party.

The representatives of Morgan Stanley also requested that the Offeror share any information about the Company that it had which might be useful for the Independent Committee’s evaluation of the Offer and the Options Proposal. The Offeror indicated that it had no material non-public information relating to the Company and that the material information that they had considered in making the Offer would be disclosed in the Offer to Purchase, which would be issued later that day.

Also on 16 March 2007, following the commencement of the Offer, the Company issued a corporate release stating that the Offer had commenced and was under consideration by the Independent Committee, and advising Shareholders to exercise caution when dealing in or otherwise taking action with respect to their Offer Shares until the Independent Committee circulated the circular containing the IFA’s advice to the Independent Committee and the recommendations of the Independent Directors to the Shareholders.

During the period from 16 March 2007 through 21 March 2007, representatives of Morgan Stanley contacted six financial sponsors and four industry participants identified by Morgan Stanley as being likely to have a potential interest in acquiring the Company. None of the parties contacted indicated a willingness to propose such an alternative transaction to the Offer. Among the factors cited by various of these parties for their unwillingness to propose an alternative transaction were the perceived inability to realise an acceptable return on investment if required to pay a per Offer

Share price in excess of that provided for in the Offer and the impediments presented by the Offeror’s ownership of approximately 35% of the outstanding Ordinary Shares (including Ordinary Shares represented by ADSs). Morgan Stanley did not receive any unsolicited indications of interest in acquiring the Company during or after this period, despite the Company’s repeated public indications that the Independent Committee was interested in considering alternatives to the Offer.

On 22 March 2007, the Sub-Committee (with two members participating by telephone and one member, Mr Norby, being absent), together with representatives of Jones Day, Drew & Napier and Morgan Stanley, met in Singapore to:

•	receive a report on the results of the 16 March 2007 meeting between representatives of Morgan Stanley, the Offeror and Goldman Sachs (as described above);

•	receive a report on the results of Morgan Stanley’s contacts with the parties that had been identified by Morgan Stanley as being likely to have a potential interest in acquiring the Company (as described above);

•	receive Morgan Stanley’s preliminary financial analyses, including analyses of the manner in which the Share Offer Price of S$1.75 per Ordinary Share (or S$17.50 per ADS) and the Higher Offer Price of S$1.88 per Ordinary Share (or S$18.80 per ADS) compared to various analytical metrics relevant to an evaluation of the Offer; and

•	consider other matters relating to the Offer and possible alternatives to the Offer available to the Company, including strategies for seeking an improvements to the financial and other terms of the Offer (including its two-tier price structure).

The financial analyses presented by Morgan Stanley at this meeting were consistent with those performed by Morgan Stanley in connection with the preparation of its opinion on whether, as of the date of such opinion, the Share Offer Price was fair, from a financial point of view, to the Shareholders other than the Offeror, its related corporations or their respective nominees. In light of the impending deadline for the despatch of this Circular, the scheduled expiration date of the Offer and Morgan Stanley’s view, on the basis of its discussions with the six financial sponsors and four industry participants described above, that no proposal for an acquisition of the Company by a third party as an alternative to the Offer was likely to be forthcoming, the Sub-Committee determined that the course of action most likely to advance the interests of the holders of the Company’s securities (other than the Offeror and its affiliates) was the pursuit of an improvement of the financial terms of the Offer. In this regard, the Sub-Committee concluded that it would be appropriate to focus on the two-tier pricing structure of the Offer.

Later on 22 March 2007, following the conclusion of the meeting, Mr Wofford and representatives of Morgan Stanley met with Mr Norby to review with him the reports and analyses of Morgan Stanley described above, the other matters considered at the meeting and the conclusions of the Sub-Committee reached at the meeting.

On 23 March 2007, the Sub-Committee (with one member participating by telephone and one member, Mr Teng, being absent), together with representatives of Jones Day and Morgan Stanley, met in Singapore to receive a report on the results of the 22 March 2007 meeting between representatives of Morgan Stanley and Goldman Sachs and to consider other matters relating to the Offer, including strategies for seeking an improvement in the financial terms of the Offer. The representatives of Morgan Stanley advised that their meeting with representatives of Goldman Sachs had focused upon issues associated with the Offeror’s two-tier pricing structure, including the significant difference between the Share Offer Price of S$1.75 per Ordinary Share and the Higher Offer Price of S$1.88 per Ordinary Share, the fact that since 1 March 2007 (being the Offer Announcement Date) a significant number of Ordinary Shares had traded at prices above S$1.75 and the Sub-Committee’s desire to see the two-tier pricing structure eliminated, and the lack of clarity with respect to the manner in which the Options Proposal applies to unvested Options. In substance, the representatives of Goldman Sachs responded to these concerns by indicating that:

•	the Offeror was not willing to discuss paying more than S$1.75 per Ordinary Share (or S$17.50 per ADS), except for its previously expressed willingness to pay S$1.88 per Ordinary Share (or S$18.80 per ADS) in circumstances in which the Offeror would be assured of the power to commence a Compulsory Acquisition (i.e., if the Higher Offer Price Threshold was attained);

•	the Offeror believes that the Share Offer Price of S$1.75 per Ordinary Share (or S$17.50 per ADS) represents a fair price in any event;

•	although they did not think that the Offeror would be willing to revise the Offer, they would communicate the Sub-Committee’s concerns to the Offeror; and

•	the Offeror intends to treat unvested Options in the same manner as vested Options for purposes of the Options Proposal, and believes that such intent was stated clearly in the Offer to Purchase.

The representatives of Morgan Stanley advised the representatives of Goldman Sachs that members of the Independent Committee might wish to speak directly to representatives of the Offeror with respect to the Independent Committee’s concerns regarding the financial terms of the Offer.

On 23 March 2007, representatives of Morgan Stanley and Drew & Napier reiterated to representatives of Goldman Sachs and Allen & Gledhill, the Offeror’s Singapore legal counsel, the need for clarity with respect to the manner in which the Options Proposal applies to unvested Options. In response to these communications, representatives of Allen & Gledhill indicated that the Offeror would be willing to confirm to the Company in writing its intention that unvested Options be treated identically to vested Options, and that the Offeror intended to publish a FAQ (as defined on page 34 of this Letter) that would clarify its intentions in this regard. Later on the evening of 23 March 2007, the Offeror released such FAQ under cover of an announcement on SGX-ST and filed the same with the SEC on 27 March 2007.

On 23 March 2007, Mr. Wofford, the Chairman of the Independent Committee, met with a representative of Temasek, for the purpose of seeking an improvement in the financial and other terms of the Offer (including its two-tier pricing structure). The meeting focused upon issues associated with the Offeror’s two-tier pricing structure, including the significant difference between the Share Offer Price of S$1.75 per Ordinary Share and the Higher Offer Price of S$1.88 per Ordinary Share, the fact that since 1 March 2007 (being the Offer Announcement Date) a significant number of Ordinary Shares had traded at prices above S$1.75, and the Committee’s desire to see the two-tier pricing structure eliminated or, in the alternative, that the Higher Offer Price Threshold be lowered. In substance, the Temasek representative responded to these concerns by indicating that:

•	the Offeror believes that the Share Offer Price of S$1.75 per Ordinary Share (or S$17.50 per ADS) represents a fair price in any event; and

•	the Offeror was not willing to make any of the revisions to the financial or other terms of the Offer sought by the Independent Committee.

On 23 March 2007, a representative of Morgan Stanley had a follow-up discussion with one of the prospective strategic investors contacted earlier in the week. Such prospective investor confirmed that it was not interested in proposing an alternative transaction to the Offer.

On 23 March 2007, Drew & Napier was advised by the SIC that the Company’s request to exempt Mr Tan from being regarded as independent for purposes of the Offer under the Code had been granted, and Mr Tan thereafter resigned from the Independent Committee.

On 23 March 2007, the Independent Committee met by telephone conference and were briefed by members of the Sub-Committee and representatives of Morgan Stanley, Jones Day and Drew & Napier regarding, among other things: matters that had transpired since the last meeting of the Independent Committee; Morgan Stanley’s views regarding the manner in which the Share Offer Price of S$1.75 per Ordinary Share (or S$17.50 per ADS) and the Higher Offer Price of S$1.88 per Ordinary Share (or S$18.80 per ADS) compared to various analytical metrics relevant to an evaluation of the Offer; the considerations set forth in paragraph 5.3 of this Letter; the manner in which the positions taken and determinations made by the Independent Committee in relation to the Offer and the Options Proposal would be disclosed in this Letter and the timing and logistical considerations associated with the Independent Committee taking definitive action to implement its decisions, reviewing and approving this Circular, and filing and disseminating this Circular as required under applicable law. After discussion, the Independent Committee determined in light of the fact that it had not yet received Morgan Stanley’s fairness opinion with respect to the Share Offer and Advice Letters with respect to the Convertible Notes Offer and the Options Proposal and would benefit from having additional time to consider matters relevant to its determinations relating to the Offer and the Options Proposal, to defer taking definitive action with respect to such matters until 26 March 2007.

On 24 and 25 March 2007, a draft of this Circular was distributed to all members of the Independent Committee for their review and consideration.

On 26 March 2007, the Independent Committee (with several members participating by telephone), together with representatives of Jones Day, Drew & Napier and Morgan Stanley, met in Singapore to:

•	further discuss the considerations set forth in paragraph 5.3 of this Letter;

•	receive Morgan Stanley’s fairness opinion with respect to the Share Offer and advice from Morgan Stanley with respect to the Convertible Notes Offer and the Options Proposal;

•	finalise the conclusion of the Independent Committee regarding the fairness of the Offer to Shareholders (other than the Offeror, its related corporations or their respective nominees) and the recommendations of the Independent Committee to the Shareholders, Noteholders and Optionholders (other than the Offeror, its related corporations or their respective nominees) with respect to the Offer and the Options Proposal; and

•	undertake a detailed review of the disclosures contained in this Circular as a part of the Independent Committee’s exercise of reasonable care to ensure that the facts stated and opinions expressed in this Circular are fair and accurate and that no material facts have been omitted from this Circular.

All of the Company’s Directors (save for Mr Tan Lay Koon, who was provided with a draft of this Circular) participated in the review of the disclosures contained in this Circular described above.

5.5	Reasons for the Independent Committee’s Recommendation with Respect to the Share Offer

In connection with making its recommendation that Shareholders accept the Share Offer and tender their Offer Shares pursuant to the Share Offer, the Independent Committee determined that the Share Offer is fair to the Shareholders (other than the Offeror, its related corporations or their respective nominees). However, in making such recommendation and determination, the Independent Committee has not had regard to the specific investment objectives, financial situation, tax position or particular needs, constraints or other circumstances of any individual Shareholder. Individual Shareholders who may require specific advice in connection with their decisions in relation to the Share Offer should consult their own professional advisers.

In making the foregoing recommendation and determination, the Independent Committee considered, with the assistance of its financial, legal and other advisers and the Company’s management, as applicable, the factors discussed below.

Opinion of Morgan Stanley. The Independent Committee considered its discussions with Morgan Stanley and the opinion of Morgan Stanley to the effect that, as of the date of such opinion, the consideration to be paid for Offer Shares in the Offer is fair, from a financial point of view, to the Shareholders (other than the Offeror, its related corporations or their respective nominees).

The full text of Morgan Stanley’s fairness opinion is attached as Annex I to the Circular. Morgan Stanley’s fairness opinion sets forth, among other things, the assumptions made, procedures followed and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. Shareholders, Noteholders and Optionholders are urged to read the entirety of Morgan Stanley’s fairness opinion carefully. The Independent Committee was aware that Morgan Stanley became entitled to certain fees due to its services as independent financial adviser to the Company as described below in paragraph 5.8 of this Letter.

The Independent Committee believes that Morgan Stanley’s fairness opinion supports the Independent Committee’s recommendation and determination with respect to the Share Offer.

Results of Financial Analyses. In addition to Morgan Stanley’s fairness opinion, the Independent Committee considered the results of the following financial analyses prepared and presented by Morgan Stanley to the Independent Committee on 23 March 2007.

•	52-Week Ordinary Share Price History. As described at page 42 of this Letter, the lowest and highest closing prices of Ordinary Shares in the 52-week period preceding the Offer Announcement Date were S$0.87 and S$1.57, respectively. The Independent Committee believes that this analysis supports its recommendation and determination with respect to the Share Offer.

•	Financial Analysts Targets. The Ordinary Share price targets published by various financial analysts, as in effect immediately prior to the Offer Announcement Date, ranged from S$1.30 to S$1.85, with a median of S$1.53 and with only one such target price being in excess of S$1.75. The Independent Committee believes that this analysis supports its recommendation and determination with respect to the Share Offer.

•	Discounted Cash Flow Analysis. As described at page 45 of this Letter, the ranges of implied equity value per Ordinary Share derived from discounted cash flow analyses performed by Morgan Stanley are S$1.68 to S$2.11 under the Management Case and S$1.56 to S$1.98 under the Wall Street Case. Because the Share Offer Price of S$1.75 per Ordinary Share is at the lower end of the Management Case range, the Independent Committee considered this analysis, standing alone, to be less supportive of its recommendation and determination with respect to the Share Offer than the other financial analyses described in this Circular.

•	Comparable Companies Analysis. As described at page 43 of this Letter, Morgan Stanley performed certain analyses based upon selected financial metrics of selected companies that implied per share values for Ordinary Shares ranging from S$0.82 to S$1.59 and, following the application of a control premium adjustment, from S$0.95 to S$2.06. The Independent Committee noted that the Share Offer Price of S$1.75 per Ordinary Share is above or at the higher end of these ranges of implied per share values for the Ordinary Shares, and believes that these analyses support its recommendation and determination with respect to the Share Offer.

•	Premia Analyses. As described at page 46 of this Letter, Morgan Stanley performed certain analyses that determined that the Share Offer Price of S$1.75 per Ordinary Share represents a 55.5% premium over the average closing price for Ordinary Shares during the six-month period prior to the Offer Announcement Date, and compared this premium to the premia represented by the acquisition prices paid in selected transactions involving companies in the semiconductor industry (which ranged from negative 9.1% to positive 47.9% over comparable pre-announcement periods, with a mean of 23.1% and a median of 23.0%) and to the premia represented by the acquisition prices paid in selected transactions involving acquisitions of companies listed on the SGX-ST (which ranged from 5.2% to 124.8% over comparable pre-announcement periods, with a mean of 33.6% and a median of 26.9%). The Independent Committee believes that these analyses support its recommendation and determination with respect to the Share Offer.

•	Recapitalisation Analyses. As described at page 45 of this Letter, Morgan Stanley performed certain recapitalisation analyses that implied per share values for Ordinary Shares ranging from S$1.25 to S$1.67. The Independent Committee noted that the Share Offer Price of S$1.75 per Ordinary Share is above this range of values and that the Offeror possesses sufficient voting power to block the implementation of the hypothetical recapitalization upon which these analyses were based. The Independent Committee believes that these analyses support its recommendation and determination with respect to the Share Offer.

•	Leveraged Returns Analyses. As described at page 45 of this Letter, Morgan Stanley performed certain leveraged returns analyses that implied Ordinary Share values ranging from S$1.40 to S$2.02. The Independent Committee noted that the Share Offer Price of S$1.75 per Ordinary Share falls near the midpoint of this range and believes that these analyses support its recommendation and determination with respect to the Share Offer.

Two-Tier Share Offer Price. Although the Independent Committee believes that the Share Offer Price of S$1.75 per Ordinary Share (or S$17.50 per ADS) is fair, from a financial point of view, to Shareholders (other than the Offeror, its related corporations or their respective nominees), the Independent Committee believes that the fact that the Offeror is willing to pay the Higher Offer Price of S$1.88 per Ordinary Share (or S$18.80 per ADS) in the circumstances described in the Offer to Purchase has caused Offer Shares to trade in the market since the Offer Announcement Date at prices significantly in excess of the Share Offer Price of S$1.75 per Ordinary Share (or S$17.50 per ADS). The Independent Committee believes that this two-tier price structure makes the Share Offer more difficult to analyse and that the effects of this structure on market prices for Offer Shares may result in confusion among Shareholders. Consequently, the Independent Committee considered this factor, standing alone, to be unfavourable in its assessment of the Share Offer.

Alternative Acquisition Proposals. As described above in paragraph 5.4, commencing on 12 March 2007, the Company made multiple public statements indicating that the Independent Committee was interested in considering alternatives to the Offer and, beginning on 16 March 2007, Morgan Stanley commenced contacting certain parties that it had identified as being likely to have a potential interest in acquiring the Company. These actions did not result in the receipt of any proposal by a third party for an alternative transaction to the Offer. The Independent Committee believes that this factor supports its recommendation and determination with respect to the Share Offer.

Financial and Business Information. The Independent Committee considered the current and historical financial condition and results of operations of the Company, as well as the prospects and strategic objectives of the Company, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the general economy and in the industries in which the Company’s businesses operate, including the following material factors:

•	The Company’s Strengths and Strategies. The Independent Committee considered the Company’s strengths and strategies, including the Company’s leadership position in the businesses in which it engages, its broad portfolio of packaging and test services, its established presence in the major hubs of wafer fabrication, its research and development capabilities and the other strengths and strategies described in the Company’s annual report on Form 20-F for the year ended 31 December 2006. Because these factors enhance the Company’s future prospects, the Independent Committee considered these factors, standing alone, to be unfavourable in its assessment of the Share Offer.

•	Performance Expectations and Industry Cyclicality. The Independent Committee considered the Company’s expectations for the semiconductor assembly and test service market to grow at a faster pace than the semiconductor industry as a whole, and the Company’s belief that it is well positioned to benefit from the growing outsourcing trend and its positioning in the higher growth communications, computing and consumer markets. The Independent Committee also considered the cyclical nature of the semiconductor industry, the potential timing, depth and duration of the next industry downturn, and the duration of the current industry upturn that began in 2002. On balance, the Independent Committee believes that these factors present significant risks to the Company’s intermediate-term prospects and, accordingly, believes that they support its recommendation and determination with respect to the Share Offer.

•	Other Risks Relating to the Company and Its Securities. The Independent Committee considered the other myriad risks and challenges to which the Company, its businesses and its securities are subject, including industry volatility and cyclicality, intense competition, pricing pressures, customer concentration, rapid technological change, substantial capital requirements, Offer Share price volatility, the substantial share holdings of the Offeror in the Company and the other risk factors and challenges described in the Company’s Annual Report on Form 20-F for the year ended 31 December 2006. Because these factors present significant risks to the Company’s future prospects, the Independent Committee believes that they support its recommendation and determination with respect to the Share Offer.

Certain Projected Financial Information. The Independent Committee considered certain non-public projected financial information of the Company (Company Projections) prepared by Company management as part of its ordinary course strategic planning and provided to Morgan Stanley in connection with its financial analyses. The Company Projections were prepared prior to the announcement of the Offer, and therefore do not take into account any of the potential effects of the Offer. As disclosed in its Annual Report on Form 20-F for the year ended 31 December 2006, the Company expects to incur significant expenses in investment banking, legal and other fees and use significant amounts of internal resources in connection with the Offer and the Company’s responses thereto, the amount of which cannot be accurately predicted, and that due to the additional costs expected to be incurred in connection with the Offer and related matters the Company may not be able to achieve the net income and net income per ADS guidance for the first fiscal quarter of 2007 that it had provided in its earnings release on 25 January 2007. The Company does not anticipate that it will publicly update the Company Projections, irrespective of whether the Company Projections, in light of events or developments occurring after the time at which they were originally prepared (including events and circumstances relating to the Offer), shall have ceased to have a reasonable basis.

Certain information included in the Company Projections is summarised below. As a matter of course the Company does not make public detailed, long-range projections or forecasts of its anticipated financial condition or results of operations. While presented with numerical specificity, the information from the Company Projections summarised below is based on a variety of assumptions relating to general economic conditions and the business of the Company which may not be realised and are subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Inevitably some assumptions will not materialize and unanticipated events and circumstances (including events and circumstances relating to the Offer) may affect the actual financial results. Therefore, the actual results achieved may vary materially from the Company Projections.

The Company Projections were not prepared with a view to public disclosure or compliance with published guidelines of relevant Singapore and US accounting or regulatory authorities. The Company Projections should not be considered to be or relied on as a profit forecast as they have been prepared for the Company’s internal 3-year planning requirements and have been included in this Circular for the sole purpose of complying with US securities laws, and, hence, the assumptions on which the Company Projections are based are not in compliance with the Code. In particular, the Company Projections have not been compiled, examined or reported on by the Company’s auditors and financial advisers or prepared in compliance with the Code. Neither the Company nor the Independent Committee makes any representation as to the accuracy of the information derived from the Company Projections summarised below or the ability of the Company to achieve the projected results.

The information from the Company Projections summarised below should be evaluated in conjunction with the historical financial statements and other information regarding the Company contained in filings made by the Company with the SGX-ST and the SEC, including the Company’s Annual Report on Form 20-F for the year ended 31 December 2006. In light of the foregoing factors and the uncertainties inherent in the Company Projections, Shareholders, Noteholders and Optionholders are cautioned not to place undue reliance on them.

	Projected results for FY

	2007E	2008E	2009E

	(In US$ and in millions)
Net Revenue	$1,830.5	$2,104.4	$2,116.6
Cost of Revenues	1,417.5	1,590.2	1,640.7
Gross Profit	413.0	514.2	475.9
Operating Expense	155.5	167.6	170.5
Operating Income	257.5	346.6	305.4
Net Income	$151.1	$223.8	$197.0

	Projected EBITDA
	Calculation for FY

	2007E	2008E	2009E

	(In US$ and in millions)
Net Income	$151.1	$223.8	$197.0
Plus Interest Expense, Net	39.0	29.0	24.0
Plus Income Tax Expense	58.0	83.0	73.5
Plus Depreciation and Amortisation	262.4	294.1	326.3
Plus Minority Interest	10.7	12.3	12.3
Less Other Non-Operating Income, Net	1.3	1.5	1.4

EBITDA	$519.9	$640.7	$631.7

       “E” indicates estimated figures.

Estimated EBITDA as used in this paragraph 5 of this Letter represents net income plus (i) interest expense, net, (ii) income tax expense, (iii) depreciation and amortization, and (iv) minority interest minus other non-operating income, net. EBITDA may not be comparable to similarly titled measures reported by other companies due to potential inconsistencies in the method of calculation. EBITDA is included in the Company Projections as an indicative measure of the Company’s projected operating performance and is used by investors and analysts to evaluate companies in the semiconductor testing and assembly industry. The projections were not prepared for the purpose of disclosure to public investors and are not intended to constitute guidance as to future performance, but were developed for internal planning purposes. Future guidance, if provided, would not necessarily conform to these projections and investors should continue to rely exclusively on the Company’s historical financial performance in considering their investment decisions.

Because the Company Projections reflect possible improvements in the Company’s results of operations for 2007 and 2008, followed by a possible decline in 2009, the Independent Committee considered them, standing alone, to have mixed implications in its assessment of the Share Offer.

Form of Consideration. The Independent Committee considered the liquidity and certainty of value provided by cash consideration in the Share Offer as potentially making the Share Offer relatively more attractive. The Independent Committee considered the inability of Shareholders who accept the Share Offer to participate in the future growth prospects of the Company as making the Share Offer relatively less attractive. However, the Independent Committee noted that the Shareholders who accept the Share Offer will not be exposed to the possibility of future declines in the price at which the Offer Shares trade. Thus, the Independent Committee considered the form of consideration offered in the Share Offer as having mixed implications in its assessment of the Share Offer.

Possible Effects on Market Prices of the Offer Shares if the Offer is Withdrawn or Rejected. The Independent Committee considered the possible effects on the trading prices of the Offer Shares if the Share Offer were to be withdrawn or rejected. The Independent Committee concluded that the trading prices of the Offer Shares would likely decline, perhaps substantially, if the Share Offer were withdrawn or rejected. The Independent Committee believes that this factor supports its recommendation and determination with respect to the Share Offer.

Potential Consequences to Non-Tendering Holders. The purchase of Offer Shares by the Offeror pursuant to the Share Offer will reduce the number of Shareholders and the number of Offer Shares that might otherwise trade publicly and, depending upon the number of Offer Shares so purchased, could adversely affect the liquidity of the remaining Offer Shares held by the public. After completion of the Share Offer, the Ordinary Shares may no longer meet the requirements for continued listing on the SGX-ST and the ADSs may no longer meet the requirements for continued listing on Nasdaq, and the Ordinary Shares and/or ADSs may be delisted. Additionally, if a Compulsory Acquisition is not consummated following the Share Offer, the interest of the remaining Shareholders in the Company may be subject to domination or control by the majority shareholder. Given that the Offeror currently holds approximately 35.3% of the outstanding Ordinary Shares (including Ordinary Shares represented by ADSs), the Offeror need only acquire approximately 15% of the number of Offer Shares outstanding in order to obtain numerical control of the Company; additionally, while Rule 14e-5 under the Exchange Act prohibits among other things the purchase by the Offeror in a tender offer of the subject securities of the tender offer (and any securities that are convertible for or exercisable into such subject securities) outside the tender offer, the Offeror has been granted exemptive relief from Rule 14e-5 by the SEC so that the Offeror and its agents may, subject to certain conditions, conduct purchases of Ordinary Shares, ADSs and Convertible Notes outside the US in accordance with Singapore law during the Share Offer. The Independent Committee considered the foregoing factors as potentially having a coercive effect on Shareholders considering whether or not to accept the Share Offer, and as having mixed implications in its assessment of the Share Offer.

The Offeror’s Substantial Ownership Position. The Independent Committee considered the Offeror’s statement to the effect that, as of 9 March 2007, the Offeror owned approximately 35.3% of the Ordinary Shares (including Ordinary Shares represented by ADSs), together with the likelihood that the Offeror would be able to acquire a sufficient number of Offer Shares to result in the satisfaction of the Minimum Tender Condition. The Independent Committee further considered statements made by representatives of Goldman Sachs to the effect that it would be acceptable to the Offeror to acquire a majority, but less than all, of the outstanding Offer Shares, and evaluated the results of a takeover offer for the outstanding shares of Neptune Orient Lines Limited by an affiliate of the Offeror where, since the completion of the takeover in 2004, the affiliate of the Offeror has owned a majority, but less than all, of the outstanding shares of Neptune Orient Lines Limited. The Independent Committee considered these factors to present a substantial risk that, unless a sufficient number of Offer Shares are tendered pursuant to the Share Offer to result in the Higher Offer Price Threshold being satisfied, tendering Shareholders could receive the Share Offer Price rather than the Higher Offer Price and non-tendering Shareholders could experience the consequences described in the immediately preceding paragraph. In addition, the Independent Committee considered that the Offeror’s substantial ownership provides it with a blocking position in relation to various matters and operates as a substantial impediment to the procurement of a majority vote on any matter opposed by the Offeror, which in turn substantially limits the Company’s ability to pursue any alternatives to which the Offeror may be opposed. The Independent Committee believes that these factors support its recommendation and determination with respect to the Share Offer.

Unwillingness of the Offeror to Enhance the Terms of the Offer. Despite repeated attempts, the Independent Committee and Morgan Stanley were unable to persuade the Offeror to enhance the terms of the Share Offer, including the price to be paid for Offer Shares pursuant to the Share Offer. The Independent Committee believes that this factor supports its recommendation and determination with respect to the Share Offer.

Unwillingness of Offeror to Defer the Commencement of the Offer. As discussed above, representatives of Morgan Stanley, on behalf of the Independent Committee, requested on multiple occasions that the Offeror postpone the commencement of the Offer in order to provide the Independent Committee and its advisers with additional time to gather information and formulate their position with respect to the Offer, but the Offeror on each occasion refused to postpone the commencement of the Offer. As a result, the Independent Committee had a limited amount of time in which to evaluate the Offer and alternatives thereto potentially available to the Company in formulating its recommendation to the Shareholders. These time constraints made it more difficult for the Independent Committee to develop a recommendation with respect to the Share Offer, and the Independent Committee considered this factor to be unfavourable in its assessment of the procedural fairness of the Share Offer.

Absence of Certain Structural Protections. The Independent Committee considered that the Share Offer does not contain as a condition to the consummation of the Share Offer that the Share Offer be accepted by the holders of a majority in interest of the Offer Shares which are not affiliated with the Offeror, which might ameliorate any otherwise coercive effects of the Share Offer. The Independent Committee also considered that the Offeror has made no commitment to effect, following the completion of the Share Offer, a transaction pursuant to which non-tendering holders of securities would be paid the same amount paid to tendering holders of securities unless the Higher Offer Price Threshold is reached. The Independent Committee considered these factors, standing alone, to be unfavourable in its assessment of the procedural fairness of the Share Offer.

Absence of Appraisal Rights. The Independent Committee considered the fact that Shareholders have no appraisal rights providing them with the opportunity to seek an independent determination of the fair value of their Offer Shares as an alternative to accepting the Share Offer, standing alone, to be unfavourable in its assessment of the Share Offer.

Independent Committee Process. The Independent Committee considered the formation of the Independent Committee and the Sub-Committee, the utilisation by the Independent Committee and the Sub-Committee of independent financial and legal advisers and the efforts by the Independent Committee and the Sub-Committee to advance the interests of Shareholders (other than the Offeror, its related corporations or their respective nominees) to be favourable in its assessment of the Share Offer.

Volitionality of the Offer. The Independent Committee considered the fact that each Shareholder is free to decide for itself whether to accept or reject the Share Offer to be favourable in its assessment of the Share Offer.

Absence of Impediments to Consummation of the Offer. The Independent Committee considered the Offeror’s financial capacity to consummate the Share Offer, the relatively minimal conditions to the consummation of the Share Offer set forth in the Offer to Purchase, and the apparent absence of regulatory impediments to the consummation of the Share Offer, and concluded that the Share Offer is susceptible to prompt consummation. Because this factor contributed to the time constraints under which the Independent Committee is operating, the Independent Committee viewed it as having mixed implications in its assessment of the Share Offer.

Timing of Completion. The Independent Committee considered the anticipated timing of consummation of the Share Offer, which would allow security holders to receive payments pursuant to the Share Offer promptly, to be favourable in its assessment of the Share Offer.

Conflicts of Interest. The Independent Committee considered the conflicts of interest of certain of the Company’s Directors and executive officers described elsewhere in this Circular. The Sub-Committee also considered the possibility that relationships between Morgan Stanley and Jones Day, on the one hand, and Temasek and its affiliates, on the other hand, might give rise to a conflict of interest or the appearance of a conflict of interest. In this regard, the Sub-Committee concluded that such relationships were unlikely to affect the quality, objectivity or effectiveness of the services to be provided by these advisers to the Independent Committee and the Sub-Committee. The Sub-Committee also considered the possibility that Drew & Napier’s concurrent representation of the Company might give rise to a conflict of interest or the appearance of a conflict of interest. In this regard, the Sub-Committee concluded that such representation of the Company was unlikely to affect the quality, objectivity or effectiveness of the services to be provided by Drew & Napier to the Independent Committee and the Sub-Committee.

The foregoing discussion of the information and factors considered by the Independent Committee is not intended to be exhaustive but is believed to include all material factors considered by the Independent Committee. The Independent Committee did not find it practicable to and did not quantify or otherwise assign relative weights to the factors set forth above. Rather, the Independent Committee reached its determination based on the totality of the circumstances and the advice provided to it by its legal and financial advisers. Individual members of the Independent Committee may have assigned different weights to different factors.

5.6	Reasons for the Independent Committee’s Position with Respect to the Convertible Notes Offer and the Options Proposal

The Independent Committee has determined to remain neutral with respect to the Convertible Notes Offer and the Options Proposal and recommends that Noteholders and Optionholders make their own decisions as to whether to accept the Convertible Notes Offer and the Options Proposal, as applicable, based on their own views as to whether it would be in their best interests, in light of their individual circumstances, to accept or reject the Convertible Notes Offer and to accept or reject the Options Proposal, as applicable.

The Independent Committee believes that the most desirable course of action for any particular Noteholder or Optionholder may be influenced by a variety of considerations, many of which may vary from holder to holder, may require the exercise of substantial subjective judgment, and/or may be dependent upon specific circumstances applicable to particular holders. Accordingly, the Independent Committee does not believe that it is practicable to make a blanket recommendation as to what course of action would best serve the interests of Noteholders and Optionholders in relation to the Convertible Notes Offer and the Options Proposal, respectively.

5.7	Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, and except as set forth in Section 5.2 of Appendix I, each of the Company’s executive officers, Directors, affiliates and subsidiaries intends to tender his Offer Shares pursuant to the Share Offer, owns no Convertible Notes and intends to accept the Options Proposal.

5.8	Person/ Assets Retained, Employed, Compensated or Used

Morgan Stanley is acting as the Independent Committee’s financial adviser in connection with the Offer. Subject to the terms and conditions of the engagement letter between the Independent Committee and Morgan Stanley, Morgan Stanley agreed to provide the Independent Committee with financial advice and assistance in connection with the Offer and alternatives thereto, including: (i) conducting a market test and otherwise assisting the Independent Committee with the identification of alternatives to the Offer; (ii) performing financial analyses and evaluations of the Offer and alternatives thereto; (iii) assisting the Independent Committee in negotiating the financial aspects of the Offer and any alternatives thereto as the Independent Committee may deem appropriate; and (iv) rendering a financial opinion letter with respect to the fairness from a financial point of view of the Share Offer Price or the consideration to be received by Shareholders in any alternatives thereto as the Independent Committee may deem appropriate. Pursuant to the terms of their engagement, the Company will pay Morgan Stanley a US$4,800,000 fee for its financial advisory services. In addition, the Company has agreed to reimburse Morgan Stanley for its reasonable expenses, including travel costs, document production and other expenses of this type, and fees and disbursements of outside counsel and other professional advisers. The Company also has agreed to indemnify Morgan Stanley, its affiliates and their respective officers, directors, employees, agents and controlling persons against certain liabilities and expenses.

Certain officers and employees of the Company have rendered and may continue to render services in connection with the Company’s response to the Offer and the Options Proposal but they will not receive any additional compensation for such services. It is anticipated that certain Directors will be compensated for their services in connection with the Offer and the Options Proposal. Please see page 58 for details.

Neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Shareholders, Noteholders and Optionholders on its behalf with respect to the Offer or the Options Proposal. The Company has not authorised anyone to give information or make any representation about the Offer or the Options Proposal that is different from, or in addition to, that contained in this Circular or in any of the materials that are incorporated by reference in this Circular. Therefore, Shareholders should not rely on any other information.

5.9	Disclosures

Section 5 of Appendix I sets out certain information regarding the Directors’ shareholdings and dealings in the Offer Shares, Convertible Notes and Options.

6.	ACTION TO BE TAKEN BY SHAREHOLDERS, NOTEHOLDERS AND OPTIONHOLDERS

The Offer, the Options Proposal and the withdrawal rights will expire at 3.30 p.m. Singapore time, and 3.30 a.m. New York time on Friday, 13 April 2007 or such later date(s) as may be announced from time to time by or on behalf of the Offeror.

Shareholders and Noteholders who wish to accept the Share Offer and Convertible Notes Offer must do so before the final Closing Date and should follow the procedures for acceptance set forth on pages 47 to 54 and pages 54 to 58 of the Offer to Purchase respectively.

Optionholders who wish to accept the Options Proposal must do so before the final Closing Date and should follow the procedures for acceptance set forth on paragraph 3.3 of the Options Letter.

Shareholders, Noteholders and Optionholders who do not wish to accept the Share Offer, the Convertible Notes Offer and/or the Options Proposal should take no further action in respect of the Offer to Purchase or the Options Letter (as applicable) which has been sent to them.

7.	PERSONS EMPLOYED FOR SOLICITATION OR RECOMMENDATION

The Company engaged Morgan Stanley on 13 March 2007 to provide an independent opinion to the Independent Directors with regard to the fairness from a financial point of view of the Offer and the Options Proposal. The Company has agreed to pay Morgan Stanley US$4.8 million for this engagement. The Company is also required to pay certain disbursements incurred by Morgan Stanley and has agreed to indemnify Morgan Stanley for certain liabilities in connection with its services, including certain liabilities and expenses under US federal securities laws.

Except as set forth herein, the Company has not employed, retained or otherwise compensated any person to make solicitation or recommendations in connection with the Offer and the Options Proposal.

8.	CERTAIN TAX CONSEQUENCES OF THE OFFER

The following is a summary of certain Singapore and US income tax consequences of the Offer as set forth in the Offer to Purchase.

8.1	Certain Singapore Income Tax Consequences

“The following is a summary of certain Singapore income tax consequences of the Offer and the Compulsory Acquisition relevant to a beneficial holder of Ordinary Shares, ADSs or Convertible Notes (the “Securities”) whose Securities are tendered and accepted for payment pursuant to the Offer or purchased pursuant to the Compulsory Acquisition. This summary is for general information only and does not purport to be a comprehensive or exhaustive description of all the tax considerations that may be relevant to a decision to dispose of the Securities and does not purport to apply to all categories of investors, some of which may be subject to special rules.

Investors should consult their own tax advisers concerning the application of Singapore tax and other tax consequences to their particular situations as well as any consequences of the disposition of the Securities arising under the laws of any other taxing jurisdictions.

Any profits gained from the sale of the Securities pursuant to the Offer will not be taxable in Singapore for investors who hold the Securities on capital account. Where investors hold the Securities for dealing purposes as trading assets or part of a profit-making undertaking or scheme in Singapore, any gains arising upon the disposal of the Securities may be considered revenue in nature and subject to tax in Singapore. No withholding tax is payable in Singapore on the consideration received on sales of the Securities”

8.2	Certain US Federal Income Tax Consequences

“The following is a summary of certain U.S. federal income tax consequences of the Offer and the Compulsory Acquisition relevant to a beneficial owner of Ordinary Shares, ADSs or Convertible Notes (the “Securities”) whose Securities are tendered and accepted for payment pursuant to the Offer or purchased pursuant to the Compulsory Acquisition. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect or proposed on the date hereof and all of which are subject to change, possibly with retroactive effect, or different interpretations. This discussion is for general information only and does not address all of the tax consequences that may be relevant to specific beneficial owners of the Securities in light of their particular circumstances or to beneficial owners of Securities subject to special treatment under U.S. federal income tax laws (such as banks, financial institutions, insurance companies, tax-exempt entities, regulated investment companies, real estate investment trusts, retirement plans, dealers in securities or currencies, brokers, traders that mark-to-market their Securities, expatriates and former long-term residents of the United States, investors in partnerships or other pass-through entities that hold the Securities, persons who hold their Securities as part of a straddle, hedge, conversion transaction or other integrated investment, U.S. Holders, as defined below, whose functional currency is not the U.S. dollar or persons subject to the alternative minimum tax). This discussion also does not address any state or local or non-U.S. tax consequences or non-income tax consequences (such as estate or gift tax consequences). This discussion also assumes that the Securities are held as capital assets for tax purposes.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of Securities that is:

(i)	an individual who is a citizen or resident of the United States;

(ii)	a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any state or political subdivision thereof or therein, including the District of Columbia; or

(iii)	otherwise subject to U.S. federal income tax on a net income basis in respect of such Securities.

The term “Non-U.S. Holder” means a beneficial owner of Securities that is not a U.S. Holder.

Beneficial owners of Securities are urged to consult their own tax advisers as to the particular tax consequences applicable to them of a disposition of Securities pursuant to the Offer or the Compulsory Acquisition, including the applicability of U.S. federal, state or local tax laws or non-U.S. or non-income tax laws, any changes in applicable tax laws and any pending or proposed legislation or regulations.

U.S. Holders

Disposition of Securities Pursuant to the Offer or the Compulsory Acquisition. In general, a U.S. Holder who receives cash in exchange for Securities pursuant to the Offer or the Compulsory Acquisition will recognize gain or loss for U.S. federal income tax purposes equal to the difference between (i) the U.S. dollar amount of cash received in exchange for such Securities, excluding cash attributable to accrued interest or original issue discount in respect of the Convertible Notes, which accrued interest will be taxable as ordinary income to the extent not previously reported as income; and (ii) such U.S. Holder’s adjusted tax basis in such Securities at the time of the disposition.

A U.S. Holder’s adjusted tax basis in an Ordinary Share or ADS will generally equal its U.S. dollar cost. A U.S. Holder’s adjusted tax basis in a Convertible Note will generally be equal to the U.S. dollar cost of the Convertible Note to such U.S. Holder increased, if applicable, by any market discount (as described below) previously included in income by such U.S. Holder and reduced by any amortizable bond premium which the U.S. Holder has previously deducted and any payments on the Convertible Notes other than qualified stated interest.

Gain or loss recognized by a U.S. Holder (subject to the market discount rules, in the case of Convertible Notes) generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder has held the Securities for more than one year at the time of disposition. For each block of Securities separately acquired, gain or loss and holding period must be determined separately, and the resulting gain or loss may only be used to offset other gains and losses on other blocks of Securities in accordance with the general rules for determining overall gains and losses. A reduced tax rate on long-term capital gain may apply to individual and other non-corporate U.S. Holders. The deductibility of capital losses is subject to limitations.

A U.S. Holder who has acquired a Convertible Note with market discount in excess of a statutory de minimis amount will generally be required to treat a portion of any gain realized on the disposition of such note as ordinary income (rather than capital gain) to the extent of the market discount accrued during the period such U.S. Holder held the note, less any accrued market discount previously reported as ordinary income by reason of an election by the U.S. Holder to include market discount in income on a current basis. Subject to the statutory de minimis exception, market discount, in the case of the Convertible Notes, generally is the amount by which the stated redemption price at maturity of a Convertible Note exceeds the U.S. Holder’s tax basis in such Convertible Note immediately after its acquisition.

The U.S. dollar amount of any cash paid to a U.S. Holder pursuant to the Offer or the Compulsory Acquisition in Singapore dollars will equal the U.S. dollar value of the Singapore dollars received, calculated by reference to the exchange rate in effect on the date the cash is received by the U.S. Holder regardless of whether the Singapore dollars are converted into U.S. dollars. If the Singapore dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Singapore dollars equal to their U.S. dollar value on the date of receipt, and any gain or loss realized on a subsequent conversion or other disposition of the Singapore dollars will generally be treated as ordinary income or loss.

Backup Withholding and Information Reporting. In general, backup withholding and information reporting may apply to payments made pursuant to the Offer or the Compulsory Acquisition that are made through certain U.S. and U.S.-related financial intermediaries, including the Tender Agent, unless, in the case of a U.S. Holder, such U.S. Holder provides a certification on IRS Form W-9 (or other applicable form) containing such U.S. Holder’s correct taxpayer identification number (“TIN”) (which, in the case of a U.S. Holder who is an individual, is generally his or her social security number) and certain other information and certifications, or otherwise establishes a basis for exemption from backup withholding. Exempt U.S. Holders (including, among others, corporations) are not subject to these backup withholding and information reporting requirements. If the applicable withholding agent is not provided with the required certification or another adequate basis for exemption, the U.S. Holder may be subject to a backup withholding tax imposed on payments made in connection with the Offer and the Compulsory Acquisition at a current rate of 28%. If withholding results in an overpayment of taxes, the U.S. Holder generally may obtain a refund or credit if the required information is timely provided to the IRS.

Non-U.S. Holders

In general, payments made to a Non-U.S. Holder pursuant to the Offer or the Compulsory Acquisition will not be subject to U.S. income tax if such Non-U.S. Holder provides a certification on IRS Form W-8BEN (or other applicable form) that it is not a U.S. person for

U.S. tax purposes. Non-U.S. holders who do not provide such a certification, however, may be subject to U.S. backup withholding tax (described above under “—U.S. Holders— Backup Withholding and Information Reporting”) at a current rate of 28% with respect to such payments.”

Any Shareholder, Noteholder or Optionholder who is in any doubt as to the tax consequences of accepting the Offer or the Options Proposal, should consult his, her or its tax adviser concerning the application of Singapore income tax and/ or US federal income tax applicable to his, her or its particular tax situation.

9.	DIRECTORS’ RESPONSIBILITY STATEMENT

The Directors (including those who may have delegated detailed supervision of the preparation of this Circular) have taken all reasonable care to ensure that the facts stated and opinions (excluding those expressed in the IFA Letters and the recommendation of the Independent Directors) expressed in this Circular are fair and accurate and no material facts have been omitted from this Circular.

Additionally, the Directors confirm that they jointly and severally accept full responsibility for the accuracy of the information contained herein, and having made all reasonable inquiries, that to the best of their knowledge, opinions (excluding those expressed in the IFA Letters and the recommendation of the Independent Directors) expressed in this Circular have been arrived at after due and careful consideration and that there are no other facts not contained in this Circular the omission of which would make any statement in this Circular misleading.

Where any information has been extracted from published or publicly available sources (including, without limitation, information relating to the Offer, the Options Proposal, the Offeror and its concert parties), the sole responsibility of the Directors has been to ensure through reasonable enquiries that such information is accurately extracted from such sources or, as the case may be, accurately reflected or reproduced in this Circular.

The recommendation of the Independent Directors to Shareholders, Noteholders and Optionholders set out in paragraph 5.3 of this Letter is the sole responsibility of the Independent Directors.
Yours faithfully
For and on behalf of the Directors of
STATS ChipPAC Ltd.
Charles R. Wofford
Chairman

ANNEX I
FAIRNESS OPINION IN RELATION TO THE SHARE OFFER
BY MORGAN STANLEY DEAN WITTER ASIA (SINGAPORE) PTE
March 26, 2007
Special Committee of the Board of Directors
STATS ChipPAC Ltd.
10 Ang Mo Kio Street 65
#05-17/ 20 Techpoint
Singapore 569059
Members of the Special Committee of the Board of Directors:
      We understand that Singapore Technologies Semiconductors Pte Ltd, a corporation organized under the laws of Singapore (the “Offeror”) and a wholly-owned subsidiary of Temasek Holdings (Private) Limited, a corporation organized under the laws of Singapore (“Temasek”), is (a) (i) offering to acquire all ordinary shares and American Depository Shares of STATS ChipPAC Ltd., a corporation organized under the laws of Singapore (the “Company”), and (ii) offering to acquire certain debt securities convertible into ordinary shares or American Depositary Shares of the Company, in each case not already owned by the Offeror, pursuant to a tender offer ((i) and (ii) collectively referred to herein as the “Offer”) and (b) making a separate proposal to holders of certain non-transferable options exercisable to purchase ordinary shares of the Company (the “Options Proposal”, together with the Offer, the “Transaction”). The terms and conditions of the Transaction are more fully set forth in the Offer to Purchase made by the Offeror on March 16, 2007 (the “Offer to Purchase”). Except as otherwise defined herein, capitalized terms used herein shall have the same meaning ascribed to them in the Offer to Purchase.
      You have asked for our opinion as to whether the consideration (the “Consideration”) to be paid to holders of Ordinary Shares and ADSs in connection with the Offer is fair from a financial point of view to such holders, respectively, other than the Offeror, its related corporations or their respective nominees. The opinion set forth herein does not address the consideration to be paid to holders of the Convertible Notes or the Options in connection with the Transaction; our advice with respect to those matters is set out in separate letters provided to you on the date hereof.
      For purposes of the opinion set forth herein, we have:

(a)	reviewed certain publicly available financial statements and other publicly available business and financial information of the Company;

(b)	reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

(c)	reviewed certain financial projections prepared by the management of the Company;

(d)	discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

(e)	reviewed the reported prices and trading activity for the Ordinary Shares and the ADSs;

(f)	compared the financial performance of the Company and the prices and trading activity of the Ordinary Shares and the ADSs with that of certain other comparable publicly-traded companies and their securities;

(g)	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

Annex I-1

(h)	participated in discussions with representatives of Temasek, the Offeror and their financial and legal advisors;

(i)	held preliminary, informal discussions with selected third parties with respect to a possible acquisition of the Company;

(j)	reviewed the Offer to Purchase; and

(k)	performed such other analyses, reviewed such other information, and considered such other factors as we deemed appropriate.
      In connection with our review, at your direction, we have assumed and relied upon, without independent verification, the accuracy and completeness of the information supplied or otherwise made available to us by the Company for the purposes of this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. We are financial advisors only and, at your direction, have relied upon, without independent verification, the assessment of the Company and its advisors with respect to legal, tax or regulatory matters. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion does not address the relative merits of the Offer as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available.
      Our opinion is necessarily based on financial, economic, market, industry, regulatory and other conditions in effect on, and the information made available to us as of, the date of this opinion. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.
      We note that, pursuant to the terms of the Offer to Purchase, in the Offer (i) the holder of each Ordinary Share tendered would receive Singapore Dollar 1.75 per share in cash and (ii) the holder of each ADS tendered would receive Singapore Dollar 17.50 per share in cash (each a “Baseline Offer Price”). However, if either the 90% Threshold or 90% Fully Diluted Threshold is reached, then (i) the holder of each Ordinary Share tendered would receive a higher Offer Price, Singapore Dollar 1.88 per share in cash, and (ii) the holder of each Subject ADS tendered would likewise receive a higher Offer Price, Singapore Dollar 18.80 per share in cash (each a “Higher Offer Price”). As there is no assurance that either the 90% Threshold or the 90% Fully Diluted Threshold will be reached, and therefore no assurance that the Higher Offer Prices will be realized, our opinion assumes that the Consideration to be paid to holders of the Ordinary Shares and the ADSs in connection with the Offer will be based solely on the Baseline Offer Price and will not reflect the Higher Offer Price.
      We have acted as financial advisor to the Special Committee in connection with this transaction and will receive a fee for our services, which is not contingent upon the consummation of the Offer. In the past, we have provided financial advisory and financing services for Temasek and the Company and have received fees in connection with such services. Morgan Stanley may also seek to provide such services to Temasek, the Offeror and the Company in the future and will receive fees for the rendering of these services. In the ordinary course of our underwriting, trading, brokerage, credit transaction services business, asset management and financing activities, Morgan Stanley or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers, in debt or equity securities or senior loans of the Offeror, the Company or any other company or in any currency or commodity that may be involved in this Transaction, or in any related derivative instrument. Morgan Stanley and its affiliates and the directors, officers and employees of Morgan Stanley and its affiliates may also at any time invest on a principal basis or manage funds that invest on a principal basis, in debt or equity securities of the Offeror, the Company or any other company, or in any currency or commodity that may be involved in this Transaction, or in any related derivative instrument.

Annex I-2

      It is understood that this letter is for the information of the Special Committee only and may not be used for any other purpose without our prior written consent in each specific case, except that a copy of this opinion may be included in its entirety in any filing the Company or the Special Committee, acting on behalf of the Company, is required to make with the United States Securities and Exchange Commission or the Singapore Securities Industry Council in connection with this Transaction if such inclusion is required by applicable law. In addition, this opinion does not constitute a recommendation to any holder of the Ordinary Shares or the ADSs as to whether such holder should tender the Ordinary Shares or the ADSs into the Offer. We express no opinion as to the prices at which the Ordinary Shares or the ADSs will trade in the future.
      Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be paid to the holders of the Ordinary Shares and the ADSs in connection with the Offer is fair from a financial point of view to such holders, respectively, other than the Offeror, its related corporations or their respective nominees.

Very truly yours,

MORGAN STANLEY DEAN WITTER ASIA (SINGAPORE) PTE

By:	/s/ Ronald Ong

Ronald Ong
Managing Director

Annex I-3

ANNEX II
LETTER OF ADVICE IN RELATION TO THE CONVERTIBLE NOTES OFFER
FROM MORGAN STANLEY DEAN WITTER ASIA (SINGAPORE) PTE
March 26, 2007
Special Committee of the Board of Directors
STATS ChipPAC Ltd.
10 Ang Mo Kio Street 65
#05-17/ 20 Techpoint
Singapore 569059
Members of the Special Committee of the Board of Directors:
      We understand that Singapore Technologies Semiconductors Pte Ltd, a corporation organized under the laws of Singapore (the “Offeror”) and a wholly-owned subsidiary of Temasek Holdings (Private) Limited, a corporation organized under the laws of Singapore (“Temasek”), is (a) (i) offering to acquire all ordinary shares and American Depository Shares of STATS ChipPAC Ltd., a corporation organized under the laws of Singapore (the “Company”), and (ii) offering to acquire certain debt securities convertible into ordinary shares or American Depositary Shares of the Company, in each case not already owned by the Offeror, pursuant to a tender offer ((i) and (ii) collectively referred to herein as the “Offer”) and (b) making a separate proposal to holders of certain non-transferable options exercisable to purchase ordinary shares of the Company (the “Options Proposal”, together with the Offer, the “Transaction”). The terms and conditions of the Transaction are more fully set forth in the Offer to Purchase made by the Offeror on March 16, 2007 (the “Offer to Purchase”). Except as otherwise defined herein, capitalized terms used herein shall have the same meaning ascribed to them in the Offer to Purchase.
      You have asked for our advice with respect to the consideration to be paid to holders of Convertible Notes in connection with the Offer. Our advice set forth herein does not represent a fairness opinion and does not address the consideration to be paid to holders of the Ordinary Shares, the ADSs or the Options in connection with the Transaction; our opinion regarding the consideration to be paid to holders of the Ordinary Shares and the ADSs and our advice with respect to the consideration to be paid to holders of the Options are set out in separate letters provided to you on the date hereof.
      For purposes of the advice set forth herein, we have:

(a)	reviewed the reported prices and trading activity for the Ordinary Shares and the ADSs;

(b)	reviewed the Offer to Purchase; and

(c)	performed such other analyses, reviewed such other information, and considered such other factors as we deemed appropriate.
      In connection with our review, at your direction, we have assumed and relied upon, without independent verification, the accuracy and completeness of the information supplied or otherwise made available to us by the Company for the purposes of the advice set forth in this letter. We are financial advisors only and, at your direction, have relied upon, without independent verification, the assessment of the Company and its advisors with respect to legal, tax or regulatory matters. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our advice set forth in this letter does not address the relative merits of the Offer as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available.
      Our advice set forth herein is necessarily based on financial, economic, market, industry, regulatory and other conditions in effect on, and the information made available to us as of, the date of

Annex II-1

this letter. Events occurring after the date hereof may affect the advice set forth in this letter and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this letter or the advice set forth herein.
      We have acted as financial advisor to the Special Committee in connection with this transaction and will receive a fee for our services, which is not contingent upon the consummation of the Offer. In the past, we have provided financial advisory and financing services for Temasek and the Company and have received fees in connection with such services. Morgan Stanley may also seek to provide such services to Temasek, the Offeror and the Company in the future and will receive fees for the rendering of these services. In the ordinary course of our underwriting, trading, brokerage, credit transaction services business, asset management and financing activities, Morgan Stanley or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers, in debt or equity securities or senior loans of the Offeror, the Company or any other company or in any currency or commodity that may be involved in this Transaction, or in any related derivative instrument. Morgan Stanley and its affiliates and the directors, officers and employees of Morgan Stanley and its affiliates may also at any time invest on a principal basis or manage funds that invest on a principal basis, in debt or equity securities of the Offeror, the Company or any other company, or in any currency or commodity that may be involved in this Transaction, or in any related derivative instrument.
      It is understood that this letter is for the information of the Special Committee only and may not be used for any other purpose without our prior written consent in each specific case, except that a copy of this letter may be included in its entirety in any filing the Company or the Special Committee, acting on behalf of the Company, is required to make with the United States Securities and Exchange Commission or the Singapore Securities Industry Council in connection with this Transaction if such inclusion is required by applicable law. In addition, this letter does not constitute a fairness opinion or a recommendation to any holder of Convertible Notes as to whether such holder should tender their Convertible Notes into the Offer. We express no opinion as to the prices at which the Convertible Notes, the Ordinary Shares or the ADSs will trade in the future.
      We have confined our advice set forth herein to the financial terms of the Offer. Since the offer price for each series of Convertible Notes is based on a “see-through price” referenced to the offer price for the Ordinary Shares, we are of the view that the evaluation of the offer price for the Convertible Notes is linked to that of the offer price for the Ordinary Shares and have therefore considered only the offer price for the Ordinary Shares in our advice set forth herein. We refer to our separate opinion delivered to you on the date hereof, which states, subject to the assumptions, qualifications and limitations set forth therein, our opinion that on the date thereof the consideration to be paid to the holders of the Ordinary Shares and the ADSs in connection with the Offer is fair from a financial point of view to such holders, respectively, other than the Offeror, its related corporations or their respective nominees.
      We note that both the offer price and higher offer price for the Convertible Notes due 2008 are lower than what holders of such notes are entitled to receive upon the maturity or the optional redemption of such notes, because the conversion price for such notes is higher than both the offer price and higher offer price for the Ordinary Shares.
      We have considered the various alternatives available to holders of the Convertible Notes, with respect to the consideration to be paid to holders of the Convertible Notes in connection with the Offer, which include the following:

•	accept the Offer;

•	not tender their Convertible Notes into the Offer but convert their Convertible Notes into Ordinary Shares and tender such Ordinary Shares into the Offer;

•	not tender their Convertible Notes into the Offer and dispose of their Convertible Notes in the open market;

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•	not tender their Convertible Notes into the Offer and convert their Convertible Notes into Ordinary Shares and dispose of such Ordinary Shares in the open market;

•	not tender their Convertible Notes into the Offer and hold their Convertible Notes to maturity;

•	not tender their Convertible Notes into the Offer and hold their Convertible Notes for possible future conversion; and

•	in the case of the Convertible Notes due 2008, not tender such Convertible Notes into the Offer and redeem such Convertible Notes at the optional redemption date.
      Based on and subject to the foregoing, our advice to the Special Committee is that, when considering its own recommendation to holders of the Convertible Notes with respect to the consideration to be paid to holders of the Convertible Notes in connection with the Offer, the Special Committee should caution the holders of the Convertible Notes to carefully consider all relevant factors in evaluating the various alternatives available to them in relation to the Offer, which factors include but are not limited to:

(a)	whether such holders believe that by holding their Convertible Notes to maturity or, in the case of the Convertible Notes due 2008, redeeming such Convertible Notes at the optional redemption date, they will be able to realize a value in the future from their Convertible Notes (after deducting related expenses and taking into account all relevant factors, which may include (but which are not limited to) the future performance of the Company, the ability of the Company to pay the principal, interest and other amounts due on such Convertible Notes as and when they come due, and the future existence and liquidity of trading markets for the Convertible Notes and the Ordinary Shares) greater than the relevant offer price for such Convertible Notes;

(b)	whether such holders believe that they will be able to dispose of their Convertible Notes in the open market at a price higher than the relevant offer price for such Convertible Notes (after deducting related expenses);

(c)	whether such holders believe that, if they convert their Convertible Notes into Ordinary Shares and dispose of such Ordinary Shares in the open market, they will be able to receive a value (after deducting related expenses and taking into account the time required for the issuance of new Ordinary Shares pursuant to the conversion of such Convertible Notes) greater than the relevant offer price for such Convertible Notes, noting, however, that both the offer price and higher offer price for the Ordinary Shares, and the historical market trading prices for the Ordinary Shares since April 18, 2002 are in each case lower than the conversion price for the Convertible Notes due 2008; and

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(d)	all other relevant factors which may affect the future market price of Convertible Notes, which may include (but which are not limited to) general changes in interest rates and actual or anticipated changes in the perceived creditworthiness of the Company.

Very truly yours,

MORGAN STANLEY DEAN WITTER ASIA
(SINGAPORE) PTE

By:	/s/ Ronald Ong

Ronald Ong
Managing Director

Annex II-4

ANNEX III
LETTER OF ADVICE IN RELATION TO THE OPTIONS PROPOSAL
FROM MORGAN STANLEY DEAN WITTER ASIA (SINGAPORE) PTE
March 26, 2007
Special Committee of the Board of Directors
STATS ChipPAC Ltd.
10 Ang Mo Kio Street 65
#05-17/ 20 Techpoint
Singapore 569059
Members of the Special Committee of the Board of Directors:
      We understand that Singapore Technologies Semiconductors Pte Ltd, a corporation organized under the laws of Singapore (the “Offeror”) and a wholly-owned subsidiary of Temasek Holdings (Private) Limited, a corporation organized under the laws of Singapore (“Temasek”), is (a) (i) offering to acquire all ordinary shares and American Depository Shares of STATS ChipPAC Ltd., a corporation organized under the laws of Singapore (the “Company”), and (ii) offering to acquire certain debt securities convertible into ordinary shares or American Depositary Shares of the Company, in each case not already owned by the Offeror, pursuant to a tender offer ((i) and (ii) collectively referred to herein as the “Offer”) and (b) making a separate proposal to holders of certain non-transferable options exercisable to purchase ordinary shares of the Company (the “Options Proposal”, together with the Offer, the “Transaction”). The terms and conditions of the Transaction are more fully set forth in the Offer to Purchase made by the Offeror on March 16, 2007 (the “Offer to Purchase”). Except as otherwise defined herein, capitalized terms used herein shall have the same meaning ascribed to them in the Offer to Purchase.
      You have asked for our advice with respect to the consideration to be paid to holders of Options in connection with the Options Proposal. Our advice set forth herein does not represent a fairness opinion and does not address the consideration to be paid to holders of the Ordinary Shares, the ADSs or the Convertible Notes in connection with the Transaction; our opinion regarding the consideration to be paid to holders of the Ordinary Shares and the ADSs and our advice with respect to the consideration to be paid to holders of the Convertible Notes are set out in separate letters provided to you on the date hereof.
      For purposes of the advice set forth herein, we have:

(a)	reviewed the reported prices and trading activity for the Ordinary Shares and the ADSs;

(b)	reviewed the Offer to Purchase; and

(c)	performed such other analyses, reviewed such other information, and considered such other factors as we deemed appropriate.
      In connection with our review, at your direction, we have assumed and relied upon, without independent verification, the accuracy and completeness of the information supplied or otherwise made available to us by the Company for the purposes of the advice set forth in this letter. We are financial advisors only and, at your direction, have relied upon, without independent verification, the assessment of the Company and its advisors with respect to legal, tax or regulatory matters. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our advice set forth in this letter does not address the relative merits of the Offer or the Options Proposal as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available.

Annex III-1

      Our advice set forth herein is necessarily based on financial, economic, market, industry, regulatory and other conditions in effect on, and the information made available to us as of, the date of this letter. Events occurring after the date hereof may affect the advice set forth in this letter and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this letter or the advice set forth herein.
      We have acted as financial advisor to the Special Committee in connection with this transaction and will receive a fee for our services, which is not contingent upon the consummation of the Offer or the Options Proposal. In the past, we have provided financial advisory and financing services for Temasek and the Company and have received fees in connection with such services. Morgan Stanley may also seek to provide such services to Temasek, the Offeror and the Company in the future and will receive fees for the rendering of these services. In the ordinary course of our underwriting, trading, brokerage, credit transaction services business, asset management and financing activities, Morgan Stanley or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers, in debt or equity securities or senior loans of the Offeror, the Company or any other company or in any currency or commodity that may be involved in this Transaction, or in any related derivative instrument. Morgan Stanley and its affiliates and the directors, officers and employees of Morgan Stanley and its affiliates may also at any time invest on a principal basis or manage funds that invest on a principal basis, in debt or equity securities of the Offeror, the Company or any other company, or in any currency or commodity that may be involved in this Transaction, or in any related derivative instrument.
      It is understood that this letter is for the information of the Special Committee only and may not be used for any other purpose without our prior written consent in each specific case, except that a copy of this letter may be included in its entirety in any filing the Company or the Special Committee, acting on behalf of the Company, is required to make with the United States Securities and Exchange Commission or the Singapore Securities Industry Council in connection with this Transaction if such inclusion is required by applicable law. In addition, this letter does not constitute a fairness opinion or a recommendation to any holder of Options as to whether such holder should accept the Options Proposal. We express no opinion as to the prices at which the Ordinary Shares or the ADSs will trade in the future.
      We have confined our advice set forth herein to the financial terms of the Offer and the Options Proposal. Since the consideration to be paid to holders of the Options under the Options Proposal is based on a “see-through price” referenced to the offer price for the Ordinary Shares, we are of the view that the evaluation of the consideration to be paid to holders of the Options under the Options Proposal is linked to that of the offer price for the Ordinary Shares and have therefore considered only the offer price for the Ordinary Shares in our advice set forth herein. We refer to our separate opinion delivered to you on the date hereof, which states, subject to the assumptions, qualifications and limitations set forth therein, our opinion that on the date thereof the consideration to be paid to the holders of the Ordinary Shares and the ADSs in connection with the Offer is fair from a financial point of view to such holders, respectively, other than the Offeror, its related corporations or their respective nominees.
      We have considered the various alternatives available to holders of the Options in relation to the Options Proposal and the Offer, which include the following:

•	accept the Options Proposal;

•	not accept the Options Proposal but exercise their Options into Ordinary Shares and tender such Ordinary Shares into the Offer;

Annex III-2

•	not accept the Options Proposal and exercise their Options into Ordinary Shares and dispose of such Ordinary Shares in the open market; and

•	not accept the Options Proposal and hold their Options for future exercise.
      Based on and subject to the foregoing, our advice to the Special Committee is that, when considering its own recommendation to holders of the Options with respect to the consideration to be paid to holders of Options in connection with the Options Proposal, the Special Committee should caution the holders of the Options to carefully consider all relevant factors in evaluating the various alternatives available to them in relation to the Options Proposal and the Offer, which factors include but are not limited to:

(a)	whether such holders believe that by holding their Options beyond the Closing Date, they will be able to realize a value in the future from their Options (after deducting related expenses and taking into account all relevant factors, which may include (but which are not limited to) the future performance of the Company and the future existence and liquidity of trading markets for the Ordinary Shares) greater than the consideration to be paid to holders of the Options under the Options Proposal; and

(b)	whether such holders believe that the difference between the price at which Ordinary Shares issuable upon exercise of their Options may be disposed of in the open market at any time prior to the Closing Date and the relevant exercise price of such Options (after deducting related expenses and taking into account the time required for the issuance of new Ordinary Shares pursuant to the exercise of such Options) will be greater than the consideration to be paid to holders of the Options under the Options Proposal.

Very truly yours,

MORGAN STANLEY DEAN WITTER ASIA
(SINGAPORE) PTE

By:	/s/ Ronald Ong

Ronald Ong
Managing Director

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APPENDIX I
GENERAL INFORMATION

1.	PRINCIPAL ACTIVITIES

STATS ChipPAC (formerly known as ST Assembly Test Services Ltd (STATS)) was incorporated in Singapore on 31 October 1994.

The Company is a service provider of semiconductor packaging design, bump, probe, assembly, test and distribution solutions. The Company has the scale to provide a comprehensive range of semiconductor packaging and test solutions to a diversified global customer base servicing the computing, communications, consumer, automotive and industrial markets. The Company’s services include:

•	Packaging services: providing leaded, power, array, memory card and wafer level chip-scale packages to customers with a broad range of packaging solutions and full backend turnkey services for a wide variety of electronics applications. The Company also provides redistribution layers, integrated passive device, and wafer bumping services for flip-chip and wafer level chip-scale packages. As part of customer support on packaging services, the Company also offers package design, electrical, mechanical and thermal simulation, measurement and design of lead-frames and laminate substrates;

•	Test services: including wafer probe and final testing, on a diverse selection of test platforms, covering the major test platforms in the industry. The Company has expertise in testing a broad variety of semiconductors, especially mixed-signal and high-performance digital devices. The Company also offers test-related services such as burn-in process support, reliability testing, thermal and electrical characterisation, dry pack and tape and reel; and

•	Pre-production and post-production services: such as package development, test software and related hardware development, warehousing and drop shipment services.

The Company provides advanced packages, such as stacked die, System-in-Package and flip-chip, as well as Ball Grid Array (BGA) packages and wafer level chip-scale packages. The Company is also involved in high-volume assembly, test and distribution of discrete and analog power packages.

The Company has expertise in testing mixed-signal semiconductors or semiconductors combining the use of analog and digital circuits in a chip. Mixed-signal semiconductors are used extensively in fast-growing communications applications. The Company also has expertise in testing a wide range of high-performance digital devices.

The Company is headquartered in Singapore and its manufacturing facilities are strategically located in Singapore, South Korea, China, Malaysia and Taiwan (which includes the Company’s 52% owned subsidiary, Winstek Semiconductor Corporation). The Company also has test pre-production facilities in the US. The Company markets its services through its direct sales force located across the globe in Singapore, South Korea, China, Malaysia, Taiwan, the US, the United Kingdom, the Netherlands and Japan. With an established presence in the countries where strategic semiconductor markets are located, the Company is in close proximity to the major hubs of wafer fabrication which allows it to provide customers with fully-integrated, multi-site, end-to-end packaging and test services.

2.	DIRECTORS AND EXECUTIVE OFFICERS

The names, addresses, descriptions and citizenships of the Directors as at the Latest Practicable Date are:

Director	Address	Description	Citizenship

Mr Charles R. Wofford	1 Windsor Ridge Frisco, Texas 75034 US	Non-executive Chairman	US

Mr Lim Ming Seong	69 Chartwell Drive Singapore 558765	Non-executive Deputy Chairman	Singaporean

Mr Tan Lay Koon	23 Grange Road #28-25 Grange Heights Singapore 239698	Executive Director President and Chief Executive Officer	Singaporean

Mr Peter Seah Lim Huat	45 Binjai Park Singapore 589845	Non-executive Director	Singaporean

Mr Steven H. Hamblin	9431 Windrush Drive, Spring, Texas 77379 US	Non-executive Director	US

Mr Richard J. Agnich	6816 Wander Place Dallas, Texas 75230 US	Non-executive Director	US

Dr Robert W. Conn	2655 Mira Montana Place Del Mar, California 92014 US	Non-executive Director	US

Mr R. Douglas Norby	12169 Hilltop Drive Los Altos Hills, California 94024 US	Non-executive Director	US

Dr Park Chong Sup	15269 Hume Drive, Saratoga, California 95070 US	Non-executive Director	US

Mr Teng Cheong Kwee	16B Margoliouth Road #06-03 Singapore 258542	Non-executive Director	Singaporean

Mr Tokumasa Yasui	4-37-7 Mukohara Higashiyamato-Shi Tokyo, 207-0013 Japan	Non-executive Director	Japanese

Information with respect to the Directors’ background and experience is set forth in paragraph 5.4 of the Letter under the heading “Background of the Offer.”

The names, addresses, descriptions and citizenships of the executive officers of the Company as of the Latest Practicable Date are:

Executive Officer	Address	Description	Citizenship

Mr Wan Choong Hoe	c/o STATS ChipPAC Ltd. 10 Ang Mo Kio Street 65 Techpoint #05-17/20 Singapore 569059	Executive Vice President and Chief Operating Officer	Malaysian

Mr Han Byung Joon	c/o STATS ChipPAC Ltd. 10 Ang Mo Kio Street 65 Techpoint #05-17/20 Singapore 569059	Executive Vice President and Chief Technology Officer	Korean

Mr Scott J. Jewler	c/o STATS ChipPAC Ltd. 10 Ang Mo Kio Street 65 Techpoint #05-17/20 Singapore 569059	Executive Vice President and Chief Strategy Officer	US

Mr Michael G. Potter	c/o STATS ChipPAC Ltd. 10 Ang Mo Kio Street 65 Techpoint #05-17/20 Singapore 569059	Senior Vice President and Chief Financial Officer	Canadian

Mr Ng Tiong Gee	c/o STATS ChipPAC Ltd. 10 Ang Mo Kio Street 65 Techpoint #05-17/20 Singapore 569059	Senior Vice President and Human Resources and Chief Information Officer	Singaporean

Ms Janet T. Taylor	c/o STATS ChipPAC Ltd. 10 Ang Mo Kio Street 65 Techpoint #05-17/20 Singapore 569059	Senior Vice President and General Counsel	US

Wan Choong Hoe

Mr Wan Choong Hoe joined the Company as its Chief Operating Officer in September 2004. Mr Wan was previously Vice President and Managing Director responsible for the Singapore and China operations of National Semiconductor Manufacturer Singapore Pte. Ltd. (National Semiconductor), a position he held since 2000. From 1994 to 2000, Mr Wan served as National Semiconductor’s Vice President and Managing Director responsible for Singapore and previously held positions as Director of Operations and Director of QRA/ Logistics. Prior to joining National Semiconductor in 1986, Mr Wan held various positions at Texas Instruments Singapore Pte. Ltd. and from 1997 to 2001, served as Chairman of the Gintic Research Institute Management Board. Mr Wan holds a Bachelor of Electrical and Electronics Engineering from the University of Singapore.

Han Byung Joon

Dr Han Byung Joon joined the Company as its Chief Technology Officer in December 1999. Prior to joining the Company, Dr Han was Director of Product Development at Anam Semiconductor, Inc. and, prior to that, held various engineering positions with IBM and AT&T Bell Labs in Murray Hill, New Jersey. He is credited with the invention of several wafer and chip-scale semiconductor packaging technologies patented today. Dr Han received his Doctorate in Chemical Engineering from Columbia University, New York, in 1988.

Scott J. Jewler

Mr Scott J. Jewler joined the Company as its Chief Strategy Officer in August 2004. Prior to joining the Company, Mr Jewler held various executive positions at Amkor Technology, Inc., including President of Amkor Technology Taiwan and Senior Vice President, Assembly Business Unit. Before that, he held various manufacturing operations positions at Mitsubishi Semiconductor America, Inc.. Mr Jewler holds five US patents in the area of integrated circuit packaging. Mr Jewler graduated from Clemson University with a Bachelor of Science degree in Mechanical Engineering.

Michael G. Potter

Mr Michael G. Potter was appointed Chief Financial Officer in August 2004. Mr Potter was Acting Chief Financial Officer of ChipPAC prior to the merger, a position he had held since April 2004. Prior to that time, he served as Corporate Controller of ChipPAC from October 2000 through April 2004. Prior to joining ChipPAC, Mr Potter held several executive positions at Honeywell Inc., including serving as Controller for a Strategic Business Unit of Honeywell. Mr Potter started his career at KPMG Peat Marwick. Mr Potter holds a Bachelor of Commerce degree, Accounting, from Concordia University and a Graduate Diploma of Public Accountancy from McGill University. He is also a chartered accountant.

Ng Tiong Gee

Mr Ng Tiong Gee was appointed Chief Information Officer in May 2001 and Senior Vice President of Human Resources in February 2007. Mr Ng was previously the Chief Information Officer of Gateway Singapore, heading the technology multinational’s IT activities in Asia Pacific. Prior to that, he spent over six years with Siemens Components (now known as Infineon Technologies Asia Pacific) where he last served as Director of Information Systems and Services. Between 1988 and 1992, he held various key engineering positions at Digital Equipment Singapore, now part of Hewlett Packard. Mr Ng graduated with a Bachelor of Mechanical Engineering with honors from the National University of Singapore in 1987. He also holds a Master’s Degree in Science (computer integrated manufacturing) and Business Administration from the Nanyang Technological University in Singapore.

Janet T. Taylor

Ms Janet T. Taylor joined the Company as General Counsel in June 2005. Prior to joining the Company, Ms Taylor practiced as a Foreign Legal Consultant at the law firm of Kartini Muljadi & Rekan in Indonesia. Ms Taylor was counsel in the US Securities Practice Group of Sidley Austin Brown & Wood’s Singapore office from 2000 to 2002 and prior to that, a partner in the US Securities Practice Group of Baker & McKenzie’s Singapore office. In 1999, she joined the US Securities Practice Group of Norton Rose’s London office until she returned to Singapore in 2000. In 1993, she joined LeBoeuf, Lamb Greene & MacRae’s New York office until 1996 when she joined Baker & McKenzie’s New York office and subsequently worked in Baker & McKenzie’s Singapore and London offices. Ms Taylor began her legal career in 1989 at Debevoise & Plimpton in New York. Ms Taylor was admitted to the New York Bar in 1990. She holds a Juris Doctor from Harvard Law School, a Bachelor of Arts degree (History) from the University of Texas and a Bachelor of Business Administration degree (Accounting) from Sam Houston State University.

None of the Directors or executive officers has been convicted in a criminal proceeding during the past five years. None of the Directors or executive officers has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining him or her from future violations of, or prohibiting activities subject to, US federal or state securities laws, or a finding of any violation of US federal or state securities laws.

3.	SHARE CAPITAL

3.1	Issued Share Capital

The Company has only one class of shares comprising the Ordinary Shares. As at the Latest Practicable Date, the Company has an issued and paid-up share capital of S$2,890,561,121 comprising 2,016,862,942 Ordinary Shares.

3.2	Capital, Dividends and Voting Rights

The rights of Shareholders in respect of capital, dividends and voting are contained in the Company’s articles of association (Articles). The relevant provisions have been extracted from the Articles (save for editorial changes) and reproduced below. Capitalised terms and expressions not defined below have the meanings ascribed to them in the Articles and/or the Companies Act:
            Definitions

“Office”	The registered office of the Company for the time being.

“The Act”	The Companies Act, Chapter 50.

“The Statutes”	The Act and every other Act for the time being in force concerning companies and affecting the Company.

Issue of Shares

4. Subject to the Statutes and to these presents, no shares may be issued by the Directors without the prior approval of the Company in General Meeting but subject thereto and to Article 8, and to any special rights attached to any shares for the time being issued, the Directors may allot or grant options over or otherwise dispose of the same to such persons on such terms and conditions and for such consideration and at such time and subject or not to the payment of any part of the amount thereof in cash as the Directors may think fit, and any shares may be issued with such preferential, deferred, qualified or special rights, privileges or conditions as the Directors may think fit, and preference shares may be issued which are or at the option of the Company are liable to be redeemed, the terms and manner of redemption being determined by the Directors, Provided always that no shares shall be issued to transfer a controlling interest in the Company without the prior approval of the members in a General Meeting.

5. (A) Preference shares may be issued subject to such limitation in respect thereof as may be prescribed by any Stock Exchange upon which shares in the Company may be listed. Preference shareholders shall have the same rights as ordinary shareholders as regards receiving of notices, reports and balance sheets and attending General Meetings of the Company, and preference shareholders shall also have the right to vote at any meeting convened for the purpose of reducing the capital or winding-up or sanctioning a sale of the undertaking or where the proposal to be submitted to the meeting directly affects their rights and privileges or when the dividend on the preference shares is more than six months in arrear.

(B) The Company has power to issue further preference capital ranking equally with, or in priority to, preference shares already issued.

Treasury Shares

5A. The Company shall not exercise any right in respect of treasury shares other than as provided by the Act. Subject thereto, the Company may hold or deal with its treasury shares in the manner authorised by, or prescribed pursuant to, the Act.

Variation of Rights

6. (A) Whenever the share capital of the Company is divided into different classes of shares, the special rights attached to any class may, subject to the provisions of the Statutes, be varied or abrogated either with the consent in writing of the holders of three-quarters of the issued shares of the class or with the sanction of a Special Resolution passed at a separate General Meeting of the holders of the shares of the class (but not otherwise) and may be so varied or abrogated either whilst the Company is a going concern or during or in contemplation of a winding-up. To every such separate General Meeting all the provisions of these presents relating to General Meetings of the Company and to the proceedings thereat shall mutatis mutandis apply, except that the necessary quorum shall be two persons at least holding or representing by proxy at least one-third of the issued shares of the class and that any holder of shares of the class present in person or by proxy may demand a poll and that every such holder shall on a poll have one vote for every share of the class held by him, Provided always that where the necessary majority for such a Special Resolution is not obtained at such General Meeting, consent in writing if obtained from the holders of three-quarters of the issued shares of the class concerned within two months of such General Meeting shall be as valid and effectual as a Special Resolution carried at such General Meeting. The foregoing provisions of this Article shall apply to the variation or abrogation of the special rights attached to some only of the shares of any class as if each group of shares of the class differently treated formed a separate class the special rights whereof are to be varied.

(B) The special rights attached to any class of shares having preferential rights shall not unless otherwise expressly provided by the terms of issue thereof be deemed to be varied by the creation or issue of further shares ranking as regards participation in the profits or assets of the Company in some or all respects pari passu therewith but in no respect in priority thereto.

Alteration of Share Capital

8. (A) The Company may by Ordinary Resolution in General Meeting give to the Directors a general authority, either unconditionally or subject to such conditions as may be specified in the Ordinary Resolution, to issue shares (whether by way of rights, bonus or otherwise) where, unless previously revoked or varied by the Company in General Meeting, such authority to issue shares does not continue beyond the conclusion of the Annual General Meeting of the Company next following the passing of the Ordinary Resolution or the date by which such Annual General Meeting is required to be held, or the expiration of such other period as may be prescribed by the Statutes (whichever is the earliest).

(B) Except so far as otherwise provided by the conditions of issue or by these presents, all new shares shall be subject to the provisions of the Statutes and of these presents with reference to allotment, payment of calls, lien, transfer, transmission, forfeiture and otherwise.

9. The Company may by Ordinary Resolution:

(a)	consolidate and divide all or any of its shares;

(b)	sub-divide its shares, or any of them (subject, nevertheless, to the provisions of the Statutes), and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights, or be subject to any such restrictions, as the Company has power to attach to unissued or new shares; and

(c)	subject to the provisions of the Statutes, convert any class of shares into any other class of shares.

10. (A) The Company may reduce its share capital or any undistributable reserve in any manner and with and subject to any incident authorised and consent required by law. Without prejudice to the generality of the foregoing, upon cancellation of any share purchased or otherwise acquired by the Company pursuant to these presents, the number of issued shares of the Company shall be diminished by the number of the shares so cancelled, and, where any such cancelled share was purchased or acquired out of the capital of the Company, the amount of the share capital of the Company shall be reduced accordingly.

(B) The Company may, subject to and in accordance with the Statutes, purchase or otherwise acquire its issued shares on such terms and in such manner as the Company may from time to time think fit. If required by the Statutes, any share which is so purchased or acquired by the Company shall, unless held in treasury in accordance with the Act, be deemed to be cancelled immediately on purchase or acquisition by the Company. On the cancellation of any share as aforesaid, the rights and privileges attached to that share shall expire. In any other instance, the Company may hold or deal with any such share which is so purchased or acquired by it in such manner as may be permitted by, and in accordance with, the Statutes.

Shares

11. Except as required by law, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or compelled in any way to recognise any equitable, contingent, future or partial interest in any share, or any interest in any fractional part of a share, or (except only as by these presents or by law otherwise provided) any other right in respect of any share, except an absolute right to the entirety thereof in the person (other than the Depository) entered in the Register of Members as the registered holder thereof or (as the case may be) person whose name is entered in the Depository Register in respect of that share.

12. Without prejudice to any special rights previously conferred on the holders of any shares or class of shares for the lime being issued, any share in the Company may be issued with such preferred, deferred or other special rights, or subject to such restrictions, whether as regards dividend, return of capital, voting or otherwise, as the Company may from time to time by Ordinary Resolution determine (or, in the absence of any such determination, as the Directors may determine) and subject to the provisions of the Statutes the Company may issue preference shares which are, or at the option of the Company are, liable to be redeemed.

13. Subject to the provisions of these presents and of the Statutes relating to authority and of any resolution of the Company in General Meeting passed pursuant thereto, all unissued shares shall be at the disposal of the Directors and they may allot (with or without conferring a right of renunciation), grant options over or otherwise dispose of them to such persons, at such times and on such terms as they think proper.

14. The Company may pay commissions or brokerage on any issue of shares at such rate or amount and in such manner as the Directors may deem fit. Such commissions or brokerage may be satisfied by the payment of cash or the allotment of fully or partly paid shares or partly in one way and partly in the other.

15. Subject to the terms and conditions of any application for shares, the Directors shall allot shares applied for within thirty (30) days of the closing date of any such application. The Directors may, at any time after the allotment of any share but before any person has been entered in the Register of Members as the holder or (as the case may be) before that share is entered against the name of a Depositor in the Depository Register, recognise a renunciation thereof by the allottee in favour of some other person and may accord to any allottee of a share a right to effect such renunciation upon and subject to such terms and conditions as the Directors may think fit to impose.

Votes of Members

67. Subject and without prejudice to any special privileges or restrictions as to voting for the time being attached to any special class of shares for the time being forming part of the capital of the Company and to Article 5A each member entitled to vote may vote in person or by proxy. On a show of hands every member who is present in person or by proxy shall have one vote (provided that in the case of a member who is represented by two proxies, only one of the two proxies as determined by that member or, failing such determination, by the Chairman of the meeting (or by a person authorised by him) in his sole discretion shall be entitled to vote on a show of hands) and on a poll, every member who is present in person or by proxy shall have one vote for every share which he holds or represents. For the purpose of determining the number of votes which a member, being a Depositor, or his proxy may cast at any General Meeting on a poll, the reference to shares held or represented shall, in relation to shares of that Depositor, be the number of shares entered against his name in the Depository Register as at 48 hours before the time of the relevant General Meeting as certified by the Depository to the Company.

68. In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members or (as the case may be) the Depository Register in respect of the share.

69. Where in Singapore or elsewhere a receiver or other person (by whatever name called) has been appointed by any court claiming jurisdiction in that behalf to exercise powers with respect to the property or affairs of any member on the ground (however formulated) of mental disorder, the Directors may in their absolute discretion, upon or subject to production of such evidence of the appointment as the Directors may require, permit such receiver or other person on behalf of such member to vote in person or by proxy at any General Meeting or to exercise any other right conferred by membership in relation to meetings of the Company.

70. No member shall, unless the Directors otherwise determine, be entitled in respect of shares held by him to vote at a General Meeting either personally or by proxy or to exercise any other sight conferred by membership in relation to meetings of the Company if any call or other sum presently payable by him to the Company in respect of such shares remains unpaid.

71. No objection shall be raised as to the admissibility of any vote except at the meeting or adjourned meeting at which the vote objected to is or may be given or tendered and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection shall be referred to the chairman of the meeting whose decision shall be final and conclusive.

72. On a poll, votes may be given either personally or by proxy and a person entitled to more than one vote need not use all his votes or cast all the voles he uses in the same way.

73. (A) A member may appoint not more than two proxies to attend and vote at the same General Meeting provided that if the member is a Depositor, the Company shall be entitled and bound:

(a)	to reject any instrument of proxy lodged if the Depositor is not shown to have any shares entered against his name in the Depository Register as at 48 hours before the time of the relevant General Meeting as certified by the Depository to the Company; and

(b)	to accept as the maximum number of votes which in aggregate the proxy or proxies appointed by the Depositor is or are able to cast on a poll a number which is the number of shares entered against the name of that Depositor in the Depository Register as at 48 hours before the time of the relevant General Meeting as certified by the Depository to the Company, whether that number is greater or smaller than the number specified in any instrument of proxy executed by or on behalf of that Depositor.

(B) The Company shall be entitled and bound, in determining rights to vote and other matters in respect of a completed instrument of proxy submitted to it, to have regard to the instructions (if any) given by and the notes (if any) set out in the instrument of proxy.

(C) In any case where a form of proxy appoints more than one proxy, the proportion of the shareholding concerned to be represented by each proxy shall be specified in the form of proxy.

(D) A proxy need not be a member of the Company.

74. (A) An instrument appointing a proxy shall be in writing in any usual or common form or in any other form which the Directors may approve and:

(a)	in the case of an individual, shall be signed by the appointor or his attorney; and

(b)	in the case of a corporation, shall be either given under its common seal or signed on its behalf by an attorney or a duly authorised officer of the corporation.

(B) The signature on such instrument need not be witnessed. Where an instrument appointing a proxy is signed on behalf of the appointor by an attorney, the letter or power of attorney or a duly certified copy thereof must (failing previous registration with the Company) be lodged with the instrument of proxy pursuant to the next following Article, failing which the instrument may be treated as invalid.

75. An instrument appointing a proxy must be left at such place or one of such places (if any) as may be specified for that purpose in or by way of note to or in any document accompanying the notice convening the meeting (or, if no place is so specified, at the Office) not less than 48 hours before the time appointed for the holding of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) for the taking of the poll at which it is to be used, and in default shall not be treated as valid. The instrument shall, unless the contrary is stated thereon, be valid as well for any adjournment of the meeting as for the meeting to which it relates; Provided that an instrument of proxy relating to more than one meeting (including any adjournment thereof) having once been so delivered for the purposes of any meeting shall not be required again to be delivered for the purposes of any subsequent meeting to which it relates.

76. An instrument appointing a proxy shall be deemed to include the right to demand or join in demanding a poll, to move any resolution or amendment thereto and to speak at the meeting.

77. A vote cast by proxy shall not be invalidated by the previous death or insanity of the principal or by the revocation of the appointment of the proxy or of the authority under which the appointment was made provided that no intimation in writing of such death, insanity or revocation shall have been received by the Company at the Office at least one hour before the commencement of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) the time appointed for the taking of the poll at which the vote is cast.

Corporations Acting by Representatives

78. Any corporation which is a member of the Company may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company. The person so authorised shall be entitled to exercise the same powers on behalf of such corporation as the corporation could exercise if it were an individual member of the Company and such corporation shall for the purposes of these presents (but subject to the Act) be deemed to be present in person at any such meeting if a person so authorised is present thereat.

Dividends

123. The Company may by Ordinary Resolution declare dividends but no such dividend shall exceed the amount recommended by the Directors.

124. If and so far as in the opinion of the Directors the profits of the Company justify such payments, the Directors may declare and pay the fixed dividends on any class of shares carrying a fixed dividend expressed to be payable on fixed dates on the half-yearly or other dates prescribed for the payment thereof and may also from time to lime declare and pay interim dividends on shares of any class of such amounts and on such dates and in respect of such periods as they think fit.

125. Subject to any rights or restrictions attached to any shares or class of shares and except as otherwise permitted under the Act:

(a)	all dividends in respect of shares must be paid in proportion to the number of shares held by a member but where shares are partly paid all dividends must be apportioned and paid proportionately to the amounts paid or credited as paid on the partly paid shares; and

(b)	all dividends must be apportioned and paid proportionately to the amounts so paid or credited as paid during any portion or portions of the period in respect of which the dividend is paid.

For the purposes of this Article, an amount paid or credited as paid on a share in advance of a call is to be ignored.

126. No dividend shall be paid otherwise than out of profits available for distribution under the provisions of the Statutes.

127. No dividend or other moneys payable on or in respect of a share shall bear interest as against the Company.

128. (A) The Directors may retain any dividend or other moneys payable on or in respect of a share on which the Company has a lien and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists.

(B) The Directors may retain the dividends payable upon shares in respect of which any person is under the provisions as to the transmission of shares hereinbefore contained entitled to become a member, or which any person is under those provisions entitled to transfer, until such person shall become a member in respect of such shares or shall transfer the same.

129. The waiver in whole or in part of any dividend on any share by any document (whether or not under seal) shall be effective only if such document is signed by the shareholder (or the person entitled to the share in consequence of the death or bankruptcy of the holder) and delivered to the Company and if or to the extent that the same is accepted as such or acted upon by the Company.

129A. The payment by the Directors of any unclaimed dividends or other moneys payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof. All dividends and other moneys payable on or in respect of a share that are unclaimed after first becoming payable may be invested or otherwise made use of by the Directors for the benefit of the Company and any dividend or any such moneys unclaimed after a period of six years from the date they are first payable may be forfeited and if so shall revert to the Company but the Directors may at any time thereafter at their absolute discretion annul any such forfeiture and pay the moneys so forfeited to the person entitled thereto prior to the forfeiture. If the Depository returns any such dividend or moneys to the Company, the relevant Depositor shall not have any right or claim in respect of such dividend or moneys against the Company if a period of six years has elapsed from the date of the declaration of such dividend or the date on which such other moneys are first payable.

130. The Company may upon the recommendation of the Directors by Ordinary Resolution direct payment of a dividend in whole or in part by the distribution of specific assets (and in particular of paid-up shares or debentures of any other company) and the Directors shall give effect to such resolution. Where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional certificates, may fix the value for distribution of such specific assets or any part thereof, may determine that cash payments shall be made to any members upon the footing of the value so fixed in order to adjust the rights of all parties and may vest any such specific assets in trustees as may seem expedient to the Directors.

131. Any dividend or other moneys payable in cash on or in respect of a share may be paid by cheque or warrant sent through the post to the registered address appearing in the Register of Members or (as the case may be) the Depository Register of a member or person entitled thereto (or, if two or more persons are registered in the Register of Members or (as the case may be) entered in the Depository Register as joint holders of the share or are entitled thereto in consequence of the death or bankruptcy of the holder, to any one of such persons) or to such person at such address as such member or person or persons may by writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent or to such person as the holder or joint holders or person or persons entitled to the share in consequence of the death or bankruptcy of the holder may direct and payment of the cheque or warrant by the banker upon whom it is drawn shall be a good discharge to the Company. Every such cheque or warrant shall be sent at the risk of the person entitled to the money represented thereby. Notwithstanding the foregoing provisions of this Article and the provisions of Article 133, the payment by the Company to the Depository of any dividend payable to a Depositor shall, to the extent of the payment made to the Depository, discharge the Company from any liability to the Depositor in respect of that payment.

132. If two or more persons are registered in the Register of Members or (as the case may be) the Depository Register as joint holders of any share, or are entitled jointly to a share in consequence of the death or bankruptcy of the holder, any one of them may give effectual receipts for any dividend or other moneys payable or property distributable on or in respect of the share.

133. Any resolution declaring a dividend on shares of any class, whether a resolution of the Company in General Meeting or a resolution of the Directors, may specify that the same shall be payable to the persons registered as the holders of such shares in the Register of Members or (as the case may be) the Depository Register at the close of business on a particular date and thereupon the dividend shall be payable to them in accordance with their respective holdings so registered, but without prejudice to the rights inter se in respect of such dividend of transferors and transferees of any such shares.

Bonus Issues and Capitalisation of Profits and Reserves

134. (A) The Directors may, with the sanction of an Ordinary Resolution of the Company (including any Ordinary Resolution passed pursuant to Article 8(A)):

(a)	issue bonus shares for which no consideration is payable to the Company to the persons registered as holders of shares in the Register of Members or (as the case may be) in the Depository Register at the close of business on:

(i)	the date of the Ordinary Resolution (or such other date as may be specified therein or determined as therein provided); or

(ii)	(in the case of an Ordinary Resolution passed pursuant to Article 8(A)) such other date as may be determined by the Directors,

in proportion to their then holdings of shares; and/ or

(b)	capitalise any sum standing to the credit of any of the Company’s reserve accounts or other undistributable reserve or any sum standing to the credit of profit and loss account by appropriating such sum to the persons registered as holders of shares in the Register of Members or (as the case may be) in the Depository Register at the close of business on:

(i)	the date of the Ordinary Resolution (or such other date as may be specified therein or determined as therein provided); or

(ii)	(in the case of an Ordinary Resolution passed pursuant to Article 8(A)) such other date as may be determined by the Directors,

in proportion to their then holdings of shares and applying such sum on their behalf in paying up in full unissued shares (or, subject to any special rights previously conferred on any shares or class of shares for the time being issued, unissued shares of any other class not being redeemable shares) for allotment and distribution credited as fully paid up to and amongst them as bonus shares in the proportion aforesaid.

(B) The Directors may do all acts and things considered necessary or expedient to give effect to any such bonus issue and/or capitalisation under Article 134(A), with full power to the Directors to make such provisions as they think fit for any fractional entitlements which would arise on the basis aforesaid (including provisions whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company rather than to the members concerned). The Directors may authorise any person to enter, on behalf of all the members interested, into an agreement with the Company providing for any such bonus issue or capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

135. In addition and without prejudice to the powers provided for by Article 134, the Directors shall have power to issue shares for which no consideration is payable and/or to capitalise any undivided profits or other moneys of the Company not required for the payment or provision of the fixed dividend on any shares entitled to fixed cumulative or non-cumulative preferential dividends (including profits or moneys carried and standing to any reserve or reserves) and to apply such profits or moneys in paying up in full unissued shares, in each case on terms that such shares shall, upon issue, be held by or for the benefit of participants of any share incentive or option scheme or plan implemented by the Company and approved by shareholders in General Meeting and on such terms as the Directors shall think fit.

3.3	New Issues

Since the Company’s last financial year ended 31 December 2006, the Company issued 8,472,512 Ordinary Shares (including ADSs) pursuant to valid exercise of Options. The Company has not issued any Ordinary Shares since 26 March 2007.

During the sixty (60) days prior to the Latest Practicable Date, the Company has not engaged in any transactions in its Offer Shares, Convertible Notes or Options, other than the issuance of Offer Shares upon the exercise of Options and other than the grants of restricted Ordinary Share units to Directors and executive officers described in the footnote 1 to the “Ordinary Shares” table under the heading Section 5.1(v) “Shareholdings”.

3.4	Convertible Securities

As at the Latest Practicable Date, the convertible securities and options in respect of, and rights to subscribe for, Ordinary Shares are:

(i)	Convertible Notes

The details of the Convertible Notes outstanding as at the Latest Practicable Date are:

			Annual
	Outstanding		Coupon
	Principal Amount		Rate	Due Date

Convertible Notes due 2008	US$	115,000,000	0%	7 November 2008
Convertible Subordinated Notes due 2008	US$	150,000,000	2.5%	1 June 2008

(ii)	Options

As at the Latest Practicable Date, there were options for the exercise of 108,293,368 Ordinary Shares outstanding of which Options for the exercise of 70,370,936 Ordinary Shares are currently exercisable (or will be on 13 April 2007). Of the Options that are exercisable (or will be on 13 April 2007), Options for the exercise of 44,354,699 Ordinary Shares have an exercise price which is less than the Higher Offer Price.

Full details of the outstanding Options are as follows:

	Options Outstanding			Options Exercisable

	Number			Number
	Outstanding	Weighted		Exercisable	Weighted
	as at	Average	Weighted	as at	Average	Weighted
	Latest	Remaining	Average	Latest	Remaining	Average
	Practicable	Contractual	Exercise	Practicable	Contractual	Exercise
Range of Exercise Prices	Date	Life	Price	Date	Life	Price

(US$)	(In thousands)	(Years)	(US$)	(In thousands)	(Years)	(US$)
0.14 to 0.15	74	2.6	0.15	74	2.6	0.15
0.21 to 0.29	7,303	5.4	0.27	7,303	5.4	0.27
0.33 to 0.47	3,224	4.1	0.43	3,215	4.1	0.43
0.53 to 0.89	61,134	6.8	0.69	25,652	6.0	0.74
0.91 to 1.09	1,595	4.7	0.96	1,228	4.0	0.97
1.16 to 1.66	27,530	4.9	1.37	25,466	4.8	1.39
2.01 to 2.61	2,650	2.7	2.05	2,650	2.7	2.05
3.99	4,783	3.1	3.99	4,783	3.1	3.99

	108,293	5.8	1.01	70,371	5.1	1.19

3.5	Listed Ordinary Shares

The Ordinary Shares and the ADSs are quoted and listed on the SGX-ST Main Board and Nasdaq respectively.

3.6	Dividend Policy

The Company has never declared or paid any cash dividends on the Ordinary Shares, including Ordinary Shares represented by ADSs. The Company may declare dividends by ordinary resolution of its Shareholders at a general meeting, but the Company may not pay dividends in excess of the amount recommended by the Board. The Board may, without the approval of the

Shareholders, also declare an interim dividend. If paid, the Company must pay all dividends out of profits. In making its determinations, the Board will consider, among other things, future earnings, results of operations, capital requirements, the Company’s general financial condition, general business conditions and other factors which it may deem relevant. The Company may pay dividends in S$ or US$. Holders of ADSs would receive any distributions in US$.

4.	FINANCIAL INFORMATION

4.1	Profit and Loss Accounts

The audited consolidated profit and loss accounts of the Group for FY2004, FY2005 and FY2006 is set out below. The profit and loss accounts should be read together with the annual reports and the audited financial statements of the Group for the relevant financial years and the accompanying note, copies of which are available for inspection at the Company’s registered office.

	Year Ended

	31 December	25 December	31 December
	2004	2005	2006

	In thousands of US$ (except per share data)
Net revenues	$769,121	$1,157,253	$1,616,933
Cost of revenues	(643,540)	(968,023)	(1,290,773)

Gross profit	125,581	189,230	326,160

Operating expenses:
Selling, general and administrative	84,501	135,751	139,466
Research and development	17,637	26,071	30,446
Restructuring charges	—	830	1,938
Goodwill impairment	453,000	—	—

Total operating expenses	555,138	162,652	171,850

Operating income (loss)	(429,557)	26,578	154,310

Other income (expense), net:
Interest income	4,430	6,414	5,401
Interest expense	(28,816)	(42,629)	(45,816)
Foreign currency exchange gain (loss)	(1,122)	531	(1,578)
Equity income from investment in equity investee	—	—	152
Other non-operating income (expense), net	(936)	(1,076)	108

Total other income (expense), net	(26,444)	(36,760)	(41,733)

Income (loss) before income taxes	(456,001)	(10,182)	112,577
Income tax expense	(7,894)	(9,689)	(25,759)

Income (loss) before minority interest	(463,895)	(19,871)	86,818
Minority interest	(3,828)	(6,440)	(10,010)

Net income (loss)	$(467,723)	$(26,311)	$76,808

	Year Ended

	31 December	25 December	31 December
	2004	2005	2006

	In thousands of US$ (except per share data)
Net income (loss) per ordinary share:
—basic	$(0.33)	$(0.01)	$0.04
—diluted	$(0.33)	$(0.01)	$0.04
Net income (loss) per ADS:
—basic	$(3.27)	$(0.13)	$0.39
—diluted	$(3.27)	$(0.13)	$0.37
Ordinary shares (in thousands) used in per ordinary share calculation:
—basic	1,428,954	1,961,950	1,991,110
—diluted	1,428,954	1,961,950	2,161,545
ADS (in thousands) used in per ADS calculation:
—basic	142,895	196,195	199,111
—diluted	142,895	196,195	216,154

4.2	Balance Sheet

The audited consolidated balance sheet of the Group for FY2004, FY2005 and FY2006 is set out below. The balance sheets should be read together with the annual reports and the audited financial statements of the Group for the relevant year and the accompanying notes, copies of which are available for inspection at the Company’s registered office.

	31 December	25 December	31 December
	2004	2005	2006

	In thousands of US$ (except per share data)
ASSETS
Current assets:
Cash and cash equivalents	$227,509	$224,720	$171,457
Short-term marketable securities	2,060	17,648	45,126
Accounts receivable, net	149,650	240,990	243,779
Amounts due from affiliates	2,623	6,810	2,506
Other receivables	16,813	11,336	6,975
Inventories	54,690	79,483	111,614
Short-term restricted cash	394	376	—
Prepaid expenses and other current assets	38,442	26,351	18,364

Total current assets	492,181	607,714	599,821
Long-term marketable securities	18,121	17,803	15,358
Property, plant and equipment, net	1,035,803	1,107,031	1,192,830
Investment in equity investee	—	—	10,292
Intangible assets	125,830	72,780	41,846
Goodwill	523,598	522,625	513,512
Long-term restricted cash	727	2,232	981
Prepaid expenses and other non-current assets	75,442	63,197	83,640

Total assets	$2,271,702	$2,393,382	$2,458,280

	31 December	25 December	31 December
	2004	2005	2006

	In thousands of US$ (except per share data)

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$68,573	$136,058	$167,722
Payables related to property, plant and equipment purchases	51,638	79,425	34,277
Accrued operating expenses	63,899	96,932	97,627
Income taxes payable	2,038	2,235	6,810
Short-term borrowings	19,874	16,891	592
Amounts due to affiliates	137	62	45
Current obligations under capital leases	7,587	7,091	3,680
Current installments of long-term debts	154,407	18,651	61,101

Total current liabilities	368,153	357,345	371,854
Obligations under capital leases, excluding current installments	10,771	3,680	—
Long-term debts, excluding current installments	642,175	775,425	697,523
Other non-current liabilities	50,362	66,611	84,807

Total liabilities	1,071,461	1,203,061	1,154,184
Minority interest	40,891	48,669	57,946
Share capital:
Ordinary shares—2004 and 2005: Authorised 3,200,000,000 shares, par value S$0.25; 2006: Unlimited shares with no par value
Issued Ordinary Shares—1,944,330,450 in 2004; 1,976,292,025 in 2005 and 2,002,814,117 in 2006	298,233	303,052	1,847,002
Additional paid-in capital	1,507,612	1,517,118	—
Accumulated other comprehensive loss	(2,860)	(8,572)	(7,714)
Accumulated deficit	(643,635)	(669,946)	(593,138)

Total shareholders’ equity	1,159,350	1,141,652	1,246,150
Commitments and contingencies

Total liabilities and shareholders’ equity	$2,271,702	$2,393,382	$2,458,280

4.3	Review of Past Financial Performance

A summary of the review of operations and businesses of the Company for the last three financial years is set out below.

(i)	FY2006 vs FY2005

Net Revenues

The Company derives revenues primarily from the test and packaging of array and leaded packages. Net revenues were US$1,616.9 million in 2006, an increase of 39.7% compared to US$1,157.3 million in 2005. The increase was primarily due to a continued growth in the semiconductor industry, coupled with a continuing trend towards increased outsourcing of test and packaging in 2006.

The Company’s packaging revenue in 2006 increased 43.0% to US$1,194.3 million compared to 2005. Unit volumes of the total packaging in 2006 were 39.4% higher compared to 2005 and contributed to an increase of US$332.8 million in revenue. The average selling prices for the Company’s services have generally decreased over product life cycles. The Company’s ability to maintain or increase average selling price will continue to be dependent upon the ability to selectively increase pricing and shift to higher margin packaging and test services. Average selling prices per pin for packaging services in 2006 increased 2.2% compared to 2005, primarily due to changes in product mix, and contributed to an increase of US$18.2 million in revenue. Revenue from test and other services in 2006 increased 31.3% to US$422.7 million compared to 2005.

In 2006, revenue contribution from the communications market increased 1.5% over 2005, and represented 56.7% of the Company’s revenues in 2006, compared to 55.2% of the Company’s revenues in 2005. The revenue from the communications market remained relatively strong with continued demand for more complex, higher functionality mobile phone and infrastructure products. Revenue contribution from consumer, multi-applications and other markets in 2006 increased 1.3% over 2005, and represented 24.6% of the Company’s revenues in 2006. Revenue contribution from personal computers market in 2006 decreased 2.8% over 2005 and represented 18.7% of the Company’s revenues in 2006. The Company expects to continue to depend on the communications, consumer and multi-applications, and personal computers market for substantially all of its net revenues.

Gross Profit

Gross profit in 2006 was US$326.2 million, an increase of US$136.9 million compared to US$189.2 million in 2005. Gross profit as a percentage of net revenues was 20.2% in 2006, compared to 16.4% in 2005. Gross profit in 2006 include US$6.0 million of share-based compensation expense related to share options and employee share purchase rights under SFAS No. 123(R), “Share-Based Payment” (SFAS 123(R)) which reduced gross margin by 0.3% during the year. In 2006, gross profit improved primarily as a result of better operating leverage, improved product mix, continued cost control measures and higher overall average selling price, partially offset by higher depreciation from the Company’s larger capital asset base and an increase in cost of materials. Overall equipment utilisation was approximately 75% in 2006 compared to 72% in 2005. The Company’s cost of revenues consist principally of fixed costs such as depreciation and leasing expenses and variable costs such as direct and indirect labour, materials and overhead expenses. The Company continues to experience higher cost as a result of external global economic factors such as higher substrate, gold and oil prices which affected the cost of materials and the adverse effect of the strengthening of the S$, South Korean Won, Chinese Renminbi and Malaysian Ringgit against the US$ when compared to 2005.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were US$139.5 million in 2006, an increase of 2.7% compared to US$135.8 million in 2005. As a percentage of net revenues, selling, general and administrative expenses were 8.6% in 2006 compared to 11.7% in 2005. The increase in selling, general and administrative expenses in 2006 was primarily a result of higher share-based compensation expense, higher payroll expenses resulting from additional headcount, increased cost of general business support for the Company’s overall business growth and higher Sarbanes-Oxley Act compliance related expenses, partially offset by certain intangible assets related to the merger of former STATS and ChipPAC becoming fully amortised. In 2006, share-based compensation expense was US$6.1 million under SFAS 123(R) compared to US$0.7 million under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” in 2005.

Research and Development Expenses

Research and development expenses were US$30.4 million in 2006 compared to US$26.1 million in 2005, an increase of US$4.4 million. Research and development expenses increased primarily due to an increase in headcount and the inclusion of share-based compensation expense of US$1.6 million under SFAS 123(R) in 2006. As a percentage of net revenues, research and development expenses were 1.9% in 2006 compared to 2.3% in 2005.

Restructuring Charges

In the third quarter of 2006 and the first quarter of 2005, certain restructuring plans were executed to realign the Company’s organisation and reduce operating costs to better align the Company’s expenses with revenues, which resulted in a total reduction in workforce of 556 and 88 employees, respectively, related to the restructuring. Severance and related charges of US$1.9 million and US$0.8 million were incurred and expensed in the third quarter of 2006 and the first quarter of 2005, respectively.

Goodwill Impairment

As required by US GAAP, the Company performed its annual test for impairment in 2006 and 2005, and determined that the fair value of the reporting units exceeded their carrying value, and therefore goodwill was not impaired.

Net Interest Income (Expense)

Net interest expense was US$40.4 million in 2006 compared to US$36.2 million in 2005. Interest income was US$5.4 million in 2006 compared to US$6.4 million in 2005. The decrease in interest income in 2006 was primarily due to a decrease in cash equivalents and marketable securities held by the Company compared to 2005.

Interest expense was US$45.8 million in 2006 compared to US$42.6 million in 2005. The increase in interest expense was primarily due to a full year of interest on the US$150.0 million 7.5% senior notes due 2010 in 2006 compared to approximately half year of interest in 2005 as the notes were issued in July 2005 and an increase in foreign loans of US$12.0 million in South Korea and US$50.3 million in Taiwan. The increase was partially offset by the reduction in interest expense as a result of the Company’s redemption and repurchase of US$168.5 million (out of US$200.0 million) aggregate principal amount of the 1.75% convertible notes due 2007, a repurchase of $50.0 million aggregate principal amount of the 8.0% convertible subordinated notes due 2011 and repayment of short-term and long-term debts in South Korea and long-term debts in Taiwan. Total outstanding interest-bearing debt was US$762.9 million and US$821.7 million as at 31 December 2006 and 25 December 2005, respectively.

Foreign Currency Exchange Gain (Loss)

Net foreign currency exchange gain or (loss) was US$(1.6) million in 2006 compared to US$0.5 million in 2005. The non-cash losses in 2006 were due primarily to the fluctuations of the exchange rate between the US$ and the S$, the South Korean Won and the Chinese Renminbi.

Other Non-Operating Income (Expense)

Net other non-operating income was US$0.1 million in 2006 compared to net other non-operating (expense) of US$(1.1) million in 2005. The fluctuation resulted from the write-off of capitalised debt issuance cost of US$1.7 million from the repurchase and redemption of the 1.75% convertible notes due 2007 in 2005.

Income Tax Expense

The Company recorded a valuation allowance to reduce deferred tax assets to the amount the Company believes is more likely than not to be realised. In the event that deferred tax assets would be realisable in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. The Company’s consolidated income tax expense was US$25.8 million in 2006 compared to US$9.7 million in 2005 based on the mix of tax rates and taxable income across the various jurisdictions in which the Company does business. The Company’s primary tax jurisdictions are Singapore, South Korea, China, Malaysia, Taiwan and the US.

(ii)	FY2005 vs FY2004

Net Revenues

Net revenues were US$1,157.3 million in 2005, an increase of 50.5% compared to US$769.1 million in 2004. The increase was primarily due to the Company’s acquisition of ChipPac (ChipPAC’s results of operations were consolidated from 5 August 2004) and a return to growth in the semiconductor industry coupled with a trend towards outsourcing of test and packaging. Following the merger, revenue attributable to ChipPAC’s operations has had a relatively larger impact on the Company’s packaging revenue than on the Company’s test revenue.

The Company’s packaging revenue in 2005 increased 76.7% to US$835.3 million compared to 2004. Unit volumes of the Company’s total packaging increased 76.4% in 2005 compared to 2004, and contributed to an increase of US$426.4 million in revenue. Average selling prices for the Company’s services have generally declined over product life cycles. Average selling prices per pin for packaging services in 2005 decreased 7.2%, compared to 2004, primarily due to changes in prodcut mix, and contributed to a decrease of US$63.9 million in revenue. The Company experienced increased demand for three-dimensional packaging, Fine Pitch BGA and Plastic BGA packaging in 2005. Test revenue in 2005 increased 8.9% to US$322.0 million compared to 2004. The increase test revenue from the Company’s acquisition of ChipPAC was partially offset by declining average selling prices.

In 2005, revenue from the communications markets decreased by 4.9% over 2004, and contributed 55.2% of the Company’s net revenues in 2005 compared to 60.1% of its net revenues in 2004. The revenue from the communications market remained relatively strong with continued demand for more complex, higher functionality mobile phone and infrastructure products. Revenue from consumer, multi-applications and other markets increased 6.2% over 2004 and contributed 23.3% of the Company’s net revenues in 2005. Revenue from personal computers market decreased 1.3% over 2004 and contributed 21.5% of the net revenues in 2005. The Company expects to continue to be dependent on the communications, consumer and multi-applications, and personal computers markets for substantially all of its revenues.

Gross Profit

Gross profit in 2005 was US$189.2 million, an increase of US$63.6 million compared to US$125.6 million in 2004. Gross margin as a percentage of net revenues was 16.4% in 2005 compared to 16.3% in 2004. In 2005, gross profit improved primarily as a result of higher equipment utilisation, depreciation savings from the change in equipment useful lives and continued cost control measures, including a reduction in workforce, partially offset by lower overall average selling prices, changes in product mix and an increase in cost of materials. Overall equipment utilisation was approximately 72% in 2005 compared to 69% in 2004. The Company continued to experience pressure to reduce average selling prices in 2005. The Company’s cost of revenues consist principally of fixed costs such as depreciation and leasing expenses and variable costs such as direct and indirect labour, materials and overhead expenses. The Company also experienced continued higher cost as a result of external global economic factors such as higher gold prices, higher oil prices, and the adverse effect of the strengthening of the S$, South Korean Won and Japanese yen against the US$ in 2005 when compared to 2004.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were US$135.8 million in 2005, an increase of 59.8% compared to US$85.0 million in 2004. As a percentage of net revenues, selling, general and administrative expenses were 11.7% in 2005, compared to 11.0% in 2004. The increase in selling, general and administrative expenses in 2005 were primarily due to the higher headcount resulting from the merger with ChipPAC, the inclusion of merger and integration expenses, and ChipPAC expenses which amounted to US$84.3 million. The merger and integration expenses and ChipPAC expenses in 2005 included the amortisation of the intangible assets which amounted to US$38.1 million and stock-based compensation expenses of US$0.7 million mainly resulting from the expensing of the unearned compensation on unvested options recorded in the ChipPAC acquisition. The increase was partially offset by continued measures to control costs and manage discretionary expenses in 2005.

Research and Development Expenses

Research and development expenses in 2005 were US$26.1 million compared to US$17.6 million in 2004, an increase of US$8.5 million. Research and development expenses had increased primarily due to the inclusion of ChipPAC expenses which amounted to US$13.9 million, inclusive of the amortisation of the acquired intangible assets which amounted to US$2.4 million in 2005. However, these expenses were partially offset by depreciation savings from the change in equipment useful lives and continued measures to control costs and manage discretionary expenses.

Restructuring Charges

During the quarter ended 31 March 2005, certain restructuring plans were executed to realign the Company’s organisation and reduce operating costs to better align the Company’s expenses with revenues. The Company had a total reduction of workforce of 88 employees related to the restructuring. Severance and related charges of US$0.8 million were expensed in 2005. There were no restructuring charges incurred in 2004.

Goodwill Impairment

As required by the US GAAP, the Company performed its annual test for impairment in 2005, and determined that the fair value of the reporting units exceeded their carrying value, and therefore goodwill was not impaired. In 2004, the Company impaired US$453.0 million of goodwill related to the acquisition of ChipPAC. The Company will continue to perform a test for goodwill impairment at least annually as required by the US GAAP.

Net Interest Income (Expense)

Net interest expense was US$36.2 million in 2005 compared to US$24.4 million in 2004. Net interest expense consisted of interest income of US$6.4 million and interest expense of US$42.6 million in 2005 and interest income of US$4.4 million and interest expense of US$28.8 million in 2004. The increase in interest income in 2005 was primarily due to an increase of the marketable securities held by the Company. The increase in interest expense was primarily due to interest on debts assumed as a result of the merger with ChipPAC, and the accrued interest on the US$215.0 million 6.75% senior notes due 2011 issued in November 2004, the US$150.0 million 7.5% senior notes due 2010 issued in July 2005, an increase in foreign loans of US$19.7 million in South Korea and US$4.6 million in Taiwan, and the US$99.0 million short-term debts which was borrowed and repaid in 2005. The increase was partially offset by the reduction in interest expense as a result of the Company’s redemption and repurchase of US$168.5 million (out of US$200.0 million) aggregate principal amount of the 1.75% convertible notes due 2007 and repayment of certain long-term debts in South Korean and Taiwan, respectively. Total outstanding interest-bearing debt was US$821.7 million and US$834.8 million as at 25 December 2005 and 31 December 2004, respectively.

Foreign Currency Exchange Gain (Loss)

Net foreign currency exchange gain was US$0.5 million in 2005, compared to net foreign currency exchange loss of US$1.1 million in 2004. These non-cash losses and gains were primarily due to the fluctuations between the exchange rate of the US$ and the S$, the South Korean Won and Japanese yen.

Other Non-Operating Income (Expense)

Other non-operating expense, net was US$1.1 million in 2005 compared to US$0.9 million in 2004. The increase was primarily due to write-off of capitalised debt issuance cost of US$1.7 million from the repurchase and redemption of the Company’s 1.75% convertible notes due 2007 in 2005.

Income Taxes

The Company recorded a valuation allowance to reduce deferred tax assets to the amount it believes is more likely than not to be realised. In the event that deferred tax assets would be realisable in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. The Company has a mix of tax rate across the various jurisdictions in which it does business. The Company’s primary tax jurisdictions are Singapore, South Korea, China, Malaysia, Taiwan and the US. The Company’s consolidated income taxes were US$9.7 million in 2005 compared to US$7.9 million in 2004.

(iii)	FY2004 vs FY2003

Net Revenues

Net revenues were US$769.1 million in 2004, an increase of 102.0% compared to US$380.7 million in 2003. The increase was mainly from ChipPAC’s operations which were consolidated from 5 August 2004 and an increase in unit shipments. Following the merger, revenue attributable to ChipPAC’s operations has had a relatively larger impact on the Company’s packaging revenues than on its test revenues.

The Company’s packaging revenue in 2004 increased 161.6% to US$472.8 million compared to 2003. Unit volumes of its total packaging increased 244.9% in 2004 compared to 2003, and contributed to an increase of US$267.2 million in its net revenues. Average selling prices for the Company’s services have generally declined over product life cycles. Average selling prices per pin for packaging services in 2004 increased 5.3% compared to 2003, primarily due to changes in product mix and contributed an increase of US$24.9 million in the Company’s net revenues. Test revenue in 2004 increased 47.9% to US$295.7 million compared to 2003.

In 2004, revenues from the communications market increased 108.2% over 2003, and contributed 60.1% of the net revenues in 2004 compared to 58.3% of the net revenues in 2003. The revenues from the communications market remained relatively strong with continued demand for more complex, higher functionality mobile phone and infrastructure products. Revenue from the personal computers market increased 53.8% over 2003 and contributed 22.7% of the Company’s net revenues in 2004. The Company expects to continue to be dependent on the communications and personal computers markets for substantially all of its revenues.

Gross Profit

Gross profit in 2004 was US$125.6 million, an increase of US$72.9 million compared to US$52.7 million in 2003. Gross margin as a percentage of net revenues was 16.3% in 2004 compared to 13.8% in 2003. In 2004, gross profit improved primarily as a result of higher equipment utilisation, depreciation savings from the change in equipment useful lives and continued cost control measures. Overall equipment utilisation was approximately 69% in 2004 compared to 66% in 2003. The Company continued to experience pressure to reduce average selling prices in 2004. The Company also experienced higher cost as a result of external global economic factors such as higher gold prices, higher oil prices, and the adverse effect of the strengthening of the S$, South Korean Won and Japanese yen against the US$ in 2004 when compared to 2003.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were US$85.0 million in 2004 compared to US$36.5 million in 2003, an increase of 132.9% compared to 2003. As a percentage of net revenues, selling, general and administrative expenses were 11.0% in 2004, compared to 9.6% in 2003. The increase in selling, general and administrative expenses was primarily due to the inclusion of merger and integration expenses and ChipPAC’s expenses which amounted to US$41.2 million in 2004, inclusive of the amortisation of the intangible assets which amounted to US$21.1 million and stock-based compensation expenses of US$0.7 million mainly resulting from the expensing of the unearned compensation on unvested options recorded in the ChipPAC acquisition. Continued measures to control costs and manage discretionary expenses in 2004, were partially offset by the additional headcount employed in 2004.

Research and Development Expenses

Research and development expenses in 2004 were US$17.6 million compared to US$15.3 million in 2003, an increase of US$2.3 million. Research and development expenses had increased primarily due to the inclusion of ChipPAC expenses which amounted to US$6.1 million, inclusive of the amortisation of the acquired intangible assets which amounted to US$1.3 million in 2004. However, expenses were partially offset by a reduction in expenses due to higher government grant income, depreciation savings from the change in equipment useful lives and continued cost control.

Goodwill Impairment

As required by the US GAAP, the Company performed its annual valuation of goodwill. Based on the valuation, the Company took a special, non-cash charge of US$453.0 million in its operating results in 2004. This charge does not affect operating results of prior periods and will have no future cash impact. The goodwill arose from the purchase accounting for the acquisition of ChipPAC. The majority of the purchase price was derived from share values near the announcement date as required by US GAAP and resulted in US$974.4 million of goodwill. There was no goodwill impairment in 2003.

Net Interest Income (Expense)

Net interest expense was US$24.4 million in 2004 compared to US$9.2 million in 2003. Net interest expense consisted of interest income of US$4.4 million and interest expense of US$28.8 million in 2004 and interest income of US$4.8 million and interest expense of US$14.0 million in 2003. The decrease in interest income in 2004 was primarily due to lower yields on the marketable debt held by the Company. The increase in interest expense was primarily due to interest on debts assumed as a result of the Company’s merger with ChipPAC and its accrued interest on the US$215.0 million 6.75% senior notes due 2011. Total outstanding interest-bearing debt was US$834.8 million and US$371.7 million as at 31 December 2004 and 2003, respectively.

Foreign Currency Exchange Gain (Loss)

Net foreign currency exchange loss was US$1.1 million in 2004, compared to net foreign currency exchange gain of US$1.6 million in 2003. These non-cash losses and gains were primarily due to the fluctuations between the exchange rate of the US$ and the S$, the South Korean Won and the Japanese yen.

Income Taxes

The Company recorded a valuation allowance to reduce deferred tax assets to the amount it believes is more likely than not to be realised. In the event that deferred tax assets would be realisable in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. The Company has a mix of tax rates across the various jurisdictions in which it does business. The Company’s primary tax jurisdictions are Singapore, South Korea, China, Malaysia, Taiwan and US. The Company’s consolidated income taxes were US$7.9 million in 2004 compared to US$0.7 million in 2003.

4.4	Significant Accounting Policies and Changes

Save as disclosed in the notes to the Audited Consolidated Financial Statements of the Group for FY2006 set out in Appendix III of this Circular:

(i)	there were no significant accounting policies nor any point from the notes of the financial statements of the Group and the Company which are of any major relevance for the interpretation of the last published audited financial statements of the Group and the Company; and

(ii)	there was no change in the accounting policies of the Company and its consolidated subsidiaries which will cause the financial information for FY2006 not to be comparable to a material extent to FY2005.

4.5	Material Changes in Financial Position

Your attention is drawn to the statement of prospects (Statement of Prospects) set forth in the Company’s FY2006 unaudited financial results released on 25 January 2007 and to the Company’s further statement in relation to the Statement of Prospects set out in the Company’s Form 20-F released on 12 March 2007. The Statement of Prospects and the reports of PWC and the IFA in relation to the Statement of Prospects required under Rule 25 of the Code have been furnished to the SEC under Form 6-K and copies are available on the SEC website at www.sec.gov and the SGXNET at www.sgx.com.

Save (i) for the payment in full of the Company’s US$31.5 million aggregate principal amount of its 1.75% convertible notes due 2007, or (ii) the payment of approximately US$37.9 million of indebtedness by its partially-owned subsidiary Winstek Semiconductor Corporation, the Offer to Purchase and publicly available information on the Company (including but not limited to the Audited Consolidated Financial Statements of the Group for FY2006 as set out in Appendix III of this Circular) as at the Latest Practicable Date, there has been no publicly known material change in the financial position of the Company since 31 December 2006, the date of the Company’s most recent audited financial statements.

4.6	Controls and Procedures

The Company incorporates by reference Item 15 “Controls and Procedures” from its Annual Report on Form 20-F filed with the SEC on 12 March 2007.

5.	DISCLOSURE OF INTERESTS

5.1	Shareholdings

(i)	Interests of the Company in shares of the Offeror

Neither the Company nor its subsidiaries has any direct or indirect interests in the shares of the Offeror as at the Latest Practicable Date.

(ii)	Dealings in shares of the Offeror by the Company

Neither the Company nor its subsidiaries has dealt in shares of the Offeror during the period commencing six months prior to 1 March 2007 (being the Offer Announcement Date) and ending on the Latest Practicable Date.

(iii)	Interests of the Directors in shares of the Offeror

None of the Directors has any direct or indirect interests in the shares of the Offeror as at the Latest Practicable Date.

(iv)	Dealings in shares of the Offeror by the Directors

None of the Directors has dealt in shares of the Offeror during the period commencing six months prior to 1 March 2007 (being the Offer Announcement Date) and ending on the Latest Practicable Date.

(v)	Interests of the Directors in Offer Shares, Convertible Notes and Options

Save as disclosed below, none of the Directors has any interest, whether direct or indirect in the Offer Shares, Convertible Notes or Options as of the Latest Practicable Date:

Ordinary Shares (including ADSs)

	Direct Interest		Deemed Interest

	No. of		No. of
	Ordinary		Ordinary
Director	Shares(1)	%(2)	Shares	%(2)

Mr Charles R. Wofford	105,000	0.0052	—	—
Mr Tan Lay Koon	60,000	0.0030	3,000 (3)	0.0001
Mr Steven H. Hamblin	50,000	0.0025	—	—
Dr Park Chong Sup	67,120	0.0033	—	—

Note:

(1)	Excludes the following number of Restricted Ordinary Share Units (RSUs) to each of Messrs Wofford (27,600 RSUs), Tan (322,000 RSUs), Hamblin (20,700 RSUs), Park (18,400 RSUs), Lim (20,700 RSUs), Seah (20,700 RSUs), Agnich (20,700 RSUs), Conn (18,400 RSUs) and Norby (20,700 RSUs) which vest in three equal annual installments commencing 16 February 2008.
(2)	Percentages are based on 2,016,862,942 Ordinary Shares.
(3)	Pursuant to Section 7 and Section 164(15) of the Companies Act, Mr Tan Lay Koon is deemed to be interested in the 3,000 Ordinary Shares held by his wife.

              Options

	No. of
	Ordinary
	Shares	Exercise
	comprised in	Price per
	Outstanding	Ordinary
Director	Options	Share		Exercise Period

Mr Charles R. Wofford	70,000	S$	2.885	29 April 2003 to 28 April 2007
	100,000	S$	1.99	6 August 2004 to 5 August 2008
	50,000	S$	1.91	17 February 2005 to 16 February 2009
	50,000	US$	0.62	11 August 2005 to 10 August 2009
	57,500	US$	0.62	3 May 2006 to 2 May 2010
	57,500	US$	0.55	31 October 2006 to 30 October 2010
	60,000	US$	0.68	29 May 2007 to 28 May 2011
Mr Lim Ming Seong	200,000	S$	1.592	24 April 2002 to 23 April 2011
	70,000	S$	2.885	29 April 2003 to 28 April 2007
	70,000	S$	1.99	6 August 2004 to 5 August 2008
	35,000	S$	1.91	17 February 2005 to 16 February 2009
	35,000	S$	1.06	11 August 2005 to 10 August 2009
	42,500	S$	1.01	3 May 2006 to 2 May 2010
	42,500	S$	0.925	31 October 2006 to 30 October 2010
	45,000	S$	1.08	29 May 2007 to 28 May 2011
Mr Tan Lay Koon	500,000	S$	6.93	20 April 2001 to 19 April 2010
	700,000	S$	2.826	19 October 2001 to 18 October 2010
	449,000	S$	1.592	24 April 2002 to 23 April 2011
	325,000	S$	2.885	29 April 2003 to 28 April 2012
	2,000,000	S$	2.2	26 June 2003 to 25 June 2012
	700,000	S$	1.99	6 August 2004 to 5 August 2013
	500,000	S$	1.91	17 February 2005 to 16 February 2014
	500,000	S$	1.06	11 August 2005 to 10 August 2014
	600,000	S$	1.01	3 May 2006 to 2 May 2015
	600,000	S$	0.925	31 October 2006 to 30 October 2015
	700,000	S$	1.08	29 November 2006 to 28 May 2013
Mr Peter Seah Lim Huat	70,000	S$	1.99	6 August 2004 to 5 August 2013
	35,000	S$	1.91	17 February 2005 to 16 February 2014
	35,000	S$	1.06	11 August 2005 to 10 August 2014
	40,000	S$	1.01	3 May 2006 to 2 May 2010
	40,000	S$	0.925	31 October 2006 to 30 October 2010
	45,000	S$	1.08	29 May 2007 to 28 May 2011

	No. of
	Ordinary
	Shares	Exercise
	comprised in	Price per
	Outstanding	Ordinary
Director	Options	Share		Exercise Period

Mr Steven H. Hamblin	70,000	S$	2.885	29 April 2003 to 28 April 2007
	70,000	S$	1.99	6 August 2004 to 5 August 2008
	35,000	S$	1.91	17 February 2005 to 16 February 2009
	35,000	US$	0.62	11 August 2005 to 10 August 2009
	37,500	US$	0.62	3 May 2006 to 2 May 2010
	37,500	US$	0.55	31 October 2006 to 30 October 2010
	45,000	US$	0.68	29 May 2007 to 28 May 2011
Mr Richard J. Agnich	50,000	S$	2.885	29 April 2003 to 28 April 2007
	50,000	S$	1.99	6 August 2004 to 5 August 2008
	25,000	S$	1.91	17 February 2005 to 16 February 2009
	25,000	US$	0.62	11 August 2005 to 10 August 2009
	42,500	US$	0.62	3 May 2006 to 2 May 2010
	42,500	US$	0.55	31 October 2006 to 30 October 2010
	45,000	US$	0.68	29 May 2007 to 28 May 2011
Dr Robert W. Conn	37,500	US$	0.62	3 May 2006 to 2 May 2010
	37,500	US$	0.55	31 October 2006 to 30 October 2010
	40,000	US$	0.68	29 May 2007 to 28 May 2011
	174,000	US$	1.09	15 April 2003 to 4 August 2009
	130,500	US$	0.79	5 February 2005 to 4 August 2009
Mr R. Douglas Norby	37,500	US$	0.62	3 May 2006 to 2 May 2010
	37,500	US$	0.55	31 October 2006 to 30 October 2010
	45,000	US$	0.68	29 May 2007 to 28 May 2011
	174,000	US$	1.09	15 April 2003 to 4 August 2009
	130,500	US$	0.29	17 March 2004 to 4 August 2009
	130,500	US$	0.79	5 February 2005 to 4 August 2009
Dr Park Chong Sup	37,500	US$	0.62	3 May 2006 to 2 May 2010
	37,500	US$	0.55	31 October 2006 to 30 October 2010
	40,000	US$	0.68	29 May 2007 to 28 May 2011
	130,500	US$	0.91	20 October 2001 to 4 August 2009
	43,500	US$	0.22	27 September 2002 to 4 August 2009
	130,500	US$	0.29	17 March 2004 to 4 August 2009
	130,500	US$	0.79	5 February 2005 to 4 August 2009
Mr Teng Cheong Kwee	50,000	S$	2.885	29 April 2003 to 28 April 2007
	70,000	S$	1.99	6 August 2004 to 5 August 2008
	35,000	S$	1.91	17 February 2005 to 16 February 2009

(vi)	Dealings in Offer Shares, Convertible Notes and Options by the Directors and Executive Officers

None of the Directors or executive officers has dealt for value in the Convertible Notes during the period 1 March 2005 and ending on the Latest Practicable Date. Save as disclosed below, none of the Directors or executive officers has dealt for value in Offer Shares, ADSs or Options during the period commencing 1 March 2005 and ending on the Latest Practicable Date:

No. of Ordinary
	Shares/ ADSs/	Nature of	Date of
Director	Options(1)	Transaction	Transaction	Price(2)

Mr Charles R. Wofford	57,500 Options	Grant	3 May 2005	US$0.62
	57,500 Options	Grant	31 October 2005	US$0.55
	60,000 Options	Grant	29 May 2006	US$0.68
Mr Lim Ming Seong	42,500 Options	Grant	3 May 2005	S$1.01
	42,500 Options	Grant	31 October 2005	S$0.925
	45,000 Options	Grant	29 May 2006	S$1.08
Mr Tan Lay Koon	600,000 Options	Grant	3 May 2005	S$1.01
	600,000 Options	Grant	31 October 2005	S$0.925
	700,000 Options	Grant	29 May 2006	S$1.08
Mr Peter Seah Lim Huat	40,000 Options	Grant	3 May 2005	S$1.01
	40,000 Options	Grant	31 October 2005	S$0.925
	45,000 Options	Grant	29 May 2006	S$1.08
Mr Steven H. Hamblin	37,500 Options	Grant	3 May 2005	US$0.62
	37,500 Options	Grant	31 October 2005	US$0.55
	3,500 ADSs	Sale	1 May 2006	US$8.46
	45,000 Options	Grant	29 May 2006	US$0.68
Mr Richard J. Agnich	42,500 Options	Grant	3 May 2005	US$0.62
	42,500 Options	Grant	31 October 2005	US$0.55
	45,000 Options	Grant	29 May 2006	US$0.68
Dr Robert W. Conn	37,500 Options	Grant	3 May 2005	US$0.62
	37,500 Options	Grant	31 October 2005	US$0.55
	40,000 Options	Grant	29 May 2006	US$0.68
	130,500 Options	Exercise	5 December 2006	US$0.29
	130,500 Ordinary Shares	Sale	5 December 2006	US$0.82117
Mr R. Douglas Norby	37,500 Options	Grant	3 May 2005	US$0.62
	37,500 Options	Grant	31 October 2005	US$0.55
	45,000 Options	Grant	29 May 2006	US$0.68
Dr Park Chong Sup	37,500 Options	Grant	3 May 2005	US$0.62
	37,500 Options	Grant	31 October 2005	US$0.55
	40,000 Options	Grant	29 May 2006	US$0.68

(1)	All Options are exercisable into Ordinary Shares.
(2)	All prices are per Ordinary Share, unless specified otherwise.

No. of Ordinary
	Shares/ ADSs/	Nature of	Date of
Executive Officer	Options(1)	Transaction	Transaction	Price(2)

Mr Scott J. Jewler	225,000 Options	Grant	3 May 2005	US$0.62
	225,000 Options	Grant	31 October 2005	US$0.55
	260,000 Options	Grant	29 May 2006	US$0.68
	2,000 ADSs	Sale	26 February 2007	US$9.98 per ADS
Dr Han Byung Joon	275,000 Options	Grant	3 May 2005	US$0.62
	275,000 Options	Grant	31 October 2005	US$0.55
	260,000 Options	Grant	29 May 2006	US$0.68
Mr Wan Choong Hoe	275,000 Options	Grant	3 May 2005	S$1.01
	275,000 Options	Grant	31 October 2005	S$0.925
	300,000 Options	Grant	29 May 2006	S$1.08
Mr Michael G. Potter	190,000 Options	Grant	3 May 2005	US$0.62
	3,364 ADSs	Sale	19 May 2005	US$7.05 per ADS
	190,000 Options	Grant	31 October 2005	US$0.55
	170,000 Options	Grant	29 May 2006	US$0.68
Mr Ng Tiong Gee	190,000 Options	Grant	3 May 2005	S$1.01
	190,000 Options	Grant	31 October 2005	S$0.925
	200,000 Options	Grant	29 May 2006	S$1.08
Ms Janet T. Taylor	100,000 Options	Grant	20 June 2005	US$0.72
	100,000 Options	Grant	31 October 2005	US$0.55
	100,000 Options	Grant	29 May 2006	US$0.68
	32,000 Ordinary Shares	Sale	26 February 2007	S$1.61

(1)	All Options are exercisable into Ordinary Shares.
(2)	All prices are per Ordinary Share, unless specified otherwise.

(vii)	Offer Shares, Convertible Notes and Options owned or controlled by the IFA

As of the Latest Practicable Date, neither Morgan Stanley nor funds whose investments are managed by it on a discretionary basis, owns or controls any Offer Shares, Convertible Notes or Options.

(viii)	Dealings in Offer Shares, Convertible Notes and Options by the IFA

Neither Morgan Stanley nor funds whose investments are managed by it on a discretionary basis, has dealt for value in any Offer Shares, Convertible Notes or Options during the period commencing six months prior to 1 March 2007 (being the Offer Announcement Date) and ending on the Latest Practicable Date.

5.2	Directors’ and Officers’ intentions

All Directors and executive officers who hold Ordinary Shares, ADSs and/or Options (having an exercise price of less than S$1.75 per Ordinary Share), as applicable, have indicated their current intentions to tender their Ordinary Shares and ADSs in the Offer and/or to accept the Options Proposal, as applicable. Mr Tan Lay Koon and Mr Teng Cheong Kwee have indicated their current intentions to reject the Options Proposal with respect to their Options having an exercise price in excess of S$1.75 per Ordinary Share.

None of the Directors and executive officers hold any Convertible Notes.

5.3	Service Contracts with Directors

(i)	There are no service contracts between any of the Directors or proposed directors with the Company or its subsidiaries which have more than 12 months to run and which are not terminable by the employing company within the next 12 months without paying any compensation and there are no such contracts between any of the Directors or proposed directors with the Company or its subsidiaries entered into or amended during the period commencing six months prior to 1 March 2007 (being the Offer Announcement Date) and ending on the Latest Practicable Date.

(ii)	Under the 5 August 2004 terms and conditions (as amended on 26 October 2006) of the appointment of Mr Tan Lay Koon, as President and Chief Financial Officer, the Company provides Mr Tan an annual salary of S$57,750 per month, a monthly car benefit, maintenance and driver allowance of S$11,880, a club membership reimbursement of S$120,000 over five years, a monthly club subscription allowance of S$200 and other customary employee benefits. In addition, Mr Tan is eligible to receive a discretionary performance target bonus and a long term cash incentive plan based on measuring Economic Value Added. The Company awarded Mr Tan an annual bonus of S$600,000 in March 2006 and S$1.2 million in March 2007.

(iii)	On 26 March 2007, as permitted under the Articles, the Company entered into indemnification agreements with each of its Directors, providing for indemnification to the fullest extent permissible under Singapore law.

5.4	Arrangements Affecting Directors

(i)	It is not proposed that, in connection with the Offer, any payment or other benefit be made or given to any Director or to any director of any other corporation deemed to be related to the Company by virtue of section 6 of the Companies Act, as compensation for loss of office or as consideration for or in connection with his retirement from office.

(ii)	There is no agreement or arrangement made between any Director and any other person in connection with or conditional upon the outcome of the Offer.

(iii)	None of the Directors has a material personal interest, whether direct or indirect, in any material contract entered into by the Offeror.

6.    MATERIAL CONTRACTS AND RELATED PARTY TRANSACTIONS

Save as disclosed below, there are no material agreements, arrangements or understanding or any actual or potential conflict of interests between the Company and its interested persons or affiliates and the Offeror and its interested persons or affiliates:

(i)	Agreements with Chartered Semiconductor Manufacturing Ltd. (Chartered)

The Company entered into a turnkey contract with Chartered, a Temasek Group company, in March 2000 pursuant to which the Company agreed to provide wafer sort, packaging and test services to Chartered. The agreement was amended and restated on 30 October 2002 and is automatically renewed annually unless earlier terminated in accordance with its terms. This agreement governs the conduct of business between the parties, relating, among other things, to its provision of sort, packaging and test services to Chartered which were previously governed solely by purchase orders executed by Chartered. The agreement does not contain any firm commitment (a) from Chartered to purchase or (b) from the Company to supply services covered thereunder. In April 2004, the Company entered into another test services agreement with Chartered pursuant to which the Company agreed to give Chartered priority to use six of its testers, and access to six additional testers, for which Chartered guarantees minimum loading and issuance of purchase orders of US$450,000 per month. This test services agreement expired in March 2005. In March 2005, the Company entered into a three-year partnership agreement with Chartered pursuant to which the Company agreed to provide wafer sort, assembly and test services to Chartered. This is not a firm commitment from Chartered to purchase from the Company nor is it a firm commitment from the Company to supply services covered thereunder.

(ii)	Agreement with Singapore Technologies Pte Ltd (STPL)

In 2004, the Company paid management fees of US$1.1 million to STPL for various management and corporate services provided pursuant to the Singapore Technologies Management and Support Services Agreement entered into in December 1999 and terminated on 31 December 2004. The Company believes that its arrangement with STPL approximated the cost of providing these services.

(iii)	Ordinary Course of Business Agreements

In accordance with the requirements of the Nasdaq Marketplace Rules, all new related party transactions (as defined in Item 404 of Regulation S-K under the Securities Act of 1933, as amended (Securities Act)) require approval by the audit committee of the Board (Audit Committee). In addition, more significant related party transactions must be separately approved by a majority of the Board. The Company also engages in transactions with other companies directly or indirectly controlled by Temasek, in the ordinary course of business. These transactions, which include transactions for gas, water and electricity, facilities management, transportation and telecommunication services are at their prevailing market rates/prices (including where appropriate, preferential rates and discounts) and on customary terms and conditions, and are generally not subject to review by the Audit Committee. These expenses amounted to approximately US$24.1 million, US$14.7 million and US$18.4 million for 2004, 2005 and 2006, respectively.

(iv)	The employment terms and conditions of the appointment of Mr Tan are described under Section 5.3 of Appendix I, “Service Contracts with Directors”.

7.    MATERIAL LITIGATION

Save as disclosed below, neither the Company nor any of its subsidiaries is a party to any material litigation:

In February 2006, the Company, ChipPAC and STATS ChipPAC (BVI) Limited were named as defendants in a patent infringement lawsuit filed in the US Federal Court for the Northern District of California. The plaintiff, Tessera has asserted that certain semiconductor chip packaging, specifically devices having BGA and multi-chip BGA configurations used by the defendants infringe certain patents of Tessera. Tessera has further asserted that the Company is in breach of an existing license agreement entered into by Tessera and ChipPAC, which agreement has been assigned by ChipPAC to the Company. The Company believes that it has a meritorious defence to these claims and intends to defend the lawsuit vigorously. A court determination that the Company’s products or processes infringe the intellectual property rights of others could result in significant liability and/ or require the Company to make material changes to its products and/ or processes. Due to the inherent uncertainties of the lawsuit, the Company cannot accurately predict the ultimate outcome and it could result in significant liability and/or injunctions and could have a material adverse effect on the business, financial condition and the results of operations of the Company.
8.    SHARE PRICES

The table below sets forth the historical ‘high’ and ‘low’ prices of the Ordinary Shares and ADSs for the periods stated below:

	Price per
	Ordinary Share		Price per ADS
	on the SGX-ST		on Nasdaq
	(in S$)		(in US$)

	High	Low	High	Low

Annual for 2005	1.34	0.88	8.16	5.30
Annual for 2006	1.42	0.84	8.85	4.91
Quarterly highs and lows:
—quarter ended March 27, 2005	1.16	0.88	7.25	5.37
—quarter ended June 26, 2005	1.26	0.97	7.43	5.75
—quarter ended September 25, 2005	1.34	1.00	8.16	6.11
—quarter ended December 25, 2005	1.21	0.90	7.02	5.30
—quarter ended March 26, 2006	1.25	1.01	7.77	6.19
—quarter ended June 25, 2006	1.42	0.90	8.85	5.53
—quarter ended September 24, 2006	1.05	0.84	6.65	4.91
—quarter ended December 31, 2006	1.33	0.93	8.42	5.74

*Source: Bloomberg

The table below sets forth the closing prices and the trading volume of the Ordinary Shares on the SGX-ST Main Board on a monthly basis from September 2006 to February 2007 for the six calendar months preceding 1 March 2007 (being the Offer Announcement Date):

			Last transacted
			price as at the	Volume of
	Highest closing	Lowest closing	last Market Day	Ordinary Shares
	price of the	price of the	of the month	traded in the
*Monthly Trades	month (S$)	month (S$)	(S$)	month

September 2006	1.040	0.960	0.975	112,584,000
October 2006	1.000	0.930	0.985	134,428,000
November 2006	1.330	0.970	1.300	342,273,000
December 2006	1.310	1.130	1.170	180,753,000
January 2007	1.320	1.140	1.290	177,340,000
February 2007	1.640	1.260	1.480	294,750,000

*Source: Bloomberg

The table below sets out the closing prices and trading volume of the Ordinary Shares on a Market Day on the SGX-ST Main Board on a daily basis from 1 March 2007 (being the Offer Announcement Date) up to and including the Latest Practicable Date:

	Highest closing	Lowest closing	Last transacted	Volume of
	price of the day	price of the	price for the day	Ordinary Shares
*Date	(S$)	day(S$)	(S$)	traded in the day

1 March 2007	1.830	1.780	1.810	118,336,000
2 March 2007	1.830	1.810	1.820	51,325,000
5 March 2007	1.830	1.810	1.810	66,279,000
6 March 2007	1.830	1.810	1.830	15,867,000
7 March 2007	1.830	1.820	1.820	18,497,000
8 March 2007	1.830	1.820	1.820	3,949,000
9 March 2007	1.830	1.820	1.820	8,324,000
12 March 2007	1.840	1.820	1.840	13,564,000
13 March 2007	1.840	1.830	1.830	9,454,000
14 March 2007	1.830	1.820	1.820	16,381,000
15 March 2007	1.830	1.820	1.820	5,312,000
16 March 2007	1.830	1.820	1.830	5,924,000
19 March 2007	1.840	1.830	1.830	10,919,000

*Source: Bloomberg

The table below sets out the closing prices and the trading volume of the ADSs on Nasdaq on a monthly basis from September 2006 to February 2007 for the six calendar months preceding 1 March 2007 (being the Offer Announcement Date):

			Last transacted
	Highest closing	Lowest closing	price as at the last	Volume of
	price of the	price of the	Market Day of the	ADSs traded
*Monthly trades	month (US$)	month (US$)	month (US$)	in the month

September 2006	6.650	5.980	6.010	7,692,322
October 2006	6.540	5.740	6.300	7,844,213
November 2006	8.420	6.080	8.400	10,285,329
December 2006	8.330	7.310	7,680	5,663,615
January 2007	8.590	7.260	8.360	9,356,085
February 2007	10.200	8.190	9.670	14,273,189

*Source: Bloomberg

The table below sets out the closing prices and trading volume of the ADS on a Market Day on Nasdaq on a daily basis from 1 March 2007 (being the Offer Announcement Date) up to and including the Latest Practicable Date:

	Highest closing	Lowest closing	Last transacted	Volume of
	price of the day	price of the	price for the day	ADSs traded
*Date	(US$)	day (US$)	(US$)	in the day

1 March 2007	11.980	11.800	11.870	6,661,043
2 March 2007	11.840	11.750	11.790	2,208,727
5 March 2007	11.790	11.590	11.750	1,558,871
6 March 2007	11.900	11.760	11.850	2,734,593
7 March 2007	11.900	11.800	11.890	538,484
8 March 2007	11.920	11.880	11.900	644,572
9 March 2007	11.940	11.850	11.910	426,746
12 March 2007	12.000	11.830	12.000	368,701
13 March 2007	11.940	11.870	11.900	1,834,684
14 March 2007	11.900	11.840	11.890	385,657
15 March 2007	11.900	11.850	11.891	1,005,890
16 March 2007	11.980	11.840	11.930	232,686
19 March 2007	11.990	11.910	11.940	161,465

*Source: Bloomberg

Highest and Lowest Prices

The highest and lowest closing prices of the Ordinary Shares and ADSs on the SGX-ST and Nasdaq respectively during the period commencing six calendar months prior to 1 March 2007 (being the Offer Announcement Date) and ending on the Latest Practicable Date are as follows:

	SGX-ST		Nasdaq

Highest Closing Price	S$	1.840 on 12 March 2007	US$	12.00 on 12 March 2007
Lowest Closing Price	S$	0.930 on 4 October 2006	US$	5.740 on 3 October 2006
9.    GENERAL

(i)	All expenses and costs incurred by the Company in relation to the Offer and the Options Proposal will be borne by the Company. The Company currently estimates that it is likely to incur expenses of approximately US$11.0 million, including the IFA fee of US$4.8 million, US and Singapore legal and accounting fees and expenses of approximately US$1.0 million, and printing and mailing costs of approximately US$0.75 million.

(ii)	Morgan Stanley has given and has not withdrawn its written consent to the issue of this Circular, with the inclusion of the IFA Letters, and references to its name and the IFA Letters in the form and context in which they appear in this Circular. A copy of the consent letter is attached in this Circular as Exhibit I.

(iii)	PricewaterhouseCoopers has given and has not withdrawn its written consent to the issue of this Circular with the inclusion of its report set forth in the Audited Consolidated Financial Statements of the Group for FY2006 set forth in Appendix III, and references to its name in the form and context in which they appear in this Circular. A copy of the consent letter is attached in this Circular as Exhibit II.
10.  DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection at the registered office of the Company at 5 Yishun Street 23, Singapore 768442 during business hours for the period during which the Offer and Options Proposal remain open for acceptances:

(i)	the memorandum of association and Articles of the Company;

(ii)	the Annual Reports on Form 20-F of the Company for FY2006, FY2005 and FY2004;

(iii)	the Audited Consolidated Financial Statements for FY 2006; and

(iv)	the agreements referred to in Section 6 above.

APPENDIX II
INFORMATION ON THE OFFEROR AND TEMASEK GROUP
      The Offeror’s registered office is 60B Orchard Tower #06-18 Tower 2, The Atrium@Orchard, Singapore 238891.
      The following information on the Offeror and the Temasek Group is set out on pages 67 to 69 of the Offer to Purchase under the heading “THE OFFER—Section 11. Certain Information Concerning STSPL and Temasek.”
      “11.     Certain Information Concerning STSPL and Temasek

STSPL. Singapore Technologies Semiconductors Pte Ltd is a private company limited by shares incorporated in Singapore on April 29, 1995. Its principal activity is that of an investment holding company. As of March 9, 2007, STSPL had an issued and paid-up share capital of S$2,880,738,274, comprising 110,448,274 ordinary shares and 277,029 redeemable preferable shares, all of which are held by Temasek. STSPL currently owns 712,228,050 Ordinary Shares, including Ordinary Shares represented by ADSs, representing approximately 35.3% of the Ordinary Shares of the Company. The registered office of STSPL is at 60B Orchard Road #06-18 Tower 2, The Atrium@Orchard Singapore 238891, telephone +65 6828-6828.

Financial Information. Set out below are the net earnings per share and net dividends per share of STSPL for financial years 2003 and 2004. The net earnings per share and net dividends per share of STSPL are based on the audited financial statements of STSPL for financial years 2003 and 2004, respectively. The audited financial statements of STSPL prepared under Singapore Financial Reporting Standards for financial years 2003 and 2004 are set out in Appendix I of this Offer to Purchase.

	Financial Year 2003		Financial Year 2004

Net earnings/(losses) per share	S$	0.00	S$	(10.32)
Net dividends per share	S$	0.00	S$	0.00

STSPL Group. Set out below are the net earnings per share and net dividends per share of the STSPL Group (which includes STSPL and its majority-owned subsidiary) for financial years 2004 and 2005. The net earnings per share and net dividends per share of the STSPL Group are based on the unaudited consolidated financial statements of the STSPL Group for financial year 2004 and the audited consolidated financial statements of the STSPL Group for financial year 2005. The unaudited consolidated financial statements of the STSPL Group for financial year 2004 and the audited consolidated financial statements of the STSPL Group for financial year 2005 prepared under Singapore Financial Reporting Standards are set out in Appendix II of this Offer to Purchase.

	Financial Year 2004		Financial Year 2005

Net earnings/(losses) per share	S$	(3.67)	S$	(0.08)
Net dividends per share	S$	0.00	S$	0.00

Material Changes in Financial Position. Save as a result of the making and financing the Offer and the Options Proposal, the carrying out and financing of the Compulsory Acquisition, any change in the financial position of Chartered Semiconductor Manufacturing Limited and the Company up to March 9, 2007, and any public announcement made by Chartered Semiconductor Manufacturing Limited and the Company up March 9, 2007, there has been no publicly known material changes to the financial position of STSPL since December 31, 2005, being the date of the last audited accounts of STSPL for the financial year 2005.

Temasek. Temasek Holdings (Private) Limited is an Asia investment firm headquartered in Singapore. As an active shareholder and investor, it aims to maximize long-term shareholder value.

Incorporated in 1974, Temasek manages a diversified global portfolio, concentrated principally in Singapore, Asia and the OECD economies. Its portfolio spans various industries including telecommunications and media, financial services, real estate, transportation and logistics, energy, resources, infrastructure and engineering, consumer and lifestyle, as well as life sciences. Some of the companies in Temasek’s portfolio include Singapore Airlines, DBS, Bank Danamon, Singapore Telecommunications, Keppel Corporation and Singapore Technologies Engineering. Unlisted companies include Singapore Technologies Telemedia, PSA Corporation and Singapore Power. The registered office of Temasek is at 60B Orchard Road #06-18 Tower 2, The Atrium@Orchard Singapore 238891, telephone +65 6828-6828.

Additional Information. The name, citizenship, business and residential address, current principal occupation (including the name and business and address of the organization in which such occupation is conducted) and material positions held during the past five years of each of the directors and executive officers of STSPL and Temasek are set forth in Schedule A to this Offer to Purchase.

Except as set forth elsewhere in this Offer to Purchase or Schedule B to this Offer to Purchase or as previously disclosed in filings with the SEC: (a) none of (i) STSPL, (ii) Temasek or (iii) to STSPL’s or Temasek’s knowledge, (x) any of the persons listed in Schedule A, (y) any associate or majority-owned subsidiary of STSPL or Temasek or of any of the persons so listed, or (z) any party acting or deemed to be acting in concert with STSPL or the persons so listed, beneficially owns, controls or has a right to acquire any Ordinary Shares, ADSs, Convertible Notes, Options or any other equity securities of the Company, (b) none of (i) STSPL, (ii) Temasek or (iii) to STSPL’s or Temasek’s knowledge, (x) any of the individuals or entities referred to in clause (a) above or (y) any of STSPL’s or Temasek’s executive officers, directors, affiliates or subsidiaries has effected any transaction in or dealt for value in the Ordinary Shares, ADSs, Convertible Notes, Options or any other equity securities of the Company during the period commencing three months prior to March 1, 2007, the date of the announcement of the Offer, (c) none of (i) STSPL, (ii) Temasek or (iii) to STSPL’s or Temasek’s knowledge, (x) any of the persons listed in Schedule A or (y) any party acting or deemed to be acting in concert with STSPL or the persons so listed, has any agreement, arrangement, or understanding, whether or not legally enforceable, with any other person with respect to any securities of the Company (including, but not limited to, any agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations), (d) in the past two years, there have been no transactions that would require reporting under the rules and regulations of the SEC between STSPL or Temasek or any of their subsidiaries or, to STSPL’s or Temasek’s knowledge, any of the persons listed in Schedule A, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand; (e) in the past two years, there have been no negotiations, transactions or material contacts between STSPL or Temasek or any of their subsidiaries or, to STSPL’s or Temasek’s knowledge, any of the persons listed in Schedule A, on the one hand, and the Company or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of the Company’s securities, an election of the Company’s directors or a sale or other transfer of a material amount of assets of the Company; and (f) neither STSPL nor, to STSPL’s knowledge, any of the persons listed in Schedule A or any party acting or deemed to be acting in concert with STSPL or the persons so listed, has received any irrevocable undertaking from any party to accept or reject the Offer.

Except as set forth elsewhere in this Offer to Purchase or Schedule B to this Offer to Purchase, none of Goldman Sachs (Singapore) Pte. or its affiliates in Singapore (a) beneficially owns, controls or has a right to acquire any Ordinary Shares, ADSs, Convertible Notes, Options or any other equity securities of the Company, and (b) has effected any transaction in or dealt for value in the Ordinary Shares, ADSs, Convertible Notes, Options or any other equity securities of the

Company during the period commencing three months prior to March 1, 2007, the date of the announcement of the Offer.

STSPL and Temasek have made no arrangements in connection with the Offer to provide holders of Ordinary Shares, ADSs and Convertible Notes access to their corporate files or to obtain counsel or appraisal services at their expense. For a discussion of appraisal rights, see “SPECIAL FACTORS—Section 7. Dissenters’ Appraisal Rights; Rule 13e-3.”

APPENDIX III
AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE GROUP FOR FY2006
      The audited consolidated financial statements of the Group for FY2006 set forth in this Appendix have been reproduced from the FY2006 annual report on Form 20-F as filed with the SEC on 12 March 2007.
STATS CHIPPAC LTD. AND SUBSIDIARIES

III-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
STATS ChipPAC Ltd.:
      We have completed an integrated audit of STATS ChipPAC Ltd.’s 2006 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006, and audits of its 2005 and 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.
Consolidated financial statements
      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of comprehensive income, of shareholders’ equity and of cash flows, present fairly, in all material respects, the financial position of STATS ChipPAC Ltd. and its subsidiaries as of December 31, 2006 and December 25, 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      As discussed in Notes 1(x) and 23 to the financial statements, the Company changed the manner in which it accounts for share-based compensation in 2006.
Internal control over financial reporting
      Also, in our opinion, management’s assessment, included in Management’s Annual Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
      A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for

III-2

external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
      Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
PricewaterhouseCoopers
Singapore
March 12, 2007

III-3

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
In thousands of U.S. Dollars (except per share data)

		December 25,	December 31,
	Note	2005	2006

ASSETS
Current assets:
Cash and cash equivalents	3	$224,720	$171,457
Short-term marketable securities	4	17,648	45,126
Accounts receivable, net	5	240,990	243,779
Amounts due from affiliates	2	6,810	2,506
Other receivables	6	11,336	6,975
Inventories	7	79,483	111,614
Short-term restricted cash		376	—
Prepaid expenses and other current assets	8	26,351	18,364

Total current assets		607,714	599,821
Long-term marketable securities	4	17,803	15,358
Property, plant and equipment, net	9	1,107,031	1,192,830
Investment in equity investee	2	—	10,292
Intangible assets	10	72,780	41,846
Goodwill	11	522,625	513,512
Long-term restricted cash		2,232	981
Prepaid expenses and other non-current assets	8	63,197	83,640

Total assets		$2,393,382	$2,458,280

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payable		$136,058	$167,722
Payables related to property, plant and equipment purchases		79,425	34,277
Accrued operating expenses	13	96,932	97,627
Income taxes payable		2,235	6,810
Short-term borrowings	15	16,891	592
Amounts due to affiliates	2	62	45
Current obligations under capital leases	16	7,091	3,680
Current installments of long-term debts	17	18,651	61,101

Total current liabilities		357,345	371,854
Obligations under capital leases, excluding current installments	16	3,680	—
Long-term debts, excluding current installments	17	775,425	697,523
Other non-current liabilities	19	66,611	84,807

Total liabilities		1,203,061	1,154,184
Minority interest		48,669	57,946
Share capital:
Ordinary shares — 2005: Authorized 3,200,000,000 shares, par value S$0.25; 2006: Unlimited shares with no par value
Issued ordinary shares — 1,976,292,025 in 2005 and 2,002,814,117 in 2006	20,21	303,052	1,847,002
Additional paid-in capital	20	1,517,118	—
Accumulated other comprehensive loss	22	(8,572)	(7,714)
Accumulated deficit		(669,946)	(593,138)

Total shareholders’ equity		1,141,652	1,246,150
Commitments and contingencies	24

Total liabilities and shareholders’ equity		$2,393,382	$2,458,280

See accompanying notes to consolidated financial statements.

III-4

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
In thousands of U.S. Dollars (except per share data)

		Year Ended

		December 31,	December 25,	December 31,
	Note	2004	2005	2006

Net revenues		$769,121	$1,157,253	$1,616,933
Cost of revenues		(643,540)	(968,023)	(1,290,773)

Gross profit		125,581	189,230	326,160

Operating expenses:
Selling, general and administrative		84,501	135,751	139,466
Research and development		17,637	26,071	30,446
Restructuring charges	25	—	830	1,938
Goodwill impairment	11	453,000	—	—

Total operating expenses		555,138	162,652	171,850

Operating income (loss)		(429,557)	26,578	154,310

Other income (expense), net:
Interest income		4,430	6,414	5,401
Interest expense		(28,816)	(42,629)	(45,816)
Foreign currency exchange gain (loss)		(1,122)	531	(1,578)
Equity income from investment in equity investee		—	—	152
Other non-operating income (expense), net	26	(936)	(1,076)	108

Total other income (expense), net		(26,444)	(36,760)	(41,733)

Income (loss) before income taxes		(456,001)	(10,182)	112,577
Income tax expense	14	(7,894)	(9,689)	(25,759)

Income (loss) before minority interest		(463,895)	(19,871)	86,818
Minority interest		(3,828)	(6,440)	(10,010)

Net income (loss)		$(467,723)	$(26,311)	$76,808

Net income (loss) per ordinary share:
— basic		$(0.33)	$(0.01)	$0.04
— diluted		$(0.33)	$(0.01)	$0.04
Net income (loss) per ADS:
— basic		$(3.27)	$(0.13)	$0.39
— diluted		$(3.27)	$(0.13)	$0.37
Ordinary shares (in thousands) used in per ordinary share calculation:
— basic		1,428,954	1,961,950	1,991,110
— diluted		1,428,954	1,961,950	2,161,545
ADS (in thousands) used in per ADS calculation:
— basic		142,895	196,195	199,111
— diluted		142,895	196,195	216,154
See accompanying notes to consolidated financial statements.

III-5

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
In thousands of U.S. Dollars

	Year Ended

	December 31,	December 25,	December 31,
	2004	2005	2006

Net income (loss)	$(467,723)	$(26,311)	$76,808
Other comprehensive income (loss):
Unrealized loss on available-for-sale marketable securities	(548)	(247)	(5)
Realized (gain) loss on available-for-sale marketable securities included in net income (loss)	537	—	(5)
Unrealized gain on hedging instruments	3,953	133	3,058
Realized gain on hedging instruments included in net income (loss)	(168)	(3,143)	(3,157)
Foreign currency translation adjustment	3,287	(2,455)	967

Comprehensive income (loss)	$(460,662)	$(32,023)	$77,666

See accompanying notes to consolidated financial statements.

III-6

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
In thousands of U.S. Dollars

				Accumulated
			Additional	Other		Total
			Paid-in	Comprehensive	Accumulated	Shareholders’
	Ordinary Shares		Capital	Loss	Deficit	Equity

	No.
	(In thousands)
Balances at January 1, 2004	1,076,620	$172,434	$489,355	$(9,921)	$(175,912)	$475,956
Share issuances	5,802	856	1,112	—	—	1,968
Share issuances and assumption of share options in connection with acquisition	861,908	124,943	1,016,549	—	—	1,141,492
Share-based compensation	—	—	658	—	—	658
Effect of subsidiary’s equity transaction	—	—	(62)	—	—	(62)
Net loss	—	—	—	—	(467,723)	(467,723)
Other comprehensive income	—	—	—	7,061	—	7,061

Balances at December 31, 2004	1,944,330	298,233	1,507,612	(2,860)	(643,635)	1,159,350
Share issuances	31,962	4,819	8,702	—	—	13,521
Share-based compensation	—	—	743	—	—	743
Effect of subsidiary’s equity transaction	—	—	61	—	—	61
Net loss	—	—	—	—	(26,311)	(26,311)
Other comprehensive loss	—	—	—	(5,712)	—	(5,712)

Balances at December 25, 2005	1,976,292	303,052	1,517,118	(8,572)	(669,946)	1,141,652
Share issuances	26,522	13,197	57	—	—	13,254
Share-based compensation	—	13,688	—	—	—	13,688
Effect of abolition of the share par value	—	1,517,175	(1,517,175)	—	—	—
Effect of subsidiary’s equity transaction	—	(110)	—	—	—	(110)
Net income	—	—	—	—	76,808	76,808
Other comprehensive income	—	—	—	858	—	858

Balances at December 31, 2006	2,002,814	$1,847,002	$—	$(7,714)	$(593,138)	$1,246,150

See accompanying notes to consolidated financial statements.

III-7

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
In thousands of U.S. Dollars

	Year Ended

	December 31,	December 25,	December 31,
	2004	2005	2006

Cash Flows From Operating Activities
Net income (loss)	$(467,723)	$(26,311)	$76,808
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	188,683	254,138	266,317
Goodwill impairment	453,000	—	—
Amortization of leasing prepayments	25,718	25,790	7,386
Debt issuance cost amortization	1,913	1,961	2,371
(Gain) loss on sale of property, plant and equipment	(656)	1,529	1,251
Accretion of discount on convertible notes	11,437	7,414	6,618
Loss from repurchase and redemption of senior and convertible notes	797	1,653	500
Foreign currency exchange (gain) loss	(830)	(134)	758
Share-based compensation expense	658	743	13,688
Deferred income taxes	15,005	9,351	19,853
Minority interest in income of subsidiary	3,828	6,440	10,010
Equity income from investment in equity investee	—	—	(152)
(Gain) loss on sale of marketable securities	537	—	(5)
Others	371	535	1,009
Changes in operating working capital:
Accounts receivable	8,149	(91,340)	(2,789)
Amounts due from affiliates	4,427	(4,187)	4,304
Inventories	(1,171)	(24,793)	(32,268)
Other receivables, prepaid expenses and other assets	(64,421)	3,516	7,355
Accounts payable, accrued operating expenses and other payables	(41,406)	104,499	44,774
Amounts due to affiliates	(1,699)	(75)	(17)

Net cash provided by operating activities	136,617	270,729	427,771

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$130,497	$15,726	$35,391
Proceeds from maturity of marketable securities	46,687	787	20,841
Purchases of marketable securities	(160,943)	(32,017)	(80,866)
Investment in equity investee	—	—	(10,154)
Acquisition of intangible assets	(1,428)	(4,853)	(6,419)
Acquisition of subsidiary, net of cash acquired	7,208	—	—
Purchases of property, plant and equipment	(287,574)	(245,775)	(393,643)
Others, net	729	3,139	9,067

Net cash used in investing activities	(264,824)	(262,993)	(425,783)

Cash Flows From Financing Activities
Repayment of short-term debts	$(72,006)	$(143,276)	$(42,290)
Repayment of long-term debts	(8,982)	(37,670)	(27,627)
Proceeds from issuance of shares, net of expenses	1,968	13,521	13,254
Proceeds from issuance of senior and convertible notes, net of expenses	210,458	146,535	—
Repurchase and redemption of senior and convertible notes	(193,647)	(167,263)	(50,500)
Proceeds from bank borrowings	107,620	188,085	60,308
(Increase) decrease in restricted cash	2,927	(1,487)	1,627
Grants received	—	246	—
Capital lease payments	(7,210)	(11,737)	(7,091)
Distribution to minority interest in subsidiary	—	—	(2,542)
Contribution by minority interest in subsidiary, net	—	3,623	—

Net cash provided by financing activities	41,128	(9,423)	(54,861)

Net decrease in cash and cash equivalents	(87,079)	(1,687)	(52,873)
Effect of exchange rate changes on cash and cash equivalents	1,425	(1,102)	(390)
Cash and cash equivalents at beginning of the year	313,163	227,509	224,720

Cash and cash equivalents at end of the year	$227,509	$224,720	$171,457

Supplementary Cash Flow Information
Interest paid	$21,974	$40,738	$28,307
Income taxes paid	1,023	185	1,418
Non-cash items
Issuance of shares and assumption of share options in connection with acquisition	1,066,994	—	—
Equipment acquired under capital leases	$—	$4,150	$—
See accompanying notes to consolidated financial statements.

III-8

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. Dollars (except per share data)

1.	Background and Summary of Significant Accounting Policies
     (a) Business and Organization
      STATS ChipPAC Ltd. (“STATS ChipPAC” or “STATS” prior to consummation of the merger, and, together with its subsidiaries, the “Company”) is an independent provider of a full range of semiconductor test and packaging services. The Company was formed in connection with the merger of ST Assembly Test Services Ltd and ChipPAC, Inc. (“ChipPAC”), which was consummated on August 5, 2004. In the merger, former ChipPAC stockholders received 0.87 American Depositary Shares of STATS for each share of ChipPAC Class A common stock, par value $0.01 per share, owned by such stockholder. Upon consummation of the merger, STATS’ and ChipPAC’s former shareholders owned approximately 56% and 44%, respectively, of the Company’s total shares outstanding. As a result of the merger, ChipPAC became a wholly-owned subsidiary of STATS. The transaction was accounted for using the purchase method. Subsequent to the merger, STATS was renamed STATS ChipPAC Ltd.
      In 2005, the Company’s Taiwan subsidiary, Winstek Semiconductor Corporation (“Winstek”), issued 10,555,556 shares of its capital stock, par value NT$10 per share, in a public offering at an offering price of NT$12.80 per share. The shares of Winstek are listed on the Taiwan over-the-counter securities market. The Company recognized a gain of $61 on the resulting dilution of interest within shareholders’ equity. The Company owned approximately 52% of Winstek’s total shares outstanding as of December 31, 2006.
      The Company has operations in Singapore, South Korea, China, Malaysia, Taiwan, the United Kingdom, the Netherlands, Japan and in the United States of America, its principal market.
      Temasek Holdings (Private) Limited (“Temasek Holdings”), through its wholly-owned subsidiary, Singapore Technologies Semiconductors Pte Ltd (“STSPL”), beneficially owned approximately 36% of the Company as of December 31, 2006. Temasek Holdings, a private limited company incorporated in Singapore, is wholly-owned by the Minister for Finance (Incorporated) of Singapore, a body constituted by the Minister for Finance (Incorporation) Act (Cap. 183).
     (b) Fiscal Year
      Since the beginning of fiscal 2005, the Company has employed fiscal year and fiscal quarter reporting periods. STATS ChipPAC’s 52-53 week fiscal year ends on the Sunday nearest to December 31. STATS ChipPAC’s fiscal quarters end on a Sunday and are generally thirteen weeks in length. Fiscal year 2006, a 53-week year, ended on December 31, 2006, and fiscal year 2005, a 52-week year, ended on December 25, 2005. Unless otherwise stated, all years and dates refer to STATS ChipPAC’s fiscal years.
     (c) Accounting Principles
      The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) consistently applied for all periods.
     (d) Principles of Consolidation
      The consolidated financial statements include the consolidated accounts of STATS ChipPAC and its majority-owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

III-9

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. Dollars (except per share data) — (Continued)
     (e) Issuances of Stock by Subsidiaries
      Changes in the Company’s proportionate share of the underlying net equity of a subsidiary, which result from the issuance of additional stocks to third parties, are recognized as increases or decreases to shareholders’ equity.
     (f) Use of Estimates
      The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Significant estimates made by management include: the useful lives of property, plant and equipment and intangible assets as well as future cash flows to be generated by those assets; discounts and allowances relating to volume purchases and other incentive programs offered to customers, allowances for doubtful accounts, sales returns; valuation allowances for deferred tax assets; provision for inventory losses; fair value of reporting units; and contingent liabilities, among others. Determining the fair value of purchased intangible asset is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, assumed royalty rates, future economic and market conditions and determination of appropriate market comparables. Actual results could differ from these estimates.
     (g) Reclassifications
      Certain reclassifications have been made in prior years’ financial statements to conform with classifications used in the current year.
     (h) Foreign Currency Transactions
      The Company predominantly utilizes the U.S. dollar as its functional currency. Assets and liabilities which are denominated in foreign currencies are converted into the functional currency at the rates of exchange prevailing at the balance sheet date. Income and expenses which are denominated in foreign currencies are converted at the average rates of exchange prevailing during the period. Foreign currency transaction gains or losses are included in results of operations.
      Winstek designates the New Taiwan Dollar as its functional currency. Where the functional currency of a subsidiary is other than the Company’s U.S. dollar reporting currency, the financial statements are translated into U.S. dollars using exchange rates prevailing at the balance sheet date for assets and liabilities and average exchange rates for the reporting period for the results of operations. Adjustments resulting from translation of such foreign subsidiary financial statements are reported within accumulated other comprehensive loss, which is reflected as a separate component of shareholders’ equity.
     (i) Certain Risks and Concentrations
      The Company’s customers are comprised of companies in the semiconductor industry located primarily in the United States of America, Europe and Asia. The semiconductor industry is highly cyclical and experiences significant fluctuations in customer demand, evolving industry standards, competitive pricing pressure that leads to steady declines in average selling prices, rapid technological changes, risk associated with foreign currencies and enforcement of intellectual property rights.

III-10

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. Dollars (except per share data) — (Continued)
Additionally, the market in which the Company operates is very competitive. As a result of these industry and market characteristics, key elements of competition in the independent semiconductor packaging market include breath of packaging offerings, time-to-market, technical competence, design services quality, production yields, reliability of customer service and price.
      The Company’s largest customer accounted for approximately 21%, 12% and 11% of revenues in 2004, 2005 and 2006, respectively. The Company’s five largest customers collectively accounted for approximately 56%, 49% and 43% of revenues in 2004, 2005 and 2006, respectively. The decommitment from any major customer for products, or the loss of or default by any of these major customers could have an adverse effect upon the Company’s financial position, results of operations and cash flows. The Company mitigates the concentration of credit risk in trade receivables through the Company’s credit evaluation process, credit policies, credit control and collection procedures.
      Cash and cash equivalents are deposited with financial institutions primarily in Singapore, South Korea, China, Malaysia, British Virgin Islands, Taiwan and the United States of America. Deposits in the financial institutions may exceed the amount of insurance provided on such deposits, if any. The Company utilizes forward contracts to protect against the effects of foreign currency fluctuations. Such contracts involve the risk of non-performance by the counterparty, which could result in a material loss. The Company has not experienced any losses to date from instruments held with financial institutions.
      South Korean, Chinese and Malaysian foreign currency exchange regulators may place restrictions on the flow of foreign funds into and out of those countries. The Company is required to comply with these regulations when entering into transactions in foreign currencies in South Korea, China and Malaysia.
     (j) Cash and Cash Equivalents
      Cash equivalents consist of highly liquid investments that are readily convertible into cash and have original maturities of three months or less. Cash and cash equivalents consisted of cash, deposit accounts, money market funds and foreign government treasury bills at December 31, 2006.
     (k) Restricted Cash
      Restricted cash consists of time deposits and government bonds held in connection with foreign regulatory requirement and as collateral for bank loans. As of December 25, 2005 and December 31, 2006, there were $376 and $nil of short-term restricted cash and $2,232 and $981 of long-term restricted cash, respectively.
     (l) Derivative Instruments and Hedging Activities
      The Company recognizes all derivatives as either assets or liabilities in the statement of financial position and measures those instruments at fair value. Changes in the fair value of those instruments will be reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of derivatives and the effect on the consolidated financial statements will depend on the derivatives’ hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair values of cash flows of the asset or liability hedged.
      The Company has established risk management policies for committed or forecasted exposures to protect against volatility of future cash flows. These programs reduce, but do not always entirely eliminate, the impact of the currency exchange or commodity price movements.

III-11

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. Dollars (except per share data) — (Continued)
      In 2005 and 2006, the Company entered into foreign currency forward contracts to protect the Company from fluctuations in exchange rates. At December 25, 2005, and December 31, 2006, the Company had a series of foreign currency forward contracts qualifying as cash flow hedges with total contract value of approximately $68,000 and $147,000, respectively. In 2005, the Company entered into a series of gold forward contracts qualifying as cash flow hedges with total contract value of approximately $7,000 to reduce exposure of the commodity price risk related to gold usage in the cost of materials. The duration of these instruments are generally less than 12 months. At December 31, 2006, the Company had realized and unrealized gain of $3,157 and $3,058, respectively, on its foreign currency forward contracts. At December 25, 2005, the Company had realized and unrealized gain of $3,143 and $133, respectively, on its foreign currency forward and gold forward contracts. Certain foreign currency forward contracts to economically hedge certain committed exposures are not designated as hedges. Accordingly, the changes in fair value of these foreign currency forward contracts are reported in earnings.
     (m) Marketable Securities
      Marketable securities at December 25, 2005 and December 31, 2006 consist of corporate debt securities and certificates of deposits denominated in U.S. dollars, Singapore dollars, Chinese Renminbi and New Taiwan dollars. The Company classifies its securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which the Company has the ability and intent to hold the security until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale.
      Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect if any, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive loss until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis.
      A decline in the market value of individual available-for-sale or held-to-maturity securities below cost that is deemed to be other than temporary results in a reduction in its carrying amount to fair value, with the impairment charged to earnings and a new cost basis for the security being established. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned.
     (n) Inventories
      Inventories are stated at the lower of standard cost, which approximates actual cost determined on the weighted average basis, or market value. The Company generally does not take ownership of customer supplied semiconductors, and accordingly does not include them as part of the Company’s inventories.
     (o) Equity Method Investments
      Investments in entities in which the Company can exercise significant influence, but owns less than a majority equity interest are accounted for using the equity method of accounting. The Company’s unrealized profit arising from sales by the Company to equity method investee are eliminated to the

III-12

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. Dollars (except per share data) — (Continued)
extent of the Company’s ownership. In 2006, the Company acquired a 25% shareholding in Micro Assembly Technologies Limited (“MAT”) for $10,154.
     (p) Business Combination
      Business combinations are accounted for using the purchase method accounting. Business combinations which are accounted for under the purchase method accounting include the results of operations of the acquired business from the effective date of acquisition. Any excess of the purchase price over estimated fair values of the net assets acquired is recorded as goodwill.
     (q) Goodwill
      The Company tests goodwill for impairment on an annual basis in the designated quarters for its different reporting units, and whenever circumstances indicate the carrying value of the goodwill may have been impaired. The impairment test is performed by first comparing the fair value of the applicable reporting unit to its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second step of the impairment test is performed to determine the amount of impairment loss, if any. The second step of the test involves the comparison of the implied fair value of the goodwill to its carrying value. If the carrying value of reporting unit goodwill exceeds its implied fair value, an impairment loss is recognized for an amount equal to the excess. The implied fair value of reporting unit is determined in the same manner as the amount of goodwill recognized in a purchase business combination.
      The estimates of fair value of a reporting unit are determined using various valuation techniques with the primary technique being a discounted cash flow analysis. A discounted cash flow analysis requires the Company to make various judgmental assumptions including assumptions about future cash flows, growth rates and discount rates. The assumptions about future cash flows and growth rates are based on the Company’s budget and long-term plans. In estimating fair values of its reporting units, the Company also uses comparable market analyses.
     (r) Intangible Assets
      The Company acquires patent rights and technology licenses from other companies for use in its processes. Cost of the technology licenses is amortized over the shorter of the useful life or license period. In addition, intangible assets acquired in business combinations accounted for under the purchase method of accounting are recorded at fair value on the Company’s consolidated balance sheet at the date of acquisition. In connection with the merger with ChipPAC, the cost of intangible assets acquired comprising tradenames, technology, intellectual property and customer relationships, software and licenses, were recorded based on the fair values of those intangible assets on August 5, 2004 based on management’s estimate of the fair value of these intangible assets. Management considered a number of factors when estimating fair value, including appraisals, discounted cash flow analysis, estimated royalty rates and appropriate market comparables.
      Acquired intangible assets are stated at cost less accumulated amortization. Amortization is calculated on the straight-line method over the following periods:

Tradenames	7 years
Technology and intellectual property	10 years
Customer relationships	2 years
Software and licenses	3 to 5 years

III-13

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. Dollars (except per share data) — (Continued)
     (s) Property, Plant and Equipment
      Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line method over the following periods:

Land use rights	50 to 99 years
Building, mechanical and electrical installation	3 to 25 years
Equipment	2 to 8 years
      No depreciation is provided on property, plant and equipment under installation or construction and freehold land. Repairs and replacements of a routine nature are expensed, while those that extend the life of an asset are capitalized.
      Plant and equipment under capital leases are stated at the present value of minimum lease payments and are amortized straight-line over the estimated useful life of the assets.
     (t) Long-Lived Assets
      The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Recoverability of a long-lived asset is measured by a comparison of the carrying amount to the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If such asset is considered to be impaired, the impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value.
      For long-lived assets held for sale, the carrying value is measured at the lower of its carrying amount or fair value less cost to sell and depreciation is ceased. Long-lived assets to be abandoned will be considered held and used until it is disposed of.
     (u) Comprehensive Income (Loss)
      The Company applies SFAS No. 130, “Reporting Comprehensive Income” with respect to reporting and presentation of comprehensive income (loss) and its components in a full set of financial statements. Comprehensive income (loss) consists of net income, foreign currency translation adjustments and unrealized gain or loss on available-for-sale marketable securities and hedging instruments, and is presented in the consolidated statements of comprehensive income (loss).
     (v) Revenue Recognition
      Revenue is derived primarily from wafer probe and bumping, packaging and testing of semiconductor integrated circuits. Net revenues represent the invoiced value of services rendered net of returns, trade discounts and allowances, and excluding goods and services tax.
      Revenue is recognized when there is evidence of an arrangement, fees are fixed or determinable, collectibility is reasonably assured, the service has been rendered, the revenue to be recognized is billable under the terms of the arrangement and not contingent upon completion of undelivered services, and, where applicable, delivery has occurred and risk of loss has passed to the customer. Such policies are consistent with the provisions in Securities Exchange Commission’s Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements”.
      The Company’s sales arrangement include probe, bumping, packaging or test services sold on a standalone basis, as well as multiple-element arrangements where probe, bumping, packaging, test, and in some cases, pre-production and post-production services are provided together. Where

III-14

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. Dollars (except per share data) — (Continued)
arrangements provide for multiple elements, elements are either combined into one single unit of accounting or treated as separate units of accounting depending on whether certain specified criteria are met. Revenue is allocated to each unit of accounting based on fair value, determined by reference to prices of services sold on a standalone basis.
      The Company generally does not take ownership of customer supplied semiconductors as these materials are sent to the Company on a consignment basis. Accordingly, the values of the customer supplied materials are neither reflected in revenue nor in cost of revenue.
      Provisions are made for estimates of potential sales returns and discounts allowance for volume purchases and early payments and are recorded as a deduction from gross revenue based upon historical experience and expectations of customers’ ultimate purchase levels and timing of payment. Actual revenues may differ from estimates if future customer purchases or payment timing differ, which may happen as a result of changes in general economic conditions, market demand for the customers’ products, or by customers’ desire to achieve payment timing discounts. Actual returns and discounts have not historically been significantly different from estimates. In addition, specific returns and discounts are provided for at the time their existence is known and the amounts are estimable.
      The following sets forth the percentage of net revenues by packaging products group and testing services:

	Year Ended

	December 31,	December 25,	December 31,
	2004	2005	2006

Revenue
— packaging — array	40.6%	50.2%	55.5%
— packaging — leaded	20.9	22.0	18.3
— test and other services	38.5	27.8	26.2

Total	100.0%	100.0%	100.0%

      Provisions are made for collectibility of accounts receivable when there is doubt as to the collectibility of individual accounts. Collectibility is assessed based on the age of the balance, the customer’s historical payment history, its current credit-worthiness and current economic trends.
     (w) Grants
      Asset-related government grants consist of grants for the purchase of equipment used for research and development activities. Asset-related grants are presented in the consolidated balance sheet as deferred grants and are credited to income on the straight-line basis over the estimated useful lives of the relevant assets.
      Income-related government grants are subsidies of training and research and development expenses. Income-related grants are credited to income when it becomes probable that expenditures already incurred will constitute qualifying expenditures for purposes of reimbursement under the grants, which is typically substantially concurrent with the expenditures.
      There are no restrictions on transferring technology or manufacturing products developed with government grants.

III-15

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. Dollars (except per share data) — (Continued)
     (x) Share-Based Compensation
      Share-based compensation represents the cost related to share-based awards made to employees and directors. Effective December 26, 2005, the Company adopted the provisions of SFAS No. 123(R), “Share-Based Payment” (“SFAS 123(R)”), which requires the measurement of share-based compensation expense for all share-based payment awards based on estimated fair value. The Company measures grant-date fair value estimates, and recognizes the share-based compensation expense on a graded vesting basis net of estimated forfeitures over the requisite service period. Prior to December 26, 2005, the Company measured share-based employee compensation expense in accordance with the intrinsic method of APB No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and its related interpretations, and included pro forma information in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) as amended by SFAS No. 148, “Accounting for Stock-Based Compensation  — Transition and Disclosure”.
      In March 2005, the Securities and Exchange Commission released SEC Staff Accounting Bulletin No. 107, “Share-Based Payment” (“SAB 107”). SAB 107 contains interpretive guidance related to the interaction between SFAS 123(R) and certain SEC rules and regulations, as well as provides the SEC’s views regarding the valuation of share-based payment. The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R). At December 31, 2006, the Company has four share-based compensation plans, which are more fully described in Note 23.
     (y) Employee Benefit Plans
      Winstek operates a defined benefit retirement plan for a substantial portion of its employees in Taiwan in accordance with the Labor Standards Law in Taiwan. Pension benefits are generally based on years of service and average salary for the six months prior to the approved retirement date. Winstek revised its contribution in 2006 from 2% to 6% of eligible wages and salaries on a monthly basis to a pension fund maintained with the Central Trust of China, as required by the Labor Standards Law. At each year end, Winstek actuarially determines pension benefit costs and obligations using the projected unit credit method, and the amounts calculated depend on a variety of assumptions. These assumptions include discount rates, rates for expected returns on plan assets, mortality rates and retirement rates. The funding of the pension plan is determined in accordance with statutory funding requirements. Winstek is obligated to make up any shortfall in the plan’s assets in meeting the benefits accrued to the participating staff. As at December 31, 2006, there was no shortfall in the plan’s assets. Total pension plan expenses in 2004, 2005 and 2006 were approximately $76, $55 and $5, respectively.
      STATS ChipPAC, Inc. and STATS ChipPAC Test Services, Inc. have a 401(k) savings plan where the Company matches 50% of employee contributions up to 6% of eligible employee compensation. The Company’s matching contributions under the 401(k) plan were $320, $395 and $457 in 2004, 2005 and 2006, respectively. The matching contributions are accrued monthly and adjusted when the actual amounts are calculated. The expenses relating to the plan are $15 per person per quarter and are accrued on a monthly basis. Returns of the 401(k) plan from investments in mutual funds are calculated daily by an external administrator who administers the plan.
      Employees with more than one year of service are entitled to receive a lump-sum payment upon termination of their employment with STATS ChipPAC Korea Ltd. (“STATS ChipPAC Korea”), based on their length of service and rate of pay at the time of termination. Accrued severance benefits are adjusted annually for all eligible employees based on their employment as of balance sheet date. In accordance with the National Pension Act of South Korea, a certain portion of severance benefits has been deposited with the Korean National Pension Fund and deducted from accrued severance benefits. The amount contributed will be refunded to employees from the Korean National Pension Fund upon

III-16

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. Dollars (except per share data) — (Continued)
retirement. Annual severance benefits expense charged to operations is based upon the change in the accrued severance benefits payable at the balance sheet date. The expense for severance benefits for the period from August 5, 2004 to December 31, 2004 and for the years ended December 25, 2005 and December 31, 2006 were approximately $1,793, $6,333 and $9,119, respectively.
      The Company participates in a number of defined contribution retirement benefit plans in certain countries of operations. Contributions are based on a percentage of each eligible employee’s salary and are expensed as the related salaries are incurred. The Company incurred expenses of approximately $7,226, $10,711 and $12,849 with respect to these retirement plans in 2004, 2005 and 2006, respectively.
     (z) Operating Leases
      Rental payments under operating leases are expensed on a straight-line basis over the periods of the respective leases.
     (aa) Product Warranties
      The Company guarantees that work performed will be free from any defects in workmanship, materials and manufacture generally for a period ranging from three to twelve months to meet the stated functionality as agreed to in each sales arrangement. Products are tested against specified functionality requirements prior to delivery, but the Company nevertheless from time to time experiences claims under its warranty guarantees. The Company accrues for estimated warranty costs under those guarantees based upon historical experience, and for specific items at the time their existence is known and the amounts are determinable. Warranty costs incurred in 2004, 2005 and 2006 were insignificant.
     (bb) Research and Development
      Research and development costs are expensed as incurred.
     (cc) Income Taxes
      Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the financial statements and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for loss carryforwards and other deferred tax assets where it is more likely than not that such loss carryforwards and deferred tax assets will not be realized.
     (dd) Net Income (Loss) Per Share
      Basic net income (loss) per share is computed using the weighted average number of ordinary shares outstanding. Diluted net income (loss) per share is computed using the weighted average number of ordinary shares outstanding and dilutive potential ordinary shares from the assumed exercise of share options outstanding during the period, if any, using the treasury stock method plus other potentially dilutive securities outstanding, such as convertible notes.
      The Company excluded certain potentially dilutive securities for each period presented from its diluted net income (loss) per share computation because either the exercise price of the securities

III-17

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. Dollars (except per share data) — (Continued)
exceeded the average fair value of the Company’s ordinary shares or the Company had net losses, and therefore these securities were anti-dilutive.
      A summary of the excluded potentially dilutive securities outstanding and the range of related exercise prices follows:

	December 31,	December 25,	December 31,
	2004	2005	2006

Convertible debt	369,235	287,999	82,454
Share options	131,997	124,175	103,508
      The conversion price of convertible debt outstanding was approximately $0.93 to $1.87 per share (equivalent to approximately $9.30 to $18.70 per ADS) as of December 31, 2006. The weighted average exercise prices of share options outstanding were approximately $1.01, $1.01 and $0.99 (equivalent to $10.10, $10.10 and $9.90 per ADS) as of December 31, 2004, December 25, 2005 and December 31, 2006, respectively. The excluded share options have per share exercise prices ranging from approximately $0.14 to $3.99 (equivalent to $1.40 to $39.90 per ADS) as of December 31, 2004 and December 25, 2005 and $0.68 to $3.99 (equivalent to $6.80 and $39.90 per ADS) as of December 31, 2006.
      The following is a reconciliation of the numerators and denominators of the basic and diluted net income (loss) per ordinary share computations for the periods presented below:

	Year Ended

	December 31,	December 25,	December 31,
	2004	2005	2006

Net income (loss)	$(467,723)	$(26,311)	$76,808
Adjusted net income (loss)	(467,723)	(26,311)	79,058
Weighted average number of ordinary shares outstanding (basic)	1,428,954	1,961,950	1,991,110
Weighted average dilutive shares from share plans	—	—	8,564
Weighted average dilutive convertible notes	—	—	161,871

Weighted average number of ordinary shares and equivalent ordinary shares outstanding (diluted)	1,428,954	1,961,950	2,161,545

     (ee) New Accounting Pronouncements
      In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment” (“SFAS 123(R)”). This statement revises SFAS No. 123, “Accounting for Stock-Based Compensation,” amends SFAS No. 95, “Statement of Cash Flows,” and supersedes APB No. 25, “Accounting for Stock Issued to Employees.” SFAS 123(R) requires companies to apply a fair-value based measurement method in accounting for share-based payment transactions with employees and to record compensation expense for all share awards granted, and to awards modified, repurchased or cancelled after the required effective date. In addition, companies are required to record compensation expense (as previous awards continue to vest) for the unvested portion of previously granted awards that remain outstanding at the date of adoption. SFAS 123(R) is effective for annual periods beginning after June 15, 2005, which is the Company’s fiscal 2006. In March 2005, the Securities and Exchange Commission released SEC Staff Accounting Bulletin No. 107, Share-Based Payment (“SAB 107”). SAB 107 contains

III-18

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. Dollars (except per share data) — (Continued)
interpretive guidance related to the interaction between SFAS 123(R) and certain SEC rules and regulations, as well as provides the SEC’s views regarding the valuation of share-based payment arrangements for public companies. SAB 107 also highlights the importance of disclosures made related to the accounting for share-based payment transactions.
      The adoption of SFAS 123(R) had a material impact on our consolidated financial statements for the year ended December 31, 2006, and is expected to continue to materially impact our financial statements in the foreseeable future. See note 23 below for more information on the impact of the adoption of SFAS 123(R).
      In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 is an interpretation of SFAS No. 109, “Accounting for Income Taxes”, and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return. In addition, FIN 48 requires expanded disclosure with respect to the uncertainty in income taxes and is effective for fiscal year beginning after December 15, 2006. The Company is currently evaluating the impact, if any, that FIN 48 will have on the consolidated financial statements.
      In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Earlier adoption is permitted, provided the company has not yet issued financial statements, including for interim periods, for that fiscal year. The Company is currently evaluating the impact of SFAS 157, but do not expect the adoption of SFAS 157 to have a material impact on the Company’s consolidated financial statements.
      In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (“SFAS 158”). This standard requires employers to recognize the underfunded or overfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in the funded status in the year in which the changes occur through accumulated other comprehensive income, which is a component of stockholders’ equity. The new reporting requirements and related new footnote disclosure rules of SFAS 158 are effective for fiscal years ending after December 15, 2006. The adoption of SFAS 158 does not have a material impact on the Company’s consolidated financial statements. Additionally, SFAS 158 requires employers to measure the funded status of a plan as of the date of its year-end statement of financial position effective for fiscal year ending after December 15, 2008.

2.	Related Party Transactions
      As of December 31, 2006, Temasek Holdings, through its wholly-owned subsidiary, Singapore Technologies Semiconductors Pte Ltd (“STSPL”), beneficially owns approximately 36% of the Company’s outstanding ordinary shares. Singapore Technologies Pte Ltd (“STPL”), a wholly-owned subsidiary of Temasek Holdings, was the holding company of STSPL prior to a restructuring completed on December 31, 2004 pursuant to which all the assets of STPL were transferred to Temasek Holdings.
      The Company’s operations in Singapore are conducted in a building constructed on land held on a long-term operating lease from a statutory board of the Government of Singapore. The lease is for a 30-year period commencing March 1, 1996 and is renewable for a further 30 years subject to the fulfillment of certain conditions.

III-19

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. Dollars (except per share data) — (Continued)
      STPL previously provided management and corporate services to the Company. Under a service agreement effective January 1, 2000, annual management fees were payable for the provision of specified services on mutually agreed terms which the Company believed approximated the cost of providing those services. The fees were subjected to review by the parties every three years. The service fee expense amounted to $1,146 in 2004. The service agreement was terminated on December 31, 2004.
      The Company has contracts with Chartered Semiconductor Manufacturing Ltd (“Chartered”), majority owned by Temasek Holdings through STSPL, to provide wafer sort, packaging and test services and priority usage of the Company’s testers in return for minimum loads and orders. Net revenues earned from Chartered in 2004, 2005 and 2006 were $18,537, $12,647 and $11,109, respectively.
      The Company also engages in transacting with other companies, directly or indirectly controlled by Temasek Holdings, in the ordinary course of business. These transactions which include transactions for gas, water and electricity, facilities management, transportation and telecommunication services are at their prevailing market rates or prices and on customary terms and conditions. These expenses amounted to $24,095, $14,672 and $18,375 in 2004, 2005 and 2006, respectively.
      The amounts owing by (to) affiliates were as follows:

	December 25,	December 31,
	2005	2006

Amounts due from affiliates
Accounts receivable, net of allowance for sales returns	$6,810	$2,506

Amounts due to affiliates
Accounts payable	$(62)	$(45)

      In 2006, the Company entered into an agreement to sell packaging and test equipment related to specific low lead count packages to Wuxi CR Micro-Assembly Technology Ltd. (“ANST”) for $35,000 payable over 4 years and a performance-based contingent earn-out of $5,000. ANST is a wholly owned subsidiary of MAT, of which the Company has a 25% shareholding. As a result of the planned sale of these assets to ANST, the Company has separately classified the related assets of $28,688 to assets held for sale, a component of other non-current assets. During 2006, $2,429 of the related assets have been transferred to ANST and $430 of gain has been recognized in year ended December 31, 2006. In addition to the transfer of assets, the Company entered into an agreement to provide sales and technical support to ANST on a quarterly commission basis from 2007 to 2009.

III-20

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. Dollars (except per share data) — (Continued)

3.	Cash and Cash Equivalents
      Cash and cash equivalents consist of the following:

	December 25,	December 31,
	2005	2006

Cash at banks and on hand	$29,126	$62,551
Cash equivalents
Bank fixed deposits	153,991	77,309
Money market funds	39,891	30,039
Foreign government treasury bills	1,712	1,558

	$224,720	$171,457

4.	Marketable Securities
      Marketable securities consist of the following:

	December 25, 2005				December 31, 2006

		Gross	Gross			Gross	Gross
	Amortized	Unrealized	Unrealized	Fair	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value	Cost	Gains	Losses	Value

Available-for-sale corporate debt securities	$27,562	$—	$(1,027)	$26,535	$61,521	$35	$(1,072)	$60,484

Held-to-maturity certificates of deposit	$8,916	$—	$—	$8,916	$—	$—	$—	$—

      Maturities of marketable securities (at fair value) are as follows:

	December 25,	December 31,
	2005	2006

Marketable securities:
Due in one year or less	$17,648	$45,126
Due after one year through five years	17,803	15,358

	$35,451	$60,484

      Gross realized gains and losses in 2004 were $86 and $623, respectively. Gross realized gains and losses in 2005 were $nil and $nil, respectively. Gross realized gains and losses in 2006 were $5 and $nil, respectively. Proceeds from the sales or maturities of available-for-sale marketable securities during 2004, 2005 and 2006 were $177,184, $16,513 and $56,232, respectively.

III-21

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. Dollars (except per share data) — (Continued)
5.     Accounts Receivable
      Accounts receivable consists of the following:

	December 25,	December 31,
	2005	2006

Accounts receivable — third parties	$243,830	$247,185
Allowance for sales returns	(2,840)	(3,406)

	$240,990	$243,779

      Movements in the allowance for sales returns are as follows:

	Year Ended

	December 31,	December 25,	December 31,
	2004	2005	2006

Beginning	$1,362	$1,899	$2,840
Utilized during the year	(4,511)	(1,094)	—
Charged during the year	5,048	2,517	3,034
Writeback during the year	—	(482)	(2,468)

Ending	$1,899	$2,840	$3,406

6.     Other Receivables
      Other receivables consist of the following:

	December 25,	December 31,
	2005	2006

Deposits and staff advances	$1,229	$718
Grants receivable	1,313	—
Forward contract receivable	1,051	196
Taxes receivable	3,796	2,533
Other receivables	3,947	3,528

	$11,336	$6,975

7.     Inventories
      Inventories consist of the following:

	December 25,	December 31,
	2005	2006

Raw materials	$63,079	$88,339
Work-in-progress	15,727	19,395
Finished goods	677	3,880

	$79,483	$111,614

III-22

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. Dollars (except per share data) — (Continued)
8.     Prepaid Expenses and Other Assets
      Prepaid expenses and other current assets consist of the following:

	December 25,	December 31,
	2005	2006

Leasing prepayments	$10,054	$11
Other prepayments and assets	9,543	14,035
Deferred income tax assets	1,425	289
Loans to a vendor	5,329	4,029

	$26,351	$18,364

      Prepaid expenses and other non-current assets consist of the following:

	December 25,	December 31,
	2005	2006

Leasing prepayments	$2,623	$—
Deferred income tax assets	38,879	39,028
Other deposits	289	285
Loans to a vendor	8,441	4,412
Debt issuance cost, net of accumulated amortization of $3,026 and $5,397	10,895	9,510
Assets held for sale	—	26,259
Others	2,070	4,146

	$63,197	$83,640

      Leasing prepayments represent prepayments of lease rental obligations for certain plant and machinery leased under sale and lease-back arrangements.
      The Company extended $5,000 and $15,000 loans to a vendor in June 2003 and January 2004, respectively, to secure a specified minimum quantity of substrates up to December 2008. The loans are interest-free and are collateralized by equipment purchased by the loan monies, mortgage on the factory of the vendor and 2,400 shares of the vendor. The loans of $5,000 and $15,000 are repayable in quarterly installments of $450 and $882 up to June 2007 and December 2008, respectively. During the year ended December 31, 2006, $5,329 was repaid.

III-23

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. Dollars (except per share data) — (Continued)
9.     Property, Plant and Equipment
      Property, plant and equipment consist of the following:

	December 25,	December 31,
	2005	2006

Cost:
Freehold land	$5,857	$5,972
Land and land use rights	19,864	19,864
Buildings, mechanical and electrical installation	170,206	236,179
Equipment	1,660,504	1,880,982

Total cost	$1,856,431	$2,142,997

Total accumulated depreciation	$749,400	$950,167

Property, plant and equipment, net	$1,107,031	$1,192,830

      Depreciation charged to results of operations, including depreciation related to assets under capital leases, amounted to $163,975, $195,923 and $229,067 in 2004, 2005 and 2006, respectively.
      In the third quarter of 2004, following the consummation of the merger, the Company adopted ChipPAC’s policy to depreciate equipment on a straight-line basis over 8 years, from 5 years previously. The impact of this change was depreciation savings of $23,373 in 2004. The change resulted in an increase in net income of $19,698, net of tax effects of $3,675. This also resulted in a decrease in loss per share and ADS by $0.01 and $0.14, respectively, in 2004.
      The Company routinely reviews the remaining estimated useful lives of its equipment to determine if such lives should be adjusted due to the likelihood of technological obsolescence arising from changes in production techniques or in market demand for the use of its equipment. However, due to the nature of the packaging and testing operations, which may include sudden changes in demand in the end markets, and due to the fact that certain equipment is dedicated to specific customers, the Company may not be able to accurately anticipate declines in the utility of its equipment.
      Land use rights represent payments to secure, on a fully-paid up basis, the use of properties where the Company’s facilities are located in Shanghai, China and Kuala Lumpur, Malaysia for a period of 50 and 99 years, respectively. The land use rights expire in the year 2044 for Shanghai, China and in the year 2086 for Kuala Lumpur, Malaysia. The Company’s Singapore facilities are located in a building constructed on land held on a 30-year operating lease which is renewable for a further 30-year period subject to the fulfillment of certain conditions. The facilities in Hsin-Chu Hsien, Taiwan are located on a freehold land.
      Included in property, plant and equipment are equipment acquired under capital lease at a cost of $20,406 and $20,891 as of December 25, 2005 and December 31, 2006, respectively. The accumulated depreciation for these leased assets as of December 25, 2005 and December 31, 2006 amounted to $3,775 and $6,397, respectively.

III-24

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. Dollars (except per share data) — (Continued)
10.     Intangible Assets
      Intangible assets consist of the following:

	December 25, 2005			December 31, 2006

	Gross	Accumulated	Net	Gross	Accumulated	Net
	Assets	Amortization	Assets	Assets	Amortization	Assets

Tradenames	$7,700	$(1,558)	$6,142	$7,700	$(2,658)	$5,042
Technology and intellectual property	32,000	(4,533)	27,467	32,000	(7,733)	24,267
Customer relationships	99,300	(70,338)	28,962	99,300	(99,300)	—
Software, licenses and others	18,528	(8,319)	10,209	24,855	(12,318)	12,537

	$157,528	$(84,748)	$72,780	$163,855	$(122,009)	$41,846

      Amortization expense related to finite-lived intangible assets is summarized as follows:

	Year Ended

	December 31,	December 25,	December 31,
	2004	2005	2006

Tradenames	$458	$1,100	$1,100
Technology and intellectual property	1,333	3,200	3,200
Customer relationships	20,688	49,650	28,962
Software, licenses and others	2,229	4,265	3,988

	$24,708	$58,215	$37,250

      Finite-lived intangible assets are generally being amortized over estimated useful lives of two to ten years. Estimated future amortization expense as of December 31, 2006 is summarized as follows:

2007	$7,592
2008	7,069
2009	6,237
2010	4,995
2011	4,281
Thereafter	11,672

Total	$41,846

III-25

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. Dollars (except per share data) — (Continued)
11.     Goodwill
      The changes in the carrying value of goodwill are as follows:

	December 25,	December 31,
	2005	2006

Beginning	$523,598	$522,625
Purchase adjustments	(973)	(9,113)

Ending	$522,625	$513,512

      As of December 31, 2006, the Company had goodwill of $2,209 related to the acquisition of Winstek and $511,303 related to the acquisition of ChipPAC. In 2005, purchase adjustments of $973 related to the cost of acquisition of $453 and fair value of liabilities acquired of $520 were recorded. In 2006, purchase adjustments of $9,113 related to the deferred taxes valuation were recorded.
      Pursuant to business combination accounting rules, the goodwill associated with the acquisition of ChipPAC was recorded based on share prices at the time the merger was announced. The Company performed its annual test for impairment of goodwill related to ChipPAC during the fourth quarter of 2004, 2005 and 2006. Goodwill was allocated to reporting units associated with the Company’s acquisitions.
      In 2005 and 2006, the Company performed its annual test for impairment and determined that the fair value of the reporting units exceeds their carrying value, and therefore goodwill was not impaired.
      The annual impairment review completed in 2004 indicated that the reported book value of the ChipPAC reporting units exceeded its fair value, with the determination of fair value supplemented by independent appraisal using a combination of discounted cash flows and market multiples methodologies. The Company believed that the decline in the fair values of the ChipPAC reporting units in 2004 were primarily due to:-

(a) longer than expected slow-down in the industry beginning late 2004 as customers corrected excess inventory position. This reduction in demand, coupled with the competitive pressures in the packaging and testing business had affected the short-term earnings expectation of the Company; and

(b) a revision of the industry outlook beyond 2005 as compared to the time the merger was announced.
      The Company compared the fair values of the ChipPAC reporting units to the fair values of their tangible and identifiable intangible net assets for purposes of determining the implied fair value of goodwill in 2004. Upon completion of the assessment, the Company recorded a non-cash impairment charge of $453,000 to reduce the carrying value of goodwill related to the acquisition of ChipPAC to its estimated fair value of $521,389 in 2004.
12.     Business Combination
      On August 5, 2004, STATS and ChipPAC consummated the previously announced merger which resulted in ChipPAC becoming a wholly-owned subsidiary of STATS. The transaction had been accounted for using the purchase method. ChipPAC is a full portfolio provider of semiconductor packaging, design, test and distribution services. By combining the testing expertise of STATS with the packaging expertise of ChipPAC, STATS ChipPAC offers its global customers one of the broadest portfolios of comprehensive end-to-end packaging and test services in the semiconductor industry.

III-26

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. Dollars (except per share data) — (Continued)
      The number of STATS ChipPAC ADSs issued pursuant to the merger was 86,190,753, determined based upon the exchange ratio of 0.87 STATS ADS for each share of ChipPAC Class A common stock and the number of outstanding shares of ChipPAC Class A common stock as of August 5, 2004. The average market price per STATS ADS of $12.402 is based upon an average of the closing prices for a range of trading days (February 8 through 12, 2004) around February 10, 2004, the date on which the merger was announced.
      The fair values of STATS ChipPAC substitute options, both vested and unvested, were determined using a Black-Scholes valuation model with the following assumptions: no dividend yield, an expected volatility of 62.47%, and a risk-free interest rate of 3.12%. The model assumed an expected life of five to seven years for vested and unvested options.
      The number of STATS ChipPAC ordinary shares that were subjected to STATS ChipPAC substitute options in connection with the merger was 76,492,951, based upon the total number of shares of ChipPAC Class A common stock subjected to outstanding ChipPAC options as of August 5, 2004, at an exercise price range of $0.15 to $1.47 per STATS ChipPAC ordinary share.
      Based on the above, the estimated total purchase price of the ChipPAC acquisition was as follows:

Value of STATS ChipPAC ADSs issued	$1,068,955
Value of STATS ChipPAC substitute options	74,548

Total value of STATS ChipPAC securities	1,143,503
Estimated direct transaction costs	9,369

Total estimated purchase price	$1,152,872

      Under the purchase method of accounting, the total estimated purchase price as shown in the table above was allocated to ChipPAC’s net tangible and identifiable intangible assets based on their estimated fair values as at merger date. In determining the price allocation, management considered, among other factors, its intention for use of acquired assets as well as historical demand and estimates of future demand for ChipPAC’s products and services. Based on these assumptions, the estimated purchase price was allocated as follows:

Current and other assets	$170,332
Property, plant and equipment	447,568
Current liabilities	(161,203)
Long-term debts	(375,519)
Other long-term liabilities	(51,924)

Net assets	29,254
Amortizable intangible assets:
Tradenames	7,700
Technology and intellectual property	32,000
Customer relationships	99,300
Software and licenses	8,218
Unearned compensation on unvested options	2,011
Goodwill	974,389

$1,152,872

III-27

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. Dollars (except per share data) — (Continued)
      Certain adjustments were made to goodwill subsequent to the acquisition date and are described in Note 11, Goodwill.
      Of the total estimated purchase price, an estimate of $29,254 had been allocated to net assets assumed and $147,218 had been allocated to amortizable identifiable intangible assets acquired. The final allocation of purchase price was subjected to adjustments as described in Note 11.
      The fair value of tangible assets was estimated primarily based on the cost and sales comparison approaches. In applying the cost approach, the replacement or reproduction cost estimates for the buildings, machinery and other equipment were based on indexed original costs or manufacturer reported replacement costs. Original historical cost data was segregated by appraisal class and year of acquisition, and indexed to estimated reproduction cost. Inflation trend factors were derived using indices from nationally recognized indexes. Replacement or reproduction costs were reduced by depreciation factors that reflect the estimated physical deterioration and functional obsolescence of assets. The sales comparison approach was used for tangible assets that have an active resale market. Similar assets recently sold or offered for sale were analyzed and their prices adjusted to reflect the difference between the comparable asset and the asset and the conditions of the sale to estimate the value of the acquired assets.
      The fair value assigned to intangible assets was estimated by discounting the estimated future cash flows of the intangibles assets to their present value. The cash flow estimates used for technology and intellectual property were based on estimates of product revenue and appropriate royalty rates (based on an analysis of rates for similar technologies and forecast product margins). The cash flow estimates used for customer relationships were based on estimates of revenue attributed to the current customers and the programs they have been qualified on as well as the profitability attributed to each customer related asset. The rate used to discount these net cash flows was determined after consideration of market returns on debt and equity capital, the weighted average return on invested capital, the nature of each asset and the risk associated with achieving the forecast.
      The fair value of the ChipPAC tradename was amortized on a straight-line basis over an estimated life of seven years. Technology and intellectual property were related to ChipPAC’s technology for ball grid array, lead-frame and chip scale package. The fair value of these assets was amortized on a straight-line basis over an average estimated life of ten years.
      Customer relationships represent those customers with which ChipPAC had current sales relationships. The fair value of these assets was amortized on a straight-line basis over an average estimated life of two years.
      The Company recorded $2,011 of unearned compensation on unvested options, in accordance with FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation”. This amount represents the intrinsic value of stock options assumed that is earned as the employees provide services over the next four years.
      Of the total estimated purchase price, $974,389 had been allocated to goodwill. Goodwill represents the excess of the purchase price of an acquired business over the fair value of the underlying net tangible and identifiable intangible assets. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill and intangible assets with indefinite lives resulting from business combinations will not be amortized but instead will be tested for impairment at least annually or more frequently if certain indicators are present.

III-28

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. Dollars (except per share data) — (Continued)
      The following pro forma financial information presents a summary of the results of operations of the Company assuming the merger was consummated on January 1, 2004. The pro forma financial information is not necessarily indicative of the operating results or financial position that would have occurred if the merger had been consummated on January 1, 2004, nor is it necessarily indicative of future operating results or financial position of the Company.

Year Ended
December 31,
2004

Revenues	$1,084,165
Net loss	(484,695)
Net loss per ordinary share:
Basic and diluted	$(0.25)
Net loss per ADS:
Basic and diluted	$(2.52)
      The pro forma financial information above included the following material, non-recurring charges: impairment of goodwill of $453,000 and merger related expenses of $5,399 in 2004.

13.	Accrued Operating Expenses
      Accrued operating expenses consist of the following:

	December 25,	December 31,
	2005	2006

Staff costs	$31,324	$33,957
Purchase of raw materials	25,082	10,875
Maintenance fees, license fees and royalties	5,378	2,828
Interest expense	7,780	7,553
Provision for vacation liability	4,732	3,299
Others	22,636	39,115

	$96,932	$97,627

14.	Income Taxes
      Income (loss) before income taxes consists of the following:

	Year Ended

	December 31,	December 25,	December 31,
	2004	2005	2006

Singapore	$6,674	$6,698	$951
Foreign	(462,675)	(16,880)	111,626

	$(456,001)	$(10,182)	$112,577

III-29

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. Dollars (except per share data) — (Continued)
      Income tax benefit (expense) consists of the following:

	Year Ended

	December 31,	December 25,	December 31,
	2004	2005	2006

Current tax:
Singapore	$7,283	$(72)	$—
Foreign	(172)	(373)	(5,935)

Total current tax	$7,111	$(445)	$(5,935)

Deferred tax:
Singapore	$(9,145)	$(617)	$(1,400)
Foreign	(5,860)	(8,627)	(18,424)

Total deferred tax	$(15,005)	$(9,244)	$(19,824)

	$(7,894)	$(9,689)	$(25,759)

      A reconciliation of the expected tax expense (benefit) at the Singapore statutory rate of tax to actual tax expense (benefit) is as follows:

	Year Ended

	December 31,	December 25,	December 31,
	2004	2005	2006

Income tax expense (benefit) computed at Singapore statutory rate of 20.0% (2005 and 2004: 20.0%)	$(91,200)	$(2,036)	$22,515
Non-deductible expenses, including goodwill impairment charges	91,488	1,989	4,892
Non-taxable income	(1,212)	(2,194)	(461)
Differences in tax rates	6,898	15,434	5,550
Effect of recognizing deferred tax assets at concessionary tax rate and tax credits	(13,199)	(6,539)	(13,926)
Change in statutory tax rate	—	—	(651)
Tax benefits from employee share option plans	—	(2,084)	(665)
Reinvestment allowance	(10,415)	(5,755)	(5,632)
Change in valuation allowance	23,137	30,133	9,114
Effect of tax loss carryforwards and unutilized capital allowance previously not recognized	—	(21,685)	—
Benefit of tax status change	(935)	—	—
Taxable foreign exchange adjustment	2,639	1,283	4,575
All other items, net	693	1,143	448

Income tax expense	$7,894	$9,689	$25,759

III-30

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. Dollars (except per share data) — (Continued)
      Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating loss, unutilized capital allowance and investment tax credit carryforwards. The tax effect of significant items comprising the Company’s deferred income tax assets and liabilities at December 25, 2005 and December 31, 2006 are as follows:

	December 25,	December 31,
	2005	2006

Deferred income tax assets:
Operating loss carryforwards	$34,787	$27,079
Investment, and research and development tax credits	50,136	57,804
Reinvestment allowance	29,336	34,968
Property, plant and equipment	32,551	32,185
Others	4,165	7,066

	150,975	159,102
Valuation allowance	(110,671)	(119,785)

	$40,304	$39,317

Deferred income tax liabilities:
Property, plant and equipment	$26,386	$34,147
Allowances and reserves	20,618	22,610

	47,004	56,757

Net deferred income tax assets (liabilities)	$(6,700)	$(17,440)

      In 2004, as part of the acquisition of ChipPAC, the Company acquired approximately $103,351 of net operating loss carryforwards, $32,185 of tax credit carryforwards and $47,023 of reinvestment allowance that were recognized as deferred tax assets upon acquisition. The Company established a valuation allowance of $53,973 against all of the net operating loss carryforwards and reinvestment allowance, and a portion of the Korean tax credit carryforwards. If utilized, these attributes will be treated as a reduction in acquired goodwill. In 2004, $5,916 of the South Korea tax credit carryforwards was utilized. In 2006, a further $9,113 of the South Korea and China net operating loss carryforwards and tax credit carryforwards was utilized.
      The deferred tax assets as of December 25, 2005 and December 31, 2006 arose principally as a result of the deferred tax benefit associated with operating loss carryforwards, investment, and research and development tax credits, reinvestment allowance and deductible temporary differences on property, plant and equipment. The Company recorded a valuation allowance of $110,671 and $119,785 as of December 25, 2005 and December 31, 2006, respectively, which represents an increase of $30,133 and $9,114 in 2005 and 2006, respectively, to reduce the assets to the amounts that the Company deemed, more likely than not, that the deferred tax asset will not be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, the Company establish a partial valuation

III-31

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. Dollars (except per share data) — (Continued)
allowance against its gross deferred tax assets to reduce the assets to the amount the Company deemed, more likely than not, to be recoverable.
      As at December 31, 2006, the Company has approximately $113,197 of tax loss carryforwards available to offset against future taxable income, certain amounts of which will expire in varying amounts from 2007 to 2024. Changes in stock ownership can result in a limitation on the amount of net operating loss that is available as carryforwards. The Company determined it had undergone such an ownership change in 2004 in connection with its merger with ChipPAC. In 2005, the limitations in connection with the merger with ChipPAC related to the carryforward of certain Singapore tax losses and capital allowances for offset against future taxable profits of the Company were waived by the Singapore tax authorities, subject to fulfillment of certain continuing conditions. Consequently, approximately $21,685 of such tax loss and capital allowance carryforwards were recognized as deferred tax assets in 2005. As at December 31, 2006, the Company has approximately $2,960 of tax deductions in the United States as a result of the exercise of employee share options reflected in net operating loss carryforwards and valuation allowance, of which the tax benefit has not been realized.
      As at December 31, 2006, the Company has approximately $7,969, $303,600, $49,834 and $134,493 of research and development, unutilized capital allowances, investment tax credits and reinvestment allowance, respectively, which can be used to offset income tax payable in future years. Certain credits will expire in varying amounts from 2007 through 2013.
      The Company’s pioneer trade was in an adjusted tax loss position due to the substantial amount of capital allowances claimed arising from capital expenditure on its plant and machinery and trade losses in certain years. As a result, the Company had not enjoyed any tax exemption in respect of its income arising from the pioneer activities. On the other hand, the Company had paid taxes in respect of its interest and rental income as losses arising from the pioneer trade cannot be set-off against the non-qualifying income during the pioneer incentive period due to the application of the law in respect of the pioneer incentive. In September 2004, the application for the revocation of the Company’s pioneer status granted from January 1, 1996 to December 31, 2003 under the Singapore Economic Expansion Incentives (Relief from Income Tax) Act, Chapter 86, for “Subcontract Assembly And Testing Of Integrated Circuits Including Wafer Probing Services” was approved by the Singapore Economic Development Board (“EDB”), an agency of the Government of Singapore. Accordingly, the Company recorded $5,039 of tax recoverable in 2004 related to expected tax refund of taxes paid previously on interest and rental income as the unutilized tax losses and capital allowances arising from the trading activities would then be allowed to set-off against the income derived in the previous years, of which $4,559 has been refunded in 2005. The remaining $480 has been refunded in 2006. The Company is in the process of working with the EDB for a new tax incentive for its Singapore operations.

15.	Short-Term Borrowings
      The short-term borrowings relate to the lines of credit with Shin Han Bank (formerly known as Cho Hung Bank), Hana Bank and the National Agricultural Cooperation Federation Bank in South Korea, with credit limits of $25,000, $5,000 and $14,000, respectively, and short-term borrowings from Mega Bank of $544. These facilities bore average interest rates of 4.8% and 4.6% in 2005 and 2006, respectively. As of December 25, 2005 and December 31, 2006, $16,891 and $592 were borrowed against these facilities, and $27,109 and $43,952 of unutilized South Korean lines of credit were available, respectively. These South Korean lines of credit are subject to annual review by the lenders for the continued use of the facilities.

III-32

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. Dollars (except per share data) — (Continued)

16.	Capital Leases
      Future minimum lease payments under capital leases for equipment as of December 31, 2006 are as follows:

Payable in year
2007	$3,729
2008	—
2009	—
2010	—
Thereafter	—

Total minimum obligations	3,729
Less amounts representing interest at rates ranging from 4.4% to 4.7% per annum	(49)

Present value of minimum obligations and current installments of obligations under capital lease	$3,680

      All leasing arrangements are for testers with 3-year terms. At the end of the lease term, the Company may choose to terminate, renew the lease or purchase the equipment at fair market value.

17.	Long-term Debts
      Long-term debts consist of the following:

	December 25,	December 31,
	2005	2006

1.75% convertible senior fixed-rate notes	$31,500	$31,500
0% convertible senior fixed-rate notes	115,000	115,000
2.5% convertible subordinated fixed-rate notes	150,000	150,000
8% convertible subordinated fixed-rate notes	50,000	—
6.75% senior fixed-rate notes	215,000	215,000
7.5% senior fixed-rate notes	150,000	150,000
U.S. dollars bank loan at floating rates	2,760	14,070
Taiwan dollar loans at floating rates	53,987	58,615
Taiwan dollar loans and commercial papers at fixed rates	10,866	2,859
Accrued yield-to-maturity interest on convertible notes	14,963	21,580

	794,076	758,624
Less current amounts	(18,651)	(61,101)

	$775,425	$697,523

      In March, 2002, the Company issued $200,000 of senior, unsecured and unsubordinated convertible notes due March 18, 2007 for net proceeds of $195,032. The convertible notes bear interest at the rate of 1.75% per annum payable semi-annually on March 18 and September 18 of each year and have a yield to maturity of 4.91%. At the maturity date, the Company will pay to the note holders 117.665% of the principal amount. The notes can be converted into the Company’s ordinary shares or, subject to certain limitations, ADSs, each of which currently represents ten ordinary shares, at a

III-33

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. Dollars (except per share data) — (Continued)
conversion price of S$3.408 per ordinary share (at a fixed exchange rate of US$1.00 = S$1.8215). The Company may elect to satisfy its obligations to deliver ordinary shares or ADSs through delivery of cash in accordance with the terms of the notes. The Company may redeem all or a portion of the convertible notes at any time on or after March 18, 2004 at a price to yield of 4.91% per annum to the redemption date if the Company’s shares or ADSs trade at or above 125% of the conversion price for a period of 20 trading days in any 30 consecutive trading day period. In 2004, the Company repurchased $16,500 aggregate principal of these convertible notes for $18,150 and recorded a loss of $266. In 2005, the Company repurchased a further $26,080 aggregate principal amount of these convertible notes for $28,796 and recorded a loss of $390. Holders of these convertible notes had the right to require the Company to repurchase all or a portion of their notes on March 18, 2005 at a price equal to 110.081% (to arrive at effective yield of 4.91%) of the principal amount of the notes being redeemed, plus any accrued and unpaid interest accrued to the date of redemption. In addition, upon the occurrence of certain repayment events, including a change in control, on or prior to March 18, 2007, each note holder may require the Company to repurchase all or a portion of such holder’s notes at a price to yield 4.91% per year to the redemption date. The Company received notices of demand for redemption of $125,920 aggregate principal amount of these convertible notes which the Company redeemed in March 2005 at a loss of $1,263. The Company financed the redemption from cash and short-term borrowings. In July 2005, the Company repurchased and cancelled $42,580 aggregate principal amount of these convertible notes. Following the redemption and cancellation, $31,500 aggregate principal amount of these convertible notes remained outstanding at December 31, 2006.
      On November 7, 2003, the Company issued $115,000 of senior, unsecured and unsubordinated convertible notes due November 7, 2008, for net proceeds of $112,345. The convertible notes have a yield to maturity of 4.25%. At the maturity date, the Company will pay to the note holders 123.4% of the principal amount, comprising principal and redemption interest. The notes can be converted into the Company’s ordinary shares or, subject to certain limitations, ADSs, each of which currently represents ten ordinary shares, at an initial conversion price of S$3.05 per ordinary share (equivalent to an initial number of 570.5902 ordinary shares per $1,000 principal amount of convertible notes, based on a fixed exchange rate of US$1.00 = S$1.7403). The Company may elect to satisfy its obligations to deliver ordinary shares or ADSs through delivery of cash in accordance with the terms of the notes. The Company may redeem all or a portion of the convertible notes at any time on or after November 7, 2006 at a price to yield of 4.25% per annum to the redemption date if the Company’s shares or ADSs trade at or above 130% of the conversion price for a period of 20 trading days in any 30 consecutive trading day period. The note holders may require the Company to repurchase all or a portion of their notes on November 7, 2007 at a price equal to 118.32% (to arrive at effective yield of 4.25%) of the principal amount of the notes being redeemed, plus any accrued and unpaid interest accrued to the date of redemption. In addition, upon the occurrence of certain repayment events, including a change in control, on or prior to November 7, 2008, each note holder may require the Company to repurchase all or a portion of such holder’s notes at a price to yield of 4.25% per year to the redemption date.
      The conversion price of the 1.75% convertible senior notes and zero coupon convertible senior notes may be subject to adjustments upon occurrence of the following: (1) on share distribution, share split or share consolidation; (2) on issue or distribution of the Company’s ordinary shares, or subsidiaries’ issue of any securities or rights which are convertible into or exchangeable for the Company’s ordinary shares, to all or substantially all holders of the Company’s ordinary shares for below the reasonable range of fair market value; (3) on issue or distribution to all or substantially all holders of the Company’s ordinary shares of warrants or rights to purchase or subscribe for the Company’s ordinary shares for below the reasonable range of fair market value; (4) on issue or distribution to all or substantially all holders of the Company’s ordinary shares of assets or other

III-34

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. Dollars (except per share data) — (Continued)
securities, including rights to acquire those assets or other securities, for below the reasonable range of the assets or other securities’ fair market value; (5) on issue or distribution of “extraordinary dividends” (defined as a total dividend that is equal to or exceeds (i) 2% of the one year average closing price of the Company’s ordinary shares if the Company has never paid cash dividends, or (ii) the lower of (a) two times the largest aggregate cash dividends in any previous year, and (b) the largest aggregate cash dividends in any previous year plus 1% of the one year average closing price of the Company’s ordinary shares if the Company has paid cash dividends at least once); and (6) on spin-off of any of the Company’s subsidiaries or other business units.
      The terms of the indentures governing the 1.75% convertible senior notes and zero coupon convertible senior notes provide that the ordinary shares deliverable upon conversion would not be registered under the Securities Act of 1933.
      The $50,000 8.0% convertible subordinated notes due 2011 are ChipPAC’s unsecured and subordinated obligations. These convertible notes will mature on June 15, 2011 and bear interest rate of 8.0% per annum payable semi-annually on June 15 and December 15 of each year. On the maturity date of these convertible notes, ChipPAC will pay to the note holders of these convertible notes 100% of the principal amount. These convertible notes can be converted into the Company’s ADSs at a conversion price of $11.448 per ADS. ChipPAC may redeem all or a portion of these convertible notes at any time on or after June 15, 2004 at the designated redemption price, expressed as a percentage of principal amount of the convertible notes, plus, in each case, accrued interest to the date of redemption:

Year	Percentage

2004	104.00%
2005	103.33%
2006	102.67%
2007	102.00%
2008	101.33%
2009	101.67%
2010 and thereafter	100.00%
      Upon the occurrence of specified change in control events, each holder of these convertible notes may require ChipPAC to repurchase all or a portion of such holder’s notes at a purchase price equal to 100% of the principal amount thereof plus accrued and unpaid interest. In October 2006, the Company repurchased the outstanding $50,000 aggregate principal amount of these convertible notes for $50,500 and recorded a loss of $500. The repurchase was financed with current working capital, including the Company’s cash and cash equivalents.
      The $150,000 2.5% convertible subordinated notes due 2008 are ChipPAC’s unsecured and subordinated obligations. These convertible notes will mature on June 1, 2008 and bear interest rate of 2.5% per annum payable semi-annually on June 1 and December 1 of each year. On the maturity date of these convertible notes, ChipPAC will pay to the note holders of these convertible notes 100% of the principal amount. These convertible notes can be converted into the Company’s ADSs at a conversion price of $9.267 per ADS. These convertible notes are not redeemable at the option of ChipPAC. Upon the occurrence of specified change in control events, each holder of these notes may require ChipPAC to repurchase all or a portion of such holder’s notes at a purchase price equal to 100% of the principal amount thereof on the date of purchase plus accrued and unpaid interest. On October 11, 2004, STATS ChipPAC, ChipPAC and the trustee for these convertible notes entered into a second supplemental indenture to provide for an unconditional guarantee of these convertible notes on a subordinated basis

III-35

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. Dollars (except per share data) — (Continued)
by STATS ChipPAC (but not by any of its subsidiaries). On October 18, 2004, ChipPAC commenced a consent solicitation from holders of these convertible notes to amend the indenture governing these convertible notes to replace ChipPAC’s obligation to file with the SEC annual reports and such other information, documents and reports specified in Section 13 and 15(d) of the Exchange Act of 1934 with an obligation of STATS ChipPAC to file all such reports with the SEC as are applicable to a foreign private issuer. The consent solicitation expired on November 1, 2004. ChipPAC received valid deliveries of consents from holders of approximately $130,500 aggregate principal amount, or 87%, of these convertible notes outstanding. Accordingly, ChipPAC obtained the requisite consents authorizing the adoption of the proposed amendment to the indenture. The consents were accepted and the amendments to the indenture became effective on November 2, 2004.
      The conversion price of the 8.0% convertible subordinated notes and 2.5% convertible subordinated notes may be subject to adjustments upon occurrence of the following: (1) on share distribution, share split or share consolidation; (2) on issue or distribution to all or substantially all holders of the Company’s ordinary shares of warrants or rights to subscribe for or purchase the Company’s ordinary shares, or securities convertible into the Company’s ordinary shares, at a price per share or a conversion price per share below the reasonable range of fair market value; (3) on issue or distribution to all or substantially all holders of the Company’s ordinary shares any shares of capital stock of the Company, evidences of indebtedness or other non-cash assets (excluding (i) dividends, distributions and rights or warrants referred to above, and (ii) dividends or distributions paid in cash), or rights or warrants to subscribe for, or purchase any of the Company’s securities (excluding those rights or warrants referred to above); (4) on issue or distribution to all or substantially all holders of the Company’s ordinary shares of all cash distributions in an aggregate amount that, together with (a) any cash and any other consideration payable in respect of any purchase by the Company of the Company’s ordinary shares consummated within the preceding 12 months not triggering a conversion price adjustment and (b) all cash distributions to all or substantially all holders of the Company’s ordinary shares made within the preceding 12 months not triggering a conversion price adjustment, exceeds, in the case of the 2.5% convertible subordinated notes, 10% of the Company’s then market capitalization, and in the case of the 8.0% convertible subordinated notes, 12.5% of the Company’s then market capitalization; and (5) on purchase by the Company of the Company’s ordinary shares to the extent it involves aggregate consideration that, together with (a) any cash and any other consideration payable in respect of any purchase by the Company of the Company’s ordinary shares consummated within the preceding 12 months not triggering a conversion price adjustment and (b) all cash distributions to all or substantially all holders of the Company’s ordinary shares made within the preceding 12 months not triggering a conversion price adjustment, exceeds, in the case of the 2.5% convertible subordinated notes, 10% of the Company’s then market capitalization, and in the case of the 8% convertible subordinated notes, 12.5% of the Company’s then market capitalization.
      The terms of the indentures governing the 2.5% convertible subordinated notes and the 8.0% convertible subordinated notes permits only issuance of new shares. There is no net cash or net share settlement provisions. Also, pursuant to the registration rights agreement relating to the 2.5% convertible subordinated notes and the 8.0% convertible subordinated notes, shelf registration is required to be maintained for a period of two years. The shelf registration requirement of the 8.0% convertible subordinated notes had expired as of the date of the merger of the Company and ChipPAC, and the shelf registration requirement of the 2.5% convertible subordinated notes has been continued via a registration statement on Form F-3/ S-3 filed on October 13, 2004 and which offering had been terminated on October 11, 2006.
      The various provisions of the convertible notes were evaluated by the Company to determine whether any specific conversion features should be bifurcated from the debt host instrument and

III-36

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. Dollars (except per share data) — (Continued)
accounted for as separate derivatives. The Company concluded that conversion options, conversion price adjustments, option to settle for cash upon conversion, the Company’s call option and note holders’ put option embedded in the convertibles notes may be classified as equity and therefore do not need to be accounted for separately from the debt host instruments. The change in control put options are determined to be clearly and closely related to the debt host instrument and are not required to be accounted for separately. Further, the conversion prices were out-of-the-money at the commitment dates and did not result in bifurcation of beneficial conversion features.
      On November 18, 2004, the Company issued $215,000 of senior unsecured notes due November 15, 2011, for net proceeds of $210,458. The senior notes bears interest of 6.75% per annum payable semi-annually on May 15 and November 15 of each year. At the maturity date, the Company will pay to the note holders 100.0% of the principal amount, comprising principal and redemption interest. Prior to November 15, 2008, the Company may redeem all or a part of the senior notes at any time by paying a “make whole” premium plus accrued and unpaid interest. The Company may redeem all, but not less than all, of these notes at any time in the event of certain changes affecting withholding taxes at 100% of their principal amount plus accrued and unpaid interest. On or after November 15, 2008, the Company may redeem all or a part of these notes at any time at the redemption prices specified under the terms and conditions of the senior notes plus accrued and unpaid interest. In addition, prior to November 15, 2007, the Company may redeem up to 35% of these notes with the net proceeds of certain equity offerings. Upon a change of control, the Company will be required to offer to purchase these notes at 101.0% of their principal amount plus accrued and unpaid interest.
      On July 19, 2005, the Company issued $150,000 of senior unsecured notes due July 19, 2010 for net proceeds of $146,535. The senior notes bear interest rate of 7.5% per annum payable semi-annually on January 19 and July 19 of each year. At the maturity date, the Company will pay to the note holders 100.0% of the principal amount, comprising principal and redemption interest. Prior to July 19, 2010, the Company may redeem all or a part of the senior notes at any time by paying a “make whole” premium plus accrued and unpaid interest. The Company may redeem all, but not less than all, of these notes at any time in the event of certain changes affecting withholding taxes at 100% of their principal amount plus accrued and unpaid interest and liquidated damages, if any. In addition, prior to July 19, 2008, the Company may redeem up to 35% of these notes at a redemption price of 107.5% of the principal amount, plus accrued and unpaid interest and liquidated damages, if any, to the redemption date, with the net proceeds of certain equity offerings. Upon a change of control, the Company will be required to offer to purchase these notes at 101.0% of their principal amount plus accrued and unpaid interest. A portion of the net proceeds were used to repay the then outstanding $99,000 short-term debts with Overseas-Chinese Banking Corporation Limited and Bank of America N.A.
      The Company has two U.S. dollars term loan facilities of $25,000 and $5,000 from Hana Bank in South Korea, of which $14,070 was outstanding as of December 31, 2006. As at December 31, 2006, the average interest rate on the loans was 7.1% per annum. The principal and interest on these loans are repayable over eight equal quarterly installments from November 2006 to June 2009.
      Winstek has a NT$1.8 billion ($55,232) floating rate New Taiwan dollar term loan facility with a syndicate of lenders, with Mega Bank (formerly known as Chiao Tung Bank) as the agent bank. As of December 31, 2006, Winstek has drawn down NT$1.6 billion ($50,338) under the loan, which is repayable in eight equal installments commencing February 27, 2006 and ending on August 27, 2009. The interest rate on the loan was 3.5% per annum and interest on the loan is payable on a monthly basis. This loan is secured by a pledge of equipment with net book value of $50,163 as of December 31, 2006.

III-37

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. Dollars (except per share data) — (Continued)
      In August 2006, Winstek obtained another floating rate New Taiwan dollar term loan facility of NT$3.6 billion ($110,463) with a syndicate of lenders, with Taishin bank as the agent bank. The loan drawdowns must be made within 24 months from the date of first drawdown, not to be later than February 18, 2007. As of December 31, 2006, Winstek has not utilized the term loan facility and there was no outstanding balance on this facility.
      Additionally, Winstek has NT$1.4 billion ($43,449) of other bank and credit facilities from various banks and financial institutions, of which $18,394 borrowings was outstanding as of December 31, 2006. These credit facilities have varying interest rates ranging from 2.1% to 3.6% per annum and maturities ranging from 2007 through 2012. The $18,394 borrowings are secured by a pledge of equipment with net book value of $33,487 as of December 31, 2006.
      Annual maturities of long-term debts as of December 31, 2006 are as follows:

Payable in year
2007	$61,101
2008	312,575
2009	18,050
2010	150,690
2011	215,690
Thereafter	518

$758,624

      The STATS ChipPAC consolidated group, with the exception of Winstek, the China non-guarantor entities (comprising STATS ChipPAC Shanghai Co., Ltd., STATS ChipPAC Test Services Shanghai Co., Ltd. and STATS ChipPAC Semiconductor Shanghai Co., Ltd.), and, in the case of the 7.5% Senior Notes due 2010, STATS ChipPAC Korea Ltd., fully and unconditionally guaranteed the obligations under the indentures of the 6.75% Senior Notes due 2011 or the 7.5% Senior Notes due 2010, on an unsecured senior basis. See Note 30, Condensed Consolidating Financial Information. The STATS ChipPAC consolidated group, with the exception of Winstek, are subjected to the covenant restrictions under the terms of the 6.75% Senior Notes due 2011 or the 7.5% Senior Notes due 2010, which, among other things, limit the incurrence of additional indebtedness, prepay subordinated debts, investments, dividends, transaction with affiliates, asset sales, sale and leaseback, liens and encumbrances, merger and consolidations and other customary restrictions. The 6.75% Senior Notes due 2011 and the 7.5% Senior Notes due 2010 are cross-defaulted to the Company’s other indebtedness.

18.	Unutilized Credit Facilities
      The Company established a syndicated 3-year revolving line of credit of $125,000 in August 2006. The line of credit was arranged by Oversea-Chinese Banking Corporation Limited and includes a total of six lenders. The new facility is irrevocable for the 3-year period unless the Company is in breach of covenants, including minimum tangible assets, interest coverage ratios and debt ratios, or if it commits an event of default, such as failing to pay any amount due under the line of credit. As of December 31, 2006, the Company had not used this line of credit and there was no outstanding balance on this facility.
      At December 31, 2006, the Company had other undrawn banking and credit facilities consisting of long-term loans and bank guarantees of $337,624 with financial institutions.
      The notional letters of credit amounts outstanding at December 25, 2005 and December 31, 2006 were $8,951 and $122, respectively.

III-38

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. Dollars (except per share data) — (Continued)

19.	Other Non-Current Liabilities
      Other non-current liabilities consist of the following:

	December 25,	December 31,
	2005	2006

Deferred tax liabilities	$46,654	$56,747
Accrued severance benefits	19,957	26,892
Others	—	1,168

	$66,611	$84,807

      Changes in accrued severance benefits in 2004, 2005 and 2006 are as follows:

	Year Ended

	December 31,	December 25,	December 31,
	2004	2005	2006

Beginning	$—	$16,587	$20,210
Increase due to acquisition	13,819	—	—
Provision for severance benefits	1,793	6,334	9,119
Severance payments	(704)	(3,138)	(4,172)
Foreign currency loss	1,679	427	1,997

Ending	$16,587	$20,210	$27,154
Payments on deposits with Korean National Pension Fund	(262)	(253)	(262)

Ending, net of payments on deposits	$16,325	$19,957	$26,892

20.	Share Capital and Additional Paid-in Capital
      On August 5, 2004, the Company issued 861,907,530 new ordinary shares and assumed options to purchase 76,492,951 ordinary shares to effect the acquisition of ChipPAC.
      As a result of the employees exercising their share options and purchase rights in 2004, 2005 and 2006, 5,802,800, 31,961,575 and 26,522,092 ordinary shares were issued, respectively.
      Additional paid-in capital represents principally the excess of proceeds received from issues of share capital (net of the costs of issue) over the par value of shares issued, which under Singapore law must be credited to the share premium account. The share premium may only be applied in paying up unissued shares to be issued to shareholders, paying up in whole or in part the balance unpaid on shares in issue, in payment of dividends, if such dividends are satisfied by the issue of shares to members of the Company, in writing off preliminary expenses and share and debenture issue expenses and by provision for premiums payable on the redemption of redeemable preferred shares. The Company has not utilized any amounts in the share premium account for the above mentioned purposes. As of December 25, 2005, the Company’s share premium account amounted to $1,414,721.
      Under Singapore law, all increases in share capital (including rights issues) require prior shareholders’ approval. Effective January 30, 2006, the Company was subjected to the amendments promulgated under the Companies (Amendment) Act of 2005 of Singapore. These amendments included the abolition of the ordinary share par value and authorized capital. The relevant amendments have resulted in all ordinary shares being recorded with no par value. The amendments do not affect

III-39

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. Dollars (except per share data) — (Continued)
the actual number of ordinary shares issued and the paid up capital of the Company. As a result of the abolition of the ordinary share par value, the balance of the additional paid-in capital amounting to $1,517,175 became part of the share capital as of January 30, 2006 and increased the share capital account on that date to $1,820,277.

21.	Share Repurchase
      The Companies (Amendment) Act 2005 of Singapore was made effective on January 30, 2006. As a result of these amendments, a Singapore company can now repurchase shares out of capital, as well as from distributable profits, and ordinary shares repurchased by a company can be held by that company as treasury shares instead of being cancelled. In light of these amendments, at the annual general meeting in April 2006, the Company obtained shareholders’ approval for the repurchase of up to approximately 50 million ordinary shares (2.5% of the issued ordinary share capital as of the date of the annual general meeting) and the amendment of its employee share plans to, among other things, allow the Company the flexibility to deliver repurchased ordinary shares held in treasury (instead of issuing new shares) to eligible plan participants. The approved amount for share repurchases under this shareholders’ mandate will terminate on the earlier of the date on which the next annual general meeting is held or the date which the approval is revoked or varied. As of December 31, 2006, the Company had not repurchased any shares.

22.	Accumulated Other Comprehensive Loss
      The components of accumulated other comprehensive loss are as follows:

	December 25,	December 31,
	2005	2006

Currency translation loss	$(8,320)	$(7,353)
Unrealized gain on hedging instruments	775	676
Unrealized loss on available-for-sale marketable securities	(1,027)	(1,037)

	$(8,572)	$(7,714)

23.	Share Options and Incentive Plans
      In April 2006, the Company’s shareholders authorized the Company to issue restricted share units of the Company in respect of ordinary shares of the Company and grant performance shares under the STATS ChipPAC Ltd. Restricted Share Plan (“RSP”) and the STATS ChipPAC Ltd. Performance Share Plan (“PSP”), respectively.
      Under the RSP, the Company is permitted to grant Restricted Share Units (“RSUs”) to eligible participants. The RSP is intended to replace the STATS ChipPAC Ltd. Share Option Plan, as amended, by 2007. The RSUs are share awards that entitle the grantee to ordinary shares of the Company or their equivalent cash value or combinations thereof as the award vests in accordance with a schedule determined by the Board of Directors or committee thereof. The unvested portions of the RSUs are generally subject to forfeiture if employment terminates prior to vesting. A grantee of RSU has no rights as a shareholder with respect to any ordinary shares covered by the RSP until such ordinary shares have been issued or transferred pursuant to the terms of the RSP. The PSP is intended to supplement the Company’s long term compensation strategy of senior level employees, under which the number of ordinary shares or their equivalent cash value or combinations thereof ultimately received by the employee depends on the Company’s performance against specified targets over a period of time to be determined by the Board of Directors or committee thereof. The ordinary shares covered by a grant

III-40

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. Dollars (except per share data) — (Continued)
under the PSP shall vest in accordance with a schedule determined by the Board of Directors or committee thereof. A grantee of any ordinary shares under the PSP has no rights as a shareholder with respect to any ordinary shares covered by the grantee’s PSP award until such ordinary shares have been issued or transferred pursuant to the terms of the PSP. The number of ordinary shares that may be issued under the STATS ChipPAC RSP and the STATS ChipPAC PSP may not exceed, in the aggregate, 50 million and 15 million ordinary shares of the Company, respectively. As of December 31, 2006, no grant of share awards under the RSP and PSP had been made.
      In April 2006, the shareholders approved the resolution to limit the aggregate number of ordinary shares that may be issued under the STATS ChipPAC Ltd. Share Option Plan, as amended, (“STATS ChipPAC Option Plan”) to not exceed 198 million ordinary shares (subject to adjustment under the plan), including the 80 million ordinary shares subject to the STATS ChipPAC Ltd. Substitute Purchase and Option Plan (“Substitute Option Plan”) and STATS ChipPAC Ltd. Substitute Equity Incentive Plan (“Substitute EIP”). The purpose of the STATS ChipPAC Option Plan is to offer selected individuals an opportunity to acquire or increase an ownership interest in the Company through the grant of options to purchase ordinary shares. Options granted under the STATS ChipPAC Option Plan may be either nonqualified options or incentive stock options intended to qualify under Section 422 of the United States Internal Revenue Code. The options typically vest over a four-year period. Option periods may not exceed 10 years from the date of grant.
      The plan is administered by a committee appointed by the directors. Employees, outside directors and consultants are eligible for the grant of options except for (i) employees of affiliates, outside directors and consultants, who are not eligible for the grant of incentive stock options; and (ii) employees, outside directors and consultants of affiliates resident in the United States, who are not eligible for the grant of options. The exercise price of an incentive stock option is the fair market value of the shares at the date of the grant. In certain circumstances, the exercise price may be higher than the fair market value but in no event will the exercise price be below the par value of the share.
      In August 2004, the Company adopted the STATS ChipPAC Ltd. Employee Share Purchase Plan 2004 (“ESPP”) for the benefit of its employees. Under the ESPP, substantially all employees could purchase the Company’s ordinary shares through periodic payroll deductions or lump sum payments at a price equal to 85% of the lower of the fair market value at the beginning or the end of the specified six-month offering period commencing on each February 15 and August 16, except for the first purchase period which commenced on September 1, 2004 and ended on February 14, 2005. Share purchases are limited to 15% of an employee’s eligible compensation.
      In April 2006, changes to the terms of the ESPP were approved by the shareholders. The Company eliminated the provision that the purchase price of the shares to be purchased under the ESPP be determined on the lower of the fair market value at the beginning or the end of the specified purchase period, and instead provided that the purchase price be determined by reference to the fair market value of the shares based on the quoted market price on the date of the purchase, or, if the shares are acquired through an open market purchase, the price actually paid for the shares. Further, instead of providing for a 15% discount on the purchase price, the Company may match up to 20% of the contributions of the ESPP participants by transferring or issuing newly issued shares, existing shares (including treasury shares), shares acquired on the open market or providing cash contribution for the purchase of shares. As a result of these changes, the ESPP no longer qualifies under Section 423 of the United States Internal Revenue Code. The maximum aggregate of ordinary shares that may be issued under the ESPP has been revised from 130 million ordinary shares in 2005 to not exceed 92 million ordinary shares of the Company in 2006.

III-41

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. Dollars (except per share data) — (Continued)
      Prior to December 26, 2005, the Company measured share-based employee compensation expense in accordance with the intrinsic method of APB 25 and its related interpretations, and includes pro forma information in accordance with SFAS 123, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”. In the Company’s pro forma information, the Company accounted for forfeitures as they occurred.
      Effective December 26, 2005, the Company adopted the fair value recognition provisions of SFAS 123(R). The Company has elected to adopt the modified-prospective transition method permitted by SFAS 123(R) and accordingly prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). The modified-prospective transition method requires that share-based compensation expense be recorded for (a) any share-based payments granted through, but not yet vested as of December 25, 2005 based on the grant-date fair value estimated in accordance with the pro forma provisions of SFAS 123, and (b) any share-based payments granted subsequent to December 25, 2005, based on the grant-date fair value estimated, and adjusted for estimated forfeitures. For share option awards, the Company continued to recognize compensation expense on a graded vesting basis over the requisite service period of the award. The impact of recording share-based compensation expense related to share options and employee share purchase rights as a result of the adoption of SFAS 123(R) was as follows:

Year Ended
December 31,
2006

Cost of revenues	$5,965
Selling, general and administrative	6,143
Research and development	1,580

$13,688

      As a result of adopting SFAS 123(R), the Company’s net income for the year ended December 31, 2006 was $13,307 lower than if it had continued to account for share-based compensation under APB 25.
      If the Company had not adopted SFAS 123(R), basic and diluted earnings per share for the year ended December 31, 2006 would have been $0.05 and $0.04, respectively, compared to reported basic and diluted earnings per share of $0.04 and $0.04, respectively. This is equivalent to basic and diluted earnings per ADS of $0.45 and $0.43, respectively, for the year ended December 31, 2006, respectively, compared to reported basic and diluted earnings per ADS of $0.39 and $0.37, respectively.

III-42

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. Dollars (except per share data) — (Continued)
      The following table illustrates the pro forma amounts if the Company had applied the fair value recognition provisions of SFAS 123 to share-based compensation in 2004 and 2005:

	Year Ended

	December 31,	December 25,
	2004	2005

Net loss as reported	$(467,723)	$(26,311)
Add: Total share-based employee compensation expenses included in reported net loss, net of related tax effects	658	743
Deduct: Total share-based employee compensation expenses determined under fair value method for all awards, net of related tax effects	(18,492)	(19,612)

Pro forma net loss	$(485,557)	$(45,180)

Basic and diluted net loss per share:
As reported	$(0.33)	$(0.01)
Pro forma	$(0.34)	$(0.02)
Basic and diluted net loss per ADS:
As reported	$(3.27)	$(0.13)
Pro forma	$(3.40)	$(0.23)
      The Company estimates the grant-date fair value of employee share purchase rights granted prior to August 16, 2006, and share options using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model incorporates various and highly subjective assumptions including expected volatility, expected term and interest rates. The expected volatility is based on the implied volatility and trading history of the Company’s shares over the most recent period that commensurates with the estimated expected term of the Company’s employee share purchase rights or share options. The estimated term of the Company’s share options is derived from historical experience. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive equity awards.
      The terms of the STATS ChipPAC Ltd. Employee Share Purchase Plan 2004 (“ESPP”) for the purchase period which commenced on August 16, 2006 and ends on February 14, 2007 were based on the changes approved by the shareholders in April 2006. For these employee share purchase rights, the total number of shares to be purchased under the plan and the Company matching of up to 20% of the contribution of the ESPP participants, by transferring or issuing shares or providing cash contribution for the purchase of shares, can vary as the purchase price per share is determined based on the fair market value at the end of the purchase period. Therefore the final measure of compensation cost for these rights is determined at the end of the purchase period, on which the number of shares an employee is entitled and the purchase price are determinable. The Company calculates estimated compensation cost as of the balance sheet date prior to the end of the purchase period based on the current estimation of the number of shares and the level of contribution, as determined in accordance with the terms of the ESPP.

III-43

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. Dollars (except per share data) — (Continued)
      The fair value of share options granted in 2004, 2005 and 2006 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended

	December 31,	December 25,	December 31,
	2004	2005	2006

Expected term	5 — 10 years	5 — 9 years	3 — 7 years
Dividend yield	0.0%	0.0%	0.0%
Risk free interest rate	0.8% — 4.3%	2.6% — 3.3%	3.0% — 3.4%
Weighted average volatility	61.0%	55.9%	39.1%
      SFAS 123(R) requires the cash flows resulting from the tax benefits for tax deductions in excess of the compensation expense recorded for those options (excess tax benefits) to be classified as financing cash flows. For the year ended December 31, 2006, the windfall tax benefit realized from exercised employee share options was insignificant.
      The following table summarizes share option activity in 2004, 2005 and 2006:

		Weighted
		Average	Aggregate
	Options	Exercise Price	Intrinsic Value

	(In thousands)		(In thousands)
Options outstanding at January 1, 2004	61,022	$1.58
Assumed through ChipPAC acquisition	76,493	0.55
Granted	11,523	0.87
Lapsed and forfeited	(11,239)	1.16
Exercised	(5,802)	0.33

Options outstanding at December 31, 2004	131,997	1.01
Granted	27,299	0.59
Lapsed and forfeited	(16,972)	1.03
Exercised	(18,149)	0.35

Options outstanding at December 25, 2005	124,175	1.01
Granted	16,498	0.68
Lapsed and forfeited	(17,596)	1.11
Exercised	(6,277)	0.41

Options outstanding at December 31, 2006	116,800	$0.99	$11,670

Exercisable at December 31, 2004	66,097	$1.13

Exercisable at December 25, 2005	62,785	$1.30

Exercisable at December 31, 2006	70,732	$1.19	$6,136

      The aggregate intrinsic value in the table above is based on the difference between the market price and the price payable by option holders to exercise their share options. During the year ended December 31, 2006, the total amount of cash received from the exercise of share options was $2,575.

III-44

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. Dollars (except per share data) — (Continued)
      The following table summarizes information about share options outstanding at December 31, 2006:

	Options Outstanding			Options Exercisable

		Weighted			Weighted
		Average	Weighted		Average	Weighted
	Number	Remaining	Average	Number	Remaining	Average
Range of Exercise	Outstanding at	Contractual	Exercise	Exercisable at	Contractual	Exercise
Prices	12/31/2006	Life	Price	12/31/2006	Life	Price

	(In thousands)			(In thousands)
$0.14 to $0.15	89	2.8 years	$0.15	89	2.8 years	$0.15
$0.21 to $0.29	8,751	5.6 years	$0.27	6,299	5.4 years	$0.26
$0.33 to $0.47	3,740	4.3 years	$0.43	3,709	4.3 years	$0.43
$0.53 to $0.89	66,764	6.9 years	$0.69	26,547	6.1 years	$0.74
$0.91 to $1.09	1,606	4.9 years	$0.96	1,189	4.1 years	$0.97
$1.16 to $1.66	28,321	5.1 years	$1.37	25,370	4.9 years	$1.39
$2.01 to $2.61	2,692	2.9 years	$2.05	2,692	2.9 years	$2.05
$3.99	4,837	3.3 years	$3.99	4,837	3.3 years	$3.99

	116,800	6.0 years		70,732	5.2 years

      The fair value of employee share purchase rights granted prior to August 16, 2006 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended

	December 25,	December 31,
	2005	2006

Expected term	0.5 years	0.5 years
Dividend yield	0.0%	0.0%
Risk free interest rate	1.3 — 1.9%	2.7%
Weighted average volatility	39.4%	35.4%
      As of December 31, 2006, there was $8,420 of unrecognized share-based compensation expenses related to approximately 46.1 million of unvested share option awards net of $716 of estimated share option award forfeitures. This cost is expected to be recognized over a weighted-average period of 1.6 years.
      Total grant-date fair value of share options that vested during the year ended December 31, 2006 was $15,306, respectively. Total intrinsic value of share options exercised during the year ended December 31, 2006 was $1,912. For the year ended December 31, 2006, the value of the 20,245,050 shares issued for ESPP purchases was $10,679 and the employees contributed $10,139 to the ESPP.

III-45

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. Dollars (except per share data) — (Continued)

24.	Commitments and Contingencies

(a)	Commitments
      As of December 25, 2005 and December 31, 2006, unconditional purchase obligations consist of the following:

	December 25,	December 31,
	2005	2006

Capital commitments
Building, mechanical and electrical installation	$3,204	$4,039
Plant and equipment	144,169	20,893

Other commitments
Inventories	$121,822	$80,049

      These unconditional purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on the Company and specify all significant terms, including fixed or minimum quantities to be purchased, fixed or variable price provisions and the approximate timing of transactions. The duration of these purchase obligations are generally less than 12 months.
      The Company is party to certain royalty and licensing agreements which have anticipated payments of approximately $7,363 per annum for 2007 through 2011. Following the acquisition of ChipPAC, the Company assumed the obligation to pay until September 30, 2007 additional contingent incentive payments to Cirrus Logic, Inc. of up to approximately $750 subject to achievement of certain milestones.
      The Company leases certain of its facilities in Singapore, South Korea and the United States under operation lease arrangements and has lease agreements for the land located in Singapore, Malaysia and China related to its facilities in these locations. Operating lease rental expense in 2004, 2005 and 2006 was $4,781, $8,499 and $11,084, respectively.
      The Company has leased certain plant and equipment under operating leases and under sale and lease-back arrangements. These leases extend through 2009. Operating lease rental expenses, including amortization of lease prepayments, in respect of these leases for in 2004, 2005 and 2006 were $39,543, $30,514 and $21,749, respectively.
      Future minimum lease payments under non-cancelable operating leases as of December 31, 2006 were:

Payable in year
2007	$29,945
2008	28,473
2009	13,753
2010	8,534
2011	8,027
Thereafter	43,261

$131,993

III-46

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. Dollars (except per share data) — (Continued)

(b)	Contingent Liabilities
      The Company is subject to claims and litigations, which arise in the normal course of business. These claims may include allegations of infringement of intellectual property rights of others as well as other claims of liability. The Company accrues liabilities associated with these claims and litigations when they are probable and reasonably estimable.
      In February 2006, the Company, ChipPAC and STATS ChipPAC (BVI) Limited were named as defendants in a patent infringement lawsuit filed in United States Federal Court for the Northern District of California. The plaintiff, Tessera Technologies, Inc. (“Tessera”), has asserted that semiconductor chip packaging, specifically devices having Ball Grid Array (“BGA”) and multi-chip BGA configurations used by the defendants infringe certain patents of Tessera. Tessera has further asserted that the Company is in breach of an existing license agreement between Tessera and ChipPAC, which agreement has been assigned by ChipPAC to the Company. The Company believes that it has a meritorious defense to the claims and intend to defend the lawsuit vigorously. A court determination that the Company’s products or processes infringe the intellectual property rights of others could result in significant liability and/or require the Company to make material changes to its products and/or processes. Due to the inherent uncertainties of the lawsuit, the Company cannot accurately predict the ultimate outcome and it could result in significant liability and/or injunctions and could have a material adverse effect on the business, financial condition and results of operations of the Company.
      In addition, the Company is subject to various taxes in the different jurisdictions in which it operates. These include taxes on income, property, goods and services, and other taxes. The Company submits tax returns and claims with the respective government taxing authorities, which are subject to examination and agreement by those taxing authorities. The Company will regularly assess the likelihood of adverse outcomes resulting from these examinations to determine adequacy of provision for taxes.
      In connection with the merger with ChipPAC, the Company assumed certain contingent liabilities. In 2002, an assessment of approximately 16.0 billion South Korean Won (approximately $17,233 as of December 31, 2006) was made by the South Korean National Tax Service, or NTS, relating to withholding tax not collected on the interest income on the loan between the ChipPAC’s subsidiaries in South Korea and Hungary for the period from 1999 to September 2001. The prevailing tax treaty does not require withholding tax on the transactions in question. ChipPAC has appealed the assessment through the NTS’s Mutual Agreement Procedure (“MAP”) and believes that the assessment will be overturned. On July 18, 2002, the Icheon tax office of the NTS approved a suspension of the proposed assessment until resolution of the disputed assessment. The NTS required a corporate guarantee amounting to the tax assessment in exchange for the suspension. ChipPAC complied with the guarantee request on July 10, 2002. A further assessment of 2.7 billion South Korean Won (approximately $2,871 as of December 31, 2006) was made on January 9, 2004 for interest expense from October 2001 to May 2002. ChipPAC has applied for the MAP and obtained an approval for a suspension of the proposed assessment by providing a corporate guarantee amounting to the additional taxes. The MAP will terminate on July 3, 2007 if not extended by the NTS. In the event that the Company is not successful with the appeal, the maximum amount payable including potential interest and local surtax as of December 31, 2006 is estimated to be 36.5 billion South Korean Won (approximately $39,235 as of December 31, 2006). As of December 31, 2006, no accrual has been made. However, the Company’s evaluation of the likely impact of the above contingent liabilities could change in the future and may result in additional liability assumed in the initial purchase of ChipPAC. The final outcome of the resolution of this matter could result in significant liability and could have a material adverse effect on the business, financial condition and results of operations of the Company.

III-47

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. Dollars (except per share data) — (Continued)

25.	Restructuring Charges
      In the first quarter of 2005 and third quarter of 2006, certain restructuring plans were executed to realign the Company’s organization and reduce operating costs to better align the Company’s expenses with revenues, which resulted in a total reduction in workforce of 88 and 556 employees, respectively, related to the restructuring. Severance and related charges of $830 and $1,938 were incurred and expensed in the first quarter of 2005 and third quarter of 2006, respectively.

26.	Other Non-Operating Income (Expense)

	Year Ended

	December 31,	December 25,	December 31,
	2004	2005	2006

Gain (loss) on sale and maturity of marketable securities	$(537)	$—	$5
Loss from repurchase and redemption of senior and convertible notes	(797)	(1,653)	(500)
Other income, net	398	577	603

	$(936)	$(1,076)	$108

27.	Fair Value of Financial Instruments

	December 25, 2005		December 31, 2006

	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value

Financial Assets:
Cash and cash equivalents	$224,720	$224,720	$171,457	$171,457
Marketable securities	35,451	35,451	60,484	60,484
Restricted cash	2,608	2,608	981	981
Financial Liabilities:
Short-term borrowings	16,891	16,891	592	592
Long-term debts, excluding senior and convertible notes	67,613	67,476	75,544	75,414
Senior and convertible notes	$726,463	$708,110	$683,080	$690,217
      The estimated fair value of financial instruments has been determined by the Company using available market information and appropriate methodologies. However, considerable judgment is required in interpreting market data to develop the estimates for fair value. Accordingly, these estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange. Certain of these financial instruments are with major financial institutions and expose the Company to market and credit risks and may at times be concentrated with certain counterparties or groups of counterparties. The creditworthiness of counterparties is continually reviewed, and full performance is anticipated.

III-48

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. Dollars (except per share data) — (Continued)
      The methods and assumptions used to estimate the fair value of significant classes of financial instruments is set forth below:

Cash and cash equivalents
      Cash and cash equivalents are due on demand or carry a maturity date of less than three months when purchased. The carrying amount of these financial instruments is a reasonable estimate of fair value.

Marketable securities
      The fair value is estimated based upon the quoted market price on the last business day of the fiscal year. For securities where there are no quoted market prices, the carrying amount is assumed to be its fair value.

Restricted cash
      The fair value is based on current interest rates available to the Company for time deposits and government bonds of similar terms and remaining maturities.

Short-term borrowings and long-term debts
      The fair value is based on current interest rates available to the Company for issuance of debts of similar terms and remaining maturities.

Senior and convertible notes
      The fair value is estimated by obtaining quotes from market and brokers.

Limitations
      Fair value estimates are made at a specific point in time, and are based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

28.	Business Segment, Geographic and Major Customer Data
      Operating segments, as defined under SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information” (“SFAS 131”) are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company has identified its individual geographic operating locations as its operating segments. All material geographical operating locations qualify for aggregation under SFAS 131 due to similarities in economic characteristics, nature of services, market base and production process. Accordingly, the operating segments have been aggregated into one reportable segment.

III-49

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. Dollars (except per share data) — (Continued)
      Revenues by major service line and by geographical areas (identified by location of customer headquarters) were:

	Year Ended

	December 31,	December 25,	December 31,
	2004	2005	2006

United States
— packaging — array	253,595	444,066	648,258
— packaging — leaded	145,511	230,462	265,012
— test and other services	195,082	210,511	269,939

	594,188	885,039	1,183,209

Asia
— packaging — array	49,506	129,082	231,946
— packaging — leaded	9,415	17,227	21,861
— test and other services	80,905	98,736	132,720

	139,826	245,045	386,527

Europe
— packaging — array	9,264	7,672	17,585
— packaging — leaded	6,172	6,750	9,610
— test and other services	19,671	12,747	20,002

	35,107	27,169	47,197

Total
— packaging — array	312,365	580,820	897,789
— packaging — leaded	161,098	254,439	296,483
— test and other services	295,658	321,994	422,661

	$769,121	$1,157,253	$1,616,933

      Long-lived assets by geographical area were:

	Year Ended

	December 25,	December 31,
	2005	2006

Singapore	$350,960	$332,784
United States	25,574	24,310
Rest of Asia	730,497	835,736

Total	$1,107,031	$1,192,830

III-50

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. Dollars (except per share data) — (Continued)
      Net assets by geographical area were:

	Year Ended

	December 25,	December 31,
	2005	2006

Singapore	$531,141	$411,340
United States	6,843	96,162
Rest of Asia	603,668	738,648

Total	$1,141,652	$1,246,150

      Revenues from major customers, as a percentage of net revenues, were as follows:

	Year Ended

	December 31,	December 25,	December 31,
	2004	2005	2006

Customer A	20.6%	11.6%	10.7%
Customer B	11.1	10.4	10.1
Customer C	8.5	10.1	8.7
Others	59.8	67.9	70.5

	100.0%	100.0%	100.0%

29.	Recent Event
      On March 1, 2007, STSPL, a wholly-owned subsidiary of Temasek Holdings, announced its intention to launch a voluntary conditional cash offer for the remaining ordinary shares and ADSs in the Company that STSPL does not already own (the “Offer”). As of January 31, 2007, STSPL owned approximately 36% of the Company’s outstanding ordinary shares. The information in the following paragraph is based on STSPL’s Offer announcement.
      The offer price will be S$1.75 for each ordinary share and S$17.50 for each ADS in cash. The Offer will be conditioned upon, among other matters, STSPL receiving acceptance of such number of ordinary shares and ADSs which, together with all other ordinary shares and ADSs owned, acquired or agreed to be acquired by STSPL, would represent more than 50% of the Company’s outstanding ordinary shares and ADSs following the close of the Offer. If ordinary shares and ADSs tendered into the Offer result in STSPL owning at least 90% of the Company’s outstanding ordinary shares and ADSs (other than those owned by STSPL and its related corporations at the commencement of the Offer), STSPL intends to offer a higher purchase price of S$1.88 per ordinary share or S$18.80 per ADS to all shareholders who accept the Offer, regardless of when their ordinary shares and ADSs are tendered. The Offer would also include an offer by STSPL for the Company’s outstanding $115,000 senior, unsecured and unsubordinated convertible notes due 2008 and the $150,000 2.5% convertible subordinated notes due 2008. The offer for the convertible notes is conditioned on the offer for the ordinary shares and ADSs becoming unconditional in all respects.
      Consummation of the Offer is subject to conditions described above and other customary conditions. The Company expects in due course to make further announcements on important information about the Offer, the Company’s board of director’s recommendations, the advice of independent financial adviser and other related matters.

III-51

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. Dollars (except per share data) — (Continued)

30.	Condensed Consolidating Financial Information
      In connection with the merger with ChipPAC in 2004, the Company assumed the $150,000 2.5% Convertible Subordinated Notes due 2008 issued by ChipPAC. In October 2004, in connection with the filing of the prospectus to register the resale of the Convertible Notes issued by ChipPAC, the Company, but not any of its direct or indirect subsidiaries, provided a full and unconditional guarantee of the Convertible Notes on a subordinated basis.
      In November 2004, the Company issued $215,000 of 6.75% Senior Notes due 2011. The Senior Notes issued by STATS ChipPAC are fully and unconditionally guaranteed, jointly and severally, on a senior basis, by the following wholly owned subsidiaries, (1) ChipPAC, (2) STATS ChipPAC (Barbados) Ltd., STATS ChipPAC (BVI) Limited, ChipPAC International Company Limited, STATS ChipPAC Malaysia Sdn. Bhd., STATS ChipPAC, Inc., STATS ChipPAC Test Services, Inc., STATS Holdings Limited, ChipPAC Luxembourg S.a.R.L., ChipPAC Liquidity Management Hungary Limited Liability Company and STATS ChipPAC Taiwan Co., Ltd. (“Guarantor Subsidiaries”) and (3) STATS ChipPAC Korea Ltd. STATS ChipPAC Shanghai Co., Ltd., STATS ChipPAC Test Services (Shanghai) Co., Ltd., STATS ChipPAC Semiconductor Shanghai Co., Ltd. and Winstek (“Non-Guarantor Subsidiaries”) did not provide guarantees.
      In July 2005, the Company issued $150,000 of 7.5% Senior Notes due 2010. The Senior Notes are fully and unconditionally guaranteed, jointly and severally, on a senior basis, by all of STATS ChipPAC’s wholly owned subsidiaries, except STATS ChipPAC Shanghai Co., Ltd., STATS ChipPAC Test Services (Shanghai) Co., Ltd., STATS ChipPAC Semiconductor Shanghai Co., Ltd., Winstek (“Non-Guarantor Subsidiaries”) and STATS ChipPAC Korea Ltd.
      The following is the consolidated financial information segregated between STATS ChipPAC as the parent company and guarantor of the Convertible Notes and issuer of the $215,000 6.75% Senior Notes due 2011 and the $150,000 7.5% Senior Notes due 2010; ChipPAC as issuer of the Convertible Notes and a guarantor of the $215,000 6.75% Senior Notes due 2011 and the $150,000 7.5% Senior Notes due 2010; STATS ChipPAC Korea Ltd. as a guarantor of the $215,000 6.75% Senior Notes due 2011 and non-guarantor of the $150,000 7.5% Senior Notes due 2010; the other Guarantor Subsidiaries and other Non-Guarantor Subsidiaries of the $215,000 6.75% Senior Notes due 2011 and the $150,000 7.5% Senior Notes due 2010.

III-52

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. Dollars (except per share data) — (Continued)
CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2004

			STATS		Non-
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Net revenues	$462,697	$9,703	$148,382	$259,785	$83,382	$(194,828)	$769,121
Cost of revenues	(390,673)	(203)	(130,630)	(243,295)	(73,690)	194,951	(643,540)

Gross profit	72,024	9,500	17,752	16,490	9,692	123	125,581

Operating expenses:
Selling, general and administrative	42,259	7,803	3,271	25,895	5,229	44	84,501
Research and development	10,811	1,047	2,933	1,952	894	—	17,637
Goodwill impairment	—	—	271,734	89,135	92,131	—	453,000

Total operating expenses	53,070	8,850	277,938	116,982	98,254	44	555,138

Operating income (loss)	18,954	650	(260,186)	(100,492)	(88,562)	79	(429,557)

Other income (expense), net:
Interest income	7,774	9	59	3,596	123	(7,131)	4,430
Interest expense	(19,173)	(2,875)	(1,399)	(10,944)	(1,556)	7,131	(28,816)
Foreign currency exchange gain (loss)	(206)	—	(1,915)	881	118	—	(1,122)
Equity loss from investment in subsidiaries	(472,535)	(67,882)	—	(87,677)	—	628,094	—
Other non-operating income (expense), net	(675)	12	11	(542)	258	—	(936)

Total other income (expense), net	(484,815)	(70,736)	(3,244)	(94,686)	(1,057)	628,094	(26,444)

Loss before income taxes	(465,861)	(70,086)	(263,430)	(195,178)	(89,619)	628,173	(456,001)
Income tax benefit (expense)	(1,862)	(14)	(6,500)	(515)	997	—	(7,894)

Loss before minority interest	(467,723)	(70,100)	(269,930)	(195,693)	(88,622)	628,173	(463,895)
Minority interest	—	—	—	—	—	(3,828)	(3,828)

Net loss	$(467,723)	$(70,100)	$(269,930)	$(195,693)	$(88,622)	$624,345	$(467,723)

III-53

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. Dollars (except per share data) — (Continued)
CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2004

			STATS		Non-
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Cash Flows From Operating Activities
Net income loss	$(467,723)	$(70,100)	$(269,930)	$(195,693)	$(88,622)	$624,345	$(467,723)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	104,141	628	17,008	37,312	29,638	(44)	188,683
Goodwill impairment	—	—	271,734	89,135	92,131	—	453,000
Amortization of leasing prepayments	25,718	—	—	—	—	—	25,718
Debt issuance cost amortization	1,741	—	—	—	172	—	1,913
Loss (gain) on sale of property, plant and equipment	(631)	—	—	5	(30)	—	(656)
Accretion of discount on convertible notes	11,923	—	—	(486)	—	—	11,437
Loss from repurchase and redemption of senior and convertible notes	266	—	—	531	—	—	797
Foreign currency exchange gain	(516)	—	—	—	(314)	—	(830)
Share-based compensation expense	582	—	—	—	76	—	658
Deferred income taxes	9,145	—	6,204	461	(805)	—	15,005
Minority interest in income of subsidiary	—	—	—	—	—	3,828	3,828
Equity loss from investment in subsidiaries	472,535	67,882	—	87,677	—	(628,094)	—
Gain on sale and maturity of marketable securities	503	—	—	—	34	—	537
Others	580	127	—	(193)	(108)	(35)	371
Changes in operating working capital:
Accounts receivable	3,670	—	—	8,789	(4,310)	—	8,149
Amounts due from affiliates	(242,237)	26,486	(1,171)	6,976	15,986	198,387	4,427
Inventories	(77)	—	(632)	(314)	(148)	—	(1,171)
Other receivables, prepaid expenses and other assets	(64,078)	(1,442)	(2,459)	2,683	875	—	(64,421)
Accounts payable, accrued operating expenses and other payables	(2,709)	(23,934)	3,506	(14,644)	(3,625)	—	(41,406)
Amounts due to affiliates	(2,918)	(85)	94	191,182	8,415	(198,387)	(1,699)

Net cash provided by (used in) operating activities	(150,085)	(438)	24,354	213,421	49,365	—	136,617

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$101,323	$—	$—	$—	$29,174	$—	$130,497
Proceeds from maturity of marketable securities	46,687	—	—	—	—	—	46,687
Purchases of marketable securities	(137,124)	—	—	222	(24,041)	—	(160,943)
Acquisition of intangible assets	—	(399)	(45)	(510)	(474)	—	(1,428)
Acquisition of subsidiary, net of cash acquired	(9,369)	—	—	—	—	16,577	7,208
Cash injection in subsidiary	(4,680)	—	—	—	—	4,680	—
Purchases of property, plant and equipment	(172,320)	(1,090)	(35,893)	(24,434)	(81,225)	27,388	(287,574)
Others, net	20,926	33	133	3,011	4,014	(27,388)	729

Net cash used in investing activities	(154,557)	(1,456)	(35,805)	(21,711)	(72,552)	21,257	(264,824)

Cash Flows From Financing Activities
Repayment of short-term debts	$(50,000)	$—	$—	$—	$(22,006)	$—	$(72,006)
Repayment of long-term debts	—	—	—	—	(8,982)	—	(8,982)
Proceeds from issuance of shares, net of expenses	1,968	—	—	—	4,680	(4,680)	1,968
Proceeds from issuance of senior notes, net of expenses	210,458	—	—	—	—	—	210,458
Repurchase and redemption of senior and convertible notes	(18,083)	—	—	(175,564)	—	—	(193,647)
Proceeds from bank borrowings	50,000	—	8,016	—	49,604	—	107,620
Decrease in restricted cash	—	—	—	—	2,927	—	2,927
Capital lease payments	(2,042)	—	(1,727)	(2,663)	(778)	—	(7,210)

Net cash provided by (used in) financing activities	192,301	—	6,289	(178,227)	25,445	(4,680)	41,128

Net increase (decrease) in cash and cash equivalents	(112,341)	(1,894)	(5,162)	13,483	2,258	16,577	(87,079)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	1,425	—	1,425
Cash and cash equivalents at beginning of the year	297,165	2,427	7,138	5,519	17,491	(16,577)	313,163

Cash and cash equivalents at end of the year	$184,824	$533	$1,976	$19,002	$21,174	$—	$227,509

III-54

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. Dollars (except per share data) — (Continued)
CONDENSED CONSOLIDATING BALANCE SHEETS
As of December 25, 2005

			STATS		Non-
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

ASSETS
Current assets:
Cash and cash equivalents	$144,841	$635	$32,291	$9,865	$37,088	$—	$224,720
Short-term marketable securities	—	—	—	—	17,648	—	17,648
Accounts receivable, net	90,825	—	—	130,129	20,036	—	240,990
Amounts due from affiliates	360,343	202,224	8,575	96,148	13,612	(674,092)	6,810
Other receivables	3,936	245	6,047	204	904	—	11,336
Inventories	25,365	—	32,024	4,621	17,473	—	79,483
Short-term restricted cash	—	—	—	—	376	—	376
Prepaid expenses and other current assets	15,096	1,357	3,468	1,216	5,214	—	26,351

Total current assets	640,406	204,461	82,405	242,183	112,351	(674,092)	607,714
Long-term marketable securities	17,803	—	—	—	—	—	17,803
Property, plant and equipment, net	350,960	4,800	261,650	218,202	271,504	(85)	1,107,031
Investment in subsidiaries	738,852	12,186	—	—	—	(751,038)	—
Intangible assets	1,998	2,281	1,615	63,990	2,896	—	72,780
Goodwill	—	—	312,337	102,385	105,694	2,209	522,625
Long-term restricted cash	—	—	745	—	1,487	—	2,232
Prepaid expenses and other non- current assets	28,850	369	28,186	202	5,590	—	63,197

Total assets	$1,778,869	$224,097	$686,938	$626,962	$499,522	$(1,423,006)	$2,393,382

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$23,665	$477	$63,150	$11,302	$37,464	$—	$136,058
Payables related to property, plant and equipment purchases	22,404	—	23,980	12,694	20,347	—	79,425
Accrued operating expenses	56,620	10,377	10,317	9,334	10,284	—	96,932
Income taxes payable	—	68	1,555	612	—	—	2,235
Short-term borrowings	—	—	16,891	—	—	—	16,891
Amounts due to affiliates	8,065	1,882	89,351	542,979	31,877	(674,092)	62
Current obligations under capital leases	—	—	7,091	—	—	—	7,091
Current installments of long-term debts	—	—	—	—	18,651	—	18,651

Total current liabilities	110,754	12,804	212,335	576,921	118,623	(674,092)	357,345
Obligations under capital leases, excluding current installments	—	—	3,680	—	—	—	3,680
Long-term debts, excluding current installments	526,463	200,000	2,760	—	46,202	—	775,425
Other non-current liabilities	—	—	50,112	11,763	4,736	—	66,611

Total liabilities	637,217	212,804	268,887	588,684	169,561	(674,092)	1,203,061

Minority interest	—	—	—	—	—	48,669	48,669
Total shareholders’ equity	1,141,652	11,293	418,051	38,278	329,961	(797,583)	1,141,652

Total liabilities and shareholders’ equity	$1,778,869	$224,097	$686,938	$626,962	$499,522	$(1,423,006)	$2,393,382

III-55

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. Dollars (except per share data) — (Continued)
CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
For the Year Ended December 25, 2005

			STATS		Non-
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Net revenues	$435,630	$40,268	$387,830	$684,290	$163,870	$(554,635)	$1,157,253
Cost of revenues	(363,092)	(384)	(347,964)	(612,676)	(142,909)	499,002	(968,023)

Gross profit	72,538	39,884	39,866	71,614	20,961	(55,633)	189,230

Operating expenses:
Selling, general and administrative	44,488	24,862	9,007	94,754	9,635	(46,995)	135,751
Research and development	10,779	5,556	6,986	10,015	1,452	(8,717)	26,071
Restructuring charges	734	—	—	96	—	—	830
Total operating expenses	56,001	30,418	15,993	104,865	11,087	(55,712)	162,652

Operating income (loss)	16,537	9,466	23,873	(33,251)	9,874	79	26,578

Other income (expense), net:
Interest income	24,292	17	226	2,531	229	(20,881)	6,414
Interest expense	(31,358)	(8,240)	(3,372)	(18,827)	(1,713)	20,881	(42,629)
Foreign currency exchange gain (loss)	(1,125)	(3)	(535)	1,529	665	—	531
Equity gain (loss) from investment in subsidiaries	(32,320)	414	—	—	—	31,906	—
Other non-operating income (expense), net	(1,648)	(91)	(19)	93	589	—	(1,076)

Total other income (expense), net	(42,159)	(7,903)	(3,700)	(14,674)	(230)	31,906	(36,760)

Income (loss) before income taxes	(25,622)	1,563	20,173	(47,925)	9,644	31,985	(10,182)
Income tax benefit (expense)	(689)	(56)	(7,767)	(1,909)	732	—	(9,689)

Income (loss) before minority interest	(26,311)	1,507	12,406	(49,834)	10,376	31,985	(19,871)
Minority interest	—	—	—	—	—	(6,440)	(6,440)

Net income (loss)	$(26,311)	$1,507	$12,406	$(49,834)	$10,376	$25,545	$(26,311)

III-56

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. Dollars (except per share data) — (Continued)
CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
For the Year Ended December 25, 2005

			STATS		Non-
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Cash Flows From Operating Activities
Net income (loss)	$(26,311)	$1,507	$12,406	$(49,834)	$10,376	$25,545	$(26,311)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	81,823	2,073	41,982	86,275	42,064	(79)	254,138
Amortization of leasing prepayments	25,790	—	—	—	—	—	25,790
Debt issuance cost amortization	1,848	113	—	—	—	—	1,961
Loss (gain) on sale of property, plant and equipment	445	—	220	(62)	926	—	1,529
Accretion of discount on convertible notes	7,414	—	—	—	—	—	7,414
Loss from repurchase and redemption of convertible notes	1,653	—	—	—	—	—	1,653
Foreign currency exchange loss (gain)	48	—	—	168	(350)	—	(134)
Share-based compensation expense	703	—	—	—	40	—	743
Deferred income taxes	617	—	7,767	1,574	(607)	—	9,351
Minority interest in income of subsidiary	—	—	—	—	—	6,440	6,440
Equity loss (gain) from investment in subsidiaries	32,320	(414)	—	—	—	(31,906)	—
Others	(5)	134	344	311	(249)	—	535
Changes in operating working capital:
Accounts receivable	(23,950)	—	—	(59,685)	(7,705)	—	(91,340)
Amounts due from affiliates	(109,865)	(4,564)	4,426	(16,358)	(9,893)	132,067	(4,187)
Inventories	(5,449)	—	(8,156)	(49)	(11,139)	—	(24,793)
Other receivables, prepaid expenses and other assets	7,357	315	(1,667)	(153)	(2,336)	—	3,516
Accounts payable, accrued operating expenses and other payables	35,737	89	30,918	12,200	25,555	—	104,499
Amounts due to affiliates	3,124	1,709	39,146	89,352	(1,339)	(132,067)	(75)

Net cash provided by operating activities	33,299	962	127,386	63,739	45,343	—	270,729

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$—	$—	$—	$—	$15,726	$—	$15,726
Proceeds from maturity of marketable securities	—	—	—	787	—	—	787
Purchases of marketable securities	—	—	—	—	(32,017)	—	(32,017)
Cash injection in subsidiary	(25,587)	—	—	(25,500)	—	51,087	—
Acquisition of intangible assets	(787)	(698)	(812)	(837)	(1,719)	—	(4,853)
Purchases of property, plant and equipment	(53,718)	(187)	(94,163)	(78,419)	(61,648)	42,360	(245,775)
Others, net	18,726	10	4,927	9,629	12,207	(42,360)	3,139

Net cash used in investing activities	(61,366)	(875)	(90,048)	(94,340)	(67,451)	51,087	(262,993)

Cash Flows From Financing Activities
Repayment of short-term debts	$(100,464)	$—	$(35,779)	$—	$(7,033)	$—	$(143,276)
Repayment of long-term debts	—	—	(7,101)	—	(30,569)	—	(37,670)
Proceeds from issuance of shares, net of expenses	13,521	—	—	21,479	33,231	(54,710)	13,521
Proceeds from issuance of convertible notes, net of expenses	146,535	—	—	—	—	—	146,535
Repurchase and redemption of convertible notes	(167,263)	—	—	—	—	—	(167,263)
Proceeds from bank borrowings	100,464	—	42,657	—	44,964	—	188,085
Increase in restricted cash	—	—	(18)	—	(1,469)	—	(1,487)
Grants received	246	—	—	—	—	—	246
Capital lease payments	(4,955)	—	(6,782)	—	—	—	(11,737)
Contribution by minority interest in subsidiary, net	—	—	—	—	—	3,623	3,623

Net cash provided by (used in) financing activities	(11,916)	—	(7,023)	21,479	39,124	(51,087)	(9,423)

Net increase (decrease) in cash and cash equivalents	(39,983)	87	30,315	(9,122)	17,016	—	(1,687)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	(1,102)	—	(1,102)
Cash and cash equivalents at beginning of the year	184,824	548	1,976	18,987	21,174	—	227,509

Cash and cash equivalents at end of the year	$144,841	$635	$32,291	$9,865	$37,088	$—	$224,720

III-57

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. Dollars (except per share data) — (Continued)
CONDENSED CONSOLIDATING BALANCE SHEETS
As of December 31, 2006

			STATS		Non-
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

ASSETS
Current assets:
Cash and cash equivalents	$69,057	$177	$22,503	$55,608	$24,112	$—	$171,457
Short-term marketable securities	2,619	—	—	—	42,507	—	45,126
Accounts receivable, net	75,655	—	—	153,427	14,697	—	243,779
Amounts due from affiliates	480,580	152,734	14,973	93,602	25,833	(765,216)	2,506
Other receivables	2,249	219	3,092	672	743	—	6,975
Inventories	36,996	—	41,871	6,514	26,233	—	111,614
Prepaid expenses and other current assets	6,805	1,158	6,600	1,473	2,328	—	18,364

Total current assets	673,961	154,288	89,039	311,296	136,453	(765,216)	599,821
Long-term marketable securities	15,358	—	—	—	—	—	15,358
Property, plant and equipment, net	332,786	4,261	285,582	237,688	332,523	(10)	1,192,830
Investment in equity investee	10,292	—	—	—	—	—	10,292
Investment in subsidiaries	830,366	14,706	—	86,433	—	(931,505)	—
Intangible assets	3,630	2,039	1,997	31,716	2,464	—	41,846
Goodwill	—	—	304,557	102,129	104,617	2,209	513,512
Long-term restricted cash	—	—	629	—	352	—	981
Prepaid expenses and other non-current assets	22,256	258	25,956	319	34,851	—	83,640

Total assets	$1,888,649	$175,552	$707,760	$769,581	$611,260	$(1,694,522)	$2,458,280

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$38,967	$20	$62,945	$10,537	$55,253	$—	$167,722
Payables related to property, plant and equipment purchases	8,048	—	12,340	8,176	5,713	—	34,277
Accrued operating expenses	44,287	9,347	13,210	9,171	21,612	—	97,627
Income taxes payable	—	187	1,663	3,326	1,634	—	6,810
Short-term borrowings	—	—	48	—	544	—	592
Amounts due to affiliates	18,117	1,252	75,398	633,912	36,582	(765,216)	45
Current obligations under capital leases		—	3,680	—	—	—	3,680
Current installments of long-term debts	36,800	—	5,070	—	19,231	—	61,101

Total current liabilities	146,219	10,806	174,354	665,122	140,569	(765,216)	371,854
Long-term debts, excluding current installments	496,280	150,000	9,000	—	42,243	—	697,523
Other non-current liabilities	—	—	68,518	9,694	6,595	—	84,807

Total liabilities	642,499	160,806	251,872	674,816	189,407	(765,216)	1,154,184

Minority interest	—	—	—	—	—	57,946	57,946
Total shareholders’ equity	1,246,150	14,746	455,888	94,765	421,853	(987,252)	1,246,150

Total liabilities and shareholders’ equity	$1,888,649	$175,552	$707,760	$769,581	$611,260	$(1,694,522)	$2,458,280

III-58

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. Dollars (except per share data) — (Continued)
CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006

			STATS		Non-
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Net revenues	$501,660	$39,870	$573,502	$1,070,609	$289,434	$(858,142)	$1,616,933
Cost of revenues	(400,330)	(75)	(490,533)	(950,922)	(240,838)	791,925	(1,290,773)

Gross profit	101,330	39,795	82,969	119,687	48,596	(66,217)	326,160

Operating expenses:
Selling, general and administrative	57,018	26,970	12,453	86,268	12,030	(55,273)	139,466
Research and development	10,253	5,781	10,408	13,692	1,334	(11,022)	30,446
Restructuring charges	1,938	—	—	—	—	—	1,938

Total operating expenses	69,209	32,751	22,861	99,960	13,364	(66,295)	171,850

Operating income (loss)	32,121	7,044	60,108	19,727	35,232	78	154,310

Other income (expense), net:
Interest income	3,468	27	389	2,776	811	(2,070)	5,401
Interest expense	(35,198)	(7,145)	(3,507)	—	(2,036)	2,070	(45,816)
Foreign currency exchange gain (loss)	89	(1)	(2,874)	2,304	(1,142)	46	(1,578)
Equity gain from investment in equity investee	152	—	—	—	—	—	152
Equity gain from investment in subsidiaries	74,478	2,520	—	12,741	—	(89,739)	—
Dividend income from subsidiary	2,903	—	—	—	—	(2,903)	—
Other non-operating income (expense), net	195	(600)	(2)	219	296	—	108

Total other income (expense), net	46,087	(5,199)	(5,994)	18,040	(2,071)	(92,596)	(41,733)

Income before income taxes	78,208	1,845	54,114	37,767	33,161	(92,518)	112,577
Income tax expense	(1,400)	(1,451)	(19,624)	(1,840)	(1,444)	—	(25,759)

Income before minority interest	76,808	394	34,490	35,927	31,717	(92,518)	86,818
Minority interest	—	—	—	—	—	(10,010)	(10,010)

Net income	$76,808	$394	$34,490	$35,927	$31,717	$(102,528)	$76,808

III-59

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. Dollars (except per share data) — (Continued)
CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2006

			STATS		Non-
			ChipPAC	Guarantor	Guarantor
	STATS ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Cash Flows From Operating Activities
Net income (loss)	$76,808	$394	$34,490	$35,927	$31,717	$(102,528)	$76,808
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	86,748	1,698	53,207	75,173	49,570	(79)	266,317
Amortization of leasing prepayments	7,386	—	—	—	—	—	7,386
Debt issuance cost amortization	2,262	109	—	—	—	—	2,371
Loss (gain) on sale of property, plant and equipment	852	—	(16)	(58)	473	—	1,251
Accretion of discount on convertible notes	6,618	—	—	—	—	—	6,618
Loss on redemption of convertible notes	—	500	—	—	—	—	500
Foreign currency exchange loss (gain)	(220)	—	—	—	1,024	(46)	758
Share-based compensation	4,150	1,762	5,244	1,429	1,103	—	13,688
Deferred income taxes	1,400	1,300	19,515	(2,069)	(293)	—	19,853
Minority interest in income of subsidiary	—	—	—	—	—	10,010	10,010
Equity (income) loss from investment in subsidiaries	(74,479)	(2,520)	—	(12,741)	—	89,740	—
Equity (income) loss from investment in equity investee	(152)	—	—	—	—	—	(152)
Gain on sale of marketable securities	—	—	—	—	(5)	—	(5)
Others	487	1	175	136	210	—	1,009
Changes in operating working capital:
Accounts receivable	15,170	—	—	(23,298)	5,339	—	(2,789)
Amounts due from affiliates	(120,238)	49,490	(6,398)	2,547	(12,221)	91,124	4,304
Inventories	(11,631)	—	(9,984)	(1,893)	(8,760)	—	(32,268)
Other receivables, prepaid expenses and other assets	6,358	220	(451)	(518)	1,746	—	7,355
Accounts payable, accrued operating expenses and other payables	2,973	(1,366)	10,070	1,781	31,316	—	44,774
Amounts due to affiliates	10,052	(630)	(13,953)	90,932	4,706	(91,124)	(17)

Net cash provided by operating activities	14,544	50,958	91,899	167,348	105,925	(2,903)	427,771

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$—	$—	$—	$—	$35,391	$—	$35,391
Proceeds from maturity of marketable securities	—	—	—	—	20,841	—	20,841
Purchases of marketable securities	—	—	—	—	(80,866)	—	(80,866)
Cash injection in subsidiaries	(7,517)	—	—	(54,500)	—	62,017	—
Investment in equity investee	(10,154)	—	—	—	—	—	(10,154)
Acquisition of intangible assets	(1,835)	(698)	(1,151)	(2,314)	(421)	—	(6,419)
Purchases of property, plant and equipment	(96,176)	(219)	(94,167)	(71,989)	(157,913)	26,821	(393,643)
Others, net	12,100	1	6,139	7,198	10,450	(26,821)	9,067

Net cash used in investing activities	(103,582)	(916)	(89,179)	(121,605)	(172,518)	62,017	(425,783)

Cash Flows From Financing Activities
Repayment of short-term debts	$—	$—	$(21,496)	$—	$(20,794)	$—	$(42,290)
Repayment of long-term debts	—	—	(690)	—	(26,937)	—	(27,627)
Proceeds from issuance of shares, net of expenses	13,254	—	—	—	62,017	(62,017)	13,254
Repurchase and redemption of senior and convertible notes	—	(50,500)	—	—	—	—	(50,500)
Proceeds from bank borrowings	—	—	16,653	—	43,655	—	60,308
Decrease in restricted cash	—	—	116	—	1,511	—	1,627
Capital lease payments	—	—	(7,091)	—	—	—	(7,091)
Distribution to minority interest in subsidiary	—	—	—	—	(5,445)	2,903	(2,542)

Net cash provided by (used in) financing activities	13,254	(50,500)	(12,508)	—	54,007	(59,114)	(54,861)

Net increase (decrease) in cash and cash equivalents	(75,784)	(458)	(9,788)	45,743	(12,586)	—	(52,873)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	(390)	—	(390)
Cash and cash equivalents at beginning of the year	144,841	635	32,291	9,865	37,088	—	224,720

Cash and cash equivalents at end of the year	$69,057	$177	$22,503	$55,608	$24,112	$—	$171,457

III-60

APPENDIX IV
OTHER CONDITIONS OF THE OFFER
      The following conditions are set out on pages 70 to 72 of the Offer to Purchase under the heading “THE OFFER — Section 14. Conditions to the Offer”.
      “14.     Conditions to the Offer

Notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) STSPL’s rights to extend and amend the Offer at any time in its sole discretion, the Offer for the Ordinary Shares and the ADSs (the “Shares Offer”) and STSPL’s obligation to accept for payment any tendered Ordinary Shares or ADSs are subject to the following conditions (i) the Minimum Tender Condition and (ii) all of the following are satisfied:

Regulatory/ Third party approvals. During the Conditional Offer Period (as defined below), STSPL is not made aware of any Authorisation (as defined below) necessary for the making or implementation of the Shares Offer which is required to be obtained from any Relevant Authority (as defined below) in Singapore, the United States or any other jurisdiction in which the Company or any of its subsidiaries or associated companies carries on business and:

(i) any such Authorisation has not been obtained during the Conditional Offer Period; or

(ii) if any such Authorisation is subject to conditions which are required to be fulfilled prior to the final closing date of the Shares Offer, any of such conditions has not been fulfilled during the Conditional Offer Period; or

(iii) any such Authorisation ceases to remain in full force and effect during the Conditional Offer Period or any notice or intimation of any intention to revoke, modify or not to renew any such Authorisation has been received during the Conditional Offer Period;

Material adverse change on the business of the Company. During the Conditional Offer Period, there is no change (or any condition, event or development involving a prospective change) which has occurred or is threatened (the “MAC Event”) in the business, properties, assets, liabilities, operations, results of operations or prospects of the Company that has or may reasonably be expected to have a material adverse effect (a “Material Adverse Effect”) on the Company, its subsidiaries and associated companies (the “Group”), taken as a whole. For the purpose of this paragraph (b), a Material Adverse Effect on the Group will occur where the earnings before interest, tax, depreciation and amortization (“EBITDA”) of the Group, taken as a whole, will decrease by more than US$85,000,000 (which sum is approximately 20% of the EBITDA of the Group as derived from the unaudited financial statements of the Company for its financial year ended December 31, 2006) for the Relevant Period. For the purpose of this paragraph (b), the “Relevant Period” means a period of 12 months commencing on the first calendar day of the quarter following the occurrence or threatened occurrence of a MAC Event; and

Market out. During the Conditional Offer Period, there is no occurrence of:

(i) any general suspension of trading in, or limitation on times or prices for, securities on any national securities exchange or in the over-the-counter market in Singapore or the United States;

(ii) any declaration of a banking moratorium or any suspension of payments in respect of banks in Singapore or the United States;

(iii) any material limitation by any Relevant Authority or any court that materially affects the extension of credit generally by lenders that regularly participate in the Singapore or the United States market in loans;

IV-1

(iv) any commencement or escalation of war, terrorist acts, armed hostilities or other national or international calamity directly or indirectly involving the Singapore or the United States;

(v) any suspension of, or limitation (whether or not mandatory) on, the currency exchange markets or the imposition of, or material changes in, any currency or exchange control laws in Singapore or the United States;

(vi) any change in the general political, market or financial conditions in any country in which the Company or any of its subsidiaries or associated companies carries on business; or

(vii) in the case of any of the foregoing occurrences existing on or at the time of the commencement of the Shares Offer, a material acceleration or worsening thereof,

and that:

(A) has or may reasonably be expected to have a material adverse effect on the Company, its subsidiaries and associated companies, taken as a whole; or

(B) results or may reasonably be expected to result in a material diminution in the value of the Shares or the benefits expected to be derived by STSPL as a result of the transactions contemplated by the Shares Offer.

Each of the Other Conditions as set out in paragraphs (a) to (c) above may only be invoked by STSPL when the circumstances which give rise to the right to invoke such Other Condition are of material significance to STSPL in the context of the Shares Offer. In any event, each of the Other Conditions may only be invoked by STSPL after prior consultation with and consent having been obtained from SIC.

For purposes of the conditions:

“Authorisation” means an approval, authorisation, clearance, licence, order, confirmation, consent, exemption, grant, permission, recognition and/or waiver;

“Conditional Offer Period” means the period commencing on March 1, 2007, the date of the announcement of the Offer, up to (and including) the date on which the Offer is declared unconditional as to acceptances; and

“Relevant Authority” means a governmental, quasi-governmental, supranational, statutory, regulatory, administrative, investigative, fiscal or judicial agency, authority, body, court, association, institution, commission, department, exchange, tribunal or any other body or person whatsoever.

The foregoing conditions are for the sole benefit of STSPL, Temasek and their respective affiliates (other than the Company) and may be invoked by STSPL regardless of the circumstances (including any action or inaction by STSPL or Temasek) giving rise to any such conditions or may be waived by STSPL, in whole or in part, at any time and from time to time in the sole discretion of STSPL after prior consultation with and consent having been obtained from the SIC. The Minimum Tender Condition may not be waived by STSPL. Without prejudice to the generality of the foregoing, STSPL may invoke the foregoing Conditions when the circumstances which give rise to the right to invoke such Conditions are of material significance to STSPL in the context of the Shares Offer and after prior consultation with and consent having been obtained from the SIC. STSPL will not consummate the acquisition of the Convertible Notes unless STSPL also consummates the acquisition of the Ordinary Shares and ADSs pursuant to the Shares Offer. The failure by STSPL at any time to exercise its rights under any of the foregoing conditions will not be deemed a waiver of any such rights and each such right will be deemed an ongoing right which may be asserted at any time or from time to time prior to the Closing Date.

The Offer for the Convertible Notes is subject to the Shares Offer being declared unconditional in all respects.”

IV-2

Appendix V
VOLUNTARY CONDITIONAL CASH OFFER
by
Singapore Technologies Semiconductors Pte Ltd
(Incorporated in Singapore)
(Co. Reg. No.: 199503003D)
a wholly-owned subsidiary of
Temasek Holdings (Private) Limited
(Incorporated in Singapore)
(Co. Reg. No.: 197401143C)
for
STATS ChipPAC Ltd.
(Incorporated in Singapore)
(Co. Reg. No.: 199407932D)
QUESTIONS AND ANSWERS
FOR STATS ChipPAC OPTIONHOLDERS
March 23, 2007

DEFINITIONS:

“STSPL” or the “Offeror”	Singapore Technologies Semiconductors Pte Ltd (a wholly-owned subsidiary of Temasek)

“Temasek”	Temasek Holdings (Private) Limited (STSPL’s parent company)

“STATS ChipPAC” or the “Company”	STATS ChipPAC Ltd.

“Closing Date”	3:30 PM Singapore Time, 3:30 AM New York City Time, Friday, April 13, 2007, unless extended by the Offeror

“Ordinary Shares”	Ordinary shares of STATS ChipPAC Ltd. (traded on SGX-ST)

“ADS”	American Depositary Shares representing Ordinary Shares of STATS ChipPAC Ltd. (traded on Nasdaq Global Market) Each ADS represents 10 Ordinary Shares

“CDP”	The Central Depository (Pte) Limited

1.	OPTION HOLDERS

No.	Questions	Suggested response

a.	Is the Options Proposal for all options including vested and unvested options?	Yes, the Options Proposal is for all options, including vested and unvested options.

b.	Can I withdraw any Options which I have tendered in acceptance of the Options Proposal?	Yes, Optionholders who have accepted the Options Proposal have the same withdrawal rights as holders of Ordinary Shares, ADSs and Convertible Notes in relation to the Offer. Please refer to “THE OFFER — Section 7. Withdrawal Rights” in the Offer to Purchase for further details. For a withdrawal of Options tendered in acceptance of the Options Proposal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by STSPL c/o M & C Services Private Limited at 138 Robinson Road, #17-00 The Corporate Office, Singapore 068906 and must specify the name, address and identification card or passport number of the person who tendered the Options to be withdrawn and the number, exercise price and exercise period of the Options to be withdrawn. Any such notice of withdrawal must be signed and executed in the same manner and by the same party in which the Acceptance Letter in respect of which the Options are sought to be withdrawn was executed. Any such submission of a notice of withdrawal as described above shall be conclusive evidence in favour of STSPL, Goldman Sachs (Singapore) Pte. and M & C Services Private Limited of the right of such person to withdraw the said Options and of the title of such person to such Options.

c.	I have Options, how do I accept the Options Proposal?	You may accept the Options Proposal, which has been sent to you by way of a letter from the Offeror together with the Offer to Purchase, by taking the following steps:
(1) Completing and signing the acceptance letter for the Options Proposal (the “Acceptance Letter”) attached to the Options Proposal which should have been mailed to you.
(2) Forwarding the duly completed and signed Acceptance Letter by 3:30 p.m. Singapore time on the Closing Date or such later date(s) as extended, to:
Singapore Technologies Semiconductors Pte Ltd
c/o M&C Services Private Limited
138 Robinson Road
#17-00, The Corporate Office
Singapore 068906.
The Options Proposal shall remain open for acceptance until 3.30 p.m. Singapore time on the Closing Date or such later date(s) as may be announced from time to time by or on behalf of the Offeror.
Please note the Options Proposal is subject to the Offer for the Ordinary Shares and ADSs being declared unconditional in all respects.

No.	Questions	Suggested response

Please also note that if you accept the Options Proposal, you will give up your rights under the Options, including the right to exercise the Options into Ordinary Shares and any other rights that you may derive as a holder of Ordinary Shares.

d.	How do I exercise my Options and accept the Offer for the Shares?	To exercise your options, you should:
(a) give the relevant exercise notices in accordance with the terms of the relevant Option and Option Plan and remit the full amount of the exercise price for the relevant number of Ordinary Shares to the Company Secretary of STATS ChipPAC at its registered office at 5 Yishun Street 23, Singapore 768442 or its office address at 10Ang Mo Kio Street 65,#05-17/20 Techpoint, Singapore 569059;
(b) complete and sign the FAA for the Ordinary Shares in accordance with the provisions of the Offer to Purchase as well as the provisions and instructions printed on the FAA for the Ordinary Shares; and
(c) forward the duly completed and signed FAA for the Ordinary Shares at your own risk to the Company Secretary of STATS ChipPAC before 12.00 noon Singapore time on the Closing Date (as defined in the Offer to Purchase) for onward transmission to Singapore Technologies Semiconductors Pte Ltd, c/o The Central Depository (Pte) Limited, 4 Shenton Way #02-01, SGX Centre 2, Singapore 068807.
Exercising Optionholders should note the time allowed to STATS ChipPAC under the terms of the relevant Option and Option Plan to allot the Ordinary Shares to Exercising Optionholders upon exercise of the Options.
Holders of Options should also note that if the Securities Accounts of the Exercising Optionholders are not credited with the relevant number of new Ordinary Shares by the date of receipt by CDP, on behalf of the Offeror, of the FAA (provided that the date of receipt is on or before the Closing Date), the acceptance of the Offer by the Exercising Optionholders will be rejected.
If you exercise your Options with the intent of accepting the Offer with respect to the underlying Ordinary Shares, and the Offer subsequently lapses or is terminated by the Offeror, you would not be able to rescind your exercise and take back your Options.
You are advised to read all documents relating to the Offer including the Offer to Purchase because they contain important information.

e.	When will I be paid if I accept the Options Proposal?	Please note the Options Proposal is subject to the Offer for the Ordinary Shares and ADSs being declared unconditional in all respects.

No.	Questions	Suggested response

Subject to the receipt by the Offeror from the Accepting Optionholder of the duly completed Acceptance Letter, and to the fulfillment of the conditions set out in the Options Proposal, remittances in the form of cheques for the appropriate amounts will be despatched to the Accepting Optionholder by ordinary post:
(a) in respect of acceptances of the Options Proposal which are received on or before the date on which the Offer is declared to be unconditional, within 14 calendar days of that date; or
(b) in respect of acceptances of the Options Proposal which are received after the date on which the Offer is declared to be unconditional, but before the Offer closes, within 14 calendar days of the date of such receipt.

f.	Is there a difference in the amount of money I will receive if I accept the Options Proposal or the Offer for the Shares?	If you accept the Options Proposal, subject to the Offer being declared unconditional, you will be paid an amount (if positive) of the Offer Price or (if applicable) the Higher Offer Price less the exercise price of that Option. If the exercise price of an Option is equal to or more than the Offer Price of (if applicable) the Higher Offer Price, you will be paid a nominal amount of S$0.001.
If you wish to exercise your Options and accept the Offer, you will have to pay the exercise price of the Options and subject to the Offer being declared unconditional in all respects, you will be paid the Offer Price or (if applicable) the Higher Offer Price.

g.	If I hold Options and do not accept the Options Proposal, and the Offer is declared unconditional in all respects, how will my rights under the Options be affected?	If you hold Options and do not accept the Options Proposal and the Offer is declared unconditional in all respects, the value of your Options may decline as a result of any material decrease in liquidity and market value of the Ordinary Shares and ADSs, including possibly as a result of a delisting of the Ordinary Shares or ADSs (if the Offferor effects a compulsory acquisition of the Ordinary Shares and ADSs). Please note that you do not have the right to require the Offeror to purchase your Options as a result of the Offer or the compulsory acquisition, although you may have a right to require the Offeror to purchase any Ordinary Shares that you receive upon exercise of your Options. You should also refer to the terms of your option plan and the Offer to Purchase for important information about the effect of the Offer and the Compulsory Acquisition on your Options.

March 30, 2007
The Board of Directors
STATS ChipPAC Ltd
10 Ang Mo Kio St 65
#05-17/20, Techpoint
Singapore 567059
Dear Sirs
Letter of Consent
      We refer to the circular (Circular) to be dated 30 March 2007 to be issued by or on behalf of STATS ChipPAC Ltd. (Company) in connection with the voluntary conditional cash offer by Goldman Sachs (Singapore) Pte for and on behalf of Singapore Technologies Semiconductors Pte Ltd to acquire all the issued ordinary shares (including the ADSs) in the capital of the Company and the Convertible Notes (Offer) and the proposal to holders of Options (Options Proposal).
      Capitalised terms not otherwise defined herein shall bear the meaning ascribed to them in the Circular.
      At your request, we are agreeable to:

(i)	being named as independent financial adviser to the Independent Directors for the purposes of the Offer and the Options Proposal in the Circular;

(ii)	the inclusion in the Circular of our fairness opinion in relation to the Share Offer and letters of advice in relation to the Convertible Notes Offer and the Options Proposal;

(iii)	all references to our name in the form and in the context in which they appear in the Circular; and

(iv)	this letter of consent being included as an exhibit to the Circular.
Yours faithfully
Morgan Stanley Dean Witter Asia (Singapore) Pte
/s/ Ronald Ong

Ronald Ong
Managing Director

EX 1-1

The Board of Directors
STATS ChipPAC Ltd.
10 Ang Mo Kio Street 65
#05-17/20 Techpoint
Singapore 569059
28 March 2007
Our ref: ASR B/02505464-A908/ DO/ LCY/ CCS(13)
(When Replying Please Quote Our Reference)
LETTER OF CONSENT IN ACCORDANCE WITH THE REQUIREMENT OF THE SINGAPORE CODE ON TAKE-OVERS AND MERGERS
Dear Sirs
      We, PricewaterhouseCoopers, named as the auditors of STATS ChipPAC Ltd. (the “Company”) in the circular to shareholders and noteholders in relation to the voluntary conditional cash offer for the offer shares and the convertible notes and to optionholders in relation to the options proposal (“Circular”) to be dated 30 March 2007 to be issued by the Company, do hereby consent to act in that capacity in relation to the Circular. We have given and have not before the issuance of the Circular withdrawn our written consent to the issue of the Circular with the inclusion of the following:

(a)	our name and all reference thereto;

(b)	our auditors’ report dated March 12, 2007 relating to our audit of the financial statements, management’s assessment of internal control over financial reporting and the effectiveness of internal control over financial reporting of STATS ChipPAC Ltd.
in the form and context in which they are included in the Circular in accordance with the requirement of The Singapore Code on Take-overs and Mergers.
      We are also agreeable to this letter of consent being included as an exhibit in the Circular.
Yours faithfully
PricewaterhouseCoopers

EX 2-1

STATS ChipPAC Ltd.
10 Ang Mo Kio Street 65
#05-17/20 Techpoint
Singapore 569059
      We agree to the inclusion, in the Circular to shareholders and noteholders in relation to the voluntary conditional cash offer for the offer shares and the convertible notes and to optionholders in relation to the options proposals to be dated March 30, 2007 to be issued by the Company, of our report dated March 12, 2007 relating to our audit of the financial statements, management’s assessment of internal control over financial reporting and the effectiveness of internal control over financial reporting of STATS ChipPAC Ltd.
PricewaterhouseCoopers
Singapore
March 28, 2007

EX 2-2